Air T, Inc. 2026 Annual Report

July 10, 2026 Dear Shareholders, The year just passed included two potentially transformative transactions that have roots in our organizational architecture and capabilities. While Air T has grown in many directions and by the work of many hands this year, highlighting two important transactions will give shareholders a sense of what we’re doing, while also demonstrate cases of some of our ever-present organizational drivers. We all know equity investors rely greatly on management to make investment and org- structure decisions that are consequential on any time scale. GE had marvelous businesses yet then something was amiss. Some classic serial acquirers have average business yet outperform. Most Air T shareholders understand that Air T’s management is important because we are committed to a decentralized portfolio of powerful companies approach. And our investment decisions are amplified by Air T’s nano-size and reinvestment initiatives. Crestone We like to build value by putting high performance leaders and teams in charge of businesses they know well, and giving them the resources to thrive. Some people don’t like corporate hierarchies and don’t want to work for private equity. The right incentives, a long term pathway, a great team, a business vision, resources of a larger system – these things can work magic in the right contexts. We call it making space for dynamos and dynamic teams. Crestone management spun out of Contrail when it became clear that we had a team that was more into leasing than Contrail’s core engine teardown business. We matched the Crestone team with capital to get them going, funded a cash burn j-curve, then got out of the way. The Crestone team did the rest-- they’ve grown wonderfully over the past six (6) years because Blue Owl and other investors are pleased by the returns they are getting through Crestone’s aircraft & leasing management. When Arena was available for sale, and looking for a happy place to land their business, the Blue Owl people encouraged us to take a look. The resulting merger transaction builds scale and solves the needs of the sellers and younger talent. LP Investors get a step up in scale and deal flow, Blue Owl’s commitment as a ~10% owner of the platform, and Air T’s long-term orientation. In addition, our independent yet interrelated organization is likely to bring opportunities for value creation through Air T sister-company collaboration. We like what the Crestone team is doing to integrate and grow post-merger.

Rex In a perfect world investing is about finding attractive returns with acceptable risk. This is hard because a lot of smart people are trying to do the same. However, if a person digs into unusual areas or evaluates things with a differential logical or factual grounding, then good ideas can advance the ball. It’s also true that businesses themselves generate real optionality that doesn’t exist in the relatively bloodless world of marketable securities. We systematically try to build our idea factory by working traditional research methods of securities market investors and listening to what our businesses and their industrial networks are telling us, thereby hearing the market. When we started tracking the restructuring of Rex Regional Airlines we noticed a few things. First of all, Rex had been a public company for a couple of decades and they had been nicely profitable within their niche market. They owned all of their aircraft outright, and in fact had over 90 aircraft on property. Their primary workhorse was the Saab 34 – which we knew well because one of Air T’s business had been involved in the supply chain for over fifteen (15) years. Many risks and challenges were evident in the Rex restructuring: covid supply chain issues severely constrained the supply of engine parts and grounded significant numbers of Rex aircraft; the restructuring was complex; the Australian Commonwealth had important interests they needed to protect; crafting the deal would require multi-party negotiations; and a happy outcome would require long-term technical aviation successes. Air T was able to “fly to the ball” when the Rex ball was fumbled. We jumped in with the help of a great team and rapport with Rex management. The deal structure we settled on distributes risks and rewards in a way that addresses the core interests of each party. No doubt, closing a deal less than 100 days before the Iran War started was a body blow and increases outcome variation. However, all those involved are soldiering onward. Rex delivers essential connectivity to remote and rural Australia. The management team is long-standing, coherent, and customer-centric. We have the knowledge to solve the technical challenges. What’s not to like about the vibrant Australian economy? We continue to like the situation, yet challenges remain. The Rex investment was generated by research and attention to our networks and the optionality inherent in owning businesses. We are all working hard to return to the classic Rex Regional business model, including profitability in the age of Air T-Rex. Seven Flat Years Management believes that the Air T stock price is not reflecting the value that we are building into the company. Many days of industrious activity have passed. The seven-flat stock price years are hard to interpret. Some say that if we made more disclosures and worked to provide clarity into various aspects of the company – our balance sheet and

Crestone for example – then the stock might not be flat. Others comment about the difficulty of following our various transactions and growth initiatives. Small market cap and liquidity are mentioned. Others say it’s simply a matter of simplifying by cutting and reducing investments. Or maybe a quarterly Q&A open mic to build rapport with our investors? Some or all of this may be on target, and we are contemplating all of it. We also note that as of July 9, 2026, during the seven-flat years, only one investor has literally or figurately knocked on our door and asked to sit down with management to walk through our material. Essentially nobody has bothered to turn over the Air T rock. Not sure what that means. And if you, resourceful reader, have followed the twists and turns to the end of this letter then we encourage you to reach out to us and learn more about the early chapters of the Air T Story. Nick Swenson President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 ____________________________ SCHEDULE 14A ____________________________ Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934 Filed by the Registrant ☒ Filed by a party other than the Registrant ☐ Check the appropriate box: ☐ Preliminary Proxy Statement ☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)) ☒ Definitive Proxy Statement ☐ Definitive Additional Materials ☐ Soliciting Material Under Rule 14a-12 Air T, Inc. (Name of Registrant as specified in its charter) (Name of person(s) filing Proxy Statement, if other than Registrant) Payment of Filing Fee (Check the appropriate box): ☒ No fee required. ☐ Fee paid previously with preliminary materials ☐ Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11. 1

Air T, Inc. 11020 David Taylor Drive Suite 305 Charlotte, NC 28262 Telephone: (980) 595-2840 July 10, 2026 To Our Stockholders: Attached, for your information and review, is Air T, Inc.’s Annual Report, Notice of Meeting and Proxy Statement for our Annual Meeting of Stockholders to be held Tuesday, August 25, 2026, accompanying proxy card and return envelope. The meeting will be held in person at the Company’s Minnesota executive office, 5000 W. 36th Street, Suite 105, Minneapolis, Minnesota 55416. The meeting will also be accessible by webcast by visiting https://agm.issuerdirect.com/airt. We recommend that you log in at least 15 minutes before the meeting to ensure you are logged in when the meeting starts. The proxy materials were either made available to you over the Internet or mailed to you beginning on or about July 10, 2026. The accompanying Proxy Statement provides you with a summary of the proposals on which our stockholders will vote at the Annual Meeting. Your vote is important regardless of the number of shares you hold. To ensure your representation at the meeting, please complete, sign, date and return your enclosed proxy card as soon as possible in the postage-paid envelope provided. If your shares are held in “street name” by your broker or other nominee, only that holder can vote your shares, and the vote cannot be cast unless you provide instructions to your broker. You should follow instructions provided by your broker regarding how to instruct your broker to vote your shares. If you choose to attend the Annual Meeting, you may revoke your proxy and personally cast your votes at the Annual Meeting. Stockholder matters, including a transfer of shares, missing stock certificates, or changes of address can be directed to the Company’s transfer agent at the following mailing address, email address and telephone number: Equiniti Trust Company, LLC Operations Center 55 Challenger Road Ridgefield Park, NJ 07660 Email address: HelpAST@equiniti.com Telephone Number: 1-800-937-5449 If you should have a question or require an additional copy of the documents mentioned above, please contact me directly at 980-595-2840. Thank you for your continued support of Air T, Inc. Sincerely, Nick Swenson President, Chief Executive Officer and Chairman of the Board Enclosures 2

AIR T, INC. NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 25, 2026 To Our Stockholders: You are cordially invited to attend the Annual Meeting of Stockholders (the “Annual Meeting”) of Air T, Inc. (the “Company”), to be held on August 25, 2026 at 8:30 a.m. local time. The meeting will be held at the Company’s executive office in Minnesota: 5000 West 36th Street, Suite 105, Minneapolis, Minnesota 55416. The purpose of the meeting is to consider and act on the following matters: 1. Elect as directors the five (5) nominees named in the accompanying proxy statement to hold office until the next annual meeting of stockholders and until their respective successors are elected and qualified; 2. To approve, on an advisory basis, the compensation paid to the Company’s named executive officers as disclosed in the accompanying proxy statement; 3. To ratify the appointment of Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2027; and 4. To transact such other business as may properly come before the meeting, or any adjournment or adjournments thereof. AFTER CAREFUL CONSIDERATION OF EACH OF THE PROPOSALS ABOVE, THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS TO BE CONSIDERED AND VOTED ON AT THE ANNUAL MEETING. Only stockholders of record as of the close of business on June 26, 2026 are entitled to notice of and to vote at the Annual Meeting or any adjournment or postponement thereof. Each share of our outstanding common stock will entitle the holder to one vote on each matter that properly comes before the annual meeting. You may examine a list of those stockholders at our executive office in Minnesota, during the 10-day period preceding the annual meeting. The accompanying proxy statement provides you with a summary of the proposals on which our stockholders will vote at the Annual Meeting. We encourage you to read this entire document before voting. Your vote is important no matter how large or small your holdings may be. To ensure your representation at the meeting, please complete, sign, date and return your proxy card as soon as possible. If your shares are held in “street name” by your broker or other nominee, only that holder can vote your shares, and your vote cannot be cast unless you provide instructions to your broker. You should follow instructions provided by your broker regarding how to instruct your broker to vote your shares. This Annual Meeting Notice and Proxy Statement, Annual Report and proxy card are first being made available to our stockholders on or about July 10, 2026. YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, YOU ARE URGED TO VOTE AS SOON AS POSSIBLE. You may vote by following the instructions on the Notice Regarding the Availability of Proxy Materials, or, if you received proxy materials by mail, by completing, signing and dating the enclosed proxy and returning it promptly in the envelope provided, or authorizing your proxy by telephone or through the Internet. Please review the instructions on each of your voting options described in the Proxy Statement, as well as in the Notice Regarding the Availability of Proxy Materials or proxy card you received in the mail. 3

You have the option to revoke your proxy at any time prior to the Annual Meeting, or to vote your shares personally if you attend the Annual Meeting in person or virtually. If there are not sufficient votes for a quorum or to approve or ratify any of the foregoing proposals at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies by the Company. IMPORTANT NOTICE REGARDING AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 25, 2026: Our Annual Meeting Notice, Proxy Statement and Annual Report for the Fiscal Year Ended March 31, 2026 are also available at http://www.airt.com. By Order of the Board of Directors Nick Swenson President, Chief Executive Officer and Chairman of the Board July 10, 2026 4

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON AUGUST 25, 2026 This notice, the accompanying proxy statement and proxy and the Air T, Inc. Annual Report to Stockholders, which includes the Air T Inc.’s Annual Report on Form 10-K for the fiscal year ended March 31, 2026, are available at http://www.airt.com/investors/annual- meeting-materials. Additionally, and in accordance with the rules of the Securities and Exchange Commission, stockholders may access these materials at the website indicated in the Notice of Internet Availability of Proxy Materials that you receive in connection with this notice and the accompanying proxy statement. 5

Air T, Inc. 11020 David Taylor Drive Suite 305 Charlotte, North Carolina 28262 Telephone (980) 595-2840 PROXY STATEMENT The enclosed proxy is solicited on behalf of the Board of Directors of Air T, Inc. (referred to as the “Company”) in connection with the annual meeting of stockholders of the Company to be held in person on Tuesday, August 25, 2026 at 8:30 a.m. local time at 5000 West 36th Street, Suite 105, Minneapolis, Minnesota 55416. The attached proxy should be used to vote your shares. You may revoke your proxy at any time before it is exercised by: • giving a written notice of revocation to the Secretary of the Company, • submitting a proxy having a later date, or • voting at the meeting by submitting a new proxy. All shares represented by valid proxies and not revoked before they are voted will be voted as specified. If no specification is made, proxies will be voted “FOR” electing all nominees for director listed on the proxy in Item 1, “FOR” the resolution approving, on an advisory basis, the compensation paid to the Company’s named executive officers as disclosed in this proxy statement, and “FOR” ratifying Deloitte & Touche LLP as the Company’s independent registered public accounting firm for the fiscal year ending March 31, 2027. The Board of Directors knows of no matters, other than those stated above, to be presented for consideration at the annual meeting. If, however, other matters properly come before the annual meeting or any adjournment thereof, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with their best judgment on any such matters. The persons named in the accompanying proxy may also, if it is deemed advisable, vote such proxy to adjourn the annual meeting from time to time, including if there is not a quorum on the date set for the annual meeting. This proxy statement, the enclosed proxy card and the Company’s Annual Report to Stockholders for the fiscal year ended March 31, 2026 are being first made available to our stockholders on or about July 10, 2026. The Annual Report does not constitute “soliciting material” and is not to be deemed “filed” with the Securities and Exchange Commission. The Company will pay the costs of preparing this proxy statement and of soliciting proxies in the enclosed form. Our officers, directors and employees may solicit proxies personally, by telephone, mail or facsimile, or via the Internet. These individuals will not receive any additional compensation for their solicitation efforts. You may also be solicited by means of press releases issued by the Company, postings on our website, www.airt.com, and advertisements in periodicals. In addition, upon request we will reimburse banks, brokers and other nominees representing beneficial owners of shares for their expenses in forwarding voting materials to their customers who are beneficial owners and in obtaining voting instructions. VOTING Only stockholders of record at the close of business on June 26, 2026 will be entitled to vote at the annual meeting or any adjournment or adjournments thereof. The number of outstanding shares entitled to vote at the stockholders meeting is 2,691,664. The presence of a majority of the outstanding shares of the Company’s Common Stock, par value $0.25 per share (the “Common Stock”), represented in person or by proxy at the meeting will constitute a quorum necessary to conduct business at the meeting. How to Vote If you are a registered stockholder, you may vote your shares by mail by completing, signing, dating and returning a proxy card or you may vote your shares in person by attending the meeting and voting your shares in person at the meeting or by following the instructions and voting at the webcast of the meeting. Even if you plan to attend the meeting, the Company encourages you to vote 6 your shares by proxy. If you choose to attend the meeting, please be prepared to establish your stock ownership and identification in accordance with the instructions provided to obtain access to the meeting. If you are a beneficial stockholder and your broker holds your shares in its name, your broker may provide you alternative methods of providing your voting instructions, including by Internet or telephone. This depends on the voting process of the broker through which you hold the shares. Please follow their directions carefully. Voting of Shares Held Through Brokers If you are a beneficial stockholder and your broker holds your shares in its name, your broker cannot vote your shares on the following matters if you do not timely provide instructions for voting your shares: • the election of directors; • the advisory vote on approval of the compensation paid to the Company’s named executive officers. If your shares are maintained through an account with a broker, it is likely that your broker holds your shares in its name, and you should contact your broker if you are uncertain whether your broker holds your shares in its name. Shares not voted by brokers on these matters if timely voting instructions are not provided are referred to as “broker non-votes.” However, your broker may vote your shares on any other matter that may be presented to the stockholders for a vote at the meeting, including the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, if the broker does not receive voting instructions from you. If your broker holds your shares in its name, for you to vote those shares you must provide voting instructions to the broker through which you hold the shares. Please follow their directions carefully. Required Voting Thresholds for Matters to be Considered at the Meeting Directors will be elected by a plurality of the votes cast—that is, the five (5) nominees receiving the most votes will be elected as directors. Cumulative voting is not allowed. Accordingly, abstentions and broker non-votes will not affect the outcome of the election of directors. On the matter related to the advisory vote on compensation paid to the Company’s named executive officers, the Company will consider that our stockholders will approve of the compensation for named executive officers as disclosed in this Proxy Statement if there are more “FOR” votes than the total of “AGAINST” and “ABSTAIN” votes. Although the vote on Item 2 is not binding on the Company, the Compensation Committee will take your vote on this proposal into consideration when evaluating the compensation of our named executive officers. Ratification of the appointment of the independent registered public accounting firm for the fiscal year ending March 31, 2027, requires the affirmative vote of a majority of the shares present or represented at the meeting and entitled to vote. An abstention will have the same effect as a negative vote but, because shares held by brokers will not be considered entitled to vote on matters as to which the brokers withhold authority, a broker non-vote, if applicable, will have no effect on the vote on this matter. Changing Your Vote Even after you have submitted your vote, you may revoke your proxy and change your vote at any time before voting begins at the annual meeting. If you are a registered stockholder, you may do this by: • timely delivering to the Company’s Secretary, or at the meeting, a later dated signed proxy card or • by voting your shares in person at the meeting in accordance with instructions provided at the meeting. Your participation at the meeting will not automatically revoke your proxy; you must specifically revoke it and vote your shares as provided at the meeting. If your broker holds your shares in its name, you should contact your bank, broker or other nominee to find out how to revoke your proxy. If you have obtained a legal proxy from your nominee giving you the right to vote your shares, you may vote at the meeting in accordance with instructions provided or by sending in an executed proxy with your legal proxy form. 7

CERTAIN BENEFICIAL OWNERS OF COMMON STOCK

The following table sets forth information regarding the beneficial ownership (determined in accordance with Rule 13d-3 of the Securities and Exchange Commission) of shares of Common Stock, par value $0.25 per share, of the Company as of June 30, 2026 by each person that beneficially owns five (5%) percent or more of the shares of Common Stock. Each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned, except as otherwise set forth in the notes to the table.

Security Ownership of Certain Beneficial Owners

Name and Address of Beneficial Owner	Amount of Beneficial Ownership as of June 30, 2026	Percent of Class[1]
AO Partners I, L.P. et al.[2] 5000 W. 36th Street, Suite 200 Minneapolis, Minnesota 55416	1,336,070	49.64%
Farnam Street Partners, L.P. et al.[3] 3033 Excelsior Boulevard, Suite 320 Minneapolis, Minnesota 55416	480,629	17.86%

(1) Based upon 2,691,664 shares outstanding on June 30, 2026. For purposes of calculating the percentage ownership of any person or group, shares that such person or group has the right to acquire within 60 days after June 30, 2026, regardless of the option's status as dilutive or anti-dilutive, are deemed outstanding for such person or group, but are not deemed outstanding for any other person or group.

(2) Includes (i) 952,885 shares held by AO Partners I, L.P. ("AO Partners Fund") and indirectly by AO Partners, LLC ("AO Partners") as general partner of AO Partners Fund, (ii) 51,099 shares held by Groveland Capital, LLC, (iii) 233,098 shares held by Groveland DST, LLC, (iv) 94,438 shares held by Glenhurst Co., (v) 3,750 shares held directly by Mr. Swenson, and (vi) 800 stock options held by Mr. Swenson that are exercisable within 60 days after June 30, 2026. Mr. Swenson, as manager of AO Partners, Groveland Capital, LLC, and Groveland DST, LLC and as president and sole director of Glenhurst Co., may be deemed to have voting and dispositive power with respect to the shares held by such entities. Mr. Swenson disclaims beneficial ownership of the shares held by AO Partners Fund, Groveland Capital, LLC Groveland DST, LLC, and Glenhurst Co., except to the extent of his pecuniary interest therein.

(3) Includes (i) 394,090 shares held by Farnam Street Partners, L.P., (ii) 55,793 shares held by FS Special Opportunities Fund I, LP, (iii) 13,146 shares held by Car of MN, LLC, (iv) 7,500 held directly by Mr. Cabillot, (v) 10,000 shares held directly by Mr. Haeg, and (iv) 100 shares issuable upon exercise of stock options held by Mr. Cabillot that are exercisable within 60 days after June 30, 2026. Mr. Cabillot is an officer of Farnam Street Capital, Inc. ("FSC"), the general partner of Farnam Street Partners, L.P. and FS Special Opportunities Fund I, LP and the managing member of Car of MN, LLC. Messrs. Cabillot and Haeg, as officers of FSC, share voting and dispositive power over the shares of Company common stock held by Farnam Street Partners, LP and FS Special Opportunities Fund I, LP.

PROPOSAL 1 -- ELECTION OF DIRECTORS

Under the Company's certificate of incorporation and by-laws, as amended, directors are elected at each annual meeting and hold office until their respective successors are elected and have qualified. The Board of Directors has established the number of directors constituting the Board of Directors at five (5). Accordingly, up to five (5) directors may be elected at the annual meeting.

Jamie Thingelstad, a current director of the Company, has elected not to stand for re-election at the Annual Meeting. Mr. Thingelstad's decision not to stand for re-election was not the result of any disagreement with the Company on any matter relating to the Company's operations, policies, or practices.

The following sets forth certain information with respect to the individuals who are nominated by the Board of Directors, upon recommendation of its Nominating Committee, for election to the Board of Directors at the annual meeting. Each of the following nominees is currently a director of the Company. For each nominee we have disclosed the particular experience, qualifications, attributes, or skills that led the Board to conclude that the nominee should serve as a director.

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Raymond Cabillot, age 63, was elected as a director of the Company in November 2016 and as Lead Independent Director of the Company in 2019. Since 1998, Mr. Cabillot has served as Chief Executive Officer and director of Farnam Street Capital, Inc., the General Partner of Farnam Street Partners L.P., a private investment partnership. Prior to his service at Farnam Street Capital, Mr. Cabillot was a Senior Research Analyst at Piper Jaffray, Inc., an investment bank and asset management firm, from 1989 to 1997. Early in his career, Mr. Cabillot worked for Prudential Capital Corporation as an Associate Investment Manager and as an Investment Manager. Mr. Cabillot has served on the board of directors of Oxbridge Re Holdings Limited, a specialty property and casualty reinsurer, since 2013, and Pro-Dex, Inc., a manufacturer of surgical, dental, and scientific instruments, since 2013. Mr. Cabillot also served as Chairman of the Board of O.I. Corporation, a manufacturer of chemical analysis and monitoring products, from 2007 through 2010. Mr. Cabillot earned his BA with a double major in economics and chemistry from St. Olaf College and an MBA from the University of Minnesota. He is a Chartered Financial Analyst. Mr. Cabillot was elected to the Board and as Lead Independent Director for his strong analytical skills and over 25 years’ experience as a financial analyst and investment manager. His prior service as a public company director and chairman also brings valuable corporate governance experience to the Board. William Foudray, age 56, was elected as a director of the Company in August 2013. Mr. Foudray has served as the Chief Executive Officer of Grove Bank since April 2025. Prior to joining Grove Bank, Mr. Foudray served as Executive Vice President of People’s Bank from September 2023 to April 2025. Prior to joining People’s Bank, Mr. Foudray served as the Chief Executive Officer of Vantage Financial, LLC, an equipment leasing and finance company that he co-founded in August 2011. Mr. Foudray served in various executive capacities, including as Vice President of Operations, Chief Financial Officer and Executive Vice President, of Fidelity National Capital, Inc., a third-party technology leasing firm and then subsidiary of Fidelity National Financial, Inc., from 1999 until the sale of that company in 2009 to Winthrop Resources Corporation and as Vice President of Winthrop Resources Corporation, a technology leasing company, from 2009 to July 2011. Mr. Foudray’s experience in the leasing business, including in the equipment leasing business provides the Board with valuable insight with respect to opportunities to expand leasing activities of the Company’s businesses. In addition, Mr. Foudray’s experience as an executive officer of a significant operating business and as a former chief financial officer add to the Board’s expertise in operational and financial matters. Gary Kohler, age 69, was elected as a director of the Company in September 2014. Mr. Kohler has served as Chief Investment Officer, portfolio manager and Managing Partner of Blue Clay Capital Management, LLC, an investment management firm, since January 1, 2012. Mr. Kohler served as a portfolio manager and partner of Whitebox Advisors, LLC, an investment management firm, from January 2000 to December 2011. Mr. Kohler served in various capacities, including portfolio manager and Vice President, of Okabena Company, a private investment advisory firm, from 1984 to 1997. Mr. Kohler’s experience in investing and managing investments in a wide variety of businesses during his over 25-year career in the field of investment management services provides the Board with additional depth in financial, analytical and investment expertise. Peter McClung, age 56, was elected as a director of the Company in December 2017. Mr. McClung is an experienced business executive and expert in developing sales and marketing strategies based on customer insights. Mr. McClung has over 20 years’ experience building and leading teams to grow revenue, profitability and market share in a variety of industries. He spent the first part of his career as a sales and marketing executive in roles of increasing responsibility with Novartis, BASF, and UnitedHealth Group. In 2009, Mr. McClung formed a business strategy consulting firm, which expanded into a full-service branding agency in 2013, called welcometoseven.com. In 2016, Mr. McClung became CEO of The Jump Group, LLC, a joint venture technology company with welcometoseven.com and venture capital investors. In 2022, Mr. McClung founded Blankspace Social, LLC. The Board nominated Mr. McClung because of his expertise in the areas of strategy, marketing and sales, in addition to his experience as both an entrepreneur as well as a senior leader in several Fortune 500 companies. Nick Swenson, age 57, has served as a director of the Company since August 2012 and as Chairman of the Board of Directors since August 2013. In October 2013, Mr. Swenson was appointed as the interim President and Chief Executive Officer of the Company and was appointed as President and Chief Executive Officer of the Company in February 2014. Mr. Swenson is also the managing member of AO Partners, LLC which is the general partner of AO Partners I, L.P., an investment fund. Mr. Swenson previously served as a portfolio manager and partner of Whitebox Advisors, LLC, an investment management firm. Mr. Swenson serves as a director and Chairman of the Board of Pro-Dex, Inc., as a director of Delphax Technologies Inc., and as a director of Bloomia Holdings, Inc. (formerly Lendway, Inc.). 9

The Board believes that Mr. Swenson’s position as Chief Executive Officer of the Company provides the Board with unique insight regarding Company-wide issues. In addition, Mr. Swenson’s financial, analytical and investment experience and skills provide the Board of Directors with additional expertise in these areas and, as a representative of the Company’s largest stockholder, he provides additional stockholder perspectives to the Board of Directors. The Board of Directors recommends a vote “FOR” all of the nominees listed above for election as directors (Item 1 on the enclosed proxy card). The Board of Directors believes that the Board as a whole should encompass a range of skill and expertise enabling it to provide sound guidance with respect to the Company’s operations and interests. In addition to considering a candidate’s background and accomplishments, candidates are reviewed in the context of the current composition of the Board and the evolving needs of the Company and its businesses. The Company’s policy is to have at least a majority of Directors qualify as “independent,” and only two of the five (5) nominees (Messrs. Swenson and Kohler) do not qualify as “independent.” The Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as the Board believes it is in the best interests of the Company to make that determination based on the position and direction of the Company and the membership of the Board. The Board has determined that having the same person serve as Chief Executive Officer and Chairman of the Board is in the best interests of the Company’s stockholders at this time. The Board created the role of Lead Independent Director in 2019 to lead executive sessions, act as an intermediary between the other “independent” directors and the Chairman, to act in the Chairman’s place should he be unavailable, and to act as a liaison between the stockholders and the Board of Directors. Mr. Cabillot has acted as Lead Independent Director since 2019. Director Compensation During the fiscal year ended March 31, 2026, each non-employee director received a director’s fee of $1,500 per month and an attendance fee of $750 for each meeting of the Board of Directors or a committee thereof, including any special committee. Members of the Audit Committee received, in lieu of the meeting fee, a monthly fee of $1,750, while the Chairman of the Audit Committee received a monthly fee of $2,600. The Lead Independent Director receives a stipend of $500 per month. The following table sets forth the compensation earned by each of the Company’s non-employee directors in the fiscal year ended March 31, 2026. All compensation was paid in cash. Name Total ($) Raymond Cabillot 53,675 William Foudray 25,750 Gary Kohler 19,500 Peter McClung 47,250 Jamie Thingelstad 41,750 Committees of the Board of Directors The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee, and the Nominating Committee. The Board of Directors presently expects that the membership of each committee will remain the same following the Annual Meeting. The Audit Committee currently consists of Messrs. Foudray, McClung and Cabillot, with Mr. Cabillot serving as chairman. The Audit Committee met five (5) times during the fiscal year. The authority and responsibilities of the Audit Committee are set forth in a charter adopted by the Board of Directors. A copy of the current Charter is available on the Company’s website (www.airt.com) on the “Corporate Governance” page under the “Investors” tab. The principal functions of the Audit Committee, included in the charter, are to select and retain the firm of independent auditors to serve the Company each fiscal year, to review and approve the scope, fees and results of the audit performed by the independent auditors, to review the adequacy of the Company’s system of internal accounting controls, to review and periodically discuss with the independent auditor all significant relationships that may affect the auditor’s independence, to meet at least quarterly to review the Company’s financial results with management and the independent auditors prior to the release of quarterly financial information, to prepare and issue to the Board of Directors annually a summary report suitable for submission to the stockholders, to discuss with management and the independent auditor policies with respect to risk assessment and risk management (including technology risks and cybersecurity), significant risks or exposures of the Company and the steps that have been taken to minimize such risks, and to establish procedures for the receipt, retention and treatment 10 of complaints regarding accounting internal controls and auditing matters, including confidential, anonymous submissions by employees. The Company has certified to NASDAQ the Company’s compliance with NASDAQ’s audit committee charter requirements and compliance with the audit committee structure and composition requirements. In addition, the Board of Directors has determined that both Messrs. Foudray and Cabillot are “audit committee financial experts,” as that term is defined under the rules of the Securities and Exchange Commission. The Compensation Committee currently consists of Messrs. McClung, Cabillot and Foudray with Mr. McClung serving as chairman. The authority and responsibilities of the Compensation Committee are set forth in a charter adopted by the Board of Directors. A copy of the current Charter is available on the Company’s website (www.airt.com) on the “Corporate Governance” page under the “Investors” tab. The principal functions of the Compensation Committee, included in the charter, are to evaluate, develop, approve and report to the Board regarding the Company’s overall compensation philosophy and strategy, including the balance among various components of compensation, such as base salaries, cash-based and equity-based incentive compensation, and other benefits, to determine, or recommend to the Board for its determination, the compensation, including salary, bonus, incentive and equity compensation to be paid to the Chief Executive Officer and the other executive officers, to review director fees and other compensation paid to non-employee members of the Board on a periodic basis and effect, or recommend to the Board, any changes it deems appropriate, to periodically review equity-based and other incentive plans and revise such plans, or recommend revisions or new plans to the Board, to determine and recommend to the Board for approval any performance targets and participation levels for management in any incentive plan for which such targets and levels are to be set, to review and approve all formal employment agreements with the executive officers, and to review the Company’s overall compensation policies and practices for all employees as they relate to the Company’s risk. The Company has certified to NASDAQ the Company’s compliance with NASDAQ’s compensation committee charter and compliance with the compensation committee structure and composition requirements. The Compensation Committee met three (3) times during the fiscal year. The Nominating Committee currently consists of Messrs. Cabillot, Foudray and McClung, with Mr. Foudray serving as chairman. The Nominating Committee is charged with identifying candidates for election to the Board of Directors, reviewing their skills, characteristics and experience and recommending nominees to the Board for approval, as well as recommending the functions and the membership of the committees of the Board of Directors. The charter of the Nominating Committee is available on the Company’s website (www.airt.com) on the “Corporate Governance” page under the “Investors” tab. The Nominating Committee met two (2) times during the fiscal year. Director Independence The Board of Directors has determined that none of the members of the Board of Directors (other than Mr. Swenson, the Company’s Chief Executive Officer, and Mr. Kohler) has any relationship that, in the Board’s opinion, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director, and that each of these individuals is “independent” within the meaning of the rules of the NASDAQ. All of the members of the Company’s Audit Committee, Compensation Committee and Nominating Committee are independent directors under these standards. In addition, the Board of Directors has determined that the members of the Audit and Compensation Committees meet the additional standards of independence applicable to members of such committees. The Board of Directors concluded that Mr. Kohler is not independent in light of the Company’s December 2017 acquisition of the assets of Blue Clay Capital Management, LLC, an investment management firm based in Minneapolis, Minnesota. Mr. Kohler was the sole owner of Blue Clay Capital and in connection with such acquisition, a subsidiary of the Company replaced Blue Clay Capital as the managing general partner of certain investment funds and Mr. Kohler remains employed by Blue Clay as its Chief Investment Officer in return for an annual salary of $51,500 plus variable compensation based on the management and incentive fees to be paid to the subsidiary by certain of these investment funds and eligibility to participate in discretionary annual bonuses. The Board of Directors concluded that Mr. Swenson is not independent given his position as Chief Executive Officer and President of the Company. Board’s Role in Risk Oversight As discussed above, the Audit Committee assists the Board with respect to risk assessment and risk management, including monitoring significant risks or exposures of the Company (including technology risks and cybersecurity) and the steps that have been taken to minimize such risks. The Audit Committee is comprised entirely of independent directors. The Audit Committee is also charged with establishing procedures for the receipt, retention and treatment of complaints received by the Company’s “whistleblower hotline” which permits complaints or concerns regarding legal compliance, accounting, internal controls and auditing matters to be submitted by interested persons, including employees, confidentially and anonymously. In addition, the Compensation Committee is 11 charged with assisting the Board in reviewing the Company’s overall compensation policies and practices for all employees as they relate to the Company’s risk. The Compensation Committee is comprised of all independent directors. Employee, Officer and Director Hedging As part of our updated Insider Trading Policy adopted in March 2025 and filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended March 31, 2025, the Company prohibits all directors, executive officers, and employees from engaging in hedging or monetization transactions involving the Company’s securities. We are not aware of any hedging, short sale, or derivative transactions involving our securities by our directors, executive officers, or employees, other than the exercise of stock options or warrants granted under the Company’s equity compensation plans. Insider Trading Policy In March 2025, our Board of Directors approved an amended and restated Insider Trading Policy, which was filed as an exhibit to our Annual Report on Form 10-K for the fiscal year ended March 31, 2026. The policy governs the purchase, sale, and other dispositions of the Company’s securities by directors, officers and employees, that are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. Further, the Insider Trading Policy provides that it is the Company’s policy that any transactions by the Company in its own securities will comply with applicable laws with respect to insider trading. Attendance of Meetings During the fiscal year ended March 31, 2026, the Board of Directors met six (6) times. Each of the directors attended at least 75% of the meetings of the Board of Directors and committees thereof on which such director served during such period. The Company does not have a policy with respect to attendance of members of the Board of Directors at the annual meeting of stockholders. Historically, few, if any, stockholders have attended the Company’s annual meeting of stockholders. We encourage, but do not require, our Board members to attend the annual meeting of stockholders. Last year, six (6) of the then current seven (7) directors attended the annual meeting. Director Qualifications and Nominations The Nominating Committee has adopted a policy that candidates nominated for election or re-election to the Board of Directors generally should meet the following qualifications: • candidates should possess broad training and experience at the policymaking level in business, government, education, technology or philanthropy; • candidates should possess expertise that is useful to the Company and complementary to the background and experience of other members of the Board of Directors, so that an optimal balance in Board membership can be achieved and maintained; • candidates should be of the highest integrity, possess strength of character and the mature judgment essential to effective decision making; • candidates should be willing to devote the required amount of time to the work of the Board of Directors and one or more of its committees; • candidates should be willing to serve on the Board of Directors over a period of several years to allow for the development of sound knowledge of the Company and its principal operations; and • candidates should be without any significant conflict of interest or legal impediment with regard to service on the Board of Directors. The Nominating Committee seeks directors with experience in areas relevant to the Company’s businesses. The Nominating Committee also seeks other key attributes that are important to an effective board: integrity and high ethical standards; sound judgment; analytical skills; and the commitment to devote the necessary time and energy to the service on the Board and its Committees. The Company does not have a policy with regard to the consideration of diversity in identifying director nominees. The Nominating Committee seeks out appropriate candidates, principally by canvassing current directors for suggestions. The Nominating Committee evaluates candidates on the basis of the above qualifications and other criteria that may vary from time to time. The 12

Nominating Committee does not have a formal policy on the consideration of director candidates recommended by stockholders. The Board of Directors believes that such a formal policy is unnecessary and that the issue is more appropriately dealt with on a case-by-case basis.

There have been no changes to the procedures by which security holders may recommend nominees to the Company's Board of Directors since the date of the Company's proxy statement for its annual meeting of stockholders held on August 14, 2025.

Committee Charters

See "Committees of the Board of Directors" for a description of the Board's delegation of authority and responsibilities to the three standing committees. All of the charters of our three standing committees are available on our website at www.airt.com.

Director and Executive Officer Stock Ownership

The following table sets forth information regarding the beneficial ownership of shares of Common Stock of the Company as of June 30, 2026, by each director, director nominee and named executive officer of the Company (as listed in the Summary Compensation Table, below) and by all directors and executive officers of the Company as a group. Each person named in the table has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned, except as otherwise set forth in the notes to the table.

		Shares and Percent of Common Stock Beneficially Owned as of June 30, 2026	
Name	**Position with Company**	**No. of Shares[(1)]**	**Percent[(2)]**
Raymond Cabillot	Director	[(3)]480,529	17.86 %
William Foudray	Director	7,600	*
Gary Kohler	Director	20,203	*
Peter McClung	Director	100	*
Jamie Thingelstad	Director	100	*
Tracy Kennedy	Chief Financial Officer/ Principal Accounting Officer and Treasurer	400	*
Nick Swenson	President, Chief Executive Officer and Chairman of the Board	[(4)]1,336,070	49.64 %
All current directors, nominees, and executive officers as a group (7 persons)		[(3)(4)]1,845,102	68.55 %

* Represents less than one percent (1.0%).

(1) Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. This includes 1,700 shares issuable upon exercise of stock options held by executive officers and directors through the exercise of stock options issued by Air T within 60 days of June 30, 2026.

(2) Based on a total of 2,691,664 Shares of the Company's common stock issued and outstanding as of June 30, 2026.

(3) Includes (i) 394,090 shares held by Farnam Street Partners, L.P., (ii) 55,793 shares held by FS Special Opportunities Fund I, LP, (iii) 13,146 shares held by Car of MN, LLC, (iv) 7,500 held directly by Mr. Cabillot, (v) 10,000 shares held directly by Mr. Haeg, and (iv) 100 shares issuable upon exercise of stock options held by Mr. Cabillot that are exercisable within 60 days after June 30, 2026. Mr. Cabillot is an officer of FSC, the general partner of Farnam Street Partners, L.P. and FS Special Opportunities Fund I, LP and the managing member of Car of MN, LLC. Messrs. Cabillot and Peter O. Haeg, as officers of FSC, share voting and dispositive power over the shares of Company common stock held by Farnam Street Partners, LP and FS Special Opportunities Fund I, LP

(4) Includes (i) 952,885 shares held by AO Partners I, L.P. ("AO Partners Fund") and indirectly by AO Partners, LLC ("AO Partners") as general partner of AO Partners Fund, (ii) 51,099 shares hled by Groveland Capital, LLC, (iii) 233,098 shares held by Groveland DST, LLC, (iv) 94,438 shares held by Glenhurst Co., (v) 3,750 shares held directly by Mr. Swenson, and (vi) 800 stock options held by Mr. Swenson that are exercisable within 60 days after June 30, 2026. Mr. Swenson, as manager of AO Partners, Groveland Capital, LLC, and Groveland DST, LLC and as president and sole director of Glenhurst Co., may be deemed to have voting and dispositive power with respect to the shares held by such entities. Mr. Swenson disclaims beneficial ownership of the shares held by AO Partners Fund, Groveland Capital, LLC Groveland DST, LLC, and Glenhurst Co., except to the extent of his pecuniary interest therein.

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EXECUTIVE OFFICERS The current executive officers of the Company are Nick Swenson and Tracy Kennedy. Biographical information regarding Mr. Swenson is included in “Proposal 1 – Election of Directors.” Tracy Kennedy – age 36. Mrs. Kennedy became the Company’s Chief Financial Officer/Principal Accounting Officer and Treasurer on October 16, 2024. Mrs. Kennedy was appointed as the Company’s Chief Accounting Officer in October 2022, and will continue to serve in that role. Previously, she served as the Company’s Director of Accounting from May 2018 to February 2019, and then as the Company’s Corporate Controller from February 2019 to October 2022. Prior to joining the Company, Mrs. Kennedy held finance and accounting roles in both industry and consulting environments from 2016 to 2018. She began her career at Deloitte, where she progressed to the role of Audit Senior during her tenure from 2011 to 2016. Mrs. Kennedy holds a Master of Business Administration from the Wake Forest University School of Business and a Bachelor of Science with Special Attainments in Commerce, Accounting and Business Administration from Washington and Lee University. She is a Certified Public Accountant. Delinquent Section 16(a) Reports To the Company’s knowledge, based solely on review of the copies of reports under Section 16(a) of the Securities Exchange Act of 1934 that have been furnished to the Company and written representations that no other reports were required, during the fiscal year ended March 31, 2026 all executive officers, directors and greater than ten-percent beneficial owners have complied with all applicable Section 16(a) filing requirements. PROPOSAL 2 – ADVISORY VOTE ON EXECUTIVE COMPENSATION Pursuant to the provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”),and as required pursuant to section 14A of the Securities Exchange Act of 1934, the Company is providing stockholders with the opportunity to cast an advisory vote on compensation to the executive officers named in the Summary Compensation Table as reported in this proxy statement. Accordingly, the following resolution will be presented to the stockholders at the annual meeting: “Resolved, that the stockholders hereby approve, on an advisory basis, the compensation paid to the Company’s named executive officers as disclosed, pursuant to Item 402 of Regulation S-K of the Securities and Exchange Commission, in the Company’s proxy statement for the 2026 annual meeting of stockholders.” This vote is advisory and nonbinding on the Company. The Board of Directors and the Compensation Committee, which is comprised of independent directors exclusively, expect to take into account the outcome of the vote when considering future executive compensation decisions. The Company’s named executive officers are those officers listed in the Summary Compensation Table appearing in this proxy statement, who are Nick Swenson, Chief Executive Officer, Tracy Kennedy, Chief Financial Officer/Principal Accounting Officer and Treasurer, and Brian Ochocki, our former Chief Financial Officer. The current frequency of stockholder advisory votes on executive compensation is once every year, and the next such stockholder advisory vote is expected to occur at the Company’s next annual meeting The Board of Directors recommends a vote “FOR” the adoption of the resolution approving, on an advisory basis, the compensation paid to the Company’s named executive officers as disclosed in this proxy statement (Item 2 on the enclosed proxy card). The objectives of the Company’s compensation plan for its executive officers (other than Mr. Swenson) are to offer incentives for superior performance and to provide compensation in amounts and in forms that are sufficient to attract and retain management personnel capable of effectively managing the Company’s businesses. The compensation of Mr. Swenson is, at his request, limited to an annual salary of $50,000. Mr. Swenson does not participate in any bonus compensation plans and also does not participate in any employee benefit plan. The compensation of the executive officers is determined by the Compensation Committee under authority delegated to it by the Board of Directors. The Compensation Committee consults with the Chief Executive Officer in evaluating and setting the compensation of the other executive officers. 14

The Company has paid modest levels of compensation. The elements of the total compensation paid to executives, other than Mr. Swenson, under the Company’s policy are: • base salary, • annual cash incentive, • stock option awards pursuant to the Company’s 2020 Omnibus Stock and Incentive Plan, and • retirement, health and welfare and other benefits. Base Salary Base salaries are not linked to the performance of the Company and are intended to provide the executive officers a relatively secure baseline level of compensation. The Compensation Committee periodically reviews base salary levels and adjusts base salaries as deemed necessary, but not necessarily annually. During the review and adjustment process, the Compensation Committee considers: • individual performance; • recommendations of the Chief Executive Officer with respect to the base salaries of other executive officers; • the duties and responsibilities of each executive officer position; • their current compensation level; • the relationship of executive officer pay to the base salaries of senior officers and other employees of the Company; and • whether the base salary levels are competitive. At Mr. Swenson’s request, the Compensation Committee set his annual salary rate, which commenced on April 1, 2014, at a below-market rate of $50,000. Mrs. Kennedy’s annual salary rate is $282,335. Incentive and Bonus Compensation The named executive officers are eligible to receive annual incentive compensation based on the Company’s overall financial performance and a subjective evaluation of individual performance. At Mr. Swenson’s request, he does not receive any annual incentive compensation. In addition, named executive officers other than Mr. Swenson, are eligible to receive discretionary bonuses from time to time based on individual performance in achieving important Company milestones. Because of the subjective evaluation used in determining this compensation, it is all reported as bonus in the accompanying Summary Compensation Table. Equity Compensation The following table shows equity grants to the Company’s non-employee directors as a group, executive officers and non- executive officers as of June 30, 2026: Name of Individual or Identity of Group and Position Number of Shares of Underlying Options(1) Named Executive Officers Nick Swenson, President, Chief Executive Officer and Chairman of the Board 128,000 Tracy Kennedy, Chief Financial Officer 19,000 Named Executive Officers as a group (2 persons) 147,000 Non-employee Directors and Non-Executive Officers All non-employee directors, as a group 12,750 All non-executive officer employees as a group 82,500 Total 242,250 15

(1) Whether any of the unexercisable options vest, and the amount that does vest, is tied to various price tranches (six per year) corresponding to future testing dates (June 30 of each year) and the achievement of our Common Stock trading at or above the exercise price for each applicable price tranche. In the event that the market price of our common stock does not reach or exceed the exercise price during the 60 days immediately preceding the applicable price tranche, 100% of the applicable options associated with that price tranche expire immediately. None of the options listed in the table are vested as of June 30, 2026

Retirement and Other Benefits

The named executive officers are eligible to participate in certain employee benefit plans sponsored by the Company, which are described below. At his request, Mr. Swenson does not participate in these plans.

The Company sponsors the Air T, Inc. 401(k) Plan (the "401(k) Plan"), a tax-qualified Code Section 401(k) retirement savings plan, for the benefit of substantially all of its employees, including the executive officers. The 401(k) Plan encourages saving for retirement by enabling participants to make contributions on a pre-tax basis and to defer taxation on earnings on funds contributed to the 401(k) Plan. The Company makes matching contributions to the 401(k) Plan. The named executive officers are also eligible to participate in group health, life and other welfare benefit plans on the same terms and conditions that apply to other employees. The named executive officers do not receive better insurance programs, vacation schedules or holidays than other employees of equal employment tenure.

The Company does not maintain any non-qualified deferred compensation plans that would allow executives to elect to defer receipt (and taxation) of their base salaries, bonuses, annual incentive plan payments or other compensation.

EXECUTIVE OFFICER COMPENSATION

Mr. Swenson and Mrs. Kennedy are the only individuals who served as executive officers of the Company during the most recent fiscal year. The following table sets forth a summary of the compensation paid to them during the two most recent fiscal years.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Equity Compensation		Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
				Stock Awards	Option Awards[(1)]			
Nick Swenson President, Chief Executive Officer and	2026	50,000	—	—	131,879	—	—	181,879
Chairman of the Board	2025	50,000	—	—	—	—	—	50,000
Tracy Kennedy	2026	282,335	98,000	—	65,939	—	—	446,274
Chief Financial Officer	2025	117,346	6,375	—	56,668	—	—	180,389

(1) These amounts represent the aggregate grant date value of awards under Accounting Standards Codification Topic 718, *Compensation - Stock Compensation*. The assumptions used in calculating the fair value of these stock awards can be found under Note 16 to the Financial Statements in the Company's Annual Report on Form 10-K for the year ended March 31, 2022 and have no relation to amounts or periods in which earnings may be reported in the Named Executive Officer's W-2.

Outstanding Equity Awards at Fiscal Year End Table

The following table sets forth information about outstanding equity awards held by our Named Executive Officers as of June 30, 2026.

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	Option/Warrant Awards			
	Number of Securities Underlying Unexercised Options/Warrants # Exercisable	Number of Securities Underlying Unexercised Options/Warrants # Unexercisable (1)(2)	Option/Warrant Exercise Price $ (3)	Option/Warrant Expiration Date
Nick Swenson		4,000	30.00	8/6/2036(4)
		4,000	50.00	8/6/2036(4)
		20,000(2)	38.23 - 61.06	6/30/2036
		20,000(2)	43.01 - 74.80	6/30/2037
		20,000(2)	48.38 - 91.63	6/30/2038
		20,000(2)	54.43 - 112.25	6/30/2039
		20,000(2)	61.23 - 137.51	6/30/2040
		20,000(2)	68.89 - 168.45	6/30/2041
Tracy Kennedy		2,000	30.00	8/6/2036(4)
		2,000	50.00	8/6/2036(4)
		2,500(2)	38.23 - 61.06	6/30/2036
		2,500(2)	43.01 - 74.80	6/30/2037
		2,500(2)	48.38 - 91.63	6/30/2038
		2,500(2)	54.43 - 112.25	6/30/2039
		2,500(2)	61.23 - 137.51	6/30/2040
		2,500(2)	68.89 - 168.45	6/30/2041

(1) All currently unexercisable option awards were made under the Company's 2020 Omnibus Stock and Incentive Plan. Under the terms of the plan, option awards were made without any corresponding transfer of consideration from the recipients.

(2) Whether any of the unexercisable options vest, and the amount that does vest, is tied to various price tranches (six per year) corresponding to future testing dates (June 30 of each year) and the achievement of our Common Stock trading at or above the exercise price for each applicable price tranche. In the event that the market price of our Common Stock does not reach or exceed the exercise price during the 60 days immediately preceding the applicable price tranche, 100% of the applicable options associated with that price tranche expire immediately.

(3) As mentioned in Note 2 above, options granted under the Company's 2020 Omnibus Stock and Incentive Plan vest subject to various price tranches at corresponding future testing dates. The prices listed represent the range of the six tranches for each applicable testing date. None of the options listed in the table were vested as of June 30, 2026

(4) 10% of the options associated with the defined exercise price vest on the anniversary date annually. Once vested, each option has an exercisable period of 10 years. The listed expiration date represents that of the options associated with the first vesting date.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth certain information as of March 31, 2026 with respect to our equity compensation plans:

Plan category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (1)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders:			
Air T 2012 Stock Option Plan	—	N/A	—
Air T 2020 Omnibus Stock Option Plan	242,250	N/A	22,450

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Equity compensation plans not approved by security holders:	—	—	—
Total	242,250	N/A	22,450

(1) Whether any of the unexercisable options vest, and the amount that does vest, is tied to various price tranches (six per year) corresponding to future testing dates (June 30 of each year) and the achievement of our Common Stock trading at or above the exercise price for each applicable price tranche. In the event that the market price of our common stock does not reach or exceed the exercise price during the 60 days immediately preceding the applicable price tranche, 100% of the applicable options associated with that price tranche expire immediately. None of the options listed in the table were vested as of June 30, 2026

Pay Versus Performance

We are providing the following information about the relationship between executive compensation actually paid ("CAP") and certain financial performance measures of the Company as required by SEC rules.

Year	Summary compensation table total for PEO ($)(1)	Compensation actually paid to PEO ($)(2)	Average summary compensation table total for non-PEO named executive officers ($)(3)	Average compensation actually paid to non-PEO named executive officers ($)(4)	Value of initial fixed $100 investment based on Total shareholder return ($)(5)	Net income (loss) ($)(6)
2026	50,000	74,528	380,335	374,612	128.99	84,651,000
2025	50,000	(431,907)	266,861	190,076	76.13	(5,411,000)
2024	50,000	(302,147)	260,000	215,982	88.62	(4,684,000)

(1) Reflects the amount reported in the "Total" column of the Summary Compensation Table for Mr. Swenson, the Company's Principal Executive Officer ("PEO"), for each corresponding year. See "Executive Officer Compensation – Summary Compensation Table" for 2026 and 2025.

(2) The amounts reported in this column represent CAP for Mr. Swenson for each corresponding year computed as required by Item 402(v) of Regulation S-K. The reported amounts do not reflect the actual compensation earned by or paid to Mr. Swenson during any applicable year. To determine CAP, the adjustments below were made to Mr. Swenson's total compensation.

Year	Reported Summary Compensation Table Total for PEO ($)	Less	Reported Value of Equity Awards ($)(a)	Plus	Equity Award Adjustments ($)(b)	Equals	CAP for PEO ($)
2026	50,000	-	131,879	+	156,407	=	74,528
2025	50,000	-	—	+	(481,907)	=	(431,907)
2024	50,000	-	—	+	(352,147)	=	(302,147)

(a) Amounts reflect the grant date fair value of equity awards as reported in the "Option Awards" column in the Summary Compensation Table for the applicable year.

(b) The equity award adjustments were calculated in accordance with Item 402(v) of Regulation S-K and include: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable

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year; (iii) for awards that are granted in the applicable year and vest in the same year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on stock or option awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments for Mr. Swenson are as follows:

Year	Year End Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested at Year End ($)	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Change in Fair Value to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Value of Dividends or Other Earnings Paid on Stock or Option Awards Not Otherwise Reflected in Fair Value or Total Compensatio n ($)	Total Equity Award Adjustments ($)
2026	108,439	47,968	—	—	—	—	156,407
2025	—	(477,971)	—	—	(3,937)	—	(481,907)
2024	—	(296,054)	—	—	(56,093)	—	(352,147)

(3) Reflects the average amount reported in the "Total" column of the Summary Compensation Table for our other NEO (excluding Mr. Swenson) for each corresponding year. See "Executive Officer Compensation – Summary Compensation Table" for 2026 and 2025. The name of the other NEO (excluding Mr. Swenson) included for purposes of calculating the average amounts in 2024 is Brian Ochocki. The name of the other NEOs (excluding Mr. Swenson) included for purposes of calculating the average amounts in 2025 are Brian Ochocki and Tracy Kennedy. The name of the NEO (excluding Mr. Swenson) included for purposes of calculating the average amounts in 2026 is Tracy Kennedy.

(4) Amounts reported reflect CAP for the other NEO(s) (excluding Mr. Swenson), as computed in accordance with Item 402(v) of Regulation S-K, for each corresponding year, which amounts reflect an average of the actual amount of compensation earned by or paid to the other NEO(s) (excluding Mr. Swenson) during the applicable year. The adjustments below were made to the average total compensation for the NEO(s) (excluding Mr. Swenson) for each year to determine the CAP for such year.

Year	Average Reported Summary Compensatio n Table Total for Non-PEO NEOs ($)	Less	Average Reported Value of Equity Awards ($)	Plus	Average Equity Award Adjustments ($)(a)	Equals	Average CAP for Non-PEO NEOs ($)
2026	380,335	-	65,939	+	60,216	=	374,612
2025	266,861	-	28,334	+	(48,450)	=	190,076
2024	260,000	-	—	+	(44,018)	=	215,982

19

(a) See note (b) to footnote (2) above for an explanation of the equity award adjustments made in accordance with Item 402(v) of Regulation S-K. The amounts deducted or added in calculating the total average equity award adjustments for the other NEO(s) (excluding Mr. Swenson) are as follows:

Year	Average Year End Fair Value of Equity Awards Granted in the Year and Outstanding and Unvested at Year End ($)	Year over Year Average Change in Fair Value of Outstanding and Unvested Equity Awards ($)	Average Fair Value as of Vesting Date of Equity Awards Granted and Vested in the Year ($)	Average Change in Fair Value to the Vesting Date of Equity Awards Granted in Prior Years that Vested in the Year ($)	Average Fair Value at the End of the Prior Year of Equity Awards that Failed to Meet Vesting Conditions in the Year ($)	Average Value of Dividends or Other Earnings Paid on Stock or Option Awards not Otherwise Reflected in Fair Value or Total Compensatio n ($)	Total Average Equity Award Adjustments ($)
2026	54,220	5,996	—	—	—	—	60,216
2025	20,221	(68,111)	—	—	(561)	—	(48,450)
2024	—	(37,007)	—	—	(7,012)	—	(44,018)

(5) The amounts reported in this column represent the Company's cumulative TSR, which is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end of the measurement period by the Company's share price at the beginning of the measurement period.

(6) The amounts reported in this column represent net income (loss) reflected in the Company's audited financial statements for the applicable year.

Employment Agreement and Retirement Savings Plan

Nick Swenson. On March 26, 2014, Nick Swenson and the Company entered into an Employment Agreement dated as of March 26, 2014 and effective as of April 1, 2014 providing for the terms of employment of Mr. Swenson as Chief Executive Officer and President. The employment agreement provides that Mr. Swenson's employment can be terminated by the Company at any time, without advance notice, for any reason or for no reason. The agreement does not provide for any severance payment to Mr. Swenson upon termination of his employment by the Company. The agreement provides for an annual salary of $50,000, commencing on April 1, 2014. The agreement provides that Mr. Swenson will not participate in any bonus or equity compensation arrangement and that Mr. Swenson has declined to participate in any employee benefit plan. The agreement also includes provisions regarding confidentiality, indemnification, and a covenant not to compete for one year following termination of employment.

Tracy Kennedy. On October 16, 2024, Tracy Kennedy and the Company entered into an Employment Agreement providing for the terms of employment of Ms. Kennedy as the Chief Financial Officer/Principal Accounting Officer and Treasurer. Under the terms of the Agreement, Ms. Kennedy received a starting base salary of $270,000 per year and is entitled to the Company's standard package of employee benefits. Ms. Kennedy was also entitled to a one-time $1,875 signing bonus upon the execution of the Employment Agreement, which she received. Ms. Kennedy is further entitled to receive [(i)] incentive compensation in the amount $0 to $55,000+ based on a rating of Ms. Kennedy's performance[and (ii) base salary increases and annual performance bonus payments, as established by the Company's Compensation Committee and Chief Executive Officer, with a target discretionary annual performance bonus of 30% of her base salary]. If the Company terminates the Employment Agreement for any reason other than Cause, Ms. Kennedy is entitled to a severance payment equal to six (6) months of base salary, which amount will increase by an additional month on the second anniversary of Ms. Kennedy's employment with the Company, and will continue to increase an additional month for every year of employment thereafter; provided however, that the severance amount shall not exceed twelve (12) months.

Effective February 27, 2026, the Company and Tracy Kennedy entered into a new employment agreement. Pursuant to the new employment agreement, Ms. Kennedy will remain the Company's Chief Financial Officer and she will receive a base salary of $331,000 per year with the base salary to increase to $360,000 per year effective January 1, 2027 and to $397,000 per year effective January 1, 2028, payable in accordance with standard pay practices of the Company, less any applicable withholdings or deductions. In addition, Ms. Kennedy will be eligible to receive quarterly incentive compensation with the calculation of each quarterly award based on a 1-5 rating for Ms. Kennedy's performance in the preceding quarter. Each rating will represent a certain percentage bonus

20

amount calculated off of that quarter’s Base Salary (e.g. Base Salary divided by four then multiplied by the bonus percentage associated with the rating given for that quarter). The ratings-based percentages are as follows: • Rating of 1: 0% • Rating of 2: 10-30% (at CEO’s discretion) • Rating of 3: 50% • Rating of 4: 70% • Rating of 5: 90%+ (at CEO’s discretion) The Company may pause payment of any otherwise due and owing quarterly incentive compensation in the event the Company is in significant financial distress that would objectively impair the Company’s existing debt obligations, as determined in the sole discretion of the Company. Ms. Kennedy’s employment with the Company remains at-will. The Employment Agreement also provides for (i) insurance and other benefits in accordance with the Company’s standard benefit package, (ii) four (4) weeks of vacation per year, subject to the terms and conditions of the Company’s vacation policy, and (iii) certain restrictive covenants (non-competition, non-solicitation, non-disparagement and confidentiality). If the Company terminates the Employment Agreement for any reason other than for “Cause” (as defined in the Employment Agreement), then Ms. Kennedy shall be entitled to a severance payment equal to six (6) months plus one (1) month for each year of employment, up to a maximum of twelve (12) months of her base salary. Such severance payment is contingent upon the execution and delivery by Ms. Kennedy of a general release of all claims and the expiration of any applicable rescission period in connection therewith. 401(k) Plan. The Company sponsors the Air T, Inc. 401(k) Plan (the “401(k) Plan”), a tax-qualified Internal Revenue Code Section 401(k) retirement savings plan, for the benefit of substantially all of its employees, including its executive officers. The 401(k) Plan encourages saving for retirement by enabling participants to make contributions on a pre-tax basis and to defer taxation on earnings on funds contributed to the 401(k) Plan. Employees are eligible to participate in the 401(k) Plan upon commencement of employment. The Company makes matching contributions to the Plan. Mr. Swenson has declined participation in the 401(k) Plan. Options and Equity Awards Generally 2020 Omnibus Stock and Incentive Plan Our Compensation Committee, as the administrator of the 2020 Omnibus Stock and Incentive Plan, has the discretion, among a number of other alternatives, to accelerate the vesting of any awards, including outstanding options, held by the employees, consultants and directors in the event of an acquisition of us by a merger or asset sale or a “change in control.” Under the 2020 Omnibus Stock and Incentive Plan, a “change in control” generally means the first to occur of: (a) conditions under which a person or group becomes a beneficial owner of 50% or more of the voting power of our outstanding stock, or (b) during any two consecutive years, a majority change in the composition of our Board, or (c) a complete liquidation or dissolution of the Company or consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets, in one transaction or a series of related transactions. CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS Nick Swenson, President, Chief Executive Officer and Chairman of the Board, is also the majority shareholder of Cadillac Castings, Inc. (“CCI”). On November 8, 2019, the Company made an investment of $2.8 million to purchase a 19.90% ownership stake in CCI. As of March 31, 2026, Mr. Swenson owns 67% of ownership interests in CCI. PROPOSAL 3 –RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM The Board of Directors recommends that the stockholders ratify the appointment of Deloitte & Touche LLP to serve as the independent registered public accounting firm for the Company and its subsidiary corporations for the fiscal year ending March 31, 2027. If the stockholders do not ratify this appointment, the Audit Committee will consider other independent registered public accounting firms. Deloitte & Touche LLP has served as the independent registered public accounting firm for the Company since September 27, 2018. Representatives of Deloitte & Touche LLP are expected to participate in the annual meeting and will have an opportunity to make a statement and will be available to respond to appropriate questions. 21

The Board of Directors recommends a vote “FOR” the proposal to ratify the selection of Deloitte & Touche LLP as independent auditors for the fiscal year ending March 31, 2027 (Item 3 on the enclosed proxy card). Audit Committee Pre-Approval of Auditor Engagements It is the policy of the Audit Committee that all audit and permitted non-audit services provided to the Company by its independent registered public accounting firm are approved by the Audit Committee in advance. In addition, it is the Company’s practice that any invoices not covered by the annual engagement letter that are subsequently submitted by its independent registered public accounting firm are provided to the Chairman of the Audit Committee for approval prior to payment. The independent auditor, management and the Audit Committee must meet on at least an annual basis to review the plans and scope of the audit and the proposed fees of the independent auditor. Audit Fees The following is a summary of the fees for professional services rendered by Deloitte & Touche LLP for the audit of the Company’s annual financial statements for the fiscal years ended March 31, 2026 and 2025 and fees billed for other services rendered by Deloitte & Touche LLP during those periods: Deloitte & Touche LLP Deloitte & Touche LLP 2026 2025 Audit Fees(1) $ 2,513,016 $ 1,031,610 Audit-Related Fees(2) 1,073,084 100,000 Tax Fees(3) 65,000 — All Other Fees(4) 5,685 — (1) Audit fees consist of fees incurred for professional services rendered for the audit of our annual financial statements and review of the quarterly financial statements that are provided by our independent registered public accounting firm in connection with regulatory filings or engagements. (2) Audit-related fees relate to professional services rendered that are related to the performance of the audit or review of our financial statements and are not reported under “Audit Fees.” Audit-related fees may include fees associated with work performed in connection with registration statements or issuance of comfort letters, the audit of the Company’s retirement savings plan, any acquisition related work and attestations that are required by statute or regulation. (3) Fees for professional services performed with respect to tax compliance, tax advice and tax planning. This includes preparation of original and amended tax returns for the Company and consolidated subsidiaries, refund claims, payment planning and tax audit assistance. (4) Fees for other permitted work performed that does not fall within the categories set forth above. Report of the Audit Committee The Audit Committee reviews the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The Company’s independent registered public accounting firm is responsible for expressing an opinion on the conformity of the Company’s audited financial statements to generally accepted accounting principles. In this context, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements as of and for the year ended March 31, 2026. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committee, as adopted by the Public Company Accounting Oversight Board and currently in effect. In addition, the Audit Committee discussed with the independent registered public accounting firm the written disclosures and letter required by Public Company Accounting Oversight Board Ethics and Independence Rule 3526, Communication with Audit 22

Committees Concerning Independence, regarding the independent registered public accounting firm’s communication with the Audit Committee concerning independence and discussed with them their independence from the Company and its management. The Audit Committee also has considered whether the independent registered public accounting firm’s provision of non-audit services to the Company is compatible with their independence. Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company’s Annual Report on Form 10-K for the year ended March 31, 2026 for filing with the Securities and Exchange Commission. July 10, 2026 AUDIT COMMITTEE Ray Cabillot, Chair Peter McClung William Foudray ADDITIONAL INFORMATION THE COMPANY WILL FURNISH WITHOUT CHARGE TO EACH STOCKHOLDER OF THE COMPANY, AND TO EACH PERSON REPRESENTING THAT AS OF THE RECORD DATE FOR THE MEETING HE OR SHE WAS A BENEFICIAL OWNER OF SHARES ENTITLED TO BE VOTED AT THE MEETING, IF SOLICITED BY WRITTEN REQUEST, A COPY OF THE COMPANY’S ANNUAL REPORT FOR THE FISCAL YEAR ENDED MARCH 31, 2026 ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE FINANCIAL STATEMENTS. SUCH WRITTEN REQUESTS SHOULD BE DIRECTED TO AIR T, INC., 11020 DAVID TAYLOR DRIVE, SUITE 305, CHARLOTTE, NORTH CAROLINA 28262, ATTENTION: CORPORATE SECRETARY. IN ADDITION, THE COMPANY HAS A DEDICATED WEBSITE AT HTTP://WWW.AIRT.COM/INVESTORS/ ANNUAL-MEETING-MATERIALS WHERE IT POSTS ALL ANNUAL MEETING MATERIALS INCLUDING THE ANNUAL REPORT ON FORM 10-K, ANNUAL REPORT, PROXY STATEMENT AND FORM OF PROXY. STOCKHOLDER COMMUNICATIONS The Board of Directors has established a process for stockholders and other interested parties to communicate with the Board of Directors or a particular director. Such individual may send a letter to Air T, Inc., Attention: Corporate Secretary, 11020 David Taylor Drive, Suite 305, Charlotte, North Carolina 28262. The mailing envelope should contain a clear notation indicating that the enclosed letter is a “Board Communication” or “Director Communication.” All such letters should state whether the intended recipients are all members of the Board or just certain specified individual directors. The Secretary of the Company will circulate the communications (with the exception of commercial solicitations) to the appropriate director or directors. Communications marked “Confidential” will be forwarded unopened. STOCKHOLDER PROPOSALS AND NOMINATIONS FOR 2027 MEETING Under the rules of the SEC, if a stockholder wants us to include a proposal in our proxy statement and form of proxy for presentation at our 2027 annual meeting of stockholders (pursuant to Rule 14a-8 of the Exchange Act), the proposal must be received by us at our principal executive offices (Secretary, Air T, Inc., 11020 David Taylor Drive, Suite 305, Charlotte, North Carolina, 28262) by the close of business on March 2, 2027. As the rules of the SEC make clear, simply submitting a proposal does not guarantee that it will be included. Any stockholder director nomination or proposal of other business intended to be presented for consideration at the 2027 annual meeting, but not intended to be considered for inclusion in our proxy statement and form of proxy relating to such meeting (i.e. not pursuant to Rule 14a-8 of the Exchange Act), must be received by us at the address stated above not less than 90 days and not more than 120 days before the first anniversary of the date of the 2026 annual meeting. Therefore, such notice must be received between April 16, 2027 and the close of business on May 16, 2027 to be considered timely. However, if our 2027 annual meeting occurs more than 30 days before or more than 30 days after August 25, 2026, we must receive nominations or proposals (i) not later than the close of business on the later of the 90th day prior to the date of the 2027 annual meeting or the 10th day following the day on which public announcement is made of the date of the 2027 annual meeting, and (ii) not earlier than the 120th day prior to the 2027 annual meeting. 23

The above-mentioned proposals must also be in compliance with our Bylaws and the proxy solicitation rules of the SEC and Nasdaq, including but not limited to the information requirements set forth in our Bylaws. We reserve the right to reject, rule out of order or take other appropriate action with respect to any proposal that does not comply with the foregoing and other applicable requirements. In addition, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must also comply with the additional requirements of Rule 14a-19(b). OTHER MATTERS Individuals appointed as proxies in connection with the annual meeting of stockholders to be held in 2026 will have discretion under applicable SEC rules to vote on any proposal presented at the meeting by a stockholder. The Board of Directors knows of no other matters that may be presented at the meeting. AIR T, INC. July 10, 2026 NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD AUGUST 25, 2026 AND PROXY STATEMENT JULY 10, 2026 24

ANNUAL MEETING OF STOCKHOLDERS OF AIR T, INC. August 25, 2026 e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access. Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: Copies of the Notice of Annual Meeting, the Proxy Statement and the Annual Report to Stockholders for the Fiscal Year Ended March 31, 2026 are available at https://www.airt.com/investors/reports-filings/. Please sign, date and mail your proxy card in the envelope provided as soon as possible. Please detach along perforated line and mail in the envelope provided. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒ The Board of Directors recommends you vote FOR ALL of the following: 1. ELECTION OF DIRECTORS The Board of Directors recommends you vote FOR the following proposal. ☐ ☐ ☐ FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) NOMINEES: Raymond Cabillot William Foudray Gary Kohler Peter McClung Nick Swenson 2. Advisory (non-binding) vote, to approve the compensation to the Company’s named executive officers as disclosed in the proxy statement; FOR ☐ AGAINST ☐ ABSTAIN ☐ The Board of Directors recommends you vote FOR the following proposal. 3. To ratify the selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm for the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐ NOTE: In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐ Signature of Stockholder Date Signature of Stockholder Date Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. 25

ANNUAL MEETING OF STOCKHOLDERS OF AIR T, INC. August 25, 2026 PROXY VOTING INSTRUCTIONS INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page. Vote online until 11:59 PM EST the day before the meeting. MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible. COMPANY NUMBER IN PERSON - You may vote your shares in person by attending the Annual Meeting. ACCOUNT NUMBER GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/ us/ast-access to enjoy online access. Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting: Copies of the Notice of Annual Meeting, the Proxy Statement and the Annual Report to Stockholders for the Fiscal Year Ended March 31, 2026 are available at https://www.airt.com/investors/reports-filings/. Please detach along perforated line and mail in the envelope provided. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒ The Board of Directors recommends you vote FOR ALL of the following: 1. ELECTION OF DIRECTORS The Board of Directors recommends you vote FOR the following proposal. ☐ ☐ ☐ FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) NOMINEES: Raymond Cabillot William Foudray Gary Kohler Peter McClung Nick Swenson 2. Advisory (non-binding) vote, to approve the compensation to the Company’s named executive officers as disclosed in the proxy statement; FOR ☐ AGAINST ☐ ABSTAIN ☐ The Board of Directors recommends you vote FOR the following proposal 3. To ratify the selection of Deloitte & Touche LLP to serve as the independent registered public accounting firm for the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐ NOTE: In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting. INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐ Signature of Stockholder Date Signature of Stockholder Date Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. 26

REVOCABLE PROXY AIR T, INC. ANNUAL MEETING OF STOCKHOLDERS To be held on August 25, 2026 This proxy is solicited on behalf of the Board of Directors. The undersigned hereby appoints Tracy Kennedy and Mark Jundt as proxies, and each of them, with power to act without the other and with power of substitution, as proxies and attorneys-in-fact and hereby authorizes them to represent and vote, as provided on the other side, all the shares of Air T, Inc. common stock that the undersigned is entitled to vote at, and, in their discretion, to vote upon such other business as may properly come before, the 2026 Annual Meeting of Stockholders of Air T, Inc. to be held on Tuesday, August 25, 2026 or at any adjournment or postponement thereof, with all powers which the undersigned would possess if present at the meeting. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. (Continued and to be signed on the reverse side.) 27

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark one)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended **March 31, 2026**

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number 001-35476

Air T, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**52-1206400**
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

11020 David Taylor Drive, Suite 305, Charlotte, North Carolina 28262
(Address of principal executive offices, including zip code)
(980) 595 – 2840
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AIRT	NASDAQ Capital Market
Alpha Income Preferred Securities (also referred to as 8% Cumulative Capital Securities) ("Trust Preferred Securities" or "TruPs")*	AIRTP	NASDAQ Global Market

*Issued by Air T Funding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated Filer	☐	Accelerated Filer	☐
Non-accelerated Filer	☒	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐.

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐.

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).☐.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of September 30, 2025 (the last business day of the registrant’s most recently completed second fiscal quarter) based upon the closing price of the common stock on September 30, 2025 was approximately $20.1 million.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

Common Stock	Common Shares, par value of $.25 per share
Outstanding Shares at May 31, 2026	2,696,509

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company’s definitive proxy statement for its 2026 annual meeting of stockholders to be filed within 120 days of the registrant's fiscal year end are incorporated by reference into Part III of this Form 10-K.

2

AIR T, INC. AND SUBSIDIARIES
2026 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

		Page
	PART I	
Item 1.	Business	4
Item 1A.	Risk Factors	13
Item 1B.	Unresolved Staff Comments	33
Item 1C.	Cybersecurity	33
Item 2.	Properties	34
Item 3.	Legal Proceedings	35
Item 4.	Mine Safety Disclosures	35
	PART II	
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	35
Item 6.	Reserved	36
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	36
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	52
Item 8.	Financial Statements and Supplementary Data	54
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	105
Item 9A.	Controls and Procedures	105
Item 9B.	Other Information	106
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	106
	PART III	
Item 10.	Directors, Executive Officers and Corporate Governance	106
Item 11.	Executive Compensation	107
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	107
Item 13.	Certain Relationships and Related Transactions and Director Independence	107
Item 14.	Principal Accounting Fees and Services	108
	PART IV	
Item 15.	Exhibits and Financial Statement Schedules	108
Item 16.	Form 10-K Summary	120
	Signatures	
	Interactive Data Files	

3

PART I

Item 1. *Business.*

Air T, Inc. (the "Company," "Air T," "we" or "us" or "our") is a holding company with a portfolio of operating businesses and financial assets. Our goal is to prudently and strategically grow Air T's earnings power, compounding its free-cash-flow per share over time.

We currently operate in five core industry segments:

- Overnight air cargo, which operates in the air express delivery services industry;
- Ground support equipment (formerly known as ground equipment sales), which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers;
- Commercial aircraft, engines and parts (formerly known as commercial jet engines and parts), which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines;
- Digital solutions, which develops and provides digital aviation and other business services to customers within the aviation industry to generate recurring subscription revenues; and
- Regional airline, which provides scheduled regional passenger, freight and charter airline services and pilot training in Australia, operating a fleet of Saab 340 aircraft serving regional communities and connecting passengers to major metropolitan centers.

The Company additionally has a central corporate function that acts as the capital allocator and resource for other consolidated businesses, referred to as Corporate and other. Further, Corporate and other also comprises insignificant businesses and business interests.

On December 18, 2025, the Company introduced a new reportable segment named regional airline. This new segment includes all reportable activities of the Company's most recent acquisition, Regional Express Holdings Pty Ltd ("Rex"), as discussed in Note 2 of Notes to Consolidated Financial Statements included under Part II, Item 8.

Each reportable segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our reportable segments based on operating income (loss) and Adjusted EBITDA.

Certain financial data with respect to the Company's geographic areas and segments is set forth in Note 19 and Note 20 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

Air T was incorporated under the laws of the State of Delaware in 1980. The businesses and their principal legal entities that comprise the activities of Air T are as follows:

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Legal Entity	Industry Segment	Principal Place of Business	Website
Air T, Inc.		Charlotte, North Carolina	https://airt.com
Mountain Air Cargo, Inc. (“MAC”)	Overnight Air Cargo	Denver, North Carolina	https://mtaircargo.com
CSA Air, Inc. (“CSA”)	Overnight Air Cargo	Iron Mountain, Michigan	https://csaair.com
Worldwide Aircraft Services, Inc. ("WASI")	Overnight Air Cargo	Springfield, Missouri	https://worldwide-aircraft.com
Royal Aircraft Services, LLC ("Royal")	Overnight Air Cargo	Hagerstown, Maryland	https://royalaircraft.com
Global Ground Support, LLC (“GGS”)	Ground Support Equipment	Olathe, Kansas	https://globalgroundsupport.com
Contrail Aviation Support, LLC (“Contrail”)	Commercial Aircraft, Engines and Parts	Verona, Wisconsin	https://contrail.com
AirCo, LLC, AirCo 1, LLC, AirCo 2, LLC and AirCo Services, LLC (collectively, "AirCo”)	Commercial Aircraft, Engines and Parts	Eagan, Minnesota	http://airco-ict.com
Worthington Aviation, LLC (“Worthington”)	Commercial Aircraft, Engines and Parts	Eagan, Minnesota	https://worthingtonav.com
Jet Yard, LLC (“Jet Yard”)	Commercial Aircraft, Engines and Parts	Marana, Arizona	N/A
Jet Yard Solutions, LLC ("Jet Yard Solutions")	Commercial Aircraft, Engines and Parts	Marana, Arizona	https://www.jetyard.com
Air'Zona Aircraft Services, Inc. ("Air'Zona")	Commercial Aircraft, Engines and Parts	Kingman, Arizona	https://airzonaaircraft.com
Landing Gear Support Services, Inc. ("LGSS")	Commercial Aircraft, Engines and Parts	Eagan, Minnesota	https://lgss-aero.com
Shanwick B.V. ("Shanwick")	Digital Solutions	Amsterdam, the Netherlands	N/A
WorldACD Market Data B.V. ("WACD")	Digital Solutions	Amsterdam, the Netherlands	https://www.worldacd.com
Ambry Hill Technology, LLC ("AHT")	Digital Solutions	Cambridge, Minnesota	https://www.ambryhill.com
Regional Express Holdings Pty Ltd ("Rex")	Regional Airline	Sydney, Australia	https://www.rex.com.au
Delphax Technologies, Inc (“Delphax”)	Corporate and Other	Minneapolis, Minnesota	N/A
Delphax Solutions, Inc. (“DSI”)	Corporate and Other	Mississauga, Canada	https://delphaxinkjet.com
Wolfe Lake HQ, LLC ("Wolfe Lake")	Corporate and Other	Minneapolis, Minnesota	N/A
Unconsolidated Investments:			
Crestone Asset Management, LLC		Denver, Colorado	https://crestoneairpartners.com/
Cadillac Casting, Inc.		Cadillac, Michigan	https://cadillaccasting.com/
Bloomia Holdings, Inc.		Minneapolis, MN	https://bloomiaholdingco.com/
Blue Crest Aviation Partners 2025-01, LLC		Denver, Colorado	N/A

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We maintain an Internet website at https://www.airt.com and our SEC filings may be accessed through links on our website. The information on our website, or any of the websites referenced immediately above, is available for information purposes only and is not incorporated by reference in this Annual Report on Form 10-K.

Overnight Air Cargo.

MAC, CSA, WASI, and Royal comprise the overnight air cargo segment of the Company. MAC and CSA have had a relationship with FedEx spanning more than 40 years. They operate and maintain Cessna Caravan, SkyCourier, ATR-42 and ATR-72 aircraft that fly daily small-package cargo routes throughout the eastern United States ("U.S.") and upper Midwest, and in the Caribbean. MAC and CSA's revenues are derived principally pursuant to "dry-lease" service contracts with FedEx. Pursuant to these dry-lease contracts, FedEx provides the aircraft, while MAC and CSA provide their own crew and exercise operational control of their flights.

On June 1, 2021, MAC and CSA entered into new dry-lease agreements with FedEx which together cover all of the aircraft operated by MAC and CSA and replaced all prior dry-lease service contracts. These dry-lease agreements provide for the lease of specified aircraft by MAC and CSA in return for the payment of monthly rent with respect to each aircraft leased, for which monthly rent reflects an estimate of a fair market rental rate. These dry-lease agreements provide that FedEx determines the type of aircraft and schedule of routes to be flown by MAC and CSA, with all other operational decisions made by MAC and CSA, respectively. The current dry-lease agreements provide for the reimbursement of MAC and CSA's costs by FedEx, without markup, incurred in connection with the operation of the leased aircraft for the following: fuel, landing fees, third-party maintenance, parts and certain other direct operating costs. The current dry-lease agreements are set to expire on August 31, 2026. The Company is currently engaged in renewal negotiations with FedEx and considers the relationship to be active and ongoing. FedEx represents a substantial portion of the Company's consolidated revenues and a substantial majority of the overnight air cargo segment's revenues,the renewal of these agreements on commercially acceptable terms is material to the Company's continued operations. The Company is well-positioned for continued partnership with FedEx, supported by a multi-decade operating history, demonstrated network reliability, and an integrated service platform encompassing air cargo operations, maintenance, repair and overhaul, and aircraft support services across multiple subsidiary entities. These capabilities provide operational continuity and geographic coverage that management believes represent meaningful value within FedEx's feeder network. While the Company is cautiously optimistic regarding the outcome of renewal negotiations, we believe new agreements will be reached on terms favorable to the Company.

The dry-lease agreements may be terminated by FedEx or MAC and CSA at any time upon 90 days' written notice, and FedEx may at any time terminate the lease of any particular aircraft thereunder upon 10 days' written notice. In addition, each of the dry-lease agreements provides that FedEx may terminate the agreements upon written notice if 60% or more of MAC or CSA's revenue (excluding revenues arising from reimbursement payments under the dry-lease agreements) is derived from the services performed by it pursuant to the respective dry-lease agreements, FedEx becomes MAC or CSA's only customer, or MAC or CSA employs fewer than six employees. As of the date of this report, FedEx would be permitted to terminate each of the dry-lease agreements under this provision. The Company believes that the short-term nature of its agreements with FedEx is standard within the airfreight contract delivery service industry, where performance is measured on a daily basis.

As of March 31, 2026, MAC and CSA had an aggregate of 103 aircraft under its dry-lease agreements with FedEx. Included within the 103 aircraft, 5 Cessna Caravan, 2 SkyCourier, and 2 ATR aircraft are considered soft-parked. Soft-parked aircraft remain covered under our agreements with FedEx although at a reduced administrative fee compared to aircraft that are in operation. MAC and CSA continue to perform maintenance on soft-parked aircraft, but they are not crewed and do not operate on scheduled routes. In addition, 2 Cessna Caravan and 2 SkyCourier aircraft were considered hard-parked. Hard-parked aircraft are covered under the agreements with FedEx, do not receive an administrative fee, and do not operate scheduled routes but do receive a nominal storage fee.

Revenues from MAC and CSA's contracts with FedEx accounted for approximately 35% and 39% of the Company's consolidated revenue for the fiscal years ended March 31, 2026 and 2025, respectively. The loss of FedEx as a customer would have a material adverse effect on the Company. FedEx has been a customer of the Company since 1980. MAC and CSA are not contractually precluded from providing services to other parties and MAC occasionally provides third-party maintenance services to other airline customers.

MAC and CSA operate under separate aviation certifications. MAC is certified to operate under Part 121, Part 135 and Part 145 of the regulations of the FAA. These certifications permit MAC to operate and maintain aircraft that can carry a maximum cargo capacity of 7,500 pounds on the Cessna Caravan 208B under Part 135 and a maximum cargo capacity of 14,000 pounds for the ATR-42 and 17,800 pounds for the ATR-72 aircraft under Part 121. The maximum payload (cargo capacity) for the Cessna 408 operated under Part 135 is 6,000 pounds. The maximum structural payload (cargo capacity) for the ATR72-600F

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operated under Part 121 is 20,281 pounds. CSA is certified to operate and maintain aircraft under Part 135 of the FAA regulations. This certification permits CSA to operate aircraft with a maximum cargo capacity of 7,500 pounds.

MAC and CSA, together, operated the following FedEx-owned cargo aircraft, exclusively through dry leases for the last five years:

			Number of Aircraft as of March 31,				
Type of Aircraft	**Model Year**	**Form of Ownership**	**2026**	**2025**	**2024**	**2023**	**2022**
Cessna Caravan 208B (single turbo prop)	1985-1996	Dry lease	67	68	71	61	54
Cessna SkyCourier 408 (twin turbo prop)[1]	2022-2023	Dry lease	14	12	11	4	0
ATR-42 (twin turbo prop)	1992	Dry lease	9	9	9	9	9
ATR-72 (twin turbo prop)	1992	Dry lease	9	10	10	10	9
ATR-72-600 (twin turbo prop)	2022-2023	Dry lease	4	4	4	1	0
			103	103	105	85	72

The Cessna Caravan 208B aircraft are maintained under an FAA Approved Aircraft Inspection Program ("AAIP"). The inspection intervals range from 100 to 200 hours. The current engine overhaul period on the Cessna aircraft is 8,000 hours.

The ATR-42 and ATR-72 aircraft are maintained under an FAA Part 121 continuous airworthiness maintenance program. The program consists of A and C service checks as well as calendar checks ranging from weekly to 12 years in duration. The engine overhaul period is 6,000 hours.

The Cessna Caravan 408 aircraft are maintained under an FAA AAIP. The inspection program consists of 400 to 5,600 flight hour checks and 18-month to 120-month calendar checks.

MAC and CSA operate in a niche market within a highly competitive contract cargo carrier market. MAC and CSA are two of eight carriers that operate within the U.S. as FedEx feeder carriers. MAC and CSA are benchmarked against the other six FedEx feeders based on safety, reliability, compliance with federal, state and applicable foreign regulations, price and other service-related measurements. The Company believes accurate industry data is not available to indicate the Company's position within its marketplace (in large measure because all of the Company's direct competitors are privately held), but management believes that MAC and CSA, combined, constitute the largest contract carrier of the type described.

FedEx conducts periodic audits of MAC and CSA, and these audits are an integral part of the relationship between the carrier and FedEx. The audits test adherence to the dry-lease agreements and assess the carrier's overall internal control environment, particularly as related to the processing of invoices of FedEx-reimbursable costs. The scope of these audits typically extends beyond simple validation of invoice data against the third-party supporting documentation. The audit teams generally investigate the operator's processes and internal control procedures. The Company believes satisfactory audit results are critical to maintaining its relationship with FedEx. The audits conducted by FedEx are not designed to provide any assurance with respect to the Company's consolidated financial statements, and investors, in evaluating the Company's consolidated financial statements, should not rely in any way on any such examination of the Company or any of its subsidiaries. The most recent audit, for the twelve months ended February 28, 2026, was completed successfully.

WASI, an aircraft repair station that began operating in 1986, is a certified FAA/EASA part 145 repair station (no. OWRF547L) and specializes in medium passenger regional jets, regional/commuter turboprops, cargo and other operators. It maintains a fully equipped engine shop with tooling and engine run stands. Services of WASI include inspections, contract maintenance, refurbishment, structural repairs and modifications, avionics, engine service refurbishment and upgrades.

Royal is an aircraft repair station and painting facility based at Hagerstown Regional Airport (HGR) in Maryland. Royal is a certified FAA/EASA Part 145 repair station (no. JZRR651K) specializing in maintenance, repair, and overhaul (MRO) services for regional air cargo and charter operators. Services include inspections, contract maintenance, structural repairs and modifications, avionics, aircraft painting and refurbishment, and engine service and upgrades.

The Company's overnight air cargo operations are not materially seasonal.

[1] MAC was specifically chosen to operate the first commercial revenue-service flight for the Cessna 408 SkyCourier in 2023.

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Ground Support Equipment.

GGS, which comprises our ground support equipment segment, is located in Olathe, Kansas and manufactures, sells and services aircraft deicers and other specialized equipment sold to domestic and international passenger and cargo airlines, ground handling companies, the U.S. Air Force ("USAF"), airports and industrial customers. GGS's product line includes aircraft deicers, scissor-type lifts, military and civilian decontamination units, flight-line tow tractors, glycol recovery vehicles and other specialized equipment. In the fiscal year ended March 31, 2026, sales of deicing equipment accounted for approximately 84% of GGS's revenues, compared to 72% in the fiscal year ended March 31, 2025.

GGS designs and engineers its products. Components acquired from third-party suppliers are used in the assembly of its finished products and are sourced from a diverse supply chain. The primary components for mobile deicing equipment are the chassis (which is a commercial medium or heavy-duty truck), the fluid storage tank, a boom system, the fluid delivery system and heating equipment. The price of these components is influenced by raw material costs, principally high-strength carbon steels and stainless steel. GGS utilizes continuous improvements and other techniques to improve efficiencies and designs to minimize product price increases to its customers, to respond to regulatory changes, such as emission standards, and to incorporate technological improvements to enhance the efficiency of GGS's products. Improvements have included the development of single operator mobile deicing units to replace units requiring two operators, a patented premium deicing blend system and a more efficient forced-air deicing system.

GGS manufactures five basic models of mobile deicing equipment with capacities ranging from 1,200 to 2,800 gallons. GGS also offers fixed-pedestal-mounted deicers. Each model can be customized as requested by the customer, including single operator configuration, fire suppressant equipment, open basket or enclosed cab design, a patented forced-air deicing nozzle, on-board glycol blending system to substantially reduce glycol usage, and color and style of the exterior finish. GGS also manufactures five models of scissor-lift equipment, for catering, cabin service and maintenance service of aircraft, and has developed a line of decontamination equipment, flight-line tow tractors, glycol recovery vehicles, glycol transfer vehicles, and other special purpose mobile equipment.

GGS competes primarily on the basis of the quality and reliability of its products, prompt delivery, service and price. The market for aviation ground service equipment is highly competitive. Certain of GGS' competitors may have substantially greater financial resources than we do. These entities or investors may be able to accept more risk than the Company believes is in our best interest. In addition, the market for aviation ground services in the past has typically been directly related to the financial health of the aviation industry, weather patterns and changes in technology.

GGS's mobile deicing equipment business has historically been seasonal, with revenues typically being lower in the fourth and first fiscal quarters as commercial deicers are typically delivered prior to the winter season. The Company has continued its efforts to reduce GGS's seasonal fluctuation in revenues and earnings by broadening its international and domestic customer base and its product line.

In October 2021, GGS was awarded a new contract to supply deicing trucks to the USAF. This agreement renewed GGS' original agreement with the USAF entered in July 2009. Per the contract, GGS had to provide annual pricing for each one-year period during the duration of the contract. Further, based upon volume of commercial items purchased during that year, there may be discounts calculated into the pricing and are reflective of the submitted pricing. With all option years expected to be executed by the government, this contract would expire on October 21, 2027.

GGS sold a total of 24 and 15 deicers under the current contract with the USAF, including both GL 1800 and ER 2875 models, during the fiscal years ended March 31, 2026 and March 31, 2025, respectively, and all the units were accepted by the USAF. In May 2026, GGS received confirmed orders of 14 deicers for fiscal year 2027 and currently expects delivery of both GL1800 and ER 2875 models in the second quarter of fiscal year 2027.

GGS's backlog consists of "firm" orders supported by customer purchase orders for the equipment sold by GGS. As of March 31, 2026, GGS's backlog of orders was $0.6 million, all of which GGS expects to be filled in the fiscal year ending March 31, 2027. As of March 31, 2025, GGS's backlog of orders was $14.3 million. The decrease in GGS's backlog year over year is a result of the timing of the annual USAF order, which was placed in May 2026. Backlog is not meaningful for the Company's other reportable segments.

Commercial Aircraft, Engines and Parts.

Contrail, Jet Yard, AirCo, Worthington, Jet Yard Solutions, Air'Zona, and LGSS comprise the commercial aircraft, engines and parts segment of the Company.

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Contrail is a commercial aircraft trading, leasing and parts solutions provider. Its primary focus revolves around the CFM International CFM56-3/-5/-7 engines and the International Aero Engines V2500A5 engine, which power the two most prevalent narrow body, single aisle aircraft that are currently flown commercially—the Boeing 737 Classic / 737 NG and the Airbus A320 family. Contrail acquires commercial aircraft, jet engines and components for the purposes of sale, trading, leasing and disassembly/overhaul. Contrail holds an ASA-100 accreditation from the Aviation Suppliers Association.

Jet Yard and Jet Yard Solutions offer commercial aircraft storage, storage maintenance and aircraft disassembly/part-out services at facilities leased at the Pinal Air Park in Marana, Arizona. The prevailing climate in this area of Arizona provides conditions conducive to long-term storage of aircraft. Jet Yard Solutions is registered to operate a repair station under Part 145 of the regulations of the FAA. Jet Yard leases approximately 48.5 acres of land under a lease agreement with Pinal County, Arizona. Jet Yard was organized in 2014, entered into the lease in June 2016 and has maintained de minimis operations from formation through the date it was acquired by the Company. Effective January 1, 2021, Jet Yard subleased the aforementioned lease with Pinal County to Jet Yard Solutions.

AirCo operates an established business offering commercial aircraft parts sales, exchanges, procurement services, consignment programs and overhaul and repair services. Customers of AirCo include airlines and commercial aircraft leasing companies.

Worthington Aviation, like AirCo, operates an established business which supplies spare parts, repair programs and aircraft maintenance services to the global aviation community of regional and business aircraft fleets. Worthington offers a globally networked infrastructure and 24/7 support, ensuring fast delivery of spare parts and service, with operational presence in four strategic locations in the U.S., United Kingdom & Australia. In addition, Worthington operates two FAA and EASA Certificated repair stations. The Tulsa maintenance, repair and overhaul ("MRO") facility provides composite aircraft structures, repair and support services. As a strategic resource for flight control, exhaust system and line replacement components, Worthington offers a wide array of services for complex operations. At the Eagan, Minnesota-based Repair Station, Worthington repair services offers a wide range of capabilities for repair and overhaul of airframe, accessories and power plant components in support of external as well as internal sales.

Air'Zona is a full service fixed base operator, located on field at Kingman Airport (IGM) in Kingman, Arizona. It provides Jet A and 100LL fuel to customers along with supporting aircraft service and maintenance. LGSS delivers landing gear focused asset management and technical and commercial services worldwide. The revenues of Air'Zona and LGSS are not material to the Company's consolidated financial statements.

Commercial aircraft, engines and parts operations are not materially seasonal.

Digital Solutions.

WACD and AHT comprise the digital solutions segment of the Company's operations.

WACD is a data aggregator that collects global air cargo shipping data. It partners with customers to collect and verify their data as part of a data partnership. Customers receive access to the fully aggregated data in WACD's cloud-native platform to enable strategic decisions about their operations in real time.

AHT is a software company that specializes in cloud-based software solutions targeting aviation aftermarket businesses. AHT has two offerings through its Vista-Suite and Vista-Quote products. Vista-Suite is an ERP/MRO software solution designed to address the particular needs of aviation businesses. Vista-Quote is a software solution specifically designed to automate the request for quotation ("RFQ") process for aftermarket products.

Regional Airline.

Rex, acquired on December 18, 2025, is an Australian aviation company that comprises the regional airline segment of the Company. Rex is Australia's largest independent regional airline, serving regional and remote communities throughout all states in Australia. Rex commenced operations in 2002, when its predecessor, Australia wide Airlines Limited, acquired and combined the regional airline businesses of Hazelton Airlines and Kendell Airlines. The company was renamed Regional Express Holdings Limited and listed on the Australian Securities Exchange ("ASX") in 2005. Rex's securities were suspended from trading upon Rex's entry into voluntary administration in July 2024, and Rex was removed from the official list of the ASX in September 2025. Effective May 8, 2026, Regional Express Holdings Limited was renamed Regional Express Holdings Pty Ltd. See Note 2 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report for additional information regarding the Acquisition and Rex's voluntary administration.

9

Scheduled Passenger Services and Network. Rex operates a scheduled regional passenger network connecting Australia's regional and remote communities with major metropolitan centers in Australia. As of March 31, 2026, Rex's network served 53 destinations across all Australian states, comprising seven hub airports—Sydney, Melbourne, Adelaide, Brisbane, Cairns, Townsville and Perth—and 46 regional ports, with more than 1,000 scheduled flights per week. Rex is the sole scheduled airline operator on a substantial portion of the routes it serves. In addition to scheduled passenger services, Rex generates revenue from air freight carried on its scheduled network, charter services, ancillary passenger services and government subsidies.

Regulated Routes. Rex's network includes nine regulated routes operated under contracts awarded by Australian state governments through competitive tenders: six regulated routes in Queensland awarded by the Queensland Department of Transport and Main Roads under contracts that commenced on January 1, 2022 and expire on December 31, 2026, subject to two one-year extension options exercisable by the State, and three regulated routes in Western Australia—Perth–Albany, Perth–Esperance and Perth–Carnarvon/Monkey Mia—under a deed of agreement that expires on June 30, 2028. Rex receives subsidy payments from the applicable state government with respect to certain of these regulated routes.

Fleet and Maintenance. Rex operates a fleet of 98 aircraft across five types of aircraft. The core fleet consists of 57 owned Saab 340B and 340B+ twin-engine turboprop aircraft—the world's largest fleet of Saab 340 aircraft—of which approximately 33 were in active line service as of March 31, 2026, with the remainder in, or awaiting, heavy maintenance and engine overhaul under Rex's fleet reactivation program. The remaining 41 aircraft comprise the training fleet of the Australian Airline Pilot Academy described below, consisting of Piper Warrior III, Cessna 172S and Piper Seminole training aircraft and a Beechcraft King Air aircraft. Rex performs heavy airframe maintenance at its maintenance base in Wagga Wagga, New South Wales and Adelaide in South Australia, and provides propeller maintenance and overhaul services through its subsidiary Australian Aero Propeller Maintenance Pty Ltd ("AAPM"), located in Dingley, Victoria, which holds approvals from the Civil Aviation Safety Authority of Australia ("CASA") and the European Aviation Safety Agency (EASA).

Pilot Training. Through the Australian Airline Pilot Academy and AAPA Victoria ("AAPA"), with campuses in Wagga Wagga, New South Wales and Ballarat, Victoria, Rex operates flight training facilities that train cadet pilots for Rex as well as cadets sponsored by international airlines. AAPA holds flight training approvals issued by CASA, Civil Aviation Authority of Vietnam (CAAV), Civil Aviation Administration of China (CAAC) and is registered to deliver training to overseas students under the Commonwealth Register of Institutions and Courses for Overseas Students ("CRICOS"). AAPA's assets include the training fleet described above and flight simulators.

Competition. The Australian regional passenger aviation market is highly competitive. On competitive routes, Rex competes primarily with QantasLink, the regional brand of the Qantas group, and on certain routes with other regional operators, on the basis of schedule frequency and convenience, price, reliability and loyalty programs. Certain of Rex's competitors are substantially larger than Rex and have significantly greater financial resources. On a substantial portion of its network, however, Rex is the sole scheduled operator, and Rex's regulated routes are operated under contracts awarded through periodic competitive tenders.

Relationship with the Commonwealth of Australia. In connection with the Acquisition, Rex and the Commonwealth of Australia entered into amended and new credit facilities (the "Commonwealth Facilities") that, among other things, support the overhaul of engines and the reactivation of Rex's Saab 340 fleet. Under the related financing arrangements, Rex has agreed to the "Rex Regional Commitments"—undertakings, for a minimum period of ten years on a commercially reasonable best-efforts basis, regarding, among other things, the minimum number of Saab 340 aircraft in operation in accordance with an agreed reactivation schedule, minimum weekly service levels on certain routes on which Rex is the sole operator, the frequency of profitable flights, advance notice and government engagement prior to exiting certain routes, and corporate governance matters. The Commonwealth Facilities are secured by security interests over substantially all of the assets of the Rex group. In addition, Rex's retention of certain slots at Sydney Airport used for regional services has been supported by ministerial directions to the Sydney Airport slot manager issued in connection with the voluntary administration and the Acquisition. See Part II, Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report for additional information regarding the Commonwealth Facilities and the Rex Regional Commitments.

Refer to the Seasonality section included under Part II, Item 7 of this report for discussion over Rex's seasonal variations.

Unconsolidated Investments.

The Company has ownership interests in Crestone Asset Management, LLC ("CAM"), formerly known as Contrail Asset Management LLC, an aircraft capital joint venture called Crestone JV II LLC ("CJVII"), formerly known as Contrail JV II

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LLC, Blue Crest Aviation Partners 2025-01 ("BCAP"), Bloomia Holdings, Inc. - NASDAQ: TULP ("Bloomia"), formerly known as Lendway, Inc. ("Lendway"), Cadillac Casting, Inc. ("CCI") and other smaller entities. The operations of these companies are not consolidated into the operations of the Company. See Note 10 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

CAM is a full-service aviation asset manager that invests in aircraft and engines on behalf of its capital partners, with a focus on current generation narrow-body aircraft approaching the end of their working lives. CAM draws on the expertise and capabilities of interrelated aviation specialists across Air T. CJVII is the investment fund that sits alongside CAM through which CAM acquires aircraft on behalf of its investors.

BCAP, launched in August 2025, is a joint venture to acquire mid-life commercial jet aircraft in lease back transactions with airlines around the world. BCAP leverages Air T's wider network of aviation services through CAM as the asset manager.

Bloomia is one of the largest producers of fresh-cut tulips in the United States, growing over 75 million stems annually for wholesale to retail stores.

CCI is an industry leader in ductile iron castings and a major high-volume supplier of engineered cast metal components, primarily serving major automakers. The company makes products such as engine exhaust manifolds, steering knuckles, and other cast components, primarily for the auto industry. As a full-service foundry, its work spans from initial design and prototyping all the way through the full product lifecycle.

Governmental Regulation.

The Company and its subsidiaries are subject to regulation by various governmental agencies.

The U.S. Department of Transportation ("DOT") has the authority to regulate air service. The DOT has authority to investigate and institute proceedings to enforce its economic regulations, and may, in certain circumstances, assess civil penalties, revoke operating authority and seek criminal sanctions.

Under the Aviation and Transportation Security Act of 2001, as amended, the Transportation Security Administration ("TSA"), an agency within the Department of Homeland Security, has responsibility for aviation security. The TSA requires MAC and CSA to comply with a Full All-Cargo Aircraft Operator Standard Security Plan, which contains evolving and strict security requirements. These requirements are not static but change periodically as the result of regulatory and legislative requirements, imposing additional security costs and creating a level of uncertainty for our operations. It is reasonably possible that these rules or other future security requirements could impose material costs on us.

The FAA has safety jurisdiction over flight operations generally, including flight equipment, flight and ground personnel training, examination and certification, certain ground facilities, flight equipment maintenance programs and procedures, examination and certification of mechanics, flight routes, air traffic control and communications and other matters. The FAA is concerned with safety and the regulation of flight operations generally, including equipment used, ground facilities, maintenance, communications and other matters. The FAA can suspend or revoke the authority of air carriers or their licensed personnel for failure to comply with its regulations and can ground aircraft if questions arise concerning airworthiness. The FAA also has power to suspend or revoke for cause the certificates it issues and to institute proceedings for imposition and collection of fines for violation of federal aviation regulations. The Company, through its subsidiaries, holds all operating airworthiness and other FAA certificates that are currently required for the conduct of its business, although these certificates may be suspended or revoked for cause. The FAA periodically conducts routine reviews of MAC and CSA's operating procedures and flight and maintenance records.

The FAA has authority under the Noise Control Act of 1972, as amended, to monitor and regulate aircraft engine noise. The aircraft operated by the Company are in compliance with all such regulations promulgated by the FAA. Moreover, because the Company does not operate jet aircraft, noncompliance is not likely. Aircraft operated by us also comply with standards for aircraft exhaust emissions promulgated by the U.S. Environmental Protection Agency ("EPA") pursuant to the Clean Air Act of 1970, as amended.

Jet Yard, Jet Yard Solutions, AirCo, WASI and Worthington, operate repair stations licensed under Part 145 of the regulations of the FAA. These certifications must be renewed annually, or in certain circumstances within 24 months. Certified repair stations are subject to periodic FAA inspection and audit. The repair station may not be relocated without written approval from the FAA.

Because of the extensive use of radio and other communication facilities in its aircraft operations, the Company is also subject to the Federal Communications Act of 1934, as amended.

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The Company's regional airline operations in Australia are subject to extensive regulation by Australian federal and state authorities. The Civil Aviation Safety Authority of Australia regulates civil aviation safety in Australia, including the certification and ongoing oversight of air operators, flight crew licensing, aircraft airworthiness, and maintenance and flight training organizations. Rex holds an Air Operator's Certificate issued by CASA authorizing its airline and charter operations, together with associated maintenance approvals, and AAPA holds CASA flight training approvals. CASA may vary, suspend or cancel certificates and approvals for cause, and adverse regulatory action could restrict Rex's operations. Rex is also subject to Australian aviation security requirements administered under the Aviation Transport Security Act 2004. Under current Australian regulations, passenger and baggage screening requirements are determined by reference to aircraft size, and the Saab 340 aircraft operated by Rex are below the threshold at which screening is required.

Access to Sydney Airport, Rex's largest hub, is governed by a slot management scheme administered under the Sydney Airport Demand Management Act 1997, which provides certain protections for slots used for regional services within New South Wales. Rex's regulated routes in Queensland and Western Australia are operated under contracts with, and subject to service-level and other requirements imposed by, the applicable state transport authorities. Rex's consumer-facing operations are subject to the Australian Consumer Law and Australian privacy legislation, and its workforce arrangements are governed by the Australian Fair Work Act 2009, including the enterprise agreements described under Employees and Human Capital Resources below. In addition, in connection with the Acquisition and the Commonwealth Facilities, Rex is subject to the Rex Regional Commitments and related reporting obligations to the Commonwealth of Australia, as described under Part II, Item 7 of this report. Australian law is also phasing in mandatory climate-related financial disclosure requirements (AASB S2) for large Australian entities, which may apply to certain Rex entities in future periods and increase compliance costs.

Maintenance and Insurance.

The Company, through its subsidiaries, is required to maintain the aircraft it operates under the appropriate governmental regulatory bodies and manufacturer standards and regulations.

The Company has secured public liability and property damage insurance in excess of minimum amounts required by the DOT.

The Company maintains cargo liability insurance, workers' compensation insurance and fire and extended coverage insurance for owned and leased facilities and equipment. In addition, the Company maintains product liability insurance with respect to injuries and loss arising from use of products sold and services provided.

Employees and Human Capital Resources.

As of March 31, 2026, the Company and its subsidiaries had approximately 1,666 full-time and full-time-equivalent employees, of which approximately 969 were employed by Rex in Australia and the remainder were employed by the Company's other consolidated subsidiaries, principally in the United States. No employees outside of Rex are represented by labor unions. Approximately 739 of Rex's employees are represented by five enterprise agreements. The Company believes that relations between Rex and the unions representing Rex employees, and between the Company's other subsidiaries and their respective employees are good.

The following table sets forth our employee groups subject to collective bargaining and the status of their respective collective-bargaining agreements as of March 31, 2026:

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Employee Group	Union Representatives	Approximate Number of Full-time Equivalent Employees	Stated Expiry
Aircraft Support Officers and Catering Offices	Transport Workers Union (TWU)	96	amendable 6/30/2029
Network Operations Controllers and Supervisors, Call Centre and Customer Service Staff - Airports	Australian Services Union / United Services Union (ASU/USU)	142	amendable 6/30/2025
Engineers	Australian Licensed Aircraft Engineers Association (ALAEA)	126	amendable 6/30/2025
Flight Attendants	Flight Attendants Association of Australia (FAAA)	127	amendable 6/30/2029
Pilots	Australian Federation of Air Pilots (AFAP)	248	amendable 6/30/2026

Under Australian law, an Enterprise Agreement (EA) that has passed its nominal expiry date continues to apply to covered employees until it is terminated or replaced by a successor agreement approved by the Fair Work Commission. As of March 31, 2026, two of Rex's five EAs, the Regional Express Airline Collective Agreement 2022–2025, negotiated with the Australian Services Union/United Services Union (ASU/USU), and the Regional Express Aircraft Engineers Agreement 2021–2025, negotiated with the Australian Licensed Aircraft Engineers Association (ALAEA), had passed their nominal expiry date of June 30, 2025. Both agreements remain in full force and effect and continue to govern the terms and conditions of employment of the covered employees pending approval of replacement agreements. The principal terms for replacement agreements have been reached and are in drafting.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. As it relates to our employees:

Oversight and Management

Our executive officers are tasked with leading our organization in managing employment-related matters, including recruiting and hiring, onboarding and training, compensation planning, talent management and development. We are committed to providing team members with the training and resources necessary to continually strengthen their skills. Our executive team is responsible for periodically reviewing team member programs and initiatives, including healthcare and other benefits, as well as our management development and succession planning practices. Management periodically reports to the Board regarding our human capital measures and results that guide how we attract, retain and develop a workforce to enable our business strategies.

Diversity, Equity and Inclusion

We believe that a diverse workforce is critical to our success. We strive for an environment where all employees feel that they belong, are accepted, included, respected and supported because of whom they are individually. We continue to monitor and improve the application of our hiring, retention, compensation and advancement processes for our wide array of talent.

Workplace Safety and Health

A vital part of our business is providing our workforce with a safe, healthy and sustainable working environment. We focus on implementing change through workforce observation and feedback channels to recognize risk and continuously improve our processes.

Item 1A. *Risk Factors.*

RISK FACTORS SUMMARY

General Business Risks

- Market fluctuations may affect the Company’s operations.

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- Rising inflation may result in increased costs of operations and negatively impact the credit and securities markets generally, which could have a material adverse effect on our results of operations and the market price of our securities.
- We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses.
- Legacy technology systems require a unique technical skillset which is becoming scarcer.
- Security threats and other sophisticated computer intrusions could harm our information systems, which in turn could harm our business and financial results.
- We may not be able to insure certain risks adequately or economically.
- Legal liability may harm our business.
- Our business might suffer if we were to lose the services of certain key employees.

Risks Related to Our Structure and Financing/Liquidity Risks

- Our holding company structure may increase risks related to our operations.
- A small number of stockholders has the ability to control the Company.
- Although we do not expect to rely on the "controlled company" exemption, we do qualify as a "controlled company" within the meaning of the Nasdaq listing standards, and we could rely on exemptions from certain corporate governance requirements.
- An increase in interest rates or in our borrowing margin would increase the cost of servicing our debt and could reduce our cash flow and negatively affect the results of our business operations.
- Our inability to maintain sufficient liquidity could limit our operational flexibility and also impact our ability to make payments on our obligations as they come due.
- Future cash flows from operations or through financings may not be sufficient to enable the Company to meet its obligations.
- A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor.
- To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available.
- If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to seek alternatives.
- Despite our substantial indebtedness, we may incur significantly more debt, and cash may not be available to meet our financial obligations when due or enable us to capitalize on investment opportunities when they arise.
- Our current financing arrangements require compliance with financial and other covenants and a failure to comply with such covenants could adversely affect our ability to operate.
- Future acquisitions and dispositions of businesses and investments are possible, changing the components of our assets and liabilities, and if unsuccessful or unfavorable, could reduce the value of the Company and its securities.
- We face numerous risks and uncertainties as we expand our business.
- Our business strategy includes acquisitions, and acquisitions entail numerous risks, including the risk of management diversion and increased costs and expenses, all of which could negatively affect the Company's ability to operate profitably.
- Strategic ventures may increase risks applicable to our operations.
- Rapid business expansions or new business initiatives may increase risk.
- Our policies and procedures may not be effective in ensuring compliance with applicable law.
- Compliance with the regulatory requirements imposed on us as a public company results in significant costs that may have an adverse effect on our results.
- Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.

Risks Related to Our Segment Operations

- The operating results of our segments may fluctuate, particularly our commercial aircraft, engines and parts segment.
- Our overnight air cargo segment is dependent on a significant customer.
- Our dry-lease agreements with FedEx subject us to operating risks.
- Because of our dependence on FedEx, we are subject to the risks that may affect FedEx's operations.
- A material reduction in the aircraft we fly for FedEx could materially adversely affect our business and results of operations.
- Sales of deicing equipment can be affected by weather conditions.
- We are affected by the risks faced by commercial aircraft operators and MRO companies because they are our customers.
- Our engine values and lease rates, which are dependent on the status of the types of aircraft on which engines are installed, and other factors, could decline.
- Upon termination of a lease, we may be unable to enter into new leases or sell the airframe, engine or its parts on acceptable terms.

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- Failures by lessees to meet their maintenance and recordkeeping obligations under our leases could adversely affect the value of our leased engines and aircraft which could affect our ability to re-lease the engines and aircraft in a timely manner following termination of the leases.
- We may experience losses and delays in connection with repossession of engines or aircraft when a lessee defaults.
- Our commercial aircraft, engines and parts segment and its customers operate in a highly regulated industry and changes in laws or regulations may adversely affect our ability to lease or sell our engines or aircraft.
- Our aircraft, engines and parts could cause damage resulting in liability claims.
- We have risks in managing our portfolio of aircraft and engines to meet customer needs.
- Liens on our engines or aircraft could exceed the value of such assets, which could negatively affect our ability to repossess, lease or sell a particular engine or aircraft.
- In certain countries, an engine affixed to an aircraft may become an addition to the aircraft and we may not be able to exercise our ownership rights over the engine.
- Higher or volatile fuel prices could affect the profitability of the aviation industry and our lessees' ability to meet their lease payment obligations to us.
- Interruptions in the capital markets could impair our lessees' ability to finance their operations, which could prevent the lessees from complying with payment obligations to us.
- Our lessees may fail to adequately insure our aircraft or engines which could subject us to additional costs.
- If our lessees fail to cooperate in returning our aircraft or engines following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.
- If our lessees fail to discharge aircraft liens for which they are responsible, we may be obligated to pay to discharge the liens.
- If our lessees encounter financial difficulties and we restructure or terminate our leases, we are likely to obtain less favorable lease terms.
- Withdrawal, suspension or revocation of governmental authorizations or approvals could negatively affect our business.
- We are exposed to foreign exchange rate fluctuations and, through our international operations, we may suffer losses as a result of adverse fluctuations in foreign currency exchange rates.

Risks Related to Rex

- We may not be able to successfully integrate Rex into our operations, including our financial reporting processes, which could adversely affect our business, results of operations, and financial condition.
- Rex operates in a highly regulated industry, and failure to comply with applicable laws and regulations could materially adversely affect our business.
- Rex's ability to return its Saab 340 fleet to service depends on the availability of engine overhaul capacity, parts, and skilled labor, and failure to achieve fleet reactivation milestones could result in non-compliance with the Rex Regional Commitments and adverse consequences under the Commonwealth Facilities.
- Rex derives an important portion of its revenues and network position from state government regulated route contracts and protected airport slots that are subject to periodic re-tender, renewal, or expiration, and the loss of these arrangements could adversely affect Rex's business.
- The Rex Acquisition involves risks related to voluntary administration proceedings in Australia and the DOCA structure, including uncertainties regarding liabilities, claims, obligations, and potential adverse impacts on customer and counterparty acceptance of Rex's business following the proceedings.
- The recognition of a bargain purchase gain could increase scrutiny by investors and regulators, and could lead to disputes regarding valuations and assumptions.
- A significant portion of Rex's revenues, expenses, assets, and liabilities may be denominated in Australian dollars, and fluctuations in exchange rates could adversely affect our reported results.
- We incurred and assumed significant obligations in connection with the Rex Acquisition, including obligations related to the Commonwealth Facility Agreement ("CFA") debt (the "CFA Debt"), and we may require additional liquidity to support Rex's operations.
- Rex's operating costs and revenues may be subject to volatility, and Rex may not be able to offset cost increases or revenue decreases through pricing or other measures.
- A substantial portion of Rex's workforce is represented by labor unions under Enterprise Agreements, and labor disputes, work stoppages, or unsuccessful negotiations of replacement agreements could disrupt Rex's operations and adversely affect our business and results of operations.
- Wage escalations and other cost-of-living adjustments under Rex's Enterprise Agreements could increase Rex's operating costs, and Rex may not be able to fully offset those increases through pricing or other measures.

Risks Related to Air T Funding

- The ranking of the Company's obligations under the Junior Subordinated Debentures and the Guarantee creates a risk that Air T Funding may not be able to pay amounts due to holders of the Trust Preferred Securities.
- The Company has the option to extend the Trust Preferred Securities interest payment period.

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- Tax event or investment company act redemption of the Trust Preferred Securities.
- The Company may cause the Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities.
- There are limitations on direct actions against the Company and on rights under the guarantee.
- The covenants in the Indenture are limited.
- Holders of the Trust Preferred Securities have limited voting rights.

RISKS RELATED TO THE COMPANY

General Business Risks

Market fluctuations may affect our operations.

Market fluctuations may affect our ability to obtain funds necessary for the operation of our businesses from current lenders or new borrowings. In addition, we may be unable to obtain financing on satisfactory terms, or at all. Market studies or demographics we have reviewed also may no longer be accurate or complete. The occurrence of any of the foregoing events or any other related matters could materially and adversely affect our business, financial condition, results of operation and the overall value of our assets.

Rising inflation and interest rates may result in increased costs of operations and negatively impact the credit and securities markets generally, which could have a material adverse effect on our results of operations and the market price of our Common Stock.

Inflation has accelerated in the U.S. and globally due in part to global supply chain issues, the increase in interest rates by the Federal Reserve, armed conflicts, a rise in energy prices, wage increases and strong consumer demand. An inflationary environment can increase our cost of labor, as well as our other operating costs, which may have a material adverse impact on our financial results. In addition, economic conditions could impact and reduce the number of customers who purchase our products or services as credit becomes more expensive or unavailable. Although interest rates have increased and may increase further, inflation may continue. Further, increased interest rates could have a negative effect on the securities markets generally which may, in turn, have a material adverse effect on the market price of our Common Stock and our ability to sell additional trust preferred securities.

We could experience significant increases in operating costs and reduced profitability due to competition for skilled management and staff employees in our operating businesses.

We compete with many other organizations for skilled management and staff employees, including organizations that operate in different market sectors than us. Costs to recruit and retain adequate personnel could adversely affect results of operations.

Legacy technology systems require a unique technical skillset which is becoming scarcer.

The Company deploys legacy technology systems in several significant business units. As technology continues to rapidly change, the available pool of individuals technically trained in and able to repair or perform maintenance on these legacy systems shrinks. As this scarcity increases, the Company's ability to efficiently and quickly repair its legacy systems becomes increasingly difficult, which could have a significant impact on the Company's day-to-day operations.

Security threats and other sophisticated computer intrusions could harm our information systems, which in turn could harm our business and financial results.

We utilize information systems and computer technology throughout our businesses. We store sensitive data and proprietary information on these systems. Threats to these systems, and the laws and regulations governing security of data, including personal data, on information systems and otherwise held by companies is evolving and adding layers of complexity in the form of new requirements and increasing costs of attempting to protect information systems and data and complying with new cybersecurity regulations. Information systems are subject to numerous and evolving cybersecurity threats and sophisticated computer crimes, which pose a risk to the stability and security of our information systems, computer technology, and businesses.

Global cybersecurity threats can range from uncoordinated individual attempts to gain unauthorized access to our information systems and computer technology to sophisticated and targeted measures known as advanced persistent threats and ransomware. The techniques used in these attacks change frequently and may be difficult to detect for periods of time and we may face difficulties in anticipating and implementing adequate preventative measures. A failure or breach in security could expose our company as well as our customers and suppliers to risks of misuse of information, compromising confidential

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information and technology, destruction of data, production disruptions, ransom payments, and other business risks which could damage our reputation, competitive position and financial results of our operations. Further, our technology resources may be strained due to an increase in the number of remote users. In addition, defending ourselves against these threats may increase costs or slow operational efficiencies of our business. If any of the foregoing were to occur, it could have a material adverse effect on our business and results of operations and financial condition.

Although we maintain cybersecurity liability insurance, our insurance may not cover potential claims or may not be adequate to indemnify us for any liability that may be incurred. Any imposition of liability or litigation costs that are not covered by insurance could harm our business.

We may not be able to insure certain risks adequately or economically.

We cannot be certain that we will be able to insure all risks that we desire to insure economically or that all of our insurers or reinsurers will be financially viable if we make a claim. If an uninsured loss or a loss in excess of insured limits should occur, or if we are required to pay a deductible for an insured loss, results of operations could be adversely affected.

Legal liability may harm our business.

Many aspects of our businesses involve substantial risks of liability, and, in the normal course of business, we have been named as a defendant or co-defendant in lawsuits involving primarily claims for damages. The risks associated with potential legal liabilities often may be difficult to assess or quantify and their existence and magnitude often remain unknown for substantial periods of time. The expansion of our businesses, including expansions into new products or markets, impose greater risks of liability. In addition, unauthorized or illegal acts of our employees could result in substantial liability. Substantial legal liability could have a material adverse financial effect or cause us significant reputational harm, which in turn could seriously harm our businesses and our prospects. Although our current assessment is that there is no pending litigation that could have a significant adverse impact, if our assessment proves to be in error, then the outcome of such litigation could have a significant impact on our consolidated financial statements.

Our business might suffer if we were to lose the services of certain key employees.

Our business operations depend upon our key employees, including our executive officers. Loss of any of these employees, particularly our Chief Executive Officer, could have a material adverse effect on our businesses as our key employees have knowledge of our businesses, the industries they operate in and customers that would be difficult to replace.

A pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate or that otherwise impacts our markets could adversely impact our business.

If a pandemic, epidemic or outbreak of an infectious disease, including new COVID-19 variants, or other public health crisis were to affect the areas in which we operate, our business, including our revenue, profitability and cash flows, could be adversely affected. Further, a pandemic, epidemic or outbreak of an infectious disease might adversely impact our businesses by causing temporary shutdowns or by causing staffing shortages. We may be unable to locate replacement supplies, and ongoing delays could require us to reduce business operations. Although we have disaster plans in place, the extent to which a public health crisis would impact our business is difficult to predict and will depend on many factors beyond our control, including the speed of contagion, the development and implementation of effective preventative measures and possible treatments, the scope of governmental and other restrictions on travel and other activity, and public reactions to these factors.

Changes to U.S. tariff and import/export regulations may have a negative effect on our suppliers and/or service providers and, in turn, could have a material adverse impact on our financial condition.

The U.S. has recently enacted and proposed to enact significant new tariffs. Additionally, President Trump has directed various federal agencies to further evaluate key aspects of U.S. trade policy and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the U.S. and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly impact the cost of our products and services, and other parts and supplies sourced internationally or impact the cost of service providers located outside of the U.S., which in turn could negatively impact us.

Risks Related to Our Structure and Financing/Liquidity Risks

Our holding company structure may increase risks related to our operations.

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Our business, financial condition and results of operations are dependent upon those of our individual businesses, and our aggregate investment in particular industries. We are a holding company with investments in businesses and assets in a number of industries. Our business, financial condition and results of operations are dependent upon our various businesses and investments and their management teams. Each of our businesses generally operate independently and in a decentralized manner. Additionally, in the ordinary course of business we guarantee the obligations of entities that we manage and/or invest in. Any material adverse change in one of our businesses, investments or management teams, or in a particular industry in which we operate or invest, may cause material adverse changes to our business, financial condition and results of operations. The more capital we devote to a particular investment or industry may increase the risk that such investment could significantly impact our financial condition and results of operations, possibly in a material adverse way.

A small number of stockholders has the ability to control the Company.

We have a very concentrated stockholder base. As of March 31, 2026, our two largest stockholders beneficially owned or had the ability to direct the voting of shares of our Common Stock representing approximately 67% of the outstanding shares. As a result, these stockholders have the power to determine the outcome of substantially all matters submitted to our stockholders for approval, including the election of our board of directors. In addition, future sales by these stockholders of substantial amounts of our Common Stock, or the potential for such sales, could adversely affect the prevailing market price of our securities.

Although we do not expect to rely on the "controlled company" exemption, we do qualify as a "controlled company" within the meaning of the Nasdaq listing standards, and we do qualify for exemptions from certain corporate governance requirements.

A "controlled company," as defined in the Nasdaq listing standards, is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. Controlled companies are not required to comply with certain Nasdaq listing standards relating to corporate governance, including:

- the requirement that a majority of its board of directors consist of independent directors;
- the requirement that its nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities; and
- the requirement that its compensation committee be composed entirely of independent directors with a written charter addressing the committee's purpose and responsibilities.

Nick Swenson, our President, Chief Executive Officer and Chairman of the Board, beneficially owns an aggregate of 1,352,938 shares of our Common Stock, which represents approximately 50.06% of the voting power of our outstanding Common Stock. Our President, CEO/Chairman owns a majority of the voting power for the election of our directors, and thus we would meet the definition of a "controlled company." As a result, these requirements would not apply to us as long as we remain a "controlled company."

Although we qualify as a "controlled company," we currently do not, and we do not expect to, rely on this exemption and we currently comply with, and we expect to continue to comply with, all relevant corporate governance requirements under the Nasdaq listing standards. However, if we were to utilize some or all of these exemptions, you may not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq listing standards that relate to corporate governance.

An increase in interest rates or in our borrowing margin would increase the cost of servicing our debt and could reduce our cash flow and negatively affect the results of our business operations.

A portion of our outstanding debt bears interest at floating rates. As a result, to the extent we have not hedged against rising interest rates, an increase in the applicable benchmark interest rates would increase the cost of servicing our debt and could materially and adversely affect our results of operations, financial condition, liquidity and cash flows. In addition, if we refinance our indebtedness or it matures and interest rates or our borrowing margins increase between the time an existing financing arrangement was consummated and the time such financing arrangement is refinanced or matures, the cost of servicing our debt would increase and our results of operations, financial condition, liquidity and cash flows could be materially and adversely affected.

Our inability to maintain sufficient liquidity could limit our operational flexibility and also impact our ability to make payments on our obligations as they come due.

In addition to being capital intensive and highly leveraged, our aircraft and engine business requires that we maintain sufficient liquidity to enable us to contribute the non-financed portion of engine and aircraft purchases as well as to service our payment obligations to our creditors as they become due, despite the fact that the timing and amounts of our revenues do not match the timing under our debt service obligations. Our restricted cash is unavailable for general corporate purposes. Accordingly, our

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ability to successfully execute our business strategy and maintain our operations depends on our ability to continue to maintain sufficient liquidity, cash and available credit under our credit facilities. Our liquidity could be adversely impacted if we are subjected to one or more of the following:

- a significant decline in revenues,
- a material increase in interest expense that is not matched by a corresponding increase in revenues,
- a significant increase in operating expenses,
- a reduction in our available credit under our credit facilities, or
- general economic or national events.

If we do not maintain sufficient liquidity, our ability to meet our payment obligations to creditors or to borrow additional funds could become impaired.

Future cash flows from operations or through financings may not be sufficient to enable the Company to meet its obligations.

Future cash flow of the Company's operations can fluctuate significantly. If future cash flows are not sufficient to permit the Company to meet its obligations, this would likely have a material adverse effect on the Company, its businesses, financial condition and results of operations. Additionally, credit market volatility may affect our ability to refinance our existing debt, borrow funds under our existing lines of credit or incur additional debt. There can be no assurance that the Company or its subsidiaries will continue to have access to their lines of credit if their financial performance does not satisfy the financial covenants set forth in the applicable financing agreements. If the Company or its subsidiaries do not meet certain of its financial covenants, and if they are unable to secure necessary waivers or other amendments from the respective lenders on terms acceptable to management and to renew or replace financing arrangements that mature during the current fiscal year, their ability to access available lines of credit could be limited, their debt obligations could be accelerated by the respective lenders and liquidity could be adversely affected.

The Company and/or its subsidiaries may be required to seek additional or alternative financing sources if the Company's or its subsidiaries' cash needs are significantly greater than anticipated or they do not materially meet their business plans, or there are unanticipated downturns in the markets for the Company's and its subsidiaries' products and services. Future disruption and volatility in credit market conditions could have a material adverse impact on the Company's ability, or that of its subsidiaries, to refinance debt when it comes due on terms similar to our current credit facilities, to draw upon existing lines of credit or to incur additional debt if needed. There can be no assurance therefore that such financing will be available or available on acceptable terms. The inability to generate sufficient cash flows from operations or through financings or disruptions in the credit markets could impair the Company's or its subsidiaries' liquidity and would likely have a material adverse effect on their businesses, financial condition and results of operations.

A large proportion of our capital is invested in physical assets and securities that can be hard to sell, especially if market conditions are poor.

Because our investment strategy can involve public company securities, we may be restricted in our ability to effect sales during certain time periods. A lack of liquidity could limit our ability to vary our portfolio or assets promptly in response to changing economic or investment conditions. Additionally, if financial or operating difficulties of other competitors result in distress sales, such sales could depress asset values in the markets in which we operate. The restrictions inherent in owning physical assets could reduce our ability to respond to changes in market conditions and could adversely affect the performance of our investments, our financial condition and results of operations. Because there is significant uncertainty in the valuation of, or in the stability of the value of illiquid or non-public investments, the fair values of such investments do not necessarily reflect the prices that would actually be obtained when such investments are realized.

To service our debt and meet our other cash needs, we will require a significant amount of cash, which may not be available.

Our ability to make payments on, or repay or refinance, our debt, will depend largely upon our future operating performance. Our future performance, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. In addition, our ability to borrow funds in the future to make payments on our debt will depend on our maintaining specified financial ratios and satisfying financial condition tests and other covenants in the agreements governing our debt. Our business may not generate sufficient cash flow from operations and future borrowings may not be available in amounts sufficient to pay our debt and to satisfy our other liquidity needs.

If our cash flows and capital resources are insufficient to fund our debt service obligations or meet covenant requirements, we may be forced to seek alternatives.

If we cannot meet our debt service or covenant obligations, we may be forced to reduce or delay investments and aircraft or engine purchases, sell assets, seek additional capital or restructure or refinance our indebtedness. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing

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of our debt could be at higher interest rates and might require us to comply with more onerous covenants, which could further restrict our business operations. The terms of our debt instruments may restrict us from adopting some of these alternatives. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations or to meet any aircraft or engine purchase commitments as they come due.

Despite our substantial indebtedness, we may incur significantly more debt, and cash may not be available to meet our financial obligations when due or enable us to capitalize on investment opportunities when they arise.

We employ debt and other forms of leverage in the ordinary course of business to enhance returns to our investors and finance our operations, and despite our current indebtedness levels, we expect to incur additional debt in the future to finance our operations, including purchasing aircraft and engines and meeting our contractual obligations as the agreements relating to our debt, including our junior subordinated debentures, indentures, term loan facilities, revolving credit facilities, and other financings do not entirely prohibit us from incurring additional debt. We also enter into financing commitments in the normal course of business, which we may be required to fund. If we are required to fund these commitments and are unable to do so, we could be liable for damages pursued against us or a loss of opportunity through default under contracts that are otherwise to our benefit could occur. We are therefore subject to the risks associated with debt financing and refinancing, including but not limited to the following: (i) our cash flow may be insufficient to meet required payments of principal and interest; (ii) payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses and dividends; (iii) if we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case; (iv) we may not be able to refinance indebtedness at maturity due to company and market factors such as the estimated cash flow produced by our assets, the value of our assets, liquidity in the debt markets, and/or financial, competitive, business and other factors; and (v) if we are able to refinance our indebtedness, the terms of a refinancing may not be as favorable as the original terms for such indebtedness. If we are unable to refinance our indebtedness on acceptable terms, or at all, we may need to utilize available liquidity, which would reduce our ability to pursue new investment opportunities, dispose of one or more of our assets on disadvantageous terms, or raise equity, causing dilution to existing stockholders.

Our current financing arrangements require compliance with financial and other covenants and a failure to comply with such covenants could adversely affect our ability to operate.

The terms of our various credit agreements and other financing documents require us to comply with a number of customary financial and other covenants, such as maintaining debt service coverage and leverage ratios and adequate insurance coverage. These covenants may limit our flexibility in conducting our operations and breaches of these covenants could result in defaults under the instruments governing the applicable indebtedness, even if we have satisfied and continue to satisfy our payment obligations. Regulatory and market changes may also result in higher borrowing costs and reduced access to credit.

Future acquisitions and dispositions of businesses and investments are possible, changing the components of our assets and liabilities, and if unsuccessful or unfavorable, could reduce the value of the Company and its securities.

Any future acquisitions or dispositions may result in significant changes in the composition of our assets and liabilities, as well as our business mix and prospects. Consequently, our financial condition, results of operations and the trading price of our securities may be affected by factors different from those affecting our financial condition, results of operations and trading price at the present time.

We face numerous risks and uncertainties as we expand our business.

We expect the growth and development of our business to come primarily from internal expansion and through acquisitions, investments, and strategic partnering. As we expand our business, there can be no assurance that financial controls, the level and knowledge of personnel, operational abilities, legal and compliance controls and other corporate support systems will be adequate to manage our business and growth. The ineffectiveness of any of these controls or systems could adversely affect our business and prospects. In addition, if we acquire new businesses and/or introduce new products, we face numerous risks and uncertainties concerning the integration of their controls and systems, including financial controls, accounting and data processing systems, management controls, other operations and adequate security. A failure to integrate these systems and controls, and even an inefficient integration of these systems and controls, could adversely affect our business and prospects.

Our business strategy includes acquisitions, and acquisitions entail numerous risks, including the risk of management diversion and increased costs and expenses, all of which could negatively affect the Company's ability to operate profitably.

Our business strategy includes, among other things, strategic and opportunistic acquisitions. This element of our strategy entails several risks, including, but not limited to the diversion of management's attention from other business concerns and the need to finance such acquisitions with additional equity and/or debt. In addition, once completed, acquisitions entail further risks, including: unanticipated costs and liabilities of the acquired businesses, including environmental liabilities, that could

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materially adversely affect our results of operations; difficulties in assimilating acquired businesses, preventing the expected benefits from the transaction from being realized or achieved within the anticipated time frame; negative effects on existing business relationships with suppliers and customers; and losing key employees of the acquired businesses. If our acquisition strategy is not successful or if acquisitions are not well integrated into our existing operations, the Company's operations and business results could be negatively affected.

Strategic ventures may increase risks applicable to our operations.

We may enter into strategic ventures that pose risks, including a lack of complete control over the enterprise, and other potential unforeseen risks, any of which could adversely impact our financial results. We may occasionally enter into strategic ventures or investments with third parties in order to take advantage of favorable financing opportunities, to share capital or operating risk, or to earn management fees. These strategic ventures and investments may subject us to various risks, including those arising from our possessing limited decision-making rights in the enterprise or over related aircraft. If we were unable to resolve a dispute with a strategic partner in such a venture that retains material managerial veto rights, we might reach an impasse which may lead to operational difficulties in the venture and increases costs or the liquidation of our investment at a time and in a manner that would result in our losing some or all of our original investment and/or the occurrence of other losses, which could adversely impact our financial results.

Rapid business expansions or new business initiatives may increase risk.

Certain business initiatives, including expansions of existing businesses such as the relatively recent expansion at our commercial aircraft, engines and parts segment and the establishment of an aircraft asset management business and an aircraft capital joint venture, may bring us into contact, directly or indirectly, with individuals and entities that are not within our traditional client and counterparty base and may expose us to new asset classes, new business plans and new markets. These business activities expose us to new and enhanced risks, greater regulatory scrutiny of these activities, increased credit-related, sovereign and operational risks, and reputational concerns regarding the manner in which these assets are being operated or held. There is no assurance that prior year activity and results will occur in future periods.

Our policies and procedures may not be effective in ensuring compliance with applicable law.

Our policies and procedures designed to ensure compliance with applicable laws may not be effective in all instances to prevent violations. We could become subject to various governmental investigations, audits and inquiries, both formal and informal. Such investigations, regardless of their outcome, could be costly, divert management attention, and damage our reputation. The unfavorable resolution of such investigations could result in criminal liability, fines, penalties or other monetary or non-monetary sanctions and could materially affect our business or results of operations.

Compliance with the regulatory requirements imposed on us as a public company results in significant costs that may have an adverse effect on our results.

As a public company, we are subject to various regulatory requirements including, but not limited to, compliance with the rules and regulations of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), including the Sarbanes-Oxley Act of 2002 and the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Compliance with these rules and regulations results in significant additional costs to us both directly, through increased audit and consulting fees, and indirectly, through the time required by our limited resources to address such regulations.

Deficiencies in our public company financial reporting and disclosures could adversely impact our reputation.

As we expand the size and scope of our business, there is a greater susceptibility that our financial reporting and other public disclosure documents may contain material misstatements and that the controls we maintain to attempt to ensure the complete accuracy of our public disclosures may fail to operate as intended. The occurrence of such events could adversely impact our reputation and financial condition. Management is responsible for establishing and maintaining adequate internal controls over financial reporting to give our stakeholders assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles ("GAAP"). However, the process for establishing and maintaining adequate internal controls over financial reporting has inherent limitations, including the possibility of human error. Our internal controls over financial reporting may not prevent or detect misstatements in our financial disclosures on a timely basis, or at all. Some of these processes may be new for certain subsidiaries in our structure, and in the case of acquisitions, may take time to be fully implemented. Our disclosure controls and procedures are designed to provide assurance that information required to be disclosed by us in reports filed or submitted under U.S. securities laws is recorded, processed, summarized and reported within the required time periods. Our policies and procedures governing disclosures may not ensure that all material information regarding us is disclosed in a proper and timely fashion or that we will be successful in preventing the disclosure of material information to a single person or a limited group of people before such information is generally disseminated.

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Risks Related to Our Segment Operations

<u>The operating results of our segments may fluctuate, particularly our commercial aircraft, engines and parts segment.</u>

The operating results of our segments have varied from period to period and comparisons to results for preceding periods may not be meaningful. Due to a number of factors, including the risks described in this section, our operating results may fluctuate. These fluctuations may also be caused by, among other things:

a. the economic health of the economy and the aviation industry in general;
b. FedEx's demand for the use of the services of our Air Cargo segment;
c. the timing and number of purchases and sales of engines or aircraft;
d. the timing and amount of maintenance reserve revenues recorded resulting from the termination of long-term leases, for which significant amounts of maintenance reserves may have accumulated;
e. the termination or announced termination of production of particular aircraft and engine types;
f. the retirement or announced retirement of particular aircraft models by aircraft operators;
g. the operating history of any particular engine, aircraft or engine or aircraft model;
h. the length of our operating leases; and
i. the timing of necessary overhauls of engines and aircraft.

These risks may reduce our operating segment's results including particularly our commercial aircraft, engines and parts segment. These risks may reduce the commercial aircraft, engines and parts segment's engine utilization rates, lease margins, maintenance reserve revenues and proceeds from engine sales, and result in higher legal, technical, maintenance, storage and insurance costs related to repossession and the cost of engines being off-lease. As a result of the foregoing and other factors, the availability of engines for lease or sale periodically experiences cycles of oversupply and undersupply of given engine models. The incidence of an oversupply of engines may produce substantial decreases in engine lease rates and the appraised and resale value of engines and may increase the time and costs incurred to lease or sell engines. We anticipate that supply fluctuations from period to period will continue in the future. As a result, comparisons to results from preceding periods may not be meaningful and results of prior periods should not be relied upon as an indication of our future performance.

<u>Our overnight air cargo segment is dependent on a significant customer.</u>

Our overnight air cargo business is significantly dependent on a contractual relationship with FedEx Corporation ("<u>FedEx</u>"), the loss of which would have a material adverse effect on our business, results of operations and financial position. In the fiscal year ended March 31, 2026, 35% of our consolidated operating revenues, and 93% of the operating revenues for our overnight air cargo segment, arose from services we provided to FedEx. While FedEx has been our customer since 1980 under similar terms, our current agreements may be terminated by FedEx upon 90 days' written notice and FedEx may at any time terminate the lease of any particular aircraft thereunder upon 10 days' written notice. In addition, FedEx may terminate the dry-lease agreement with MAC or CSA upon written notice if 60% or more of MAC or CSA's revenue (excluding revenues arising from reimbursement payments under the dry-lease agreement) is derived from the services performed by it pursuant to the respective dry-lease agreement, FedEx becomes its only customer, or either MAC or CSA employs less than six employees. As of the date of issuance of this report, FedEx would be permitted to terminate each of the dry-lease agreements under this provision. The loss of these contracts with FedEx would have a material adverse effect on our business, results of operations and financial position.

<u>Our dry-lease agreements with FedEx subject us to operating risks.</u>

Our dry-lease agreements with FedEx provide for the lease of specified aircraft by us in return for the payment of monthly rent with respect to each aircraft leased. The dry-lease agreements provide for the reimbursement by FedEx of our costs, without markup, incurred in connection with the operation of the leased aircraft for the following: fuel, landing fees, third-party maintenance, parts and certain other direct operating costs. Under the dry-lease agreements, certain operational costs incurred by us in operating the aircraft are not reimbursed by FedEx at cost, and such operational costs are borne solely by us. An increase in unreimbursed operational costs would negatively affect our results of operations.

<u>Because of our dependence on FedEx, we are subject to the risks that may affect FedEx's operations.</u>

We derive a significant portion of our revenue from business with FedEx. Accordingly, adverse developments affecting FedEx or its transportation network could adversely affect our business, results of operations, financial condition and cash flows. FedEx's periodic reports filed with the SEC, including its Annual Report on Form 10-K for the fiscal year ended May 31, 2025 and subsequent Quarterly Reports on Form 10-Q, describe risks relating to macroeconomic and geopolitical conditions, trade policies, fuel prices and availability, network and technology disruptions, labor and transportation regulation, competition, and

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weather or other disruptions affecting transportation infrastructure. If any of those risks adversely affect FedEx, our business with FedEx may also be adversely affected.

A material reduction in the aircraft we fly for FedEx could materially adversely affect our business and results of operations.

Under our agreements with FedEx, we are not guaranteed a number of aircraft or routes we are to fly and FedEx may reduce the number of aircraft we lease and operate upon 10 days' written notice. Our compensation under these agreements, including our administrative fees, depends on the number of aircraft leased to us by FedEx. Any material permanent reduction in the aircraft we operate could materially adversely affect our business and results of operations. A temporary reduction in any period could materially adversely affect our results of operations for that period.

Sales of deicing equipment can be affected by weather conditions.

Our ground support equipment segment's deicing equipment is used to deice commercial and military aircraft. The extent of deicing activity depends on the severity of winter weather. Mild winter weather conditions permit airports to use fewer deicing units, since less time is required to deice aircraft in mild weather conditions. As a result, airports may be able to extend the useful lives of their existing units, reducing the demand for new units.

We are affected by the risks faced by commercial aircraft operators and MRO companies because they are our customers.

Commercial aircraft operators are engaged in economically sensitive, highly cyclical and competitive businesses. We are a supplier to commercial aircraft operators and MROs. As a result, we are indirectly affected by all of the risks facing commercial aircraft operators and MROs, with such risks being largely beyond our control. Our results of operations depend, in part, on the financial strength of our customers and our customers' ability to compete effectively in the marketplace and manage their risks.

Our engine values and lease rates, which are dependent on the status of the types of aircraft on which engines are installed, and other factors, could decline.

The value of a particular model of engine depends heavily on the types of aircraft on which it may be installed and the available supply of such engines. Values of engines generally tend to be relatively stable so long as there is sufficient demand for the host aircraft. However, the value of an engine may begin to decline rapidly once the host aircraft begins to be retired from service and/or used for spare parts in significant numbers. Certain types of engines may be used in significant numbers by commercial aircraft operators that are currently experiencing financial difficulties. If such operators were to go into liquidation or similar proceedings, the resulting over-supply of engines from these operators could have an adverse effect on the demand for the affected engine types and the values of such engines.

Upon termination of a lease, we may be unable to enter into new leases or sell the airframe, engine or its parts on acceptable terms.

We directly or indirectly own the engines or aircraft that we lease or sell to customers and bear the risk of not recovering our entire investment through leasing and selling the engines or aircraft. Upon termination of a lease, we seek to enter a new lease or to sell or part-out the engine or aircraft. We also selectively sell engines on an opportunistic basis. We cannot give assurance that we will be able to find, in a timely manner, a lessee or a buyer for our engines or aircraft coming off-lease or for their associated parts. If we do find a lessee, we may not be able to obtain satisfactory lease rates and terms (including maintenance and redelivery conditions), and we cannot guarantee that the creditworthiness of any future lessee will be equal to or better than that of the existing lessees of our engines. Because the terms of engine leases may be less than 12 months, we may frequently need to remarket engines. We face the risk that we may not be able to keep our engines on lease consistently.

Failures by lessees to meet their maintenance and recordkeeping obligations under our leases could adversely affect the value of our leased engines and aircraft which could affect our ability to re-lease the engines and aircraft in a timely manner following termination of the leases.

The value and income producing potential of an engine or aircraft depends heavily on it being maintained in accordance with an approved maintenance system and complying with all applicable governmental directives and manufacturer requirements. In addition, for an engine or aircraft to be available for service, all records, logs, licenses and documentation relating to maintenance and operations of the engine or aircraft must be maintained in accordance with governmental and manufacturer specifications. Under our leases, our lessees are primarily responsible for maintaining our aircraft and engines and complying with all governmental requirements applicable to the lessee and the aircraft and engines, including operational, maintenance, government agency oversight, registration requirements and airworthiness directives. However, over time, certain lessees have experienced, and may experience in the future, difficulties in meeting their maintenance and recordkeeping obligations as

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specified by the terms of our leases. Failure by our lessees to maintain our assets in accordance with requirements could negatively affect the value and desirability of our assets and expose us to increased maintenance costs that may not be sufficiently covered by supplemental maintenance rents paid by such lessees.

Our ability to determine the condition of the engines or aircraft and whether the lessees are properly maintaining our assets is generally limited to the lessees' reporting of monthly usage and any maintenance performed, confirmed by periodic inspections performed by us and third parties. A lessee's failure to meet its maintenance or recordkeeping obligations under a lease could result in:

- a grounding of the related engine or aircraft;
- a repossession that would likely cause us to incur additional and potentially substantial expenditures in restoring the engine or aircraft to an acceptable maintenance condition;
- a need to incur additional costs and devote resources to recreate the records prior to the sale or lease of the engine or aircraft;
- a decline in the market value of the aircraft or engine resulting in lower revenues upon a subsequent lease or sale;
- loss of lease revenue while we perform refurbishments or repairs and recreate records; and
- a lower lease rate and/or shorter lease term under a new lease entered into by us following repossession of the engine or aircraft.

Any of these events may adversely affect the value of the engine, unless and until remedied, and reduce our revenues and increase our expenses. If an engine is damaged during a lease and we are unable to recover from the lessee or through insurance, we may incur a loss.

We may experience losses and delays in connection with repossession of engines or aircraft when a lessee defaults.

We may not be able to repossess an engine or aircraft when the lessee defaults, and even if we are able to repossess the engine or aircraft, we may have to expend significant funds in the repossession, remarketing and leasing of the asset. When a lessee defaults and such default is not cured in a timely manner, we typically seek to terminate the lease and repossess the engine or aircraft. If a defaulting lessee contests the termination and repossession or is under court protection, enforcement of our rights under the lease may be difficult, expensive and time-consuming. We may not realize any practical benefits from our legal rights and we may need to obtain consents to export the engine or aircraft. As a result, the relevant asset may be off-lease or not producing revenue for a prolonged period of time. In addition, we will incur direct costs associated with repossessing our engine or aircraft, including, but not limited to, legal and similar costs, the direct costs of transporting, storing and insuring the engine or aircraft, and costs associated with necessary maintenance and recordkeeping to make the asset available for lease or sale. During this time, we will realize no revenue from the leased engine or aircraft, and we will continue to be obligated to pay any debt financing associated with the asset. If an engine is installed on an airframe, the airframe may be owned by an aircraft lessor or other third party. Our ability to recover engines installed on airframes may depend on the cooperation of the airframe owner.

Our commercial aircraft, engines and parts segment and its customers operate in a highly regulated industry and changes in laws or regulations may adversely affect our ability to lease or sell our engines or aircraft.

Certain of the laws and regulations applicable to our business, include:

Licenses and consents. A number of our leases require specific governmental or regulatory licenses, consents or approvals. These include consents for certain payments under the leases and for the export, import or re-export of our engines or aircraft. Consents needed in connection with future leasing or sale of our engines or aircraft may not be received timely or have economically feasible terms. Any of these events could adversely affect our ability to lease or sell engines or aircraft.

Export/import regulations. The U.S. Department of Commerce (the "Commerce Department") regulates exports. We are subject to the Commerce Department's and the U.S. Department of State's regulations with respect to the lease and sale of engines and aircraft to foreign entities and the export of related parts. These Departments may, in some cases, require us to obtain export licenses for engines exported to foreign countries. The U.S. Department of Homeland Security, through the U.S. Customs and Border Protection, enforces regulations related to the import of engines and aircraft into the U.S. for maintenance or lease and imports of parts for installation on our engines and aircraft.

Restriction Lists. We are prohibited from doing business with persons designated by the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") on its "Specially Designated Nationals List," and must monitor our operations and existing and potential lessees and other counterparties for compliance with OFAC's rules. Similarly, sanctions issued by the United Nations, the U.S. government, the European Union or other foreign governments could prohibit or restrict us from doing business in certain countries or with certain persons. As a result, we must monitor our operations and existing and potential lessees and other counterparties for compliance with such sanctions.

Anti-corruption Laws. As a U.S. corporation with international operations, we are required to comply with a number of U.S. and international laws and regulations which combat corruption. For example, the U.S. Foreign Corrupt Practices Act (the

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"FCPA") and similar world-wide anti-bribery laws generally prohibit improper payments to foreign officials for the purpose of influencing any official act or decision or securing any improper advantage. The scope and enforcement of such anti-corruption laws and regulations may vary. Although our policies expressly mandate compliance with the FCPA and similarly applicable laws, there can be no assurance that none of our employees or agents will take any action in violation of our policies. Violations of such laws or regulations could result in substantial civil or criminal fines or penalties. Actual or alleged violations could also damage our reputation, be expensive to defend, and impair our ability to do business.

Civil aviation regulation. Users of engines and aircraft are subject to general civil aviation authorities, including the FAA and the EASA, who regulate the maintenance of engines and issue airworthiness directives. Airworthiness directives typically set forth special maintenance actions or modifications to certain engine and aircraft types or a series of specific engines that must be implemented for the engine or aircraft to remain in service. Also, airworthiness directives may require the lessee to make more frequent inspections of an engine, aircraft or particular engine parts. Each lessee of an engine or aircraft generally is responsible for complying with all airworthiness directives. However, if the engine or aircraft is off lease, we may be forced to bear the cost of compliance with such airworthiness directives. Additionally, even if the engine or aircraft is leased, subject to the terms of the lease, if any, we may still be forced to share the cost of compliance.

Our aircraft, engines and parts could cause damage resulting in liability claims.

Our aircraft, engines or parts could cause bodily injury or property damage, exposing us to liability claims. Our leases require our lessees to indemnify us against these claims and to carry insurance customary in the air transportation industry, including general liability and property insurance at agreed upon levels. However, we cannot guarantee that one or more catastrophic events will not exceed insurance coverage limits or that lessees' insurance will cover all claims that may be asserted against us. Any insurance coverage deficiency or default by lessees under their indemnification or insurance obligations may reduce our recovery of losses upon an event of loss.

We have risks in managing our portfolio of aircraft and engines to meet customer needs.

The relatively long-life cycles of aircraft and jet engines can be shortened by world events, government regulation or customer preferences. We seek to manage these risks by trying to anticipate demand for particular engine and aircraft types, maintaining a portfolio mix of engines that we believe is diversified, has long-term value and will be sought by lessees in the global market for jet engines, and by selling engines and aircraft that we expect will not experience obsolescence or declining usefulness in the foreseeable future. There is no assurance that the engine and aircraft types owned or acquired by us will meet customer demand.

Liens on our engines or aircraft could exceed the value of such assets, which could negatively affect our ability to repossess, lease or sell a particular engine or aircraft.

Liens that secure the payment of repairers' charges or other liens may, depending on the jurisdiction, attach to engines and aircraft. Engines also may be installed on airframes to which liens unrelated to the engines have attached. These liens may secure substantial sums that may, in certain jurisdictions or for certain types of liens, exceed the value of the particular engine or aircraft to which the liens have attached. In some jurisdictions, a lien may give the holder the right to detain or, in limited cases, sell or cause the forfeiture of the engine or aircraft. Such liens may have priority over our interest as well as our creditors' interest in the engines or aircraft. These liens and lien holders could impair our ability to repossess and lease or sell the engines or aircraft. We cannot give assurance that our lessees will comply with their obligations to discharge third-party liens on our assets. If they do not, we may, in the future, find it necessary to pay the claims secured by such liens to repossess such assets.

In certain countries, an engine affixed to an aircraft may become an addition to the aircraft and we may not be able to exercise our ownership rights over the engine.

In certain jurisdictions, an engine affixed to an aircraft may become an addition to the aircraft such that the ownership rights of the owner of the aircraft supersede the ownership rights of the owner of the engine. If an aircraft is security for the owner's obligations to a third-party, the security interest in the aircraft may supersede our rights as owner of the engine. Such a security interest could limit our ability to repossess an engine located in such a jurisdiction in the event of a lessee bankruptcy or lease default. We may suffer a loss if we are not able to repossess engines leased to lessees in these jurisdictions.

Higher or volatile fuel prices could affect the profitability of the aviation industry and our lessees' ability to meet their lease payment obligations to us.

Historically, fuel prices have fluctuated widely depending primarily on international market conditions, geopolitical and environmental factors and events and currency exchange rates. Natural and other disasters can also significantly affect fuel availability and prices. The cost of fuel represents a major expense to airlines that is not within their control, and significant increases in fuel costs or hedges that inaccurately assess the direction of fuel costs can materially and adversely affect their

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operating results. Due to the competitive nature of the aviation industry, operators may be unable to pass on increases in fuel prices to their customers by increasing fares in a manner that fully offsets the increased fuel costs they may incur. In addition, they may not be able to manage this risk by appropriately hedging their exposure to fuel price fluctuations. The profitability and liquidity of those airlines that do hedge their fuel costs can also be adversely affected by swift movements in fuel prices if such airlines are required to post cash collateral under hedge agreements. Therefore, if for any reason fuel prices return to historically high levels or show significant volatility, our lessees are likely to incur higher costs or generate lower revenues, which may affect their ability to meet their obligations to us.

Interruptions in the capital markets could impair our lessees' ability to finance their operations, which could prevent the lessees from complying with payment obligations to us.

The global financial markets can be highly volatile and the availability of credit from financial markets and financial institutions can vary substantially depending on developments in the global financial markets. Our lessees depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable, or available only on unfavorable terms, and to the extent financial markets do not provide equity financing as an alternative, our lessees' operations and operating results may be materially and adversely affected and they may not comply with their respective payment obligations to us.

Our lessees may fail to adequately insure our aircraft or engines which could subject us to additional costs.

While an aircraft or engine is on lease, we do not directly control its operation. Nevertheless, because we hold title to the aircraft or engine, we could, in certain jurisdictions, be held liable for losses resulting from its operation. At a minimum, we may be required to expend resources in our defense. We require our lessees to obtain specified levels of insurance and indemnify us for, and insure against, such operational liabilities. However, some lessees may fail to maintain adequate insurance coverage during a lease term, which, although constituting a breach of the lease, would require us to take some corrective action, such as terminating the lease or securing insurance for the aircraft or engines. Therefore, our lessees' insurance coverage may not be sufficient to cover all claims that could be asserted against us arising from the operation of our aircraft or engines. Inadequate insurance coverage or default by lessees in fulfilling their indemnification or insurance obligations to us will reduce the insurance proceeds that we would otherwise be entitled to receive in the event we are sued and are required to make payments to claimants. Moreover, our lessees' insurance coverage is dependent on the financial condition of insurance companies and their ability to pay claims. A reduction in insurance proceeds otherwise payable to us as a result of any of these factors could materially and adversely affect our financial results.

If our lessees fail to cooperate in returning our aircraft or engines following lease terminations, we may encounter obstacles and are likely to incur significant costs and expenses conducting repossessions.

Our legal rights and the relative difficulty of repossession vary significantly depending on the jurisdiction in which an aircraft or engines are located. We may need to obtain a court order or consents for de-registration or re-export, a process that can differ substantially from country to country. When a defaulting lessee is in bankruptcy, protective administration, insolvency or similar proceedings, additional limitations may also apply. For example, certain jurisdictions give rights to the trustee in bankruptcy or a similar officer to assume or reject the lease, to assign it to a third party, or to entitle the lessee or another third party to retain possession of the aircraft or engines without paying lease rentals or performing all or some of the obligations under the relevant lease. Certain of our lessees may be partially or wholly-owned by government-related entities, which can further complicate our efforts to repossess our aircraft or engines in that government's jurisdiction. If we encounter any of these difficulties, we may be delayed in, or prevented from, enforcing certain of our rights under a lease and in re-leasing the affected aircraft or engines.

When conducting a repossession, we are likely to incur significant costs and expenses that are unlikely to be recouped. These include legal and other expenses related to legal proceedings, including the cost of posting security bonds or letters of credit necessary to effect repossession of the aircraft or engines, particularly if the lessee is contesting the proceedings or is in bankruptcy. We must absorb the cost of lost revenue for the time the aircraft or engines are off-lease. We may incur substantial maintenance, refurbishment or repair costs that a defaulting lessee has failed to pay and are necessary to put the aircraft or engines in suitable condition for re-lease or sale. We may also incur significant costs in retrieving or recreating aircraft records required for registration of the aircraft and in obtaining the certificate of airworthiness for an aircraft. It may be necessary to pay to discharge liens or pay taxes and other governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively, including, in some cases, liens that the lessee may have incurred in connection with the operation of its other aircraft. We may also incur other costs in connection with the physical possession of the aircraft or engines.

If our lessees fail to discharge aircraft liens for which they are responsible, we may be obligated to pay to discharge the liens.

In the normal course of their businesses, our lessees are likely to incur aircraft and engine liens that secure the payment of airport fees and taxes, custom duties, Eurocontrol and other air navigation charges, landing charges, crew wages, and other liens

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that may attach to our aircraft. Aircraft may also be subject to mechanic's liens as a result of routine maintenance performed by third parties on behalf of our customers. Some of these liens can secure substantial sums, and if they attach to entire fleets of aircraft, as permitted for certain kinds of liens, they may exceed the value of the aircraft itself. Although the financial obligations relating to these liens are the contractual responsibility of our lessees, if they fail to fulfill their obligations, the liens may ultimately become our financial responsibility. Until they are discharged, these liens could impair our ability to repossess, re-lease or sell our aircraft or engines. In some jurisdictions, aircraft and engine liens may give the holder thereof the right to detain or, in limited cases, sell or cause the forfeiture of the aircraft. If we are obliged to pay a large amount to discharge a lien, or if we are unable to take possession of our aircraft subject to a lien in a timely and cost-effective manner, it could materially and adversely affect our financial results.

If our lessees encounter financial difficulties and we restructure or terminate our leases, we are likely to obtain less favorable lease terms.

If a lessee delays, reduces, or fails to make rental payments when due, or has advised us that it will do so in the future, we may elect or be required to restructure or terminate the lease. A restructured lease will likely contain terms that are less favorable to us. If we are unable to agree on a restructuring and we terminate the lease, we may not receive all or any payments still outstanding, and we may be unable to re-lease the aircraft or engines promptly and at favorable rates, if at all.

Withdrawal, suspension or revocation of governmental authorizations or approvals could negatively affect our business.

We are subject to governmental regulation and our failure to comply with these regulations could cause the government to withdraw or revoke our authorizations and approvals to do business and could subject us to penalties and sanctions that could harm our business. Governmental agencies throughout the world, including the FAA, highly regulate the manufacture, repair and operation of aircraft operated in the U.S. and equivalent regulatory agencies in other countries, such as the EASA in Europe, regulate aircraft operated in those countries. With the aircraft, engines and related parts that we purchase, lease and sell to our customers, we include documentation certifying that each part complies with applicable regulatory requirements and meets applicable standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. With respect to a particular engine or engine component, we utilize FAA and/or EASA certified repair stations to repair and certify engines and components to ensure marketability. The revocation or suspension of any of our material authorizations or approvals would have an adverse effect on our business, financial condition and results of operations. New and more stringent government regulations, if enacted, could have an adverse effect on our business, financial condition and results of operations. In addition, certain product sales to foreign countries require approval or licensing from the U.S. government. Denial of export licenses could reduce our sales to those countries and could have a material adverse effect on our business.

Risks Related to Environmental, Social, and Governance Issues

Climate change, related legislative and regulatory responses to climate change, and the transition to a lower carbon economy may adversely affect our business.

There is increasing concern that a gradual rise in global average temperatures due to increased concentration of carbon dioxide and other greenhouse gases in the atmosphere will cause significant changes in weather patterns around the globe, an increase in the frequency, severity, and duration of extreme weather conditions and natural disasters, and water scarcity and poor water quality. These events could also compound adverse economic conditions. To the extent that significant changes in the climate occur in areas where our businesses are located or operate, we may experience extreme weather and/or changes in precipitation and temperature, all of which may result in physical damage to, or a decrease in demand for, our properties located in these areas or affected by these conditions and could negatively impact our operations. In addition, changes in federal, state, and local legislation and regulation based on concerns about climate change, including regulations aimed at limiting greenhouse gas emissions and the implementation of "green" building codes, could result in increased capital expenditures without a corresponding increase in revenue. Any assessment of the potential impact of future climate change legislation, regulations, or industry standards, as well as any international treaties and accords, is uncertain given the wide scope of potential regulatory change.

We are subject to risks from natural disasters such as earthquakes and severe weather (the frequency and severity of which may be impacted by climate change), which may include more frequent or severe storms, extreme temperatures and ambient temperature increases, hurricanes, flooding, rising sea levels, shortages of water, droughts and wildfires, any of which could have a material adverse effect on our business, results of operations, and financial condition.

Natural disasters, severe weather such as earthquakes, tornadoes, wind, or floods, and wildfires may result in significant damage to our properties or disruption of our operations. The extent of casualty losses and loss of income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. Additional

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consequences of severe weather could include increased insurance premiums and deductibles or a decrease in the availability of coverage.

Environmentally hazardous conditions could potentially adversely affect us.

Under various federal, state, and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources, or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell or lease the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. The cost of defending against environmental claims, of compliance with environmental regulatory requirements, or of remediating any contaminated property could materially and adversely affect us.

We are subject to increasing scrutiny from investors and others regarding our environmental, social, governance, or sustainability responsibilities, which could result in additional costs or risks and adversely impact our reputation, employee retention, and ability to raise capital from investors.

Investor advocacy groups, certain institutional investors, investment funds, other market participants, and stakeholders have focused on the Environmental, Social and Governance ("ESG" or "sustainability") practices of companies, including those associated with climate change. These parties have placed increased importance on the implications of the social cost of their investments. If our ESG practices do not meet investor or other industry stakeholder expectations and standards, which continue to evolve, our reputation and employee retention may be negatively impacted based on an assessment of our ESG practices. Any sustainability disclosures we make may include our policies and practices on a variety of social and ethical matters, including corporate governance, environmental compliance, associate health and safety practices, human capital management, product quality, supply chain management, and workforce inclusion and diversity. It is possible that stakeholders may not be satisfied with our ESG practices or the speed of their adoption. We could also incur additional costs and require additional resources to monitor, report, and comply with various ESG practices. In addition, investors may decide to refrain from investing in us as a result of their assessment of our approach to and consideration of the ESG factors.

Risks Related to Air T Funding

The ranking of the Company's obligations under the Junior Subordinated Debentures and the guarantee creates a risk that Air T Funding may not be able to pay amounts due to holders of the Trust Preferred Securities.

The ability of Air T Funding to pay amounts due to holders of the Trust Preferred Securities is solely dependent upon the Company making payments on the Junior Subordinated Debentures as and when required. All obligations of the Company under the Guarantee, the Junior Subordinated Debentures and other documents are unsecured and rank subordinate and junior in right of payment to all current and future Senior and Subordinated Debt, the amount of which is unlimited. As of March 31, 2026, the aggregate outstanding Senior and Subordinated Debt of the Company was approximately $38.7 million. None of the Indenture, the Guarantee or the Trust Agreement places any limitation on the amount of secured or unsecured debt, including Senior and Subordinated Debt that may be incurred by the Company or its subsidiaries. Further, there is no limitation on the Company's ability to issue additional Junior Subordinated Debentures in connection with any further offerings of Trust Preferred Securities, and such additional debentures would rank pari passu with the Junior Subordinated Debentures. Furthermore, payment of amounts due on the Junior Subordinated Debentures could adversely affect the Company's cash flow and liquidity and financial condition.

The Company's option to extend the interest payment period could delay interest payments on the Trust Preferred Securities.

So long as no Debenture Event of Default (as defined herein) has occurred and is continuing, at any time on or after, June 7, 2024, the Company has the right under the Indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each Extension Period, provided that no Extension Period may extend beyond the Stated Maturity of the Junior Subordinated Debentures. As a consequence of any such deferral, quarterly Distributions on the Trust Preferred Securities by Air T Funding will be deferred (and the amount of Distributions to which holders of the Trust Preferred Securities are entitled will accumulate additional amounts thereon at the rate of 8% per annum, compounded quarterly, from the relevant payment date for such Distributions, to

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the extent permitted by applicable law) during any such Extension Period. During any such Extension Period, the Company will be prohibited from making certain payments or distributions with respect to the Company's capital stock (including dividends on or redemptions of common or preferred stock) and from making certain payments with respect to any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures; however, the Company will NOT be restricted from (a) paying dividends or distributions in Common Stock of the Company, (b) redeeming rights or taking certain other actions under a stockholders' rights plan, (c) making payments under the Guarantee or (d) making purchases of Common Stock generally or related to the issuance of Common Stock or rights under any of the Company's benefit plans for its directors, officers or employees. Further, during an Extension Period, the Company would have the ability to continue to make payments on Senior and Subordinated Debt. As of March 31, 2026, the aggregate outstanding Senior and Subordinated Debt of the Company was approximately $38.7 million. Prior to the termination of any Extension Period, the Company may further extend such Extension Period provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or to extend beyond the Stated Maturity. Upon the termination of any Extension Period and the payment of all interest then accrued and unpaid (together with interest thereon at the annual rate of 8%, compounded quarterly, to the extent permitted by applicable law), the Company may elect to begin a new Extension Period subject to the above requirements. There is no limitation on the number of times that the Company may elect to begin an Extension Period.

Tax event redemption or investment company act redemption

Upon the occurrence and during the continuation of a Tax Event or an Investment Company Event, the Company has the right to redeem the Junior Subordinated Debentures in whole (but not in part) at 100% of the principal amount together with accrued but unpaid interest to the date fixed for redemption within 90 days following the occurrence of such Tax Event or Investment Company Event and therefore cause a mandatory redemption of the Trust Preferred Securities.

A "Tax Event" means the receipt by the Company and Air T Funding of an opinion of counsel experienced in such matters to the effect that, as a result of any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the U.S. or any political subdivision or taxing authority thereof or therein, or as a result of any official administrative pronouncement or judicial decision interpreting or applying such laws or regulations, which amendment or change is effective or such pronouncement or decision is announced on or after the original issuance of the Trust Preferred Securities, there is more than an insubstantial risk that (i) Air T Funding is, or will be within 90 days of the date of such opinion, subject to U.S. federal income tax with respect to income received or accrued on the Junior Subordinated Debentures, (ii) interest payable by the Company on the Junior Subordinated Debentures is not, or within 90 days of such opinion, will not be, deductible by the Company, in whole or in part, for U.S. federal income tax purposes, or (iii) Air T Funding is, or will be within 90 days of the date of the opinion, subject to more than a de minimis amount of other taxes, duties or other governmental charges.

An "Investment Company Event" means the receipt by the Company and Air T Funding of an opinion of counsel experienced in such matters to the effect that, as a result of any change in law or regulation or a change in interpretation or application of law or regulation by any legislative body, court, governmental agency or regulatory authority, Air T Funding is or will be considered an "investment company" that is required to be registered under the Investment Company Act, which change becomes effective on or after the original issuance of the Trust Preferred Securities.

The Company may cause the Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities.

The Company has the right at any time to terminate Air T Funding and cause the Junior Subordinated Debentures to be distributed to the holders of the Trust Preferred Securities in liquidation of Air T Funding. Because holders of the Trust Preferred Securities may receive Junior Subordinated Debentures in liquidation of Air T Funding and because Distributions are otherwise limited to payments on the Junior Subordinated Debentures, prospective purchasers of the Trust Preferred Securities are also making an investment decision with regard to the Junior Subordinated Debentures.

There are limitations on direct actions against the Company and on rights under the guarantee.

Under the Guarantee, the Company guarantees the payment of distributions by Air T Funding and payments on liquidation of or redemption of the Trust Preferred Securities (subordinate to the right to payment of Senior and Subordinated Debt of the Company) to the extent of funds held by Air T Funding. If Air T Funding has insufficient funds to pay distributions on the Trust Preferred Securities (i.e., if the Company has failed to make required payments under the Junior Subordinated Debentures), a holder of the Trust Preferred Securities would have the right to institute a legal proceeding directly against the Company for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debentures having a principal amount equal to the aggregate Liquidation Amount of the Trust Preferred Securities of such holder (a "Direct Action"). Except as described herein, holders of the Trust Preferred Securities will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debentures or assert directly any other rights in respect of the Junior Subordinated Debentures.

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Under the Guarantee, Delaware Trust Company will act as indenture trustee (the "Guarantee Trustee"). The holders of not less than a majority in aggregate Liquidation Amount of the Trust Preferred Securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Guarantee Trustee in respect of the Guarantee or to direct the exercise of any trust power conferred upon the Guarantee Trustee under the Guarantee Agreement. Any holder of the Trust Preferred Securities may institute a legal proceeding directly against the Company to enforce its rights under the Guarantee without first instituting a legal proceeding against Air T Funding, the Guarantee Trustee or any other person or entity. The Trust Agreement provides that each holder of the Trust Preferred Securities by acceptance thereof agrees to the provisions of the Guarantee Agreement and the Indenture.

The covenants in the Indenture are limited.

The covenants in the Indenture are limited, and there are no covenants relating to the Company in the Trust Agreement. As a result, neither the Indenture nor the Trust Agreement protects holders of Junior Subordinated Debentures, or Trust Preferred Securities, respectively, in the event of a material adverse change in the Company's financial condition or results of operations or limits the ability of the Company or any subsidiary to incur additional indebtedness. Therefore, the provisions of these governing instruments should not be considered a significant factor in evaluating whether the Company will be able to comply with its obligations under the Junior Subordinated Debentures or the Guarantee.

Holders of the Trust Preferred Securities will generally have limited voting rights.

Holders of the Trust Preferred Securities will generally have limited voting rights relating only to the modification of the Trust Preferred Securities and certain other matters described herein. In the event that (i) there is a Debenture Event of Default (as defined herein) with respect to the Junior Subordinated Debentures (see "Description of the Junior Subordinated Debentures -- Events of Default"), (ii) the Property Trustee fails to pay any distribution on the Trust Preferred Securities for 30 days (subject to deferral of distributions), (iii) the Property Trustee fails to pay the redemption price on the Trust Preferred Securities when due upon redemption, (iv) the Property Trustee fails to observe a covenant in the Trust Agreement for the Trust Preferred Securities for 60 days after receiving a Notice of Default, or (v) the Property Trustee is declared bankrupt or insolvent and not replaced by the Company within 60 days, the holders of a majority of the outstanding Trust Preferred Securities will be able to remove the Property Trustee and the Indenture Trustee (but not the Administrative Trustees who may only be removed by the Company as holder of the Trust's common securities).

Risks Related to Rex

We may not be able to successfully integrate Rex into our operations, including our financial reporting processes, which could adversely affect our business, results of operations, and financial condition.

During the quarter ended December 31, 2025, Air T Rex completed the Acquisition of Rex. Integrating Rex into the Company involves substantial risks, including, among others: integrating financial reporting processes, policies, and internal controls; implementing consistent accounting policies and reporting timelines; integrating information technology systems; retaining key personnel; and coordinating governance, compliance, and risk management across jurisdictions. Integration activities are complex and may require significant management attention and additional costs. If we are unable to integrate Rex effectively or within anticipated timeframes, our results of operations, cash flows, and ability to timely produce accurate financial statements could be adversely affected.

Rex operates in a highly regulated industry, and failure to comply with applicable laws and regulations could materially adversely affect our business.

Rex's operations are subject to extensive regulation and oversight, including requirements relating to safety, maintenance, training, operational performance, and consumer and other regulatory compliance. Compliance failures, safety incidents, adverse regulatory findings, operational restrictions, reputational harm, or other disruptions could result in fines, penalties, increased costs, reduced demand, and limitations on Rex's operations, any of which could materially adversely affect our business and results of operations.

Rex's ability to return its Saab 340 fleet to service depends on the availability of engine overhaul capacity, parts, and skilled labor, and failure to achieve fleet reactivation milestones could result in non-compliance with the Rex Regional Commitments and adverse consequences under the Commonwealth Facilities.

A significant portion of Rex's owned Saab 340 fleet was out of service at the time of the Acquisition pending heavy maintenance and engine overhauls, and Rex's operating plan depends on returning aircraft to service on an anticipated schedule. The fleet reactivation program requires, among other things, the timely availability of engine maintenance, repair and overhaul capacity from third-party providers, serviceable engines and parts, and licensed aircraft maintenance engineers, pilots, and other

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skilled personnel, each of which is in limited supply and subject to intense competition from larger carriers. Unscheduled engine removals and other unplanned maintenance events can reduce the number of aircraft in service at any given time. In addition, the Saab 340 is no longer in production, which may constrain the long-term availability of parts, engines, and third-party support for Rex's fleet. Under the Rex Regional Commitments associated with the Commonwealth Facilities, Rex has committed, on a commercially reasonable best-efforts basis, to operate minimum numbers of Saab 340 aircraft in accordance with an agreed schedule that increases over time and to maintain minimum weekly service levels on certain routes on which Rex is the sole operator. If Rex fails to maintain compliance with the Rex Regional Commitments and a resulting event of default occurs, interest would accrue on the Commonwealth Term Loan at 2.00% per annum, the interest rate under the New Facility Agreement would increase by 2.00% per annum during the period of non-compliance, and the Commonwealth could exercise remedies under the Commonwealth Facilities and related security arrangements, which are secured by security interests over substantially all of the assets of the Rex group. Any of these outcomes could materially adversely affect our business, financial condition, results of operations, and cash flows.

Rex derives an important portion of its revenues and network position from state government regulated route contracts and protected airport slots that are subject to periodic re-tender, renewal, or expiration, and the loss of these arrangements could adversely affect Rex's business.

Rex operates six regulated routes in Queensland under contracts with the Queensland Department of Transport and Main Roads that expire on December 31, 2026, subject to extension options exercisable by the State, and three regulated routes in Western Australia under a deed of agreement that expires on June 30, 2028. These contracts are awarded through periodic competitive tenders, and certain of them carry government subsidy payments. There can be no assurance that Rex will retain these contracts upon re-tender or that any renewed contracts will be on terms as favorable as existing terms. In addition, Rex's retention of certain slots at Sydney Airport used for regional services has been supported by ministerial directions to the Sydney Airport slot manager; if these protections lapse and Rex is unable to satisfy applicable slot usage requirements while portions of its fleet remain out of service, Rex could lose slots that are important to its network. The loss of regulated route contracts, reductions in government subsidies, or the loss of protected slots could materially adversely affect Rex's revenues and results of operations and its ability to comply with the Rex Regional Commitments.

The Rex Acquisition involves risks related to voluntary administration proceedings in Australia and the DOCA structure, including uncertainties regarding liabilities, claims, obligations, and potential adverse impacts on customer and counterparty acceptance of Rex's business following the proceedings.

The Rex Acquisition was executed pursuant to the DOCA and related transaction structure. Matters arising from voluntary administration proceedings and the DOCA may involve uncertainty regarding the identification, timing, and resolution of liabilities, claims, contingencies, and other obligations. In addition, the proceedings and the DOCA may affect perceptions of Rex among customers, suppliers, and other counterparties, and such parties may be reluctant to do business with Rex or may require more onerous commercial terms. If liabilities, claims, contingencies, or compliance obligations are greater than anticipated, if disputes arise, or if we experience delays in resolving administration-related matters, or if customer or counterparty acceptance is adversely affected, our results of operations, financial condition, and liquidity could be adversely affected.

Risks Related to Accounting and the Bargain Purchase Gain

The recognition of a bargain purchase gain could increase scrutiny by investors and regulators, and could lead to disputes regarding valuations and assumptions.

A bargain purchase gain results when the estimated fair value of net assets acquired exceeds the consideration transferred. In connection with the Rex Acquisition, the Company recognized a bargain purchase gain based on the current acquisition-date fair value determinations subject to change during the measurement period. Determining fair value involves significant judgments and estimates, including assumptions regarding future cash flows, discount rates, market multiples, and other inputs. If the valuations, assumptions, or accounting judgments used in the final purchase price allocation are challenged by investors, regulators, or other parties, our reported results, reputation, and investor perceptions could be adversely affected.

Risks Related to Foreign Operations, Currency, and Financing Exposure

A significant portion of Rex's revenues, expenses, assets, and liabilities may be denominated in Australian dollars, and fluctuations in exchange rates could adversely affect our reported results.

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To the extent Rex's revenues, expenses, assets, and liabilities are denominated in Australian dollars, changes in exchange rates between the Australian dollar and the U.S. dollar may affect the Company's reported revenues, expenses, and cash flows, and may create volatility in our consolidated financial statements. We may not be able to effectively mitigate currency-related impacts.

We incurred and assumed significant obligations in connection with the Rex Acquisition, including obligations related to CFA Debt, and we may require additional liquidity to support Rex's operations.

In connection with the Rex Acquisition, we assumed CFA Debt and may require additional liquidity to support Rex's ongoing operations. Regional airline operations can be capital intensive and may require significant working capital and liquidity to fund operating expenses and other obligations. If Rex's cash flows are insufficient to support operations and obligations as they come due, we may need to obtain additional financing or other sources of liquidity. There can be no assurance that additional financing will be available on acceptable terms, if at all. Our inability to access liquidity could materially adversely affect our results of operations and financial condition.

Rex's operating costs and revenues may be subject to volatility, and Rex may not be able to offset cost increases or revenue decreases through pricing or other measures.

Rex may be exposed to volatility in certain operating costs and revenues that can be difficult to predict and mitigate. In particular, jet fuel is one of Rex's largest operating costs; jet fuel prices are volatile, are influenced by global crude oil prices, refining margins, and geopolitical events, and are denominated in U.S. dollars. Rex does not currently hedge its fuel price or related currency exposure, and certain competitors that maintain fuel hedging programs may have a relative cost advantage during periods of elevated fuel prices. If Rex is unable to offset increases in operating costs through pricing, surcharges, cost reductions, or other measures, or if Rex is unable to mitigate revenue decreases through pricing, volume, or other initiatives, its operating results could be adversely affected, which could materially adversely affect the Company's consolidated results.

A substantial portion of Rex's workforce is represented by labor unions under Enterprise Agreements, and labor disputes, work stoppages, or unsuccessful negotiations of replacement agreements could disrupt Rex's operations and adversely affect our business and results of operations.

As of March 31, 2026, approximately 739 of Rex's 969 employees, or approximately 76% of Rex's workforce, were covered by one of five Enterprise Agreements ("EBAs") negotiated under the Australian Fair Work Act 2009 with the Transport Workers Union, the Australian Services Union / United Services Union, the Australian Licensed Aircraft Engineers Association, the Flight Attendants Association of Australia, and the Australian Federation of Air Pilots. Rex's pilots, flight attendants, aircraft engineers, network operations and call center personnel, and ground services personnel are each represented by one of these unions.

As of March 31, 2026, two of Rex's five EBAs — the Airline Collective Agreement covering ASU/USU-represented employees, and the Aircraft Engineers Agreement covering ALAEA-represented employees — had passed their nominal expiry dates and remained in effect pending the approval of replacement agreements. In-principle agreements to replace each of those EBAs had been reached and were in drafting at the date of this Report, but no assurance can be given that either replacement agreement will be approved by the Fair Work Commission on the contemplated terms or within the contemplated timeframe. In addition, the Pilots' Agreement covering AFAP-represented pilots has a nominal expiry date of June 30, 2026, and negotiations for a replacement agreement had commenced as of the date of this Report.

If Rex is unable to negotiate replacement EBAs on acceptable terms, or if Rex experiences a labor dispute, strike, work stoppage, slowdown, or other industrial action involving any of its represented employee groups, Rex's ability to operate flights on its scheduled routes and to meet its obligations to passengers, customers, and counterparties (including under the Commonwealth Facility Agreement and related Rex Regional Commitments) could be materially impaired. Pilots, aircraft engineers, and flight attendants are highly specialized and difficult to replace, and Rex may not be able to recruit replacement personnel quickly or on acceptable terms in the event of any extended labor disruption. Any of these outcomes could materially adversely affect our business, financial condition, results of operations, cash flows, and reputation.

Wage escalations and other cost-of-living adjustments under Rex's Enterprise Agreements could increase Rex's operating costs, and Rex may not be able to fully offset those increases through pricing or other measures.

Each of Rex's EBAs provides for scheduled annual wage increases over the term of the agreement, with a contractual catch-up mechanism that applies the greater of the Australian Consumer Price Index or the applicable industry Award Percentage, up to a stated ceiling. Inflationary conditions in Australia, including Australian CPI levels that have at times exceeded the contractual floor, could result in wage increases at or near the contractual ceiling for one or more agreements. In addition, certain replacement EBAs that were approved in the period leading up to and shortly after our fiscal year end include enhancements

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beyond base-salary increases, including, in the case of the ALAEA Aircraft Engineers Agreement, increased overtime payments and additional leave for seven-day shift workers.

Labor costs represent a significant portion of Rex's total operating costs. If Rex is unable to fully offset increased labor costs through ticket pricing, cost reductions in other areas, productivity improvements, or other measures, including under the route-and-service commitments associated with the Commonwealth Facility Agreement, Rex's operating margins, cash flows, and results of operations could be adversely affected, which could in turn adversely affect the Company's consolidated results.

Item 1B. *Unresolved Staff Comments.*

Not applicable.

Item 1C. *Cybersecurity.*

Cybersecurity Risk Management and Strategy

To effectively prevent, detect, and respond to cybersecurity threats, the Company employs a multi-faceted cybersecurity risk management program supervised by our Vice President, Technology, who reports directly to our CEO. The Vice President, Technology is responsible for leading our enterprise cybersecurity strategy. This responsibility includes establishing processes designed to prevent and monitor potential cybersecurity risks, assessing potential cybersecurity incidents, implementing mitigation measures, and maintaining the cybersecurity program itself. We do this so that we can continuously enhance our cybersecurity capabilities and strengthen our defensive posture.

Our capabilities, processes, and other security measures also include, without limitation:

- Endpoint Detection and Response software, which monitors for malicious activities on external-facing endpoints (computers, servers, etc.).
- Managed Detection and Response partnership with a third-party security firm, which monitors these endpoints on a continual basis.
- Cloud monitoring, running on primary public and private cloud environments.
- Disaster recovery and incident response plans, including a ransomware response plan.
- Training for all personnel with access to digital assets.

Cybersecurity risk management is an integral part of overall enterprise risk management. As part of its enterprise risk management efforts, the Board of Directors meets with the executive leadership team to assess and respond to critical business risks. These assessments include a review of our cybersecurity programs, as well as an overview of trending cyber threats based on industry intelligence and potential mitigation strategies. Performing these assessments regularly enables the Company to determine key business objectives and the IT assets and capabilities needed to achieve them. In addition, the assessments also provide the executive leadership and the Board of Directors an understanding of the Company’s security landscape and allows it to prepare to respond to threats. Cybersecurity threats continue to be identified as one of the Company’s significant risks, with our Vice President, Technology assigned as the risk owner. Our Vice President, Technology has developed expertise in cybersecurity and compliance, enterprise architecture and road mapping, data analytics and customer service through his twenty years of experience in the information technology space. He holds a Bachelor's degree from the University of North Carolina, Charlotte.

Governance

The Board of Directors has delegated primary responsibility for the oversight of cybersecurity and information technology risks, and the Company’s preparedness for these risks, to the Audit Committee. The Audit Committee serves and functions as the Board of Directors' primary oversight body to monitor the Company’s cybersecurity and related information technology risks. The Audit Committee receives periodic updates from the Vice President, Technology on the Company’s policies, processes, procedures, and any significant development related to the identification, mitigation and remediation of cybersecurity risks. The Audit Committee ensures that the Vice President, Technology provides to the Board of Directors annual updates on our cybersecurity and information technology risk. These annual updates include topics related to our cybersecurity programs and mitigation strategies, trends in cybersecurity, and other cybersecurity-related developments.

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We may engage third-party advisors to monitor threats and to scan for vulnerabilities. When a cybersecurity threat or incident is identified by our third-party advisor, it is reported directly to our Vice President, Technology. The Vice President, Technology in conjunction with professionals throughout the organization, including information technology specialists, accountants, and lawyers, determine severity and response, then manage it to conclusion in accordance with our cybersecurity incident response processes. We may engage third party advisors as part of our incident response processes to assist with digital forensics among other efforts. The Vice President, Technology, together with the cross-functional team, report material or potentially material incidents to our executive leadership and the Audit Committee. The Vice President, Technology provides further updates regarding root causes and remediation efforts. In the event the Company determines it has experienced a material cybersecurity incident, the Board of Directors is notified.

In an effort to deter and detect cyber threats, we engage a third-party service provider to periodically provide all employees with a data protection and cybersecurity awareness training program, which covers timely and relevant topics, including phishing, password protection, confidential data protection, asset use and mobile security, and further educates employees on the importance of and process for reporting all potential incidents immediately.

The Company continuously monitors the risk associated with its third-party service providers. The Company mandates that our key third-party service providers undergo an annual SOC 1 audit, which assists in identifying risks from cybersecurity threats. In cases where a waiver is granted, the Company ensures that alternative measures are in place to maintain rigorous oversight. The Company reviews all SOC 1 audit reports to ensure our third-party service providers are maintaining adequate IT security and business process controls. This review process is part of our commitment to confirming that these third-party service providers are safeguarding our operations and data integrity.

We have not identified any cybersecurity threats during the last two fiscal years that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. Please refer to our Risk Factors in Item 1A for more information on the risks associated with cybersecurity attacks.

Item 2. *Properties.*

The Company owns 5 acres and a 13,000 square foot office building in Denver, North Carolina, which houses the operations of MAC, and a 55,000 square foot office building in St. Louis Park, Minnesota that is partially leased to tenants and is the location of the Company's Minnesota executive office. The Company leases 5,000 square feet of office space in Charlotte, North Carolina to accommodate Air T's operations. The lease will expire on November 30, 2028 with the option to extend the lease for one additional three year term.

The Company leases 2,000 square feet of office space and 5,000 square feet of hangar space at the Ford Airport in Iron Mountain, Michigan. CSA's operations are headquartered at these facilities which are leased from a third party under an annually renewable agreement.

The Company leases 53,000 square feet of an aircraft maintenance facility located in Kinston, North Carolina under an agreement that extends through January 2028, with the option to extend the lease for three additional five-year periods thereafter. The rental rate under the lease increases by increments for each of the five-year renewal periods.

The Company leases 21,000 square feet of hangar space at Rafael Hernández Airport in Puerto Rico. The lease expires on August 31, 2029.

GGS leases a 113,000 square foot production facility in Olathe, Kansas. The lease expires on August 31, 2029.

Contrail leases a 21,000 square foot facility in Verona, Wisconsin from a related party. See Note 14 "Related Party Matters" of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. The lease expires on July 17, 2026. On May 7, 2026, Contrail entered into an agreement to extend the current lease for an additional three years through June 30, 2029, with the option to extend the lease for two additional one-year periods thereafter.

CAM leases 4,000 square feet of office space located in Glendale, Colorado. The lease expires in August 2027.

Jet Yard leases 49 acres of land from Pinal County at the Pinal Air Park in Marana, Arizona. The lease expires in May 2046, though Jet Yard has an option to renew the lease for an additional 30-year period (though approximately 3 acres of the leased premises may be terminated by Pinal County upon 90 days' notice). The lease agreement permits Pinal County to terminate the lease if Jet Yard fails to make substantial progress toward the construction of facilities on the leased premises in phases in accordance with a specified timetable. On May 27, 2020, Pinal County and Jet Yard entered into the first amendment to the lease agreement in which Pinal County agreed to the terms of Jet Yard's ground hardening civil improvement project ("ground

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hardening improvements") on areas under lease to improve its aircraft parking facilities. Starting in fiscal 2021, Jet Yard subleased the aforementioned lease along with the ground hardening improvements to Jet Yard Solutions.

DSI leases 12,000 square feet of space in a building located in Mississauga, Canada. The lease expires on July 31, 2028.

Worthington and AirCo lease 42,000 square feet of a facility in Eagan, Minnesota. The lease for this facility expires in April 2027. Worthington has a lease in Tulsa, Oklahoma, which is approximately 23,000 square feet and expires in January 2027.

WASI subleases 54,000 square feet of land and facilities located at Branson National Airport, Springfield, Missouri. The lease expires on January 30, 2028 with an option to renew for two additional and consecutive five year terms plus an additional and consecutive term ending on May 5, 2039.

Rex leases office space totaling 3,000 square meters in Mascot, New South Wales, Australia. The lease expires on June 30, 2026 with an option to renew for one additional two year term. In February 2026, Rex entered into a new lease for office space totaling 1,000 square meters in Mascot, New South Wales, Australia, commencing on June 1, 2026. The lease has a term of seven years, with an option to renew for one additional five-year term. Rex owns freehold land, buildings and training facilities at Wagga Wagga, New South Wales, which serve as the campus of AAPA's Wagga Wagga academy and Rex's heavy maintenance base, and owns freehold training facilities in Ballarat, Victoria, used by AAPA's Ballarat campus. Rex also leases hangar, terminal, office and other operational space at airports across its network, including at Sydney and Adelaide airports, at prevailing market terms.

As of March 31, 2026, the Company leased hangar, maintenance and office space from third parties at a variety of other locations, at prevailing market terms.

Item 3. *Legal Proceedings.*

The Company and its subsidiaries are subject to legal proceedings and claims that arise in the ordinary course of their business. We believe that our current proceedings will not have a material adverse effect on our financial condition, liquidity or results of operations. We record a liability when a loss is considered probable, and the amount can be reasonably estimated.

Item 4. *Mine Safety Disclosures.*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.*

The Company's common stock is publicly traded on the NASDAQ Capital Market under the symbol "AIRT."

As of March 31, 2026, the approximate number of holders of record of the Company's common stock was 140.

The Company has not paid any cash dividends since 2014.

On May 14, 2014, the Company announced that its Board of Directors had authorized a program to repurchase up to 750,000 shares (adjusted to 1,125,000 shares after the stock split on June 10, 2019) of the Company's common stock from time to time on the open market or in privately negotiated transactions, in compliance with SEC Rule 10b-18, over an indefinite period. The Company purchased 1,264 shares pursuant to this authorization during the fiscal year ended March 31, 2026. As of March 31, 2026, 750,964 shares may be repurchased pursuant to this program.

The equity compensation plan information called for by Item 201(d) of Regulation S-K is set forth in Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of Part III of this report under the heading "Equity Compensation Plan Information".

Purchases of shares of Common Stock during the fourth quarter are described below:

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Dates of Shares Purchased	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
Jan 1 - Jan 31, 2026	—	$ —	—	752,228
Feb 1 - Feb 28, 2026	—	$ —	—	752,228
Mar 1 - Mar 31, 2026	1,264	$ 22.00	1,264	750,964

As of March 31, 2026, the Company did not sell any equity securities within the past three years that were not registered under the Securities Act.

Item 6. *[Reserved]*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Overview

Air T, Inc. (the "Company," "Air T," "we" or "us" or "our") is a holding company with a portfolio of operating businesses and financial assets. Our goal is to prudently and strategically grow Air T's earnings power, compounding its free-cash-flow per share over time.

We currently operate in five industry segments:

- Overnight air cargo, which operates in the air express delivery services industry;
- Ground support equipment, which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers;
- Commercial aircraft, engines and parts, which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines;
- Digital solutions, which develops and provides digital aviation and other business services to customers within the aviation industry to generate recurring subscription revenues; and
- Regional airline, which provides scheduled regional passenger, freight and charter airline services and pilot training in Australia, operating a fleet of Saab 340 aircraft serving regional communities and connecting passengers to major metropolitan centers.

The Company additionally has a central corporate function that acts as the capital allocator and resource for other consolidated businesses, referred to as Corporate and other. Further, Corporate and other also comprises insignificant businesses and business interests.

On December 18, 2025, the Company introduced a new reportable segment, regional airline. This new segment includes all reportable activities of the Company's most recent acquisition, Regional Express Holdings Pty Ltd ("Rex"), as discussed in Note 2.

Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income (loss) and Adjusted EBITDA.

Recent Events

On December 18, 2025, the Company, through its indirect wholly owned subsidiary Air T Rex Acquisition, Inc., completed the Acquisition of all of the outstanding capital stock of Rex. The Acquisition was completed pursuant to a share purchase agreement in the context of Rex's voluntary administration proceedings in Australia, which commenced on July 30, 2024, and the related Deed of Company Arrangement ("DOCA") process. The Acquisition represents a significant transaction for the Company and is expected to meaningfully affect the Company's business, including expanding the Company's operating footprint into Australia and adding a regulated regional airline operation to the Company's portfolio. The Company expects that

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integrating Rex will require significant management attention and the coordination of operational oversight, safety and regulatory compliance, governance, and financial reporting processes and controls across jurisdictions, and may involve additional costs and complexity.

Rex's results of operations have been included in the Company's consolidated financial statements only for the period from December 18, 2025 through March 31, 2026. As a result, the Company's operating results for the year ending March 31, 2026 reflect only a short stub period of Rex operations and do not reflect the full-period impact of the Acquisition on the Company's operating results, cash flows, or financial condition, and period-to-period comparisons may not be indicative of the ongoing operating results of Rex or the combined Company in future periods.

The Company recognized a $111.2 million non-cash bargain purchase gain in fiscal 2026 based on the current purchase price allocation for the Rex Acquisition on December 18, 2025. The gain reflects the excess of the acquisition-date fair value of the net assets acquired over the consideration transferred and is subject to change over the measurement period. The bargain purchase gain does not represent cash generated by Rex or operating income from Rex's business. See "Non-Operating Income (Expense)" below and Note 2 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

Unconsolidated Investments.

The Company has ownership interest in Crestone Asset Management, LLC, formerly known as Contrail Asset Management LLC, an aircraft capital joint venture called Crestone JV II LLC, formerly known as Contrail JV II LLC, Blue Crest Aviation Partners 2025-01 ("BCAP"), Bloomia Holdings, Inc. - NASDAQ: TULP ("Bloomia"), formerly known as Lendway, Inc. ("Lendway"), Cadillac Casting, Inc. ("CCI") and other smaller entities. The operations of these companies are not consolidated into the operations of the Company. See Note 10 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report.

CAM is a full-service aviation asset manager that invests in aircraft and engines on behalf of its capital partners, with a focus on current generation narrow-body aircraft approaching the end of their working lives. CAM draws on the expertise and capabilities of interrelated aviation specialists across Air T. CJVII is the investment fund that sits alongside CAM through which CAM acquires aircraft on behalf of its investors.

BCAP launched in August 2025 as a joint venture to acquire mid-life commercial jet aircraft in lease back transactions with airlines around the world. BCAP leverages Air T's wider network of aviation services through CAM as the asset manager.

Bloomia is one of the largest producers of fresh-cut tulips in the United States, growing over 75 million stems annually for wholesale to retail stores.

CCI is an industry leader in ductile iron castings and major high-volume supplier of engineered cast metal components, primarily serving major automakers. The company makes products such as engine exhaust manifolds, steering knuckles, and other cast components, primarily for the auto industry. As a full-service foundry, its work spans from initial design and prototyping all the way through the full product lifecycle.

Forward Looking Statements

Certain statements in this Report, including those contained in "Overview," are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the Company's financial condition, results of operations, plans, objectives, future performance and business. Forward-looking statements include those preceded by, followed by or that include the words "believes", "pending", "future", "expects," "anticipates," "estimates," "depends" or similar expressions. These forward-looking statements involve risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements, because of, among other things, potential risks and uncertainties, such as:

- An inability to finance our operations through bank or other financing or through the sale or issuance of debt or equity securities;
- Economic and industry conditions in the Company's markets;
- The risk that contracts with FedEx Corporation ("FedEx") could be terminated or adversely modified;
- The risk that the number of aircraft operated for FedEx is reduced;
- The risk that GGS customers will defer or reduce significant orders for deicing equipment;
- The impact of any terrorist activities or armed conflict on U.S. soil or abroad;
- Changes in U.S. and foreign trade regulations and tariffs;
- The Company's ability to manage its cost structure for operating expenses, or unanticipated capital requirements, and match them to shifting customer service requirements and production volume levels;

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- The Company's ability to meet debt service covenants and to refinance existing debt obligations;
- The risk of injury or other damage arising from accidents involving the Company's overnight air cargo operations, equipment or parts sold and/or services provided;
- Market acceptance of the Company's commercial and military equipment and services;
- Competition from other providers of similar equipment and services;
- Changes in government regulation and technology;
- The risk that we may not successfully integrate Rex (including financial reporting, systems, and personnel), which could adversely affect our results and reporting;
- The risk that Rex's revenues and operating costs may be volatile or unpredictable and that we may be unable to offset cost increases or revenue decreases through pricing, surcharges, cost reductions, or other measures, which could adversely affect our results;
- The risk that Rex may be unable to return aircraft to service on anticipated timelines, to retain regulated route contracts and protected airport slots, or to maintain compliance with the Rex Regional Commitments under the Commonwealth Facilities;
- The risk that the bargain purchase gain recognized in connection with the Rex acquisition may increase scrutiny by investors, regulators, creditors, or other parties regarding the valuation assumptions and accounting judgments used in determining the purchase price allocation and bargain purchase gain;
- The risk that Rex's operations are subject to extensive regulation and oversight and that compliance failures or adverse regulatory actions could materially harm our business and results;
- The risk that the Rex transaction structure, including the Australian DOCA/administration process, could result in unexpected liabilities, claims, or delays that could materially harm our results and liquidity;
- Changes in the value of marketable securities held as investments;
- Mild winter weather conditions reducing the demand for deicing equipment;
- Market acceptance and operational success of the Company's aircraft asset management business and related aircraft capital joint venture; and
- Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage.

We also wish to caution investors that other factors might in the future prove to be important in affecting our results of operations. New factors emerge from time to time. It is not possible for management to predict all of such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Results of Operations

Fiscal 2026 vs. 2025

Operating Revenue
Consolidated revenue increased by $35.2 million (12%) to $327.1 million for the fiscal year ended March 31, 2026 compared to the prior fiscal year. Growth was driven by the inclusion of approximately one quarter of operations of Rex following its acquisition on December 18, 2025, strong demand in ground support equipment, and gains across overnight air cargo and digital solutions, partially offset by a decline in our commercial aircraft, engines and parts segment revenue, reflecting the adjustment of Contrail's trading activity from an elevated prior-year baseline.

The following table details revenue for our five segments, gross of intercompany (in thousands):

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	Year Ended March 31,		Change	
	2026	2025		
Mountain Air Cargo, Inc.	$ 101,487	$ 101,705	$ (218)	— %
CSA Air, Inc.	13,945	14,283	(338)	(2)%
Worldwide Aircraft Services, Inc.	11,761	8,923	2,838	32 %
Royal Aircraft Services, LLC	1,494	—	1,494	Newly Acquired May 15, 2025
Overnight Air Cargo	**128,687**	**124,911**	**3,776**	**3 %**
Contrail Aviation Support, LLC	30,934	70,376	(39,442)	(56)%
AirCo, LLC, AirCo 1, LLC, AirCo 2, LLC and AirCo Services, LLC	2,160	3,257	(1,097)	(34)%
Worthington Aviation, LLC	41,042	33,279	7,763	23 %
Jet Yard, LLC and Jet Yard Solutions, LLC	9,506	7,032	2,474	35 %
Air'Zona Aircraft Services, Inc.	1,659	2,088	(429)	(21)%
Landing Gear Support Services, Inc.	4,608	3,380	1,228	36 %
Commercial Aircraft, Engines and Parts	**89,909**	**119,412**	**(29,503)**	**(25)%**
Global Ground Support, LLC	47,185	38,940	8,245	21 %
Ground Support Equipment	**47,185**	**38,940**	**8,245**	**21 %**
Ambry Hill Technology, LLC	937	940	(3)	— %
WorldACD Market Data B.V.	8,160	6,328	1,832	29 %
Digital Solutions	**9,097**	**7,268**	**1,829**	**25 %**
Regional Express Holdings Pty Ltd	55,314	—	55,314	Newly Acquired December 18, 2025
Regional Airline	**55,314**	**—**	**55,314**	**Newly Acquired December 18, 2025**
Reportable segments total	**330,192**	**290,531**	**39,661**	**14 %**
Corporate and Other	5,074	3,570	1,504	42 %
Intersegment eliminations	(8,176)	(2,251)	(5,925)	263 %
Consolidated Air T, Inc.	**$ 327,090**	**$ 291,850**	**$ 35,240**	**12 %**

Overnight Air Cargo

Revenues from the overnight air cargo segment for the fiscal year ended March 31, 2026 increased by $3.8 million (3%) compared to the prior fiscal year.

The increase was driven by WASI and Royal. Royal was a new acquisition in May 2025, driving an additional $1.5 million in revenue with no prior-year comparable. WASI experienced an increase in revenue of $2.8 million, driven by increases in labor revenue from expanded third-party maintenance activity and project-based revenue. Revenues at MAC and CSA remained relatively consistent with the prior year.

Commercial Aircraft, Engines and Parts

The commercial aircraft, engines and parts segment contributed $89.9 million of revenues in the fiscal year ended March 31, 2026 compared to $119.4 million in the prior fiscal year, which is a decrease of $29.5 million (25%).

The decrease was largely attributable to a $38.8 million decrease in component sales at Contrail. The prior year reflected an elevated level of trading activity not expected to recur at that level in the foreseeable future.

The decrease in revenue at Contrail was partially offset by activity at the other companies in this segment. Most notably, Worthington increased by $7.8 million, or 23%, to $41.0 million, reflecting MRO volume growth and expansion in Australia. Revenue at LGSS increased by $1.2 million, or 36%, to $4.6 million, driven by a brokered landing gear sale and incremental lease revenue. Jet Yard Companies won new major projects and additional off-site teardown projects.

Ground Support Equipment

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The ground support equipment segment contributed approximately $47.2 million and $38.9 million to the Company's revenues for the fiscal years ended March 31, 2026 and 2025, respectively, representing an $8.2 million (21%) increase in the current fiscal year. Revenue growth reflected new and expanded deicing contracts and catering equipment sales. These increases were partially offset by lower overhaul revenue.

At March 31, 2026, the ground support equipment segment's order backlog was $0.6 million compared to $14.3 million at March 31, 2025, driven by the timing of the annual USAF, which was placed in May 2026 of the current fiscal year.

Digital Solutions

The digital solutions segment contributed $9.1 million of revenues in the fiscal year ended March 31, 2026 compared to $7.3 million in the prior fiscal year, an increase of $1.8 million (25%).

Revenue at WorldACD increased $1.8 million, or 29%, to $8.2 million, reflecting growth in data analytics and airspace management engagements.

Revenue at Ambry Hill Technology, LLC remained flat at $0.9 million with annual recurring revenue at $1.1 million at March 31, 2026.

Regional Airline

Regional airline revenues were $55.3 million, representing the contribution of Rex for the period from its acquisition date of December 18, 2025 through March 31, 2026. There is no prior-year comparable. Revenue consisted of passenger revenue, ancillary fees, freight and charter, and government subsidy income.

Operating Income (Loss)

Consolidated segment operating results decreased by $13.1 million from $1.9 million of income in the prior fiscal year to a loss of $11.2 million for the year ended fiscal year ended March 31, 2026. The decline was driven principally by the initial consolidation of Rex, which contributed an operating loss of $14.2 million for the period from December 18, 2025 through March 31, 2026, and a $4.0 million increase in Corporate and Other operating losses. These were partially offset by a $5.3 million increase in GGS operating income and an increase of $1.6 million in operating income at WASI.

Following is a table detailing operating income (loss) by segment during the fiscal year ended March 31, 2026 compared to the same period in the prior fiscal year (in thousands):

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	Year Ended March 31,		Change	
	2026	2025		
Mountain Air Cargo, Inc.	$ 3,688	$ 4,977	$ (1,289)	(26)%
CSA Air, Inc.	757	839	(82)	(10)%
Worldwide Aircraft Services, Inc.	1,959	404	1,555	385 %
Royal Aircraft Services, LLC	(215)	—	(215)	Newly Acquired May 15, 2025
Overnight Air Cargo	**6,189**	**6,220**	**(31)**	**— %**
Contrail Aviation Support, LLC	9,870	11,343	(1,473)	(13)%
AirCo, LLC, AirCo 1, LLC, AirCo 2, LLC and AirCo Services, LLC	(2,165)	(2,294)	129	6 %
Worthington Aviation, LLC	(1,012)	(328)	(684)	(209)%
Jet Yard, LLC and Jet Yard Solutions, LLC	(429)	(1,548)	1,119	72 %
Air'Zona Aircraft Services, Inc.	79	121	(42)	(35)%
Landing Gear Support Services, Inc.	(112)	(797)	685	86 %
Commercial Aircraft, Engines and Parts	**6,231**	**6,497**	**(266)**	**(4)%**
Global Ground Support, LLC	4,110	(1,210)	5,320	440 %
Ground Support Equipment	**4,110**	**(1,210)**	**5,320**	**440 %**
Ambry Hill Technology, LLC	(3,661)	(2,798)	(863)	(31)%
WorldACD Market Data B.V.	2,382	1,734	648	37 %
Digital Solutions	**(1,279)**	**(1,064)**	**(215)**	**(20)%**
Regional Express Holdings Pty Ltd	(14,236)	—	(14,236)	Newly Acquired December 18, 2025
Regional Airline	**(14,236)**	**—**	**(14,236)**	**Newly Acquired December 18, 2025**
Reportable segments total	**1,015**	**10,443**	**(9,428)**	**(90)%**
Corporate and Other	(13,439)	(9,429)	(4,010)	(43)%
Intersegment eliminations	1,227	894	333	37 %
Consolidated Air T, Inc.	**$ (11,197)**	**$ 1,908**	**$ (13,105)**	**(687)%**

Overnight Air Cargo

The overnight air cargo segment contributed $6.2 million to the Company's operating income during both fiscal years ended March 31, 2026 and 2025, remaining relatively flat over both periods.

MAC experienced a $1.3 million decrease in operating income while WASI had a $1.6 million increase in operating income. MAC's decrease in operating income was driven by increased pilot labor costs. WASI experienced higher gross margins due to growth on expanded labor and project revenue.

Commercial Aircraft, Engines and Parts

The commercial aircraft, engines and parts segment contributed $6.2 million and $6.5 million to the Company's operating income for the fiscal years ended March 31, 2026 and 2025, respectively, representing a slight decrease of $0.3 million (4%).

Contrail's decrease is a result of decreased component sales, substantially offset by the gain of $7.0 million recognized on the sale of two aircraft that were held on lease during the current fiscal year.

Worthington's operating loss increased to $1.0 million. Revenue growth of 23% was accompanied by gross margin compression of approximately 18% as costs did not scale proportionally with volume. Operating expenses as a percentage of revenue were 18%, above the prior-year level, reflecting planned additions to commercial and executive leadership infrastructure.

Operating loss at Jet Yard Companies improved by $1.1 million, or 72%, to $0.4 million. Increases in services project revenue of over $2.5 million more than offset shortfalls in aircraft induction and storage volumes.

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Ground Support Equipment

Operating income from the ground support equipment segment was $4.1 million for the fiscal year ended March 31, 2026, compared to an operating loss of $1.2 million for the fiscal year ended March 31, 2025, representing a $5.3 million improvement.

The improvement reflects gross margin increase of approximately $6.4 million year-over-year, driven by favorable volume and mix, pricing and efficiency gains on expanded deicing contracts, and favorable manufacturing spend and absorption variances compared to the prior year.

Digital Solutions

The digital solutions segment incurred an operating loss of $1.3 million and $1.1 million in the fiscal years ended March 31, 2026 and 2025, respectively.

The change is attributable to an increase in operating loss at Ambry Hill of $0.9 million, partially offset by an increase in operating income at WorldACD of $0.6 million. WorldACD experienced additional revenue growth in the current year at high incremental margins while Ambry Hill experienced an increase in operating loss from increased personnel costs among a period of stagnant revenue.

Regional Airline

Regional airline operating loss was $14.2 million for the fiscal year ended March 31, 2026 resulting from the acquisition of Rex with no prior-year comparable.

The reported operating loss represents approximately three and a half months of operations from the acquisition date through March 31, 2026. The operating loss reflects ongoing direct and indirect operating costs during the ramp-up period following acquisition, $8.8 million of depreciation and amortization, $3.4 million of non-recurring landholder duty charges as a direct result of the Acquisition and $2.0 million of non-recurring post-acquisition integration costs. The results were also affected by the timing of the Acquisition relative to Rex's seasonal demand pattern, as January and February are historically Rex's lowest months for ticket sales due to the post-holiday travel slowdown. Consistent with this seasonality, March 2026 marked the first month of the consolidation period in which Rex generated positive operating income, reflecting the seasonal recovery in passenger revenue that follows these slower months.

Corporate and Other

Corporate and other operating loss increased $4.0 million, or 43%, to $13.4 million. The increase was primarily driven by $3.7 million of transaction and integration costs associated with the Rex acquisition and higher costs associated with expanded corporate infrastructure to support a larger consolidated group.

Adjusted EBITDA

The Company calculates Adjusted EBITDA by removing the impact of specific items and adding back the amounts of interest expense and depreciation and amortization to earnings before income taxes. When calculating Adjusted EBITDA, the Company does not add back depreciation expense for assets that are on lease. See Part II, Item 7 section, Non-GAAP Financial Measures for additional information and reconciliation of consolidated EBITDA to operating income (loss).

The table below provides Adjusted EBITDA for the Company's five segments and Corporate and other for the fiscal years ended March 31, 2026 and 2025 (in thousands):

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	Year Ended		Change
	March 31, 2026	March 31, 2025	
Mountain Air Cargo, Inc.	$ 4,134	$ 5,298	$ (1,164)
CSA Air, Inc.	814	863	(49)
Worldwide Aircraft Services, Inc.	2,160	616	1,544
Royal Aircraft Services, LLC	(182)	—	(182)
Overnight Air Cargo	**6,926**	**6,777**	**149**
Contrail Aviation Support, LLC	9,989	12,567	(2,578)
AirCo, LLC, AirCo 1, LLC, AirCo 2, LLC and AirCo Services, LLC	(2,002)	(1,878)	(124)
Worthington Aviation, LLC	(719)	197	(916)
Jet Yard, LLC and Jet Yard Solutions, LLC	(23)	(1,133)	1,110
Air'Zona Aircraft Services, Inc.	132	174	(42)
Landing Gear Support Services, Inc.	(47)	(714)	667
Commercial Aircraft, Engines and Parts	**7,330**	**9,213**	**(1,883)**
Global Ground Support, LLC	4,251	(773)	5,024
Ground Support Equipment	**4,251**	**(773)**	**5,024**
Ambry Hill Technology, LLC	(3,563)	(2,704)	(859)
WorldACD Market Data B.V.	3,135	2,432	703
Digital Solutions	**(428)**	**(272)**	**(156)**
Regional Express Holdings Pty Ltd	10	—	10
Regional Airline	**10**	**—**	**10**
Reportable segments total	**18,089**	**14,945**	**3,144**
Corporate and Other	(8,862)	(8,476)	(386)
Intersegment eliminations	898	894	4
Consolidated Air T, Inc.	**$ 10,125**	**$ 7,363**	**$ 2,762**

Consolidated Adjusted EBITDA for the fiscal year ended March 31, 2026 was $10.1 million, an increase of $2.8 million compared to the prior fiscal year. The increase was driven primarily by (i) a $5.0 million increase at Global Ground Support (ii) a $1.5 million increase at WASI and (iii) the consolidation of Rex, which contributed $0.0 million of Adjusted EBITDA for the period from December 18, 2025 through March 31, 2026 with no prior-year comparable. This is partially offset by a $2.6 million decrease in Contrail's Adjusted EBITDA due to lower component trading volumes.

Adjusted EBITDA for the overnight air cargo segment increased by $0.1 million in the current fiscal year, as WASI's substantial improvement offset declines at MAC and CSA. The segment included $0.1 million of severance expenses recorded at MAC in fiscal 2026, and $0.1 million of non-recurring post-acquisition integration costs at Royal.

Adjusted EBITDA for the commercial aircraft, engines and parts segment was $7.3 million, a decrease of $1.9 million from the prior fiscal year. Contrail's revenue-driven decline was partially offset by improvement at Jet Yard Companies and LGSS. The earnout remeasurement gain of $0.7 million and inventory write-down of $0.9 million are recorded within this segment.

Adjusted EBITDA for the ground support equipment segment increased by $5.0 million in the current fiscal year. The improvement reflects an $8.2 million revenue increase generating approximately $6.4 million of incremental gross margin and the elimination of elevated inventory carrying costs and overhead variances that weighed on fiscal 2025 results.

Adjusted EBITDA for the digital solutions segment decreased by $0.2 million in the current fiscal year, as WorldACD's improvement was offset by wider losses at Ambry Hill Technology.

Adjusted EBITDA of the regional airline segment was $0.0 million. The significant add-backs to its operating loss of $14.2 million include $8.8 million of depreciation and amortization, $2.0 million of non-recurring post-acquisition integration expenses and $3.4 million of landholder duty charges, a one-time transaction-based tax imposed by Australian state and territory governments on the transfer of interests in landholding entities, incurred as a direct result of the Acquisition.

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Corporate and Other Adjusted EBITDA decreased $0.4 million to $(8.9) million. The significant add-backs to its operating loss of $13.4 million include $3.7 million of acquisition and integration expenses attributable to the Rex acquisition and $0.6 million of depreciation and amortization. Excluding these non-recurring items, underlying Corporate overhead increased reflecting incremental costs to support the expanded consolidated group.

Non-Operating Income (Expense)

Following is a table detailing non-operating income (expense) during the year ended March 31, 2026 compared to the same twelve months in the prior fiscal year (in thousands):

	Year Ended March 31,		Change
	2026	2025	
Interest expense	$ (12,040)	$ (8,387)	$ (3,653)
(Loss) income from equity method investments	(1,740)	1,700	(3,440)
Gain on bargain purchase	111,190	—	111,190
Other	(193)	(209)	16
	$ 97,217	$ (6,896)	$ 104,113

The Company had a net non-operating income of $97.2 million for the fiscal year ended March 31, 2026 compared to a net non-operating loss of $6.9 million in the prior fiscal year. The increase in non-operating income was driven by the $111.2 million gain on bargain purchase of Rex during fiscal 2026, a $3.4 million decrease in operating results allocated to the Company from its equity method investments and an increase in interest expense of $3.7 million driven by additional borrowings on the AAM 24-1 promissory notes and the ATA 25.1 term note entered into during fiscal 2026. Refer to Note 10 and Note 13, respectively, of the Notes to Consolidated Financial Statements included under Part II, Item 8 of this Report on Form 10-K.

The gain on bargain purchase recognized in connection with the Rex Acquisition is a non-cash accounting gain recognized under ASC 805 because the acquisition-date fair value of the net assets acquired exceeded the consideration transferred. The gain does not represent cash generated by Rex or operating income from Rex's business. For the fiscal year ended March 31, 2026, the Company reported an operating loss of $11.2 million, including a $14.2 million operating loss from the regional airline segment for the period from December 18, 2025 through March 31, 2026. The $111.2 million bargain purchase gain increased non-operating income and was the primary reason the Company reported earnings before income taxes of $86.0 million and net income of $78.0 million. Without this non-cash accounting gain, the Company would have reported a loss before income taxes of approximately $25.2 million for fiscal 2026. The gain also materially contributed to the increase in the Company's stockholders' equity from a deficit of $3.2 million at March 31, 2025 to $79.8 million at March 31, 2026.

Income Taxes

During the year ended March 31, 2026, the Company recorded $1.4 million of income tax expense, which yielded an effective rate of 1.6%. The primary factors contributing to the difference between the federal statutory rate of 21.0% and the Company's effective tax rate for the fiscal year ended March 31, 2026 was the bargain purchase gain from the acquisition of Rex and changes in valuation allowance. The net change in the valuation allowance was $10.9 million for the year ended March 31, 2026. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and past financial performance. The change in the Company's valuation allowance is primarily due to the realizability of the domestic deferred tax assets, the unrealized losses on investments, the foreign tax credits generated by the operations in the Company's Puerto Rico branch that is expected to expire before being fully utilized, the change in full valuation allowances associated with the Delphax entities, and the establishment of a full valuation allowance from on the deferred tax assets of Rex.

During the fiscal year ended March 31, 2025, the Company recorded $0.4 million of income tax expense at an effective tax rate of (8.5)%. The primary factors contributing to the difference between the federal statutory rate of 21.0% and the Company's effective tax rate for the fiscal year ended March 31, 2025 were the foreign rate differentials and changes in valuation allowance. The net change in the valuation allowance was $1.1 million for the year ended March 31, 2025. In assessing the need for a valuation allowance, the Company considers all positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies, and past financial performance. The change in the Company's valuation allowance is primarily due to the realizability of the domestic deferred tax assets, the unrealized losses on investments, the foreign tax credits generated by the operations in the Company's Puerto Rico branch that is expected to expire before being fully utilized, and the change in full valuation allowances associated with the Delphax entities.

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Market Outlook

Future economic developments such as inflation, along with evolving trade policies, the potential for new or increased tariffs, and impact from geopolitical events present uncertainty and risk with respect to our financial condition and results of operations. We expect that issues caused by economic and business uncertainty will continue to some extent. The fluidity of this situation precludes any prediction as to the ultimate adverse impact of these issues on economic and market conditions and our businesses in particular, and, as a result, present material uncertainty and risk with respect to us and our results of operations.

Liquidity and Capital Resources

As of March 31, 2026, the Company held approximately $25.3 million in cash and cash equivalents and restricted cash, of which, $4.8 million is reserved as collateral under the terms of certain merchant facilities. The Company has an aggregate of approximately $57.3 million in available funds under its lines of credit as of March 31, 2026.

As of March 31, 2026, the Company's working capital amounted to $64.5 million, an increase of $33.6 million compared to March 31, 2025, primarily driven by a $38.6 million increase in inventory, a $14.4 million increase in cash and cash equivalents, and a $16.0 million increase in accounts receivable, partially offset by a $33.0 million increase in accrued expenses and other current liabilities and a $19.2 million increase in accounts payable. The increases in accounts receivable, accounts payable, and accrued expenses and other current liabilities are substantially a result of the acquisition of Rex. The increase in inventory was primarily attributable to the Rex acquisition and purchases of engines and airframes by the commercial aircraft, engines and parts segment, and the increase in cash and cash equivalents was primarily driven by proceeds from debt.

As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Report on Form 10-K, in connection with the acquisition of Royal on May 15, 2025, the Alerus Loan Parties under the Revolving Credit Agreement with Alerus entered into Amendment No. 4 to Credit Agreement and Consent and Term Loan C with Alerus in the amount of $1.1 million. The purpose of the Amendment and Term Note was to provide a term loan to finance the full purchase price of the acquisition, to add Royal as a part of the Alerus Loan Parties to the Alerus credit agreement, as amended and to memorialize Alerus' consent to the Royal acquisition. The new term loan matures May 15, 2030 and bears interest at the greater of five (5.0%) percent or the CME one-month term SOFR rate plus 2.25%. Monthly payments on Term Note C commenced June 15, 2025 and are equal to $12.5 thousand plus accrued interest. The term loan is secured by the terms of the Security Agreement dated as of August 29, 2024.

As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Report on Form 10-K, on May 30, 2025, the Company, along with its wholly owned subsidiary AAM 24-1 (the "Issuer"), entered into new transaction documents with the Institutional Investors that replaced the Second NPA transaction documents. Pursuant to the Third NPA with the Institutional Investors, the Issuer agreed to issue and sell a Multiple Advance Senior Secured Note in an aggregate principal amount of up to $100.0 million (the "Multiple Advance Note"). For purposes of clarity and the avoidance of doubt, as of the closing date, the Institutional Investors advanced an additional $10.0 million to the Issuer and, as of March 31, 2026, have collectively advanced under the Multiple Advance Note to the Issuer the aggregate amount of $40.0 million. Provided no default or event of default of the Issuer exists, and subject to satisfaction of all requirements for any closing as set forth in the Third NPA, the Investors are obligated to advance to the Issuer an additional aggregate $60.0 million in $10.0 million increments, each on or within fifteen days of the following dates:

September 30, 2025	$10.0 million
January 30, 2026	$10.0 million
May 30, 2026	$10.0 million
September 30, 2026	$10.0 million
January 30, 2027	$10.0 million
May 30, 2027	$10.0 million

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The Multiple Advance Note bears annual interest at a rate of 8.5% which is computed on the basis of a 30/360-day year and actual days elapsed and is payable semi-annually in arrears, pursuant to the terms of the Multiple Advance Note. The maturity date of the Multiple Advance Note is May 31, 2035. The Multiple Advance Note contains standard and customary events of default including, but not limited to, failure to make payments when due under the Multiple Advance Note, failure to comply with certain covenants contained in the Multiple Advance Note, or bankruptcy or insolvency of, or certain monetary judgments against the Issuer or the Company. The prior notes were cancelled and replaced by the Multiple Advance Note. Funds advanced under the Multiple Advance Note may be reinvested for a period of six years from the date of closing.

The Issuer may prepay all or a portion of the outstanding principal and accrued but unpaid interest at any time, provided that (i) if the Issuer prepays all or any portion of the Multiple Advance Note within one year from the Issue Date, the Issuer is required to pay the Investors a prepayment premium equal to two percent (2.0%) of the amount being prepaid, and (ii) if the Issuer prepays all or any portion of the Multiple Advance Note after the first anniversary of the Issue Date but on or prior to the second anniversary of the Issue Date, the Issuer is required to pay the Investors a prepayment premium equal to one percent (1.0%) of the amount being prepaid. If the Issuer elects to prepay a portion of the outstanding principal and accrued but unpaid interest, then in no event can such prepayment be for an amount less than $1.0 million.

The various equity interests that were assigned by the Company to the Issuer on or about the closing date of the original financings continue to serve as collateral for the repayment of the Multiple Advance Note as does all of the issued and outstanding capital stock of the Issuer owned by the Company, and the 320,000 Trust Preferred Securities, held by the Issuer. As of March 31, 2026, the Issuer was in compliance with all applicable covenants under the Multiple Advance Note, and an additional $20.0 million was advanced under the facility in $10.0 million increments in October 2025 and March 2026.

As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Report on Form 10-K, on September 3, 2025, the Alerus Loan Parties under the Revolving Credit Agreement with Alerus entered into Amendment No. 5 to Credit Agreement, the Amended and Restated Revolving Credit Note, and the Amended and Restated Term Note A. Pursuant to Amendment No. 5 to Credit Agreement, the Overline Note provisions and note were eliminated. Pursuant to the Amended and Restated Revolving Credit Note, the revolving credit commitment to make revolving credit loans and to issue letters of credit was increased to an aggregate principal amount not to exceed $20.0 million. The interest rate on the Revolving Credit Note was decreased to the greater of 5.00% or 1-month SOFR plus 1.90%. The maturity date was extended to August 28, 2027. The financial covenants are to be measured semi-annually at December and March of each year and the Alerus Loan Parties are to deliver quarterly financial statements to Alerus. Pursuant to the Amended and Restated Term Note A, Term Note A was amended and restated by the Alerus Loan Parties in the principal amount of $9.2 million. The maturity date remains August 15, 2029. The Term Note A interest rate was revised to 1-month SOFR plus 2.00%. As of December 31, 2025, the Company was in compliance with all covenants applicable under the Revolving Credit Agreement, the Amended and Restated Revolving Credit Note, and the Amended and Restated Term Note A.

As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Report on Form 10-K, on November 24, 2025, the Company's wholly-owned subsidiary ATA 22.1 entered into a $6.0 million term loan with Alerus. The loan proceeds were used to repay amounts due on the $3.5 million term loan from Bridgewater Bank. The new term loan is due on or before November 24, 2032 and has an interest rate of the greater of 5.00% or 1-month SOFR plus 1.90%. Interest on the outstanding principal amount of the loan is due on the 15th day of each month and annual principal payments are due on September 30th of each year, commencing September 2026. The loan may be prepaid at any time without penalty. The loan is secured by all the assets and membership interests of ATA 22.1 and 200,000 shares of TruPs owned by ATA 22.1, as well as an investment account of Air T. Events of default of the loan are enumerated in the loan agreement, including, among other events, the failure to pay an amount due timely or a change of control transaction. The covenants include: (i) affirmative covenants such as notice, reporting and financial statement delivery requirements, inspection rights, compliance with environmental laws, performance of contracts and a liquidity requirement of not less than $0.4 million; and, (ii) negative covenants such as a limitation on debt and liens, merger or change of control and limitations on investments, dispositions, sales/leasebacks, restricted payments, prepayments or amendments of debt and transactions with affiliates and restrictive agreements. As of March 31, 2026, ATA 22.1 and the Company were in compliance with all financial and non-financial covenants applicable under the term loan.

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As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Report on Form 10-K, on November 24, 2025, Contrail entered into a Master Loan Agreement and Supplement No. 1 to Master Loan Agreement (collectively the "Master Loan Agreement") with Alerus. The agreement provides for a $15.0 million revolving loan facility that is evidenced by a Promissory Note Revolving Note dated November 24, 2025 in the principal amount of $15.0 million. The funds are to be used for the purchases of engines and working capital needs. The revolving loan carries interest at the rate of 1-month SOFR plus 3.11% and the loan requires payments of interest only until maturity at November 24, 2027. There is no penalty on prepayment and the loan includes a 30-day resting period requirement if Contrail's debt service coverage ratio exceeds 1.25 to 1.00. The loan contains normal and customary default provisions and is secured by a security interest in all of Contrail's assets. In addition, the loan is secured by a payment guaranty of Air T, in an aggregate amount not to exceed $2.0 million plus collection and collateral recovery costs. The Master Loan Agreement contains additional terms regarding the transaction, including affirmative covenants such as a requirement related to the delivery of annual audited and quarterly unaudited financial statements of Contrail and Air T; the right to inspect, examine and appraise collateral; insurance requirements as well as negative covenants such as making restricted payments other than permitted redemptions, indebtedness, mergers and acquisitions, investments, lines of business and transactions with affiliates as well as change of control restrictions. As of March 31, 2026, Contrail and the Company were in compliance with all financial and non-financial covenants applicable under the Master Loan Agreement.

As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Report on Form 10-K, on December 15, 2025, the Company and its wholly-owned subsidiary Air T Acquisition 25.1, LLC ("ATA 25.1"), entered into a Note Purchase Agreement (the "Agreement") with two Institutional Investors (the "Investors"), which Investors had previously entered into the Third Note Purchase Agreement with the Company. Pursuant to the Agreement, ATA 25.1 issued to the Investors a 11.5% Senior Secured Note due December 15, 2031 in the aggregate principal amount of $40.0 million (the "Investor Note"). The loan proceeds were made immediately available to ATA 25.1's wholly-owned subsidiary Air T Lending 25.1, LLC, ("ATL 25.1") and used to provide financing to Rex pursuant to the Syndicated Loan Note Subscription Agreement – Project Mustang dated December 17, 2025 between and among ATL 25.1, Rex and additional parties (the "New Cap Note Facility"). The New Cap Note Facility provides a A$50.0 million line of credit, matures on December 15, 2030, and bears interest at 12.0% per annum. Interest on the New Cap Note Facility must be paid equally between cash and capitalization (i.e., paid-in-kind through the issuance of additional debt), during the initial period, as defined in the Intercreditor Deed (i.e., the period commencing on December 17, 2025 and ending on the earlier of the date the applicable availability period in the New Facility Agreement (as defined below) has ended and the facilities under such loan agreement are fully drawn). Interest under the New Cap Note Facility is first payable on December 31, 2025, and such interest is payable quarterly thereafter. The New Cap Note Facility further permits the Rex Companies to incur other unsecured financial indebtedness up to an aggregate limit of A$10.0 million. Interest on the Investor Note accrues at the rate of 11.5% per annum on the basis of a 30/360-day year (and actual days elapsed) and is payable quarterly in arrears. The Investor Note matures on December 15, 2031 and may not be prepaid, in whole or in part, prior to June 15, 2027 unless the prepayment premium specified therein has been paid. The Investor Note is secured by a pledge of all equity interests of ATA 25.1 and is guaranteed by the Company, which guarantee generally covers 25% of principal and interest due under the Investor Note and related documents. The Agreement includes customary covenants and events of default and restricts, among other things, change of control transactions, dividends and other restricted payments by ATA 25.1. In connection with the Investor Note, the Company, ATA 25.1, Air T Rex Acquisition, Inc., a wholly-owned subsidiary of ATA 25.1 ("Air T Rex"), and the Investors entered into a Contingent Payment Agreement that provides the Investors with the right to receive up to A$8.0 million (the "Maximum Contingent Payment Amount") of contingent payments after the Investor Note has been repaid in full, based on the gross revenues of Air T Rex and its direct and indirect subsidiaries on a consolidated basis. Upon full repayment of the Investor Note, ATA 25.1 shall pay the Investors contingent payments equal to 0.5% of the aggregate gross revenue of Air T Rex and its direct and indirect subsidiaries for each fiscal year beginning with the year the Investor Note has been repaid in full and continuing until the Investors have received an aggregate of the Maximum Contingent Payment Amount. Each annual payment is capped at A$2.0 million, with any excess above the cap treated as a rollover amount that carries forward to subsequent years until the Maximum Contingent Payment amount is reached. The Company determined the fair value of the Contingent Payment Agreement using a Monte Carlo simulation to estimate the potential contingent payments. As of March 31, 2026, the carrying value of the Contingent Payment Agreement was $1.3 million.

As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Report on Form 10-K, in December 2025, as part of the Company's acquisition of Rex, the Company assumed approximately A$107.8 million in liabilities associated with the Commonwealth Facility Agreement originally dated November 11, 2024, with the Commonwealth of Australia, as represented by the Department of Infrastructure, Transport, Regional Development, Communications, Sport and the Arts (the "Commonwealth").

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As mentioned in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this Report on Form 10-K, in December 2025, Rex and the Commonwealth entered into (i) an amendment and restatement of the Commonwealth Facility Agreement originally dated November 11, 2024 (the "Commonwealth Term Loan"), and (ii) a new facility agreement (the "New Facility Agreement" and, together with the Commonwealth Term Loan, the "Commonwealth Facilities"). The Commonwealth Term Loan is for an initial term of 30 years and permits extension of the termination date by up to an additional 20 years (in 2 10-year increments) subject to specified conditions and required mandatory prepayments from Excess Cash Flow in accordance with the Intercreditor Deed. The Commonwealth Term Loan does not bear interest, provided that if Rex fails to maintain compliance with certain 'Rex Regional Commitments' (and a resulting event of default occurs), interest shall accrue on the outstanding principal at a rate of 2.00% per annum during the period of such non-compliance. The fair value of the Commonwealth Term Loan on the date of the Rex acquisition was approximately $22.2 million, estimated using a DCF approach, consistent with market practice and applicable accounting standards to estimate the fair value based on the absence of observable market inputs.

The New Facility Agreement bears interest at 12.0% per annum (which rate shall increase by 2.00% per annum if the Rex Companies fail to maintain compliance with certain "Rex Regional Commitments" regarding flight service levels and route profitability). The interest rate applicable to the New Facility Agreement is subject to adjustment from time to time in accordance with the Intercreditor Deed to match the interest rate applicable to the New Cap Note Facility. The New Facility Agreement matures on December 17, 2032 and provides for differing availability periods: (i) a three-year availability period for the A$40.0 million facility for engine care and maintenance; and (ii) a two-year availability period for the A$20.0 million business operations facility.

The Commonwealth Facilities are secured by general security deeds and certain real property and aircraft-related security and, among other things: (i) include a financial covenant requiring the Rex Companies to maintain a minimum cash balance of A$5.0 million at all times until the New Cap Note Facility is fully drawn, (ii) require application of Excess Cash Flow as mandatory prepayments pursuant to the Intercreditor Deed, (iii) under the New Facility Agreement, provide for mandatory prepayments from asset sale proceeds, insurance proceeds not applied to repair or replacement, and Excess Cash Flow, (iv) restrict the sale or disposal of assets outside the ordinary course of business, subject to a basket for disposals where the market value or consideration does not exceed A$1.0 million in any financial year; and (v) under the Commonwealth Term Loan, requires mandatory prepayments from Excess Cash Flow in accordance with the Intercreditor Deed. As of March 31, 2026, the Rex Companies were in compliance with all financial and non-financial covenants applicable under the Commonwealth Facilities, including the Rex Regional Commitments and minimum cash balance requirements.

The Company believes that it has sufficient cash on hand and available liquidity, to meet its obligations as they become due in the ordinary course of business for at least 12 months following the date these financial statements are issued.

Cash Flows

Following is a table of changes in cash flow for the fiscal years ended March 31, 2026 and 2025 (in thousands):

	Year Ended March 31,		Change
	2026	2025	
Net cash (used in) provided by operating activities	$ (25,044)	$ 23,496	$ (48,540)
Net cash used in investing activities	(21,803)	(20,189)	(1,614)
Net cash provided by (used in) financing activities	65,399	(4,801)	70,200
Effect of foreign currency exchange rates on cash and cash equivalents	(39)	408	(447)
Net increase (decrease) in cash and cash equivalents and restricted cash	$ 18,513	$ (1,086)	$ 19,599

Net cash used in operating activities for the fiscal year ended March 31, 2026 was $25.0 million compared to net cash provided by operating activities of $23.5 million in the prior fiscal year. The decrease of $48.5 million was primarily driven by a $44.7 million unfavorable change in inventory activity during the fiscal year ended March 31, 2026 compared to the inventory activity during the prior fiscal year and by the $11.2 million operating loss for the fiscal year ended March 31, 2026 compared to operating income of $1.9 million in the prior year period. Partially offsetting these changes was a $13.6 million favorable change in accounts payable. The increase in inventory was primarily driven by sales in excess of inventory purchases in the prior year period versus increased expansion of inventory in the current year period, while the increase in accounts payable was primarily due to the timing of payments at year end.

Net cash used in investing activities for the fiscal year ended March 31, 2026 was $21.8 million compared to $20.2 million in the prior year period. The cash used in investing activities in the current year period was primarily driven by investments in unconsolidated entities of $15.2 million, capital expenditures of $16.5 million primarily driven by purchases of engines and

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rotable assets at Rex, proceeds of $19.9 million from the sale of the two Airbus Model A321-111 aircraft, and loan advances of $1.5 million to Bloomia and another unrelated entity. Cash used in investing activities in the prior year period was primarily driven by investments in unconsolidated entities of $7.0 million and capital expenditures of $14.6 million related to the purchase of the two aircraft that were sold in the current year period.

Net cash provided by financing activities for the fiscal year ended March 31, 2026 was $65.4 million compared to net cash used in financing activities of $4.8 million in the prior year period. The increase was primarily due to a $51.4 million increase and $19.7 million decrease in proceeds and payments, respectively, on the Company's term loans.

Off-Balance Sheet Arrangements

The Company defines an off-balance sheet arrangement as any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity, or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the Company. The Company is not currently engaged in the use of any of these arrangements.

Systems and Network Security

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect or prevent all attempts to compromise our systems, including hacking, viruses, malicious software, break-ins, phishing attacks, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of client information or other interruption to our business operations. As techniques used to obtain unauthorized access to sabotage systems change frequently and may not be known until launched against us or our third-party service providers, we may be unable to anticipate, or implement adequate measures to protect against these attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liability, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us or other participants, or the communication infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

Supply Chain and Inflation

In fiscal 2026, we faced sourcing challenges that impacted our ability to procure raw materials and certain commodities, which resulted in delays and increased costs. These disruptions were driven by supply chain market constraints and macroeconomic conditions, including inflation and labor market shortages. High inflation increased material and component prices, labor rates and supplier costs, and put pressure on our margins. Current geopolitical conditions, including conflicts and other causes of strained intercountry relations, as well as sanctions and other trade restrictive activities, are contributing to these supply chain issues. The fluidity of this situation precludes any prediction as to the ultimate adverse impact of these issues on economic and market conditions and our businesses in particular, and, as a result, presents material uncertainty and risk with respect to us and our results of operations.

Non-GAAP Financial Measures

The Company uses adjusted earnings before taxes, interest, and depreciation and amortization ("Adjusted EBITDA"), a non-GAAP financial measure as defined by the SEC, to evaluate the Company's financial performance. This performance measure is not defined by accounting principles generally accepted in the U.S. and should be considered in addition to, and not in lieu of, GAAP financial measures.

Adjusted EBITDA is defined as earnings before taxes, interest, and depreciation and amortization, adjusted for specified items. The Company calculates Adjusted EBITDA by removing the impact of specific items and adding back the amounts of interest expense and depreciation and amortization to earnings before income taxes. When calculating Adjusted EBITDA, the Company does not add back depreciation expense for assets that are on lease, as the Company believes this expense matches with the corresponding revenue earned on leased assets.

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Management believes that Adjusted EBITDA is a useful measure of the Company's performance because it provides investors additional information about the Company's operations allowing better evaluation of underlying business performance and better period-to-period comparability. We may periodically review and update our non-GAAP financial measures based on our determination of their relevance to our business which could result in the addition or elimination of select non-GAAP financial measures in the future. Adjusted EBITDA is not intended to replace or be an alternative to operating income (loss), the most directly comparable amounts reported under GAAP.

The tables below provide a reconciliation of operating income (loss) to Adjusted EBITDA for the fiscal years ended March 31, 2026 and 2025 (in thousands):

	Year Ended	
	March 31, 2026	March 31, 2025
Operating (loss) income	$ (11,197)	$ 1,908
Depreciation and amortization (excluding leased assets depreciation)[1]	11,661	2,998
Inventory write-down and reserves	850	1,463
(Gain) loss on sale of property and equipment	(65)	15
Securities issuance expenses	136	212
Share-based compensation	175	88
Severance expenses	100	244
Earnout remeasurement	(666)	435
Landholder duty charges	3,444	—
Acquisition and integration expenses	5,687	—
Adjusted EBITDA	**$ 10,125**	**$ 7,363**

(1) There was depreciation expense of $0.7 million and $1.4 million excluded during the fiscal years ended March 31, 2026 and 2025, respectively.

Issuer and guarantor subsidiary summarized information

Air T Funding is a statutory business trust formed under Delaware law in September 2018. Air T Funding exists for the exclusive purposes of (i) issuing and selling its Alpha Income Trust Preferred Securities (also referred to as the 8.0% Cumulative Securities, Capital Securities or "Trust Preferred Securities"), par value $25.00 per share, (ii) using the proceeds from the sale of the Trust Preferred Securities to acquire Junior Subordinated Debentures issued by the Company, and (iii) engaging in only those other activities necessary, advisable or incidental thereto (such as registering the transfer of the Trust Preferred Securities). Accordingly, the Junior Subordinated Debentures are the sole assets of Air T Funding, and payments by the Company under the Junior Subordinated Debentures and a related expense agreement are the sole revenues of Air T Funding. Air T Funding's business and affairs are conducted by a Property Trustee, a Delaware Trustee and two individual Administrative Trustees who are officers of Air T.

Distributions on the Trust Preferred Securities are payable to record holders at the annual rate of 8% of the stated $25.00 liquidation amount, payable quarterly in arrears on the 15th day of February, May, August, and November in each year. The Trust Preferred Securities issued by the Trust are fully and unconditionally and jointly and severally guaranteed on a senior unsecured basis by Air T. Air T guarantees the payment of distributions by Air T Funding and payments on liquidation or redemption of the Trust Preferred Securities (subordinate to the right to payment of senior and subordinated debt of Air T, as defined in Note 13 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report). If Air T Funding has insufficient funds to pay distributions on the Trust Preferred Securities (i.e., if Air T has failed to make required payments under the Junior Subordinated Debentures), a holder of the Trust Preferred Securities would have the right to institute a legal proceeding directly against Air T to enforce payment of such distributions.

All of the common securities of Air T Funding are owned by Air T. The common securities rank pari passu, and payments will be made thereon pro rata, with the Trust Preferred Securities, except that upon the occurrence and during the continuance of an event of default under the Trust Agreement, as amended resulting from an event of default under the indenture, the rights of the Company as holder of the common securities to payment in respect of distributions and payments upon liquidation, redemption or otherwise would be subordinated to the rights of the holders of the Trust Preferred Securities.

The Company has an optional right to repay the Junior Subordinated Debentures (i) to Air T Funding on or after June 7, 2024, in whole at any time or in part from time to time at a redemption price equal to the accrued and unpaid interest on the Junior

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Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof, or (ii) at any time, in whole (but not in part), upon the occurrence of a Tax Event, an Investment Company Event or a Capital Treatment Event (each as defined in the indenture) at a redemption price equal to the accrued and unpaid interest on the Junior Subordinated Debentures so redeemed to the date fixed for redemption, plus 100% of the principal amount thereof. In the event a Tax Event, an Investment Company Event or Capital Treatment Event has occurred and is continuing and the Company does not elect to redeem the Junior Subordinated Debentures and thereby cause a mandatory redemption of the Trust Preferred Securities or to liquidate Air T Funding and cause the Junior Subordinated Debentures to be distributed to holders of the Trust securities in liquidation of Air T Funding, such Trust Preferred Securities will remain outstanding and additional sums may be payable on the Junior Subordinated Debentures.

At any time on or after June 7, 2024, the Trust Preferred Securities are subject to mandatory redemption upon the Company's repayment of the Junior Subordinated Debentures at maturity or their earlier redemption in an amount equal to the amount of Junior Subordinated Debentures maturing on or being redeemed at a redemption price equal to the aggregate liquidation amount of the Trust Preferred Securities plus accumulated and unpaid distributions thereon to the date of redemption. If less than all of the Junior Subordinated Debentures are to be repaid or redeemed on a redemption date, then the proceeds from such repayment or redemption would be allocated to the redemption of the Trust Preferred Securities pro rata.

So long as no Debenture event of default has occurred and is continuing, at any time on or after June 7, 2024, the Company has the right under the indenture to defer the payment of interest on the Junior Subordinated Debentures at any time or from time to time for a period not exceeding 20 consecutive quarters with respect to each such period (each, an "Extension Period"), provided that no Extension Period may extend beyond the stated maturity of the Junior Subordinated Debentures on June 7, 2049. As a consequence of any such election, quarterly distributions on the Trust Preferred Securities will be deferred by Air T Funding during any such Extension Period. Distributions to which holders of Trust Preferred Securities are entitled will accumulate additional amounts thereon at the rate per annum of 8% thereof, compounded quarterly from the relevant Distribution Date, to the extent permitted under applicable law. During any such Extension Period, the Company may not (i) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of the Company's capital stock (which includes common and preferred stock) or (ii) make any payment of principal, interest or premium, if any, on or repay, repurchase or redeem any debt securities of the Company that rank pari passu with or junior in interest to the Junior Subordinated Debentures or make any guarantee payments with respect to any guarantee by the Company of the debt securities of any subsidiary of the Company if such guarantee ranks pari passu with or junior in interest to the Junior Subordinated Debentures (other than (a) dividends or distributions in common stock of the Company, (b) any declaration of a dividend in connection with the implementation of a stockholders' rights plan, or the issuance of stock under any such plan in the future, or the redemption or repurchase of any such rights pursuant thereto, (c) payments under the guarantee and (d) purchases of common stock for issuance under any of the Company's benefit plans for its directors, officers or employees). Prior to the termination of any such Extension Period, the Company may further extend such Extension Period, provided that such extension does not cause such Extension Period to exceed 20 consecutive quarters or extend beyond the stated maturity. Upon the termination of any such Extension Period and the payment of all amounts then due, and subject to the foregoing limitations, the Company may elect to begin a new Extension Period. Subject to the foregoing, there is no limitation on the number of times that the Company may elect to begin an Extension Period. The Company has no current intention of exercising its right to defer payments of interest by extending the interest payment period on the Junior Subordinated Debentures.

Air T Funding has a term of 30 years, but may terminate earlier as provided in the Trust Agreement, as amended. The Trust Agreement was most recently amended on March 3, 2021 and on January 28, 2022 and currently allows for the issuance of up to $100.0 million of Trust Preferred Securities. As of March 31, 2026, there are $51.7 million in Trust Preferred Securities outstanding (which includes $13.0 million held by wholly-owned subsidiaries of the Company).

The Trust is a "finance subsidiary" of Air T within the meaning of Rule 3-10 of Regulation S-X under the Securities Act of 1933, as amended, and as a result the Air T Funding does not file periodic reports with the SEC under the Securities Exchange Act of 1934, as amended.

Seasonality

The ground support equipment segment business has historically been seasonal, with the revenues and operating income typically being higher in the second and third fiscal quarters as commercial deicers are typically delivered prior to the winter season.

The regional airline segment experiences seasonal variation in passenger demand. Rex's network is oriented toward business, government, and regional connectivity travel rather than leisure travel. Demand for this travel typically softens during the Australian summer when corporate and government activity slows over the December-to-March period. Adverse weather associated with the northern Australian wet season during these months can further disrupt regional flight operations.

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Consequently, Rex's weakest demand typically occurs in the latter part of our third fiscal quarter and throughout our fourth fiscal quarter, which ends March 31.

Other segments are typically not susceptible to material seasonal trends.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in Note 1 of Notes to Consolidated Financial Statements included under Part II, Item 8 of this report. The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions to determine certain assets, liabilities, revenues and expenses. Management bases these estimates and assumptions upon the best information available at the time of the estimates or assumptions. The Company's estimates and assumptions could change materially as conditions within and beyond our control change. Accordingly, actual results could differ materially from estimates. The Company believes that the following matters are its most critical accounting policies:

Inventories – Inventories are carried at the lower of cost or net realizable value. Within the Company's commercial aircraft, engines and parts segment, there are various estimates and judgments made in relief of inventory as parts are sold from established groups of parts from one engine or airframe purchase. The estimates and judgments made in relief of inventory are based on assumptions that are consistent with a market participant's future expectations for the commercial aircraft, jet engines and parts industry and the economy in general and our expected intent for the inventory. These assumptions and estimates are complex and subjective in nature. Changes in economic and operating conditions could impact the assumptions and result in future losses to our inventory.

The Company periodically evaluates the carrying value of inventory. In these evaluations, the Company is required to make estimates regarding the net realizable value, which includes the consideration of sales patterns, expected future demand, and costs to refurbish aircraft parts. Any slow moving, obsolete or damaged inventory and inventory with costs exceeding net realizable value are evaluated for write-downs. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

Business Combinations - The Company accounts for acquisitions of businesses using the acquisition method of accounting under ASC 805. Under this method, the total purchase consideration is allocated to the tangible and intangible assets acquired and the liabilities assumed based on their estimated fair values at the acquisition date. Any excess of the purchase consideration over the estimated fair value of the net identifiable assets acquired is recorded as goodwill whereas any excess of the estimated fair value of the net identifiable assets acquired over the purchase consideration is recorded as a bargain purchase gain. Acquisition-related transaction costs are expensed as incurred.

Determining the fair value of assets acquired and liabilities assumed requires management to make significant estimates and assumptions, particularly with respect to acquired intangible assets, such as customer relationships, developed technology, and trade names, and the CFA debt. These fair values are generally estimated using income-based valuation approaches—such as the multi-period excess earnings method or the relief-from-royalty method—which rely on assumptions including projected revenues and cash flows, revenue growth rates, customer attrition rates, royalty rates, the economic useful life of the asset, and the discount rate applied to future cash flows. Management may engage independent third-party valuation specialists to assist in these determinations.

Contingent consideration arising from a business combination is recognized at its acquisition-date fair value and remeasured to fair value at each subsequent reporting date until settled, with changes recognized in earnings.

The Company finalizes its purchase price allocation within the measurement period, which may extend up to one year from the acquisition date, as additional information about facts and circumstances existing at the acquisition date is obtained. Because these estimates and assumptions are inherently uncertain, the use of different assumptions could result in materially different fair values, which would affect the amounts recorded as goodwill, identifiable intangible assets, and bargain purchase gains, as well as future amortization and potential impairment charges.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk.*

The Company is subject to the risk of fluctuating interest rates in the normal course of business, primarily as a result of its variable rate borrowing. The Company has entered into variable to fixed rate interest-rate swap agreements on certain obligations to effectively reduce its exposure to interest rate fluctuations.

52

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Item 8. *Financial Statements and Supplementary Data.*

INDEX TO FINANCIAL STATEMENTS

	Page
AIR T, INC. CONSOLIDATED FINANCIAL STATEMENTS	
Report of Independent Registered Public Accounting Firm	55
Consolidated Statements of Income (Loss) for the Years Ended March 31, 2026 and 2025	58
Consolidated Statements of Comprehensive Income (Loss) for the Years Ended March 31, 2026 and 2025	59
Consolidated Balance Sheets as of March 31, 2026 and 2025	60
Consolidated Statements of Cash Flows for the Years Ended March 31, 2026 and 2025	61
Consolidated Statements of Equity for the Years Ended March 31, 2026 and 2025	62
Notes to Consolidated Financial Statements	64

54

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholders and the Board of Directors of Air T, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Air T, Inc. and subsidiaries (the "Company") as of March 31, 2026 and 2025, the related consolidated statements of income (loss), comprehensive income (loss), equity, and cash flows, for each of the two years in the period ended March 31, 2026, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Inventories, net - valuation of inventories - Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

Inventories are carried at the lower of cost or net realizable value. Within the commercial aircraft, engines, and parts reportable segment, the Company is required to make assumptions about expected profit margins used in the relief of inventory as parts are sold from established groups of parts from one engine or airframe purchase. Additionally, in its periodic evaluation of the carrying value of the inventories, the Company is required to make estimates regarding the net realizable value. These estimates include assumptions about sales patterns, expected future demand and costs to refurbish. Changes in these assumptions could have a significant impact on the valuation of inventory held by the Company's commercial aircraft, engines and parts reportable segment.

We identified the valuation of certain inventory held by the Company's commercial aircraft, engines and parts reportable segment as a critical audit matter. Given the magnitude of the inventories at certain business units, coupled with the significant judgments necessary to estimate the expected profit margins and to project sales patterns, expected future demand and costs to refurbish, auditing such estimates required a high degree of auditor judgment and an increased extent of effort when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

55

Our audit procedures related to expected profit margins utilized in the relief of inventory, and related to the sales patterns, expected future demand and costs to refurbish used in estimating the net realizable value of inventory, included the following, among others:

- We assessed the reasonableness of management's estimates of expected profit margins for a representative sample of inventories by:
    - Comparing the life-to-date profit margin on sales from the group of parts to management's initial profit margin assessment.
    - Evaluating the reasonableness of management's judgments about changes to the initial profit margin estimates, if any.
- We assessed the reasonableness of management's projections of sales patterns, expected future demand and costs to refurbish by:
    - Comparing the information to historical results of those business units.
    - Evaluating the methodology and assumptions used by, and the qualifications of, the Company's third-party valuation specialist.
    - Performing the following procedures for a representative sample of inventories:
        - Evaluating the key assumptions underlying the valuation by examining recent sales of comparable parts and component condition.
        - Utilizing historical costs to develop an independent estimate of costs necessary to refurbish the parts.
- We compared management's assumptions to market data and industry forecasts.

Regional Express Holdings Pty Ltd Acquisition — Valuation of the Commonwealth Facility Agreement assumed - Refer to Notes 1 and 2 to the financial statements

Critical Audit Matter Description

On December 18, 2025, the Company completed the acquisition of Regional Express Holdings Pty Ltd ("Rex") for approximately $1, with the Company assuming $71.2 million (face value) in liabilities associated with the Commonwealth Facility Agreement ("CFA Debt"), with the Commonwealth of Australia. The Company accounted for the acquisition under the acquisition method of accounting for business combinations.

The total consideration for the Rex acquisition includes the nominal equity purchase price and cash consideration transferred to creditors and the assumption of the CFA Debt. For purposes of determining the fair value of the assumed CFA Debt, the Company utilized a discounted cash flow ("DCF") approach, consistent with market practice and applicable accounting standards to estimate the fair value based on the absence of observable market inputs. The DCF values the forecasted cash flows related to Rex operations that are required to be used to prepay the note over its term. The fair value of the debt would have been different if there was a significant change to the cash flows for prepayment and the discount rate applied to the cash flows. The CFA Debt has an initial term of 30 years and permits extension of the termination date by up to an additional 20 years (in two 10-year increments) subject to specified conditions and requires mandatory prepayments from Excess Cash Flow in accordance with the Intercreditor Deed. The CFA Debt does not bear interest, provided that if the Rex fails to maintain compliance with certain 'Rex Regional Commitments' (and a resulting event of default occurs), interest shall accrue on the outstanding principal at a rate of 2.00% per annum during the period of such non-compliance. As of the acquisition date, the fair value of the CFA Debt was $22.2 million.

We identified the valuation of the CFA Debt assumed by the Company as a critical audit matter because of the significant estimates and assumptions management made to determine the fair value of the liability. This required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists when performing audit procedures to evaluate the reasonableness of management's forecasts of future cash flow to determine the extent and timing of debt repayments.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future cash flows for the CFA Debt assumed included the following, among others:

- We evaluated the reasonableness of management's cash flow forecasts by comparing the forecasts to (1) historical operating results of Rex, (2) approved forecasts, (3) internal communications to management and the board of directors, and (4) industry reports containing analyses of the commercial airline industry.

56

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AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

	Year Ended March 31,	
(In thousands, except per share data)	2026	2025
Operating Revenues:		
Overnight air cargo	$ 123,696	$ 124,031
Ground support equipment	47,185	38,940
Commercial aircraft, engines and parts	86,919	118,215
Digital solutions	9,081	7,268
Regional airline	55,314	—
Corporate and other	4,895	3,396
	327,090	291,850
Operating Expenses:		
Overnight air cargo	104,100	104,760
Ground support equipment	36,726	33,994
Commercial aircraft, engines and parts	61,579	84,896
Digital solutions	3,589	2,462
Regional airline (exclusive of depreciation)	44,878	—
Corporate and other	1,935	1,191
General and administrative	80,840	57,848
Depreciation and amortization	12,340	4,356
Earnout remeasurement	(666)	435
	345,321	289,942
Gain on sale of aircraft on lease	7,034	—
Operating (Loss) Income	(11,197)	1,908
Non-operating (Expense) Income:		
Interest expense	(12,040)	(8,387)
(Loss) income from equity method investments	(1,740)	1,700
Gain on bargain purchase	111,190	—
Other	(193)	(209)
	97,217	(6,896)
Earnings (Loss) before income taxes	86,020	(4,988)
Income Tax Expense	1,369	423
Net Income (Loss)	84,651	(5,411)
Net Income Attributable to Non-controlling Interests	(6,668)	(729)
Net Income (Loss) Attributable to Air T, Inc. Stockholders	$ 77,983	$ (6,140)
Earnings (Loss) per share (Note 21)		
Basic	$ 28.85	$ (2.23)
Diluted	$ 28.85	$ (2.23)
Weighted Average Shares Outstanding:		
Basic	2,703	2,750
Diluted	2,703	2,750

See notes to consolidated financial statements.

58

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Year Ended March 31,	
	2026	2025
Net income (loss)	$ 84,651	$ (5,411)
Foreign currency translation gain	4,816	407
Unrealized loss on interest rate swaps	(14)	—
Reclassification of interest rate swaps into earnings	49	(1,351)
Redemption of non-controlling interest	—	146
Allocation of comprehensive income from unconsolidated investments	229	(3)
Allocation of comprehensive income to redeemable non-controlling interests	(184)	234
Total Other Comprehensive Gain (Loss)	4,896	(567)
Total Comprehensive Income (Loss)	89,547	(5,978)
Comprehensive Income Attributable to Non-controlling Interests	(6,668)	(729)
Comprehensive Income (Loss) Attributable to Air T, Inc. Stockholders	$ 82,879	$ (6,707)

See notes to consolidated financial statements.

59

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)		March 31, 2026		March 31, 2025
ASSETS				
Current Assets:				
Cash and cash equivalents	$	20,332	$	5,932
Marketable securities		1,026		422
Restricted cash		4,938		575
Restricted investments		—		683
Accounts receivable, net of allowance for doubtful accounts of $1,614 and $1,338		39,889		23,917
Income tax receivable		196		681
Inventories, net		77,127		38,516
Prepaid expenses		8,851		3,103
Other current assets		7,617		4,678
Total Current Assets		159,976		78,507
Non-current notes receivable - CAM		1,160		2,500
Non-current notes receivable - Bloomia		3,600		3,350
Debt investment (Note 9)		9,286		—
Assets on lease or held for lease, net of accumulated depreciation of $60 and $1,451		—		14,662
Property and equipment, net of accumulated depreciation of $18,571 and $9,240		162,024		20,285
Intangible assets, net of accumulated amortization of $8,046 and $6,330		13,029		10,020
Right-of-use ("ROU") assets		14,594		13,274
Equity method investments		26,068		19,003
Goodwill		11,818		10,542
Other assets		7,568		1,635
Total Assets	$	409,123	$	173,778
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	36,971	$	17,782
Income tax payable		687		—
Accrued expenses and other (Note 11)		49,717		16,691
Current portion of long-term debt		3,633		9,099
Current portion of long-term debt - related party (Note 13)		915		1,282
Current portion of earnout liability		198		430
Short-term lease liability		3,403		2,377
Total Current Liabilities		95,524		47,661
Long-term debt		204,563		101,226
Long-term debt - related party (Note 13)		—		3,288
Deferred income tax liabilities, net		3,359		2,249
Long-term lease liability		12,189		11,843
Long-term earnout liability		244		1,109
Other non-current liabilities		2,023		866
Total Liabilities		317,902		168,242
Redeemable non-controlling interests		10,346		7,054
Commitments and contingencies (Note 22)				
Equity (Deficit):				
Air T, Inc. Stockholders' (Deficit) Equity:				
Preferred stock, $1.00 par value, 4,000,000 and 2,000,000 shares authorized		—		—
Common stock, $0.25 par value; 4,000,000 shares authorized, 3,030,245 and 3,030,245 shares issued, 2,701,375 and 2,702,639 shares outstanding		758		758
Treasury stock, 328,870 shares at $19.56 and 327,606 shares at $19.55		(6,432)		(6,404)
Additional paid-in capital		1,122		947
Retained earnings		80,113		2,130
Accumulated other comprehensive income (loss)		4,249		(647)
Total Air T, Inc. Stockholders' Equity (Deficit)		79,810		(3,216)
Non-controlling Interests		1,065		1,698
Total Equity (Deficit)		80,875		(1,518)
Total Liabilities and Equity	$	409,123	$	173,778

See notes to consolidated financial statements.

60

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended March 31,	
(In thousands)	2026	2025
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 84,651	$ (5,411)
Adjustments to reconcile Net Income (Loss) to net cash (used in) provided by operating activities:		
Depreciation and amortization	12,340	4,356
Loss (Income) from equity method investments	1,740	(1,700)
Gain on sale of aircraft on lease	(7,034)	—
Gain on bargain purchase	(111,190)	—
Other	4,813	3,832
Change in operating assets and liabilities:		
Accounts receivable	(3,347)	(1,808)
Inventories	(24,091)	20,630
Accounts payable	16,341	2,710
Accrued expenses	5,761	1,087
Other current assets	(2,851)	264
Other	(2,177)	(464)
Net cash (used in) provided by operating activities	(25,044)	23,496
CASH FLOWS FROM INVESTING ACTIVITIES:		
Investment in unconsolidated entities	(15,249)	(7,027)
Distribution from unconsolidated entities	5,441	6,030
Capital expenditures related to property & equipment	(16,483)	(1,081)
Capital expenditures related to assets on lease or held for lease	—	(14,598)
Proceeds from sale of aircraft on lease	19,889	—
Loan advances to Bloomia	(1,450)	(3,750)
Loan advances to other unrelated entity	(9,286)	—
Proceeds from notes receivable - CAM and Bloomia	2,540	400
Acquisition of businesses, net of cash acquired	(6,710)	—
Other	(495)	(163)
Net cash used in investing activities	(21,803)	(20,189)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from lines of credit	144,976	136,515
Payments on lines of credit	(135,527)	(131,376)
Proceeds from term loan	76,320	24,877
Payments on term loan	(15,389)	(35,040)
Payments on term loan - related party	(3,655)	—
Proceeds from issuance of Trust Preferred Securities ("TruPs")	3,101	910
Repurchase of common stock	(28)	(1,445)
Distribution to non-controlling interest	(3,685)	(489)
Other	(714)	1,247
Net cash provided by (used in) financing activities	65,399	(4,801)
Effect of foreign currency exchange rates on cash and cash equivalents	(39)	408
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	18,513	(1,086)
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	6,757	7,843
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	$ 25,270	$ 6,757
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Operating cash payments for operating leases	$ 3,664	$ 2,260
Cash paid during the year for income taxes	$ 850	$ 983
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD:		
Cash and cash equivalents	$ 5,932	
Restricted cash, current	575	
Restricted cash, long-term[(a)]	250	
Total cash and cash equivalents and restricted cash at beginning of period	$ 6,757	

[(a)] Included in other assets on the consolidated balance sheets.

See notes to consolidated financial statements.

61

AIR T, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITY

(In thousands)	Common Stock		Treasury Stock						
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests[1]	Total Equity
Balance, March 31, 2025	3,030	$ 758	328	$ (6,404)	$ 947	$ 2,130	$ (647)	$ 1,698	$ (1,518)
Net income[1]	—	—	—	—	—	77,983	—	2,415	80,398
Distributions to non-controlling interests	—	—	—	—	—	—	—	(3,094)	(3,094)
Repurchase of common stock	—	—	1	(28)	—		—	—	(28)
Stock compensation expense	—	—	—	—	175	—	—	—	175
Foreign currency translation gain[2]	—	—	—	—	—	—	4,816	—	4,816
Unrealized loss on interest rate swaps	—	—	—	—	—	—	(14)	—	(14)
Reclassification of interest rate swaps into earnings	—	—	—	—	—	—	49	—	49
Allocation of comprehensive income from unconsolidated investments	—	—	—	—	—	—	229	—	229
Allocation of comprehensive income to redeemable non-controlling interests	—	—	—	—	—	—	(184)	—	(184)
ATA 25.1 warrants (Note 22)	—	—	—	—	—	—	—	46	46
Balance, March 31, 2026	3,030	$ 758	329	$ (6,432)	$ 1,122	$ 80,113	$ 4,249	$ 1,065	$ 80,875

(1) Excludes amount attributable to redeemable non-controlling interests in Contrail Aviation Support, LLC ("Contrail") and Shanwick B.V. ("Shanwick")
(2) Cumulative translation adjustments were at a gain of $4.5 million and loss of $0.4 million as of March 31, 2026 and March 31, 2025, respectively.

See notes to consolidated financial statements.

62

(In thousands)	Common Stock		Treasury Stock						
	Shares	Amount	Shares	Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interests[1]	Total Equity
Balance, March 31, 2024	3,030	$ 758	257	$ (4,959)	$ 859	$ 8,192	$ (80)	$ 1,050	$ 5,820
Net loss (income)[1]	—	—	—	—	—	(6,140)	—	16	(6,124)
Declared distributions to non-controlling interests	—	—	—	—	—	—	—	(98)	(98)
Repurchase of common stock	—	—	71	(1,445)	—	—	—	—	(1,445)
Stock option forfeiture (Note 15)	—	—	—	—	(54)	—	—	—	(54)
Stock compensation expense	—	—	—	—	142	—	—	—	142
Foreign currency translation gain	—	—	—	—	—	—	407	—	407
Redemption of non-controlling interest	—	—	—	—	—	78	146	—	224
Unrealized gain on interest rate swaps	—	—	—	—	—	—	—	—	—
Reclassification of interest rate swaps into earnings	—	—	—	—	—	—	(1,351)	—	(1,351)
Initial consolidation of CASP, LLC	—	—	—	—	—	—	—	730	730
Allocation of comprehensive income from unconsolidated investments	—	—	—	—	—	—	(3)	—	(3)
Allocation of comprehensive income to redeemable non-controlling interests	—	—	—	—	—	—	234	—	234
Balance, March 31, 2025	3,030	$ 758	328	$ (6,404)	$ 947	$ 2,130	$ (647)	$ 1,698	$ (1,518)

(1) Excludes amount attributable to redeemable non-controlling interests in Contrail Aviation Support, LLC ("Contrail") and Shanwick B.V. ("Shanwick")

See notes to consolidated financial statements.

63

AIR T, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2026 AND 2025

Air T, Inc. (the "Company," "Air T," "we" or "us" or "our") is a holding company with a portfolio of operating businesses and financial assets. Our goal is to identify and empower dynamic individuals and high-performance teams to operate a growing portfolio of aviation and aviation-related businesses, allocating capital to build enterprises that generate long-term cash flow and value for stockholders.

We currently operate in five reportable segments:

- Overnight air cargo, which operates in the air express delivery services industry;
- Ground support equipment, which manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers;
- Commercial aircraft, engines and parts, which manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines and;
- Digital solutions, which develops and provides digital aviation and other business services to customers within the aviation industry to generate recurring subscription revenues; and
- Regional airline, which provides scheduled regional passenger freight and charter airline services and pilot trainings in Australia, operating a fleet of Saab 340 aircraft serving regional communities and connecting passengers to major metropolitan centers.

The Company additionally has a central corporate function that acts as the capital allocator and resource for other consolidated businesses, referred to as Corporate and other. Further, Corporate and other also comprises insignificant businesses and business interests.

Each business segment has separate management teams and infrastructures that offer different products and services. We evaluate the performance of our business segments based on operating income and Adjusted EBITDA.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation – The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries as well as its non-wholly owned subsidiaries, Contrail, Shanwick and Delphax. All material intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to the prior period amounts to conform to the current presentation.

Accounting Estimates – The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts of assets and liabilities and amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company believes the estimates and assumptions underlying the Company's consolidated financial statements are reasonable and supportable based on the information available as of March 31, 2026.

Segments - The Company has five reportable operating segments: overnight air cargo, ground support equipment, commercial aircraft, engines and parts, digital solutions, and regional airline. Regional airline is a new segment for the year ended March 31, 2026. This segment includes the operations acquired in connection with the Company's acquisition of Regional Express Holdings Pty Ltd ("Rex") on December 18, 2025. The Company assesses the performance of these segments on an individual basis (see Note 20).

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker ("CODM") is its Chief Executive Officer. The Company's Chief Executive Officer reviews financial information by reportable segment for purposes of allocating resources and evaluating financial performance. Each reportable segment has separate management teams and infrastructures that offer

64

different products and services. We evaluate the performance of our reportable segments based on operating income (loss) and Adjusted EBITDA.

Variable Interest Entities – In accordance with the applicable accounting guidance for the consolidation of variable interest entities, the Company analyzes its variable interests to determine if an entity in which we have a variable interest is a variable interest entity. Our analysis includes both quantitative and qualitative reviews to determine if we must consolidate a variable interest entity as its primary beneficiary.

Business Combinations – The Company accounts for business combinations in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 805, *Business Combinations*. Consistent with ASC 805, the Company accounts for each business combination by applying the acquisition method. Under the acquisition method, the Company records the identifiable assets acquired and liabilities assumed at their respective fair values on the acquisition date. Goodwill is recognized for the excess of the purchase consideration over the fair value of identifiable net assets acquired. Included in purchase consideration is the estimated acquisition date fair value of any earn-out obligation incurred. For business combinations where non-controlling interests remain after the acquisition, assets (including goodwill) and liabilities of the acquired business are recorded at the full fair value and the portion of the acquisition date fair value attributable to non-controlling interests is recorded as a separate line item within the equity section or, as applicable to redeemable non-controlling interests, between the liabilities and equity sections of the Company's consolidated balance sheets.

The acquisition method permits the Company a period of time after the acquisition date during which the Company may adjust the provisional amounts recognized in a business combination. This period of time is referred to as the "measurement period". The measurement period provides an acquirer with a reasonable time to obtain the information necessary to identify and measure the assets acquired and liabilities assumed. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete. Accordingly, the Company is required to recognize adjustments to the provisional amounts, with a corresponding adjustment to goodwill, in the reporting period in which the adjustments to the provisional amounts are determined. Thus, the Company would adjust its consolidated financial statements as needed, including recognizing in its current-period earnings the full effect of changes in depreciation, amortization, or other income effects, by line item, if any, as a result of the change to the provisional amounts calculated as if the accounting had been completed at the acquisition date.

Income statement activity of an acquired business is reflected within the Company's consolidated statements of income (loss) commencing with the date of acquisition. Amounts for pre-acquisition periods are excluded.

Acquisition-related costs are costs the Company incurs to effect a business combination. Those costs may include such items as finder's fees, advisory, legal, accounting, valuation, and other professional or consulting fees, and general administrative costs. The Company accounts for such acquisition-related costs as expenses in the period in which the costs are incurred and the services are received.

Changes in estimates of the fair value of earn-out obligations subsequent to the acquisition date are not accounted for as part of the acquisition, rather, they are recognized directly in earnings.

Cash and Cash Equivalents – Cash equivalents consist of liquid investments with maturities of three months or less when purchased.

Accounts Receivable – Accounts receivable include trade receivables from customers with stated collection terms of less than one year from the date of origination. Accounts receivable are stated net of estimated allowance for uncollectible balances.

We measure expected credit losses primarily utilizing credit loss history. In addition, our credit loss estimates consider current conditions. We charge off receivables against the allowances after reasonable collection efforts are exhausted. Below is the reconciliation for allowance for credit losses on accounts receivables for the fiscal years ended March 31, 2026 and 2025 (in thousands):

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	Year Ended March 31,	
	2026	2025
Balance at the beginning of the year	$ 1,338	$ 1,420
Provision for credit losses	289	802
Charge-offs, net of recoveries	(13)	(884)
Balance at March 31	$ 1,614	$ 1,338

Inventories – Inventories are carried at the lower of cost or net realizable value. When finished goods units are leased to customers under operating leases, the units are transferred to Assets on Lease or Held For Lease. The classification of cash flows associated with the purchase and sale of finished goods is based on the activity that is likely to be the predominant source or use of cash flows for the items. Consistent with aviation industry practice, the Company includes $20.7 million of expendable aircraft parts and supplies in current assets, although a certain portion of these inventories may not be used or sold within one year.

Within the Company's commercial aircraft, engines and parts segment, there are various estimates and judgments made in relief of inventory as parts are sold from established groups of parts from one engine or airframe purchase. The estimates and judgments made in relief of inventory are based on assumptions that are consistent with a market participant's future expectations for the commercial aircraft, jet engines and parts industry and the economy in general and our expected intent for the inventory. These assumptions and estimates are complex and subjective in nature. Changes in economic and operating conditions could impact the assumptions and result in future losses to our inventory.

The Company periodically evaluates the carrying value of inventory. In these evaluations, the Company is required to make estimates regarding the net realizable value, which includes the consideration of sales patterns and expected future demand. Any slow moving, obsolete or damaged inventory and inventory with costs exceeding net realizable value are evaluated for write-downs. These estimates could vary significantly from actual amounts based upon future economic conditions, customer inventory levels, or competitive factors that were not foreseen or did not exist when the estimated write-downs were made.

In accordance with industry practice, all inventories are classified as a current asset including portions with long production cycles, some of which may not be realized within one year.

Investments under the Equity Method – The Company utilizes the equity method to account for investments when the Company possesses the ability to exercise significant influence, but not control, over the operating and financial policies of the investee. The Company applies the equity method to investments in common stock and to other investments when such other investments possess substantially identical subordinated interests to common stock. For investments that have a different fiscal year-end, if the difference is not more than three months, the Company elects a 3-month lag to record the change in the investment.

The Company assesses the carrying value of its investments whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The recoverability is measured by comparing the carrying amount of the investment to the estimated future undiscounted cash flows of the investment, which take into account current, and expectations for future, market conditions and the Company's intent with respect to holding or disposing of the investment. Changes in economic and operating conditions that occur subsequent to a current impairment analysis and the Company's ultimate use of the investment could impact the assumptions and result in future impairment losses to the investments. If the Company's analysis indicates that the carrying value is not recoverable on an undiscounted cash flow basis, the Company will recognize an impairment loss for the amount by which the carrying value exceeds the fair value. The fair value is determined through quoted prices in active markets or various valuation techniques, including internally developed discounted cash flow models or comparable market transactions.

Goodwill - The Company evaluates goodwill on an annual basis or anytime events or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value.

The Company is permitted to first assess qualitative factors to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that the fair value of a reporting unit is less than its carrying value, including goodwill. In qualitatively evaluating whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company assesses relevant events and circumstances such as macroeconomic conditions, industry and market developments, cost factors, and the overall financial performance of the reporting unit. If, after assessing these events and circumstances, it is determined that there may be an impairment, then a quantitative analysis is performed. In the first step of the quantitative method, recoverability of goodwill is evaluated by estimating the fair value of the reporting unit's goodwill using multiple techniques,

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including a discounted cash flow model income approach and a market approach. The estimated fair value is then compared to the carrying value of the reporting unit. The Company will recognize an impairment charge for the amount by which the carrying value of the reporting unit exceeds its fair value, if any.

Intangible Assets – Amortizable intangible assets consist of acquired patents, tradenames, customer relationships, and other finite-lived identifiable intangibles. Such intangibles are initially recorded at fair value and subsequently subject to amortization. Amortization is recorded using the straight-line method over the estimated useful lives of the assets. In accordance with the applicable accounting guidance, the Company evaluates the recoverability of amortizable intangible assets whenever events occur that indicate potential impairment. In doing so, the Company assesses whether the carrying amount of the asset is unrecoverable by estimating the sum of the future cash flows expected to result from the asset, undiscounted and without interest charges. If the carrying amount is more than the recoverable amount, an impairment charge must be recognized based on the estimated fair value of the asset.

The estimated amortizable lives of the principal intangible asset classifications are as follows:

Principal Intangible Asset Classification	Estimated Useful
Purchased software	3 years
Internally developed software	10-15 years
In-place lease and other intangibles	Over lease term
Trade names	5 years
Certification	5 years
Non-compete	5 years
License	5 years
Patents	9 years
Customer relationships	10-15 years

Debt Investments – The Company classifies its debt securities as held-to-maturity, meaning it has the positive intent and ability to hold until maturity. On measurement, held-to-maturity securities are recorded at amortized cost, adjusted for the amortization of any accretion of premiums or discounts. Premiums and discounts are amortized or accreted over the life of the security as a yield adjustment using the effective-interest method.

A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities' fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in. There has been no other than temporary impairment recorded in association with the Company's debt investments.

Property and Equipment and Assets on Lease or Held for Lease – Property and equipment is stated initially at cost, or fair value if purchased as part of a business combination. Depreciation and amortization are provided on a straight-line basis over the asset's useful life.

The estimated depreciable lives of the principal property and equipment classifications are as follows:

Principal Property and Equipment Classification	Estimated Useful Life
Furniture, fixtures, and equipment	3 - 10 years
Leasehold improvements	Lease term or 10 years
Buildings	30 years
Aircraft, engines, and related rotable parts	4 - 5 years

Engine assets on lease or held for lease are stated at cost, less accumulated depreciation. Certain costs incurred in connection with the acquisition of engine assets are capitalized as part of the cost of such assets. If assets are not actively being leased (i.e. held for lease), then they are not being depreciated. Major overhauls which improve functionality or extend original useful life

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are capitalized and depreciated over the engine assets' useful life to a residual value. The Company depreciates the engines on a straight-line basis over the assets' useful life from the acquisition date to a residual value. The Company adjusts its estimates annually for older generation assets, including updating estimates of an engine's or aircraft's remaining operating life. The Company believes this methodology accurately reflects the typical holding period for the assets and that the residual value assumption, which is dependent on the Company's eventual plan for the engine assets (i.e. whole asset sale, part-out, etc.), reasonably approximates the selling price of the assets.

When engine assets are committed for sales, the assets are transferred to inventory. The classification of cash flows associated with the purchase and sale of engine assets is based on the activity that is likely to be the predominant source or use of cash flows for the items.

The Company assesses long-lived assets for impairment when events and circumstances indicate the assets may be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amount. When evaluating the future cash flows that an asset will generate, we make assumptions regarding the lease market for specific engine models, including estimates of market lease rates and future demand. These assumptions are based upon lease rates that we are obtaining in the current market as well as our expectation of future demand for the specific engine/aircraft model. We determine fair value of the assets by reference to independent appraisals, quoted market prices (e.g., an offer to purchase) and other factors such as current data from manufacturers as well as specific market sales. In the event it is determined that the carrying values of long-lived assets are in excess of the estimated undiscounted cash flows from those assets, the Company then will write-down the value of the assets by the excess of carrying value over fair value.

Accounting for Debt - Trust Preferred Securities and Warrant Liability – On April 24, 2024, the Company entered into an At the Market Offering Agreement (the "ATM Agreement") with Ascendiant Capital Markets, LLC (the "sales agent" or "Ascendiant"), pursuant to which it may sell and issue its TruPs having an aggregate offering price of up to $8.0 million over a 12-month period of time. The Company has no obligation to sell any TruPs, and may at any time suspend offers under the ATM Agreement or terminate the ATM Agreement.

These TruPs are mandatorily redeemable preferred security obligations of the Company. In accordance with ASC 480, the Company presented mandatorily redeemable preferred securities that do not contain a conversion option as a liability on the balance sheet. Further, as the redemption date and the redemption amount are both fixed, in accordance with ASC 825, we measured these TruPs at the present value of the amount to be paid at settlement, discounted by using the implicit rate at inception.

Income Taxes – Income taxes have been provided using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax laws and rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

A valuation allowance against net deferred tax assets is recorded when it is more likely than not that such assets will not be fully realized. Tax credits are accounted for as a reduction of income taxes in the year in which the credit originates. All deferred income taxes are classified as non-current in the consolidated balance sheets. The Company recognizes the benefit of a tax position taken on a tax return, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. An uncertain income tax position is not recognized if it has a less than a 50% likelihood of being sustained.

Lessee Arrangements – The majority of our leases have a lease term of two to five years; however, we have certain leases with terms of up to thirty years. Many of our leases include options to extend the lease for an additional period. The lease term for all of the Company's leases includes the non-cancellable period of the lease, plus any additional periods covered by either a Company option to extend the lease that the Company is reasonably certain to exercise, or an option to extend the lease controlled by the lessor that is considered likely to be exercised.

Payments due under the lease contracts include fixed payments plus, for some of our leases, variable payments. Variable payments are typically operating costs associated with the underlying asset and are recognized when the event, activity, or circumstance in the lease agreement on which those payments are assessed occurs. Our leases do not contain residual value guarantees.

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The Company has elected to combine lease and non-lease components as a single component and not to recognize leases on the balance sheet with an initial term of one year or less.

The interest rate implicit in lease contracts is typically not readily determinable, and as such the Company utilizes the incremental borrowing rate to calculate lease liabilities, which is the rate incurred to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment.

Accounting for Redeemable Non-Controlling Interest – In 2016, in connection with the Company's acquisition of Contrail, Contrail entered into an Operating Agreement (the "Operating Agreement") with the Seller providing for the governance of and the terms of membership interests in Contrail. The Operating Agreement includes put and call options ("Contrail Put/Call Option") with regard to the 21% non-controlling interest originally retained by the Seller. The Seller is the founder of Contrail and its current Chief Executive Officer. The Contrail Put/Call Option permits the Seller to require Contrail to purchase all of the Seller's equity membership interests in Contrail commencing on the fifth anniversary of the acquisition, which was on July 18, 2021. On May 30, 2024, Contrail entered into a Membership Interest Redemption and Earnout Agreement (the "Redemption Agreement") with the Seller. Pursuant to the Redemption Agreement, Contrail agreed to purchase and redeem from the Seller, 16% of its 21% interest in Contrail, with the earnout period being retroactive to April 1, 2024. In connection with the Redemption Agreement, the parties agreed to certain technical amendments to the First Amended and Restated Operating Agreement of Contrail and entered into a new Put and Call Agreement with respect to the remaining 5% interest in Contrail held by the Seller.

Per the Operating Agreement, Contrail's non-controlling interest is redeemable at an amount other than fair value, which is equal to 5% of the Contrail Equity Value, which is defined as an amount equal to nine times the average Adjusted EBITDA of Contrail's most recent three completed fiscal years at the time an option notice is delivered. The purchase price for the 5% interest is to be paid in equal quarterly installments over a three-year period, together with interest at the then current ten-year Treasury bond yield plus 2.5% adjusted annually.

In February 2022, in connection with the Company's acquisition of GdW, a consolidated subsidiary of Shanwick, the Company entered into a shareholder agreement with the 30.0% non-controlling interest owners of Shanwick, providing for the governance of and the terms of membership interests in Shanwick. The shareholder agreement includes the Shanwick Put/Call Option with regard to the 30.0% non-controlling interest. The non-controlling interest holders are the executive management of the underlying business. The Shanwick Put/Call Option grants the Company an option to purchase the 30.0% interest at the call option price that equals the average earnings before interest and taxes ("EBIT") over the three Financial Years prior to the exercise of the Call Option multiplied by eight. In addition, the Shanwick Put/Call Option also grants the non-controlling interest owners an option to require the Company to purchase from them their respective ownership interests at the Put Option price, that is equal to the average EBIT over the three Financial Years prior to the exercise of the Put Option multiplied by seven and one-half. The Call Option and the Put Option may be exercised at any time from the fifth anniversary of the shareholder agreement and then only at the end of each fiscal year of Air T ("Shanwick RNCI").

Applicable accounting guidance requires an equity instrument that is redeemable for cash or other assets to be classified outside of permanent equity if it is redeemable (a) at a fixed or determinable price on a fixed or determinable date, (b) at the option of the holder, or (c) upon the occurrence of an event that is not solely within the control of the issuer. As a result of this feature, the Company recorded the non-controlling interests as redeemable and classified them in temporary equity within its Consolidated Balance Sheets. Initial measurement of the redeemable non-controlling interests is at their acquisition-date fair value. Because the redeemable non-controlling interests are redeemable at an amount other than fair value, subsequent measurement is to be measured at the greater of the carrying value in accordance with ASC 810-10 measurement guidance or the redemption value in accordance with ASC 480-10. Refer to Note 22 for further information.

Revenue Recognition – Substantially all of the Company's revenue is derived from contracts with an initial expected duration of one year or less. As a result, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of transaction price, to expense costs incurred to obtain a contract, and to not disclose the value of unsatisfied performance obligations. We evaluate gross versus net presentation on revenues from products or services purchased and resold in accordance with the revenue recognition criteria outlined in ASC 606-10, *Principal Agent Considerations.*

The Company, under the terms of its overnight air cargo dry-lease service contracts, passes through to its air cargo customer certain cost components of its operations without markup. The cost of fuel, landing fees, outside maintenance, parts and certain other direct operating costs are included in operating expenses and billed to the customer, at cost, and included in overnight air cargo revenue on the accompanying statements of income (loss). These pass-through costs totaled $45.9 million and $39.9 million for the years ended March 31, 2026 and 2025, respectively.

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Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU 2023-09- Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The amendments in this Update require the addition of specific categories to be disclosed in the rate reconciliation if they meet a quantitative threshold, disclosure of disaggregated income taxes paid to federal, state, and foreign jurisdictions, and disclosure of income or loss disaggregated by federal, state, and foreign jurisdictions. The Company adopted this guidance for the fiscal year ended March 31, 2026. Refer to Note 18 for more information.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03- Income Statement- Reporting Comprehensive Income- Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses. The amendments in this Update require disaggregated disclosure of income statement expenses for public business entities. The Update does not change the expense captions an entity presents on the face of the income statement; rather, it requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of this amendment on its consolidated financial statements and disclosures.

In September 2025, the FASB issued ASU 2025-06- Intangibles- Goodwill and Other- Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The amendments in this update modernize the accounting guidance for the costs to develop software for internal use. The new guidance amends the existing standard that refers to various stages of a software development project to align with current software development methods, such as agile programming. For public business entities, the amendments in this update are effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods. The Company is currently evaluating the impact of this amendment on its consolidated financial statements and disclosures.

2. ACQUISITIONS

2025 Royal Aircraft Services, LLC Acquisition

On May 15, 2025, Mountain Air Cargo, Inc. (“MAC”), a wholly-owned subsidiary of Air T, Inc., completed the acquisition of Royal Aircraft Services, LLC ("Royal"), a privately-held aircraft maintenance and repair company based in Hagerstown, Maryland for a purchase price of $1.2 million, net of cash acquired. The assets and liabilities of Royal were recorded at their estimated fair values at the date of acquisition and were not material, individually or in the aggregate, to the unaudited consolidated financial statements. The acquired business is included in overnight air cargo segment.

2025 Rex Acquisition

On December 18, 2025, Air T Rex Acquisition, Inc., a wholly owned subsidiary of the Company (the "Purchaser" or "Air T Rex"), completed the acquisition of substantially all of the outstanding capital stock of Rex, an Australian regional airline operator, pursuant to a share purchase agreement (the "Acquisition"). At the time of the Acquisition, Rex was subject to voluntary administration proceedings in Australia, which commenced on July 30, 2024. Voluntary administration in Australia is a formal insolvency process comparable to Chapter 11 bankruptcy proceedings in the United States, wherein court-appointed administrators assume control of the debtor entity's operations and assets. The Acquisition represents the Company's entry into the Australian regional airline market and expands the Company's international aviation services portfolio.

The Acquisition was structured as a share purchase for nominal consideration of approximately $1, with the Company assuming A$107.8 million, or approximately US$71.2 million of face-value liabilities associated with the Commonwealth Facility Agreement (as defined above, the "CFA Debt") originally dated November 11, 2024, with the Commonwealth of Australia, as represented by the Department of Infrastructure, Transport, Regional Development, Communications, Sport and the Arts (the “Commonwealth”).

The transaction was executed pursuant to a Deed of Company Arrangement ("DOCA"), a formal agreement between an insolvent company and its creditors that is approved by the creditors and supervised by the appointed administrators under Australian insolvency law. A key feature of the transaction structure was the establishment of a creditors trust designed to ring-fence pre-existing creditor claims and segregate funds allocated for their settlement ("the Creditors Trust"). This structure

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enabled Rex to exit voluntary administration and resume operations without the encumbrance of legacy creditor claims against the ongoing business.

In a voluntary administration proceeding, creditors effectively become the economic owners of the business, possessing the right to vote on the DOCA, approve the sale transaction, and receive distributions from the transaction proceeds. Accordingly, the Company has determined that the settlement of creditor claims pursuant to the DOCA constitutes consideration transferred to the previous economic owners of Rex for accounting purposes. The total consideration for the Acquisition includes the nominal equity purchase price and cash consideration transferred to creditors and the assumption of the CFA Debt. For purposes of determining the fair value of the assumed CFA Debt, the Company utilized a discounted cash flow ("DCF") approach, consistent with market practice and applicable accounting standards to estimate the fair value based on the absence of observable market inputs. The DCF values the forecasted cash flows related to Rex operations that are required to be used to prepay the note over its term. The fair value of the debt would have been different if there was a significant change to the cash flows for prepayment and the discount rate applied to the cash flows. The CFA Debt has an initial term of 30 years, permits extension of the termination date by up to an additional 20 years (in two 10-year increments) subject to specified conditions, and requires mandatory prepayments from Excess Cash Flow in accordance with the Intercreditor Deed. The CFA Debt does not bear interest, provided that if Rex fails to maintain compliance with certain 'Rex Regional Commitments' (and a resulting event of default occurs), interest shall accrue on the outstanding principal at a rate of 2.00% per annum during the period of such non-compliance. As of the acquisition date, the fair value of the CFA Debt was $22.2 million.

The Acquisition was funded through a combination of cash on hand and net proceeds received on December 15, 2025 through a Note Purchase Agreement with two Institutional Investors, as further discussed in Note 13. Total cash consideration paid is summarized in the table below (in thousands):

Nominal equity value	$	—
Air T's payment to the Creditors Trust		10,174
Consideration paid	$	10,174

The Acquisition was accounted for as a business combination using the acquisition method of accounting in accordance with ASC 805, Business Combinations ("ASC 805"). The current acquisition-date fair values of the tangible assets and identifiable intangible assets acquired and liabilities assumed were determined with the assistance of independent third-party valuation specialists, and were reviewed and approved by management with respect to the valuation methodologies and significant assumptions used. Assets acquired and liabilities assumed were recognized and measured in accordance with applicable accounting guidance.

The following table summarizes the current acquisition-date fair values of the assets acquired and liabilities assumed as of December 18, 2025 (in thousands):

Fair value of assets acquired and liabilities assumed:		
Assets:		
Cash and cash equivalents	$	75
Restricted cash		4,668
Accounts receivable, net		16,368
Aircraft Parts and supplies		14,562
Property and equipment, net		
Aircraft		70,385
Spare aircraft engines		21,762
Rotable aircraft parts		22,942
Land and buildings		12,659
Other property, plant and equipment		3,862
Intangible assets, net		3,215
ROU assets		3,539
Other non-current assets		2,950
Total Assets		176,987

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Liabilities:		
Accounts payable		2,795
Deferred revenue		16,018
Accrued expenses and other		9,888
Short-term lease liability		800
CFA Debt		22,203
Long-term lease liability		2,739
Other non-current liabilities		1,180
Total Liabilities		55,623
Net Assets	$	121,364

The Company is continuing to evaluate the fair values of aircraft and related equipment, ROU assets and lease liabilities, certain accrued liabilities and contingencies arising from the administration process, and income tax balances. Changes to these estimates during the measurement period may result in material adjustments to the fair value of assets acquired and liabilities assumed.

Assets acquired and liabilities assumed were recorded in the accompanying consolidated balance sheet at their acquisition-date fair values as of December 18, 2025. The current purchase price allocation resulted in a $111.2 million bargain purchase gain due to Rex's distressed financial condition and the administrators' determination, following a formal bidding process, that the Company's offer represented the optimal outcome for Rex's creditors.

During the twelve months ended March 31, 2026, the Company incurred transaction costs of $3.3 million, which were expensed and included as a component of general and administrative expense in the consolidated statements of income (loss).

Total purchase consideration	$	10,174
Less: Net assets acquired		(121,364)
Bargain purchase gain	$	(111,190)

Based on internal assessments as well as discussions with the Rex business's management, the Company has identified the following significant tangible assets recorded within property and equipment: aircraft, spare aircraft engines, rotable aircraft parts, land and buildings and other property, plant and equipment. The estimated useful lives over which the tangible assets will be amortized are as follows: aircraft (4.4 years), spare aircraft engines (4.2 years), rotable aircraft parts (4.1 years), buildings (24.2 years) and other property, plant and equipment, which primarily consists of furniture and fixtures, computer equipment and motor vehicles (2.2 years).

As of the effective date of the Acquisition, identifiable intangible assets are required to be measured at fair value, and these assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these consolidated financial statements, the fair value and weighted-average useful lives of these intangible assets have been estimated using variations of the income approach. Significant inputs used to value these intangible assets include projections of future cash flows, long-term growth rates, customer attrition rates, discount rates, royalty rates, and applicable income tax rates.

The following table sets forth the operating results of Rex that are included in the Company's consolidated statements of income, inclusive of intercompany transactions, for the period beginning on December 18, 2025 and ending on March 31, 2026:

March 31, 2026 (in thousands):		Income Statement Post-Acquisition
Revenue	$	55,314
Net loss		(16,653)

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Pro forma consolidated financial information

The following unaudited pro forma consolidated financial information reflects the results of operations of the Company for the twelve months ending March 31, 2026 and 2025 as if the Acquisition had occurred on April 1, 2024:

	Twelve Months Ended March 31,			
		2026		2025
Net revenues	$	492,116	$	482,538
Operating loss		(14,995)		(10,359)
Net Income (Loss)		(28,949)		91,568
Net Income (Loss) per share:				
Basic	$	(10.71)	$	33.30
Diluted	$	(10.71)	$	33.30

The unaudited pro forma consolidated results for the twelve months ending March 31, 2026 and 2025 were prepared using the acquisition method of accounting and are based on the historical financial information of Rex and the Company. The historical financial information has been adjusted to give effect to pro forma adjustments that are: (i) directly attributable to the acquisition, (ii) factually supportable and (iii) expected to have a continuing impact on the combined results. The unaudited pro forma consolidated results are not necessarily indicative of what the Company's consolidated results of operations actually would have been had it completed the acquisition on April 1, 2024. The bargain purchase gain recognized in the current period, has been reflected in the unaudited pro forma consolidated financial information as if the acquisition had occurred on April 1, 2024.

3. MAJOR CUSTOMER

35% and 39% of the Company's consolidated revenues were derived from services performed for FedEx by the Company's overnight air cargo segment during the fiscal years ended March 31, 2026 and 2025, respectively. 14% and 35% of the Company's consolidated accounts receivable at March 31, 2026 and 2025, respectively, were due from FedEx Corporation.

4% and 13% of the Company's consolidated revenues were derived from services performed for American Airlines Corporation by the Company's commercial aircraft, engines and parts and ground support equipment segments in fiscal 2026 and 2025, respectively. 9% and 19% of the Company's consolidated accounts receivable at March 31, 2026 and 2025, respectively, were due from American Airlines Corporation.

4. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures and reports financial assets and liabilities at fair value. Fair value measurement is classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets Measured and Recorded at Fair Value on a Recurring Basis

The following consolidated balance sheet items are measured at fair value on a recurring basis (in thousands):

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	Fair Value Measurements at March 31,	
	2026	2025
Marketable securities (including restricted investments) (Level 1)	$ 1,026	$ 1,105
Contrail earnout (Level 3)	442	1,539

The fair value of Contrail's earnout is valued using an income approach and is classified as Level 3 in the hierarchy. See Note 22.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, restricted cash, accounts receivable, notes receivable and accounts payable approximate their fair values at March 31, 2026 and 2025.

5. INVENTORIES

Inventories consisted of the following (in thousands):

	Year Ended March 31,	
	2026	2025
Inventories:		
Raw materials	$ 5,252	$ 6,928
Work in process	2,357	2,342
Finished goods	4,406	5,358
Aircraft parts for sale	49,553	28,794
Expendable parts	20,745	—
Total inventories	82,313	43,422
Reserves	(5,186)	(4,906)
Total inventories, net of reserves	$ 77,127	$ 38,516

A write-down of $0.9 million and $1.5 million was recorded on the inventory of the commercial aircraft, engines and parts segment during the fiscal years ended March 31, 2026 and March 31, 2025, respectively. The write-downs were attributable to our evaluation of the carrying value of inventory as of each period end, where we compared its cost to its net realizable value and considered factors such as physical condition, sales patterns and expected future demand to estimate the amount necessary to write down any slow moving, obsolete or damaged inventory.

6. LESSOR ARRANGEMENTS

Equipment Leases

The Company leases equipment to third parties, primarily through Contrail. Leases for aircraft and engines to aviation customers typically have terms ranging from one and four years under operating lease agreements. The Company depreciates aircraft and engines on a straight-line basis over the assets' useful life from the acquisition date to an estimated residual value.

For the assets currently on lease, there are no options for the lessees to purchase the assets at the end of the lease term. Depreciation expense relating to equipment leases during the fiscal years ended March 31, 2026 and 2025 was $0.7 million and $1.5 million, respectively.

Future minimum undiscounted rental payments to be received do not include contingent rentals that may be received under certain leases because amounts are based on usage. Earned contingent rent on equipment leases totaled approximately $0.5 million and $1.1 million during the fiscal years ended March 31, 2026 and 2025, respectively. Future minimum lease payments under the leased equipment are $0.2 million.

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On August 26, 2024, Contrail executed the operating agreement for CASP Leasing I, LLC ("CASP"), a newly-created and 95% owned subsidiary of Contrail. Shortly thereafter, on August 29, 2024, CASP entered into two purchase agreements to acquire, and subsequently lease, two Airbus Model A321-111 aircraft. On July 15, 2025, CASP completed the sale of these two aircraft, including their associated engines, for a total contracted sales price exceeding $25.0 million. In connection with the sale, CASP executed assignment, assumption, and amendment agreements under the existing leases, thereby transferring all lessor rights and obligations to the purchaser. After applying purchase price adjustments for deposits and rent payments as described in the sale and purchase agreements, CASP received net closing proceeds of $19.9 million and recognized a gain of $7.0 million which is presented as gain on sale of aircraft on lease on the consolidated statements of income (loss).

Office leases

The Company leases offices to third parties with lease terms of up to twenty-nine years under operating lease agreements. For the offices currently on lease, there are no options for the lessees to purchase the spaces at the end of the leases. Our contractual obligations for offices currently on lease can include termination and renewal options. We utilize the reasonably certain threshold criteria in determining which options our customers will exercise.

The Company recognized rental and other revenues related to operating lease payments of $1.7 million, of which variable lease payments were $0.7 million, during both fiscal years ended March 31, 2026 and 2025. Future minimum rental payments to be received do not include variable lease payments that may be received under certain leases because amounts are based on usage. The following table sets forth the undiscounted cash flows for future minimum base rents to be received from customers for office leases in effect as of March 31, 2026:

Year Ended March 31,		
2027	$	990
2028		849
2029		774
2030		743
2031		673
Thereafter		1,151
Total	$	5,180

7. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following (in thousands):

	Year Ended March 31,			
		2026		**2025**
Furniture, fixtures and equipment	$	10,983	$	7,282
Leasehold improvements		9,011		8,393
Land and buildings		27,348		13,850
Aircraft, engines, and related rotable		133,253		—
		180,595		29,525
Accumulated depreciation		(18,571)		(9,240)
Property and equipment, net	$	162,024	$	20,285

During the fiscal years ended March 31, 2026 and 2025, depreciation on property and equipment amounted to $10.2 million and $1.7 million, respectively.

8. INTANGIBLE ASSETS AND GOODWILL

Intangible assets consisted of the following (in thousands):

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	March 31, 2026		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased software	$ 889	$ (681)	$ 208
Internally developed software	5,196	(1,574)	3,622
In-place lease and other intangibles	1,094	(557)	537
Customer relationships	8,446	(2,707)	5,739
Patents	1,139	(1,118)	21
Government contracts	716	(195)	521
Tradenames	1,233	(46)	1,187
Other	1,551	(1,168)	383
	20,264	(8,046)	12,218
In-process software	811	—	811
Intangible assets, total	$ 21,075	$ (8,046)	$ 13,029

	March 31, 2025		
	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Purchased software	$ 865	$ (549)	$ 316
Internally developed software	3,658	(1,111)	2,547
In-place lease and other intangibles	1,094	(460)	634
Customer relationships	8,012	(2,007)	6,005
Patents	1,139	(1,114)	25
Government contracts	—	—	—
Tradenames	—	—	—
Other	1,512	(1,089)	423
	16,280	(6,330)	9,950
In-process software	70	—	70
Intangible assets, total	$ 16,350	$ (6,330)	$ 10,020

The increase in customer relationships from March 31, 2025 to March 31, 2026 relates to changes in foreign currency translation adjustments.

Intangible assets obtained through the acquisition of Rex and recognized at acquisition date fair value included government contracts, tradenames, and internally developed software totaling $0.7 million, $1.2 million, and $1.4 million, respectively. The estimated useful lives over which the intangible assets will be amortized are as follows: government contracts (1.0 years), tradenames (7.5 years), and internally developed software (5.0 years). The weighted average amortization period is 5.1 years. Refer to Note 2 for additional information on the acquisition of Rex.

Based on the intangible assets recorded at March 31, 2026 and assuming no subsequent additions to, or impairment of the underlying assets, and no changes in foreign currency exchange rates. the remaining estimated annual amortization expense is as follows (in thousands):

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		Amortization
2027	$	2,150
2028		1,548
2029		1,458
2030		1,450
2031		1,370
Thereafter		4,242
	$	12,218

Amortization expense totaled $1.6 million and $1.2 million for the fiscal years ended March 31, 2026 and 2025.

The carrying amount of goodwill as of March 31, 2026 and March 31, 2025 was $11.8 million and $10.5 million, respectively. The increase from the prior fiscal year end balance is attributable to the Royal acquisition within the overnight air cargo segment (as described in Note 2) of $1.0 million and the $0.3 million change in foreign currency translation adjustments related to the goodwill balance at Shanwick within the digital solutions segment. There was no impairment to goodwill during the twelve months ended March 31, 2026.

Goodwill for relevant segments and corporate and other, at original cost, consists of the following (in thousands):

	March 31, 2026		March 31, 2025	
Overnight air cargo	$	1,113	$	76
Commercial aircraft, engines and parts		4,227		4,227
Digital solutions		6,478		6,239
Total reportable segment goodwill, at cost		11,818		10,542
Corporate and other		376		376
Less accumulated impairment		(376)		(376)
Goodwill, net of impairment	$	11,818	$	10,542

9. DEBT INVESTMENT

On February 12, 2026, the Company's wholly owned subsidiary AAM 24-1 entered into a profit participation note receivable (the "PPN") through executing a Note Subscription Agreement with Blue Crest Prospector Pico Duarte Designated Activity Company. The maximum principal amount of the PPN is up to $100.0 million, of which AAM 24-1 is required to participate for 20% of the amount, or $20.0 million. As a PPN, there is no stated interest rate and interest is accrued as 100% of the accounting profits as calculated for Irish tax purposes. The PPN and all accrued and unpaid interest mature 20 years from the date of issuance. The Payments under the note shall be subordinated to any senior debt. As of March 31, 2026 the principal and accrued but unpaid interest outstanding was $9.3 million.

10. EQUITY METHOD INVESTMENTS

Bloomia Holdings, Inc. investment

The Company’s investment in Bloomia (NASDAQ: TULP), formerly Lendway, Inc. ("Lendway"), formerly Insignia Systems, Inc. ("Insignia"), is accounted for under the equity method of accounting. The Company has elected a three-month lag upon adoption of the equity method. As of March 31, 2026, the number of Bloomia's shares owned by the Company was 487,000, representing approximately 28% of the outstanding shares. As of March 31, 2026, the Company's net investment basis in Bloomia is zero.

On August 15, 2024, the Company entered into a delayed draw term loan with Bloomia for up to $2.5 million with an interest rate of 8.0% (the "Delayed Draw Term Loan"). On September 27, 2024 and January 15, 2025, the borrowing limit was increased to $3.5 million and $3.8 million, respectively. The Delayed Draw Term Loan limit increases were provided to assist with inventory purchases during the growing season and operating expenses as needed. All outstanding principal and accrued

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interest will become due and payable to the Company on the maturity date, which is earlier of August 15, 2029 or by written demand of the Company after February 15, 2026. As of March 31, 2026, $2.5 million of the principal balance remains outstanding and $0.3 million of interest has been accrued.

On September 15, 2025, Bloomia expanded its financing by entering into three promissory notes totaling $4.0 million among three of the largest shareholders, where Air T provided $1.1 million of additional funding (the "Promissory Note"). The notes were issued to Bloomia to assist with inventory purchase for the growing season and operating expenses as needed. The promissory note bears interest at a rate of 13.5% with all outstanding principal and accrued interest due on the maturity date, which is June 1, 2027. Prior to the maturity date, Bloomia may prepay any accrued interest or principal outstanding without penalty. As of March 31, 2026, $1.1 million of the principal balance remains outstanding and minimal interest has been accrued. Refer to Note 25 for further discussion of conversion of the notes with Bloomia into additional shares of Bloomia's common stock.

Due to the continued subordinated financial support, Bloomia is a variable interest entity to which the Company holds several variable interests. The Company has determined that it is not the primary beneficiary, as it does not control Bloomia's Board of Directors, which is the party with the power to direct the activities that most significantly impact the economic performance of Bloomia. Additionally, the Company's exposure to variability of Bloomia is limited to its 28% ownership in Bloomia's common stock and a total of $4.0 million of notes receivable and accrued interest from Bloomia. Accordingly, the Company does not consolidate Bloomia and will continue to account for its investment using the equity method of accounting.

Cadillac Casting, Inc. investment

The Company's 20.1% investment in CCI is accounted for under the equity method of accounting. Due to differing fiscal year-ends, the Company has elected a three-month lag to record the CCI investment at cost, with a basis difference of $0.3 million.

Blue Crest Aviation Partners 2025-01 LLC investment

In August 2025, the Company entered into an Amended and Restated Limited Liability Company Agreement as one of three investor members in Blue Crest Aviation Partners 2025-01 LLC ("BCAP"). BCAP was formed as a series LLC to function as an aircraft capital joint venture targeting investments in mid-life commercial jet aircraft on lease to airlines globally. The Company's initial investor interest in BCAP was represented by a capital commitment of $5.1 million, which represents 10.0% of all capital commitments for BCAP. The Company elected a three-month lag upon adoption of the equity method.

Crestone Asset Management, LLC investment

In May 2021, the Company formed an aircraft asset management business called Crestone Asset Management, LLC, and an aircraft capital joint venture called Crestone JV II LLC. The venture focuses on acquiring commercial aircraft and jet engines for leasing, trading and disassembly. The joint venture, CJVII, was formed as a series LLC ("CJVII Series"). It consists of several individual series that target investments in current generation narrow-body aircraft and engines. CAM was formed to serve two separate and distinct functions: 1) to direct the sourcing, acquisition and management of aircraft assets owned by CJVII Series as governed by the Management Agreement between CJVII and CAM ("Asset Management Function"), and 2) to directly invest into CJVII Series alongside other institutional investment partners ("Investment Function").

CAM has two classes of equity interests: 1) common interests and 2) investor interests. Neither interest votes as the entity is operated by a Board of Directors. The common interests of CAM relate to its Asset Management Function. The investor interests of CAM relate to the Company's and Mill Road Capital's ("MRC") investments through CAM into CJVII (the Investment Function) and ultimately into the individual CJVII Series. With regard to CAM's common interests, the Company currently owns 90% of the economic common interests in CAM, and MRC owns the remaining 10%. MRC invested $1.0 million directly into CAM in exchange for 10% of the common interests. For the Asset Management Function, CAM receives origination fees, management fees, consignment fees (where applicable) and a carried interest from the direct investors into each CJVII Series. Such fee income and carried interest will be distributed to the Company and MRC in proportion to their respective common interests.

The Company determined that CAM is a variable interest entity and that the Company is not the primary beneficiary. This is primarily the result of the Company's conclusion that it does not control CAM's Board of Directors, which has the power to direct the activities that most significantly impact the economic performance of CAM. Accordingly, the Company does not consolidate CAM and has determined to account for this investment using equity method accounting. The Company accounts for its investment in CAM using the hypothetical liquidation at book value ("HLBV") method without a reporting lag. The HLBV method uses a balance sheet approach to capture changes in the Company's claim on CAM's net assets from a period-

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end hypothetical liquidation at book value. This approach provides a more accurate reflection of the Company's investment in CAM, compared to recording its proportionate share of income or loss.

On October 18, 2024, the Company entered into an unsecured promissory note with CAM for $2.5 million with an interest rate of 10.0%, through conversion of a portion of the Company's accounts receivable from CAM. All outstanding principal and accrued interest will become due and payable for the Company on the maturity date (which is October 15, 2027). Prior to the maturity, CAM may prepay any accrued interest or principal outstanding without penalty. As of March 31, 2026, $1.2 million of the principal balance and an immaterial amount of accrued and unpaid interest remains outstanding.

CAM's HLBV net assets, including common interests and investor interests, was $36.1 million and $37.8 million as of March 31, 2026 and 2025, respectively. Additionally, contributions from and distributions to both Air T and MRC for the fiscal year ended March 31, 2026 and 2025 are as follows (in thousands):

	Year Ended March 31,			
	2026		2025	
Contributions	$	3,555	$	7,029
Distributions	$	8,455	$	11,847

Investment balances for the Company's equity method investees as of March 31, 2026 and 2025 is as follows (in thousands):

Investment	**March 31, 2026**		**March 31, 2025**	
Bloomia	$	—	$	729
CCI		3,557		3,889
CAM		10,322		12,428
BCAP		10,909		—
Other equity method investments		1,280		1,957
Total	$	26,068	$	19,003

Net income (loss) attributable to Air T, Inc. stockholders for the Company's equity method investees, included in non-operating (expense) income on the consolidated statements of income (loss), including basis difference adjustments and other comprehensive income adjustments, were as follows (in thousands):

	Year Ended March 31,			
Investment	2026		2025	
Bloomia	$	(771)	$	(1,609)
CCI		(332)		165
CAM		(360)		2,919
BCAP		(436)		—
Other equity method investments		388		225
Total	$	(1,511)	$	1,700

The Company's equity method investees may, from time to time, make distributions and dividends to the Company in accordance with accumulated earnings at the investee. For the fiscal years ended March 31, 2026 and 2025, the Company received distributions and dividends from equity method investees as follows (in thousands):

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11. ACCRUED EXPENSES

Accrued expenses consisted of the following (in thousands):

	March 31, 2026	March 31, 2025
Salaries, wages and related items	$ 15,774	$ 6,235
Profit sharing and bonus	4,416	2,980
Other deposits	849	513
Deferred income	22,153	3,686
Accrued interest expense	3,542	955
Other	2,983	2,322
Total	$ 49,717	$ 16,691

12. LESSEE ARRANGEMENTS

The Company has operating leases for the use of real estate, machinery, and office equipment.

The components of lease cost for the fiscal years ended March 31, 2026 and 2025 were as follows (in thousands):

	Year Ended March 31,	
	2026	2025
Operating lease cost	$ 3,860	$ 3,121
Short-term lease cost	1,429	1,111
Variable lease cost	1,207	1,049
Total lease cost	$ 6,496	$ 5,281

Amounts reported in the consolidated balance sheets for leases where we are the lessee were as follows (in thousands):

	March 31, 2026	March 31, 2025
Operating leases		
Operating lease ROU assets	$ 14,594	$ 13,274
Operating lease liabilities	$ 15,592	$ 14,220
Weighted-average remaining lease term		
Operating leases	9 years, 10 months	10 years, 3 months
Weighted-average discount rate		
Operating leases	7.33 %	5.67 %

During the fiscal years ended March 31, 2026 and 2025, the Company had ROU assets that were obtained in exchange for new operating lease liabilities in the amount of $4.0 million and $4.1 million, respectively, of which $3.8 million was obtained through the acquisitions of Royal and Rex during the fiscal year ended March 31, 2026.

Maturities of lease liabilities under non-cancellable leases where we are the lessee as of March 31, 2026 are as follows (in thousands):

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Fiscal		Operating Leases
2027	$	4,374
2028		3,713
2029		2,342
2030		1,228
2031		760
Thereafter		9,257
Total undiscounted lease payments		21,674
Interest		(6,082)
Total lease liabilities	$	15,592

13. FINANCING ARRANGEMENTS

Borrowings of the Company and its subsidiaries are summarized below.

In connection with the acquisition of Royal on May 15, 2025, Air'Zona, CSA, GGS, MAC, WASI, Worthington, Jet Yard, Jet Yard Solutions, and Royal ("the Alerus Loan Parties") under the Revolving Credit Agreement with Alerus entered into Amendment No. 4 to Credit Agreement and Consent and Term Loan C with Alerus in the amount of $1.1 million. The purpose of the Amendment and Term Note was to provide a term loan to finance the full purchase price of the acquisition, to add Royal as an Alerus Loan Party to the Alerus credit agreement, as amended and to memorialize Alerus' consent to the Royal acquisition. The new term loan matures May 15, 2030 and bears interest at the greater of 5.00% or the CME one-month term SOFR rate plus 2.25%. The term loan is secured by the terms of the Security Agreement dated as of August 29, 2024.

On May 30, 2025, the Company, along with AAM 24-1 (the "Issuer"), entered into new transaction documents with two Institutional Investors that replaced the Second Note Purchase Agreement ("Second NPA") transaction documents. Pursuant to the Third Note Purchase Agreement ("Third NPA") with the Institutional Investors, the Issuer agreed to issue and sell a Multiple Advance Senior Secured Note in an aggregate principal amount of up to $100.0 million (the "Multiple Advance Note"). For purposes of clarity and the avoidance of doubt, as of the closing date, the Institutional Investors advanced an additional $10.0 million to the Issuer and, as of May 30, 2025, had collectively advanced under the Multiple Advance Note to the Issuer the aggregate amount of $40.0 million. Provided no default or event of default of the Issuer exists, and subject to satisfaction of all requirements for any closing as set forth in the Third NPA, the Investors are obligated to advance to the Issuer an additional aggregate $60.0 million in $10.0 million increments, each on or within fifteen days of the following dates:

September 30, 2025	$10.0 million
January 30, 2026	$10.0 million
May 30, 2026	$10.0 million
September 30, 2026	$10.0 million
January 30, 2027	$10.0 million
May 30, 2027	$10.0 million

The Multiple Advance Note bears annual interest at a rate of 8.5% which is computed on the basis of a 30/360-day year and actual days elapsed and is payable semi-annually in arrears, pursuant to the terms of the Multiple Advance Note. The maturity date of the Multiple Advance Note is May 31, 2035. The Multiple Advance Note contains standard and customary events of default. The prior notes were cancelled and replaced by the Multiple Advance Note. Funds advanced under the Multiple Advance Note may be reinvested for a period of six years from the date of closing.

The Issuer may prepay all or a portion of the outstanding principal and accrued but unpaid interest at any time, provided that (i) if the Issuer prepays all or any portion of the Multiple Advance Note within one year from the Issue Date, the Issuer is required to pay the Investors a prepayment premium equal to 2.0% of the amount being prepaid, and (ii) if the Issuer prepays all or any portion of the Multiple Advance Note after the first anniversary of the Issue Date but on or prior to the second anniversary of the Issue Date, the Issuer is required to pay the Investors a prepayment premium equal to 1.0% of the amount being prepaid. If

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the Issuer elects to prepay a portion of the outstanding principal and accrued but unpaid interest, then in no event can such prepayment be for an amount less than $1.0 million.

The various equity interests that were assigned by the Company to the Issuer on or about the closing date of the original financings continue to serve as collateral for the repayment of the Multiple Advance Note as do all of the issued and outstanding capital stock of the Issuer owned by the Company, and the 320,000 Trust Preferred Securities, held by the Issuer.

On September 3, 2025, the Alerus Loan Parties under the Revolving Credit Agreement with Alerus entered into Amendment No. 5 to Credit Agreement, the Amended and Restated Revolving Credit Note, and the Amended and Restated Term Note A.

Pursuant to Amendment No. 5 to Credit Agreement, the Overline Note provisions and note were eliminated.

Pursuant to the Amended and Restated Revolving Credit Note, the revolving credit commitment to make revolving credit loans and to issue letters of credit was increased to an aggregate principal amount not to exceed $20.0 million. The interest rate on the Revolving Credit Note was decreased to the greater of 5.00% or 1-month SOFR plus 1.90%. The maturity date was extended to August 28, 2027. The financial covenants are to be measured semi-annually at December and March of each year and the Alerus Loan Parties are to deliver quarterly financial statements to Alerus.

Pursuant to the Amended and Restated Term Note A, Term Note A was amended and restated by the Alerus Loan Parties in the principal amount of $9.2 million. The maturity date remains August 15, 2029. The Term Note A interest rate was revised to 1-month SOFR plus 2.00%.

Pursuant to Amendment No. 5 to Credit Agreement, the Alerus Loan Parties must maintain a debt service coverage ratio of at least 1.25 to 1.00 measured on December 31 and March 31 of each year and a leverage ratio not to exceed 3.00 to 1.00 measured annually on March 31.

On November 24, 2025, Air T Acquisition 22.1, LLC ("ATA 22.1") entered into a $6.0 million term loan with Alerus. The loan proceeds were used to repay amounts due on the $3.5 million term loan from Bridgewater Bank. The new term loan is due on or before November 24, 2032 and has an interest rate of the greater of 5.00% or 1-month SOFR plus 1.90%. The loan may be prepaid at any time without penalty. The loan contains normal and customary default provisions and is secured by all the assets and membership interests of ATA 22.1 and 200,000 shares of TruPs owned by ATA 22.1, as well as an investment account of Air T. The loan requires ATA 22.1 to maintain marketable securities pledged as collateral in an amount that is at all times not less than the outstanding principal amount of the term loan, measured as of the end of each calendar month.

On November 24, 2025, Contrail entered into a Master Loan Agreement and Supplement No. 1 to Master Loan Agreement (collectively the “Master Loan Agreement”) with Alerus. The agreement provides for a $15.0 million revolving loan facility that is evidenced by a Promissory Note Revolving Note dated November 24, 2025 in the principal amount of $15.0 million. The funds are to be used for the purchases of engines and working capital needs. The revolving loan carries interest at the rate of 1-month SOFR plus 3.11% and the loan requires payments of interest only until maturity at November 24, 2027. There is no penalty on prepayment and the loan includes a 30 day resting period requirement if Contrail’s debt service coverage ratio exceeds 1.25 to 1.00, at any time during each annual period ending on the anniversary of the date of the revolving loan. The loan contains normal and customary default provisions and is secured by a security interest in all of Contrail’s assets. In addition, the loan is secured by a payment guaranty of Air T, in an aggregate amount not to exceed $2.0 million plus collection and collateral recovery costs. The Master Loan Agreement contains customary affirmative and negative covenants such as maintaining, as of the last day of each fiscal quarter, a quarterly rolling cash flow coverage ratio of not less than 1.25 to 1.00 and maintaining a tangible net worth of at least $15.0 million at all times.

On December 15, 2025, the Company and its wholly-owned subsidiary Air T Acquisition 25.1, LLC ("ATA 25.1"), entered into a Note Purchase Agreement (the “Agreement”) with two Institutional Investors (the "Investors"), which Investors had previously entered into the Third Note Purchase Agreement with the Company. Pursuant to the Agreement, ATA 25.1 issued to the Investors a 11.5% Senior Secured Note due December 15, 2031 in the aggregate principal amount of $40.0 million (the “Investor Note”). The loan proceeds were made immediately available to ATA 25.1’s wholly-owned subsidiary Air T Lending 25.1, LLC (“ATL 25.1”) and used to provide financing to Rex pursuant to the Syndicated Loan Note Subscription Agreement – Project Mustang dated December 17, 2025 between and among ATL 25.1, Rex and additional parties (the “New Cap Note Facility”). The New Cap Note Facility provides a A$50.0 million line of credit, matures on December 15, 2030, and bears interest at 12.0% per annum. Interest on the New Cap Note Facility must be paid equally between cash and capitalization (i.e., paid-in-kind through the issuance of additional debt), during the initial period, as defined in the Intercreditor Deed (i.e., the period commencing on December 17, 2025 and ending on the earlier of the date the applicable availability period in the New Facility Agreement (as defined below) has ended and the facilities under such loan agreement are fully drawn). Interest under the New Cap Note Facility is first payable on December 31, 2025, and such interest is payable quarterly thereafter. The New Cap Note Facility further permits the Rex Companies to incur other unsecured financial indebtedness up to an aggregate limit of A$10.0 million.

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Interest on the Investor Note accrues at the rate of 11.5% per annum on the basis of a 30/360-day year (and actual days elapsed) and is payable quarterly in arrears. The Investor Note matures on December 15, 2031 and may not be prepaid, in whole or in part, prior to June 15, 2027 unless the prepayment premium specified therein has been paid. The Investor Note is secured by a pledge of all equity interests of ATA 25.1 and is guaranteed by the Company, which guarantee generally covers 25% of principal and interest due under the Investor Note and related documents. The Agreement includes customary covenants and events of default.

In connection with the Investor Note, the Company, ATA 25.1, Air T Rex, as defined in Note 2, and the Investors entered into a Contingent Payment Agreement that provides the Investors with the right to receive up to A$8.0 million (the "Maximum Contingent Payment Amount") of contingent payments after the Investor Note has been repaid in full, based on the gross revenues of Air T Rex and its direct and indirect subsidiaries on a consolidated basis. Upon full repayment of the Investor Note, ATA 25.1 shall pay the Investors contingent payments equal to 0.5% of the aggregate gross revenue of Air T Rex and its direct and indirect subsidiaries for each fiscal year beginning with the year the Investor Note has been repaid in full and continuing until the Investors have received an aggregate of the Maximum Contingent Payment Amount. Each annual payment is capped at A$2.0 million, with any excess above the cap treated as a rollover amount that carries forward to subsequent years until the Maximum Contingent Payment amount is reached. The Company determined the fair value of the Contingent Payment Agreement using a Monte Carlo simulation to estimate the potential contingent payments, and is considered a Level 3 fair value measurement. The simulation risk-adjusted the metric forecast by the metric discount factor, determined using a short-term revenue discount rate. The fair value of the Contingent Payment Agreement would have been different if there was a significant change in estimated gross revenues and the short-term revenue discount rate. As of March 31, 2026, the carrying value of the Contingent Payment Agreement was $1.3 million.

In December 2025, as part of the Company's acquisition of Rex, further discussed in Note 2, the Company assumed approximately $71.2 million in liabilities associated with the Commonwealth Facility Agreement originally dated November 11, 2024, with the Commonwealth. The Company determined the fair value of the CFA Debt using a discounted cash flow approach, consistent with market practice and applicable accounting standards for valuing long-dated, non-tradeable debt instruments. As of March 31, 2026, the carrying value of the CFA Debt was $23.8 million.

In December 2025, Rex and the Commonwealth entered into (i) an amendment and restatement of the Commonwealth Facility Agreement originally dated November 11, 2024 (the "Commonwealth Term Loan"), and (ii) a new facility agreement (the "New Facility Agreement" and, together with the Commonwealth Term Loan, the "Commonwealth Facilities").

The Commonwealth Term Loan is for an initial term of 30 years and permits extension of the termination date by up to an additional 20 years (in two 10-year increments) subject to specified conditions and requires mandatory prepayments from Excess Cash Flow in accordance with the Intercreditor Deed. The Commonwealth Term Loan does not bear interest, provided that if Rex fails to maintain compliance with certain 'Rex Regional Commitments' (and a resulting event of default occurs), interest shall accrue on the outstanding principal at a rate of 2.00% per annum during the period of such non-compliance.

The fair value of the Commonwealth Term Loan on the date of the Rex acquisition was approximately $22.2 million, estimated using a DCF approach, consistent with market practice and applicable accounting standards to estimate the fair value based on the absence of observable market inputs, and is considered a Level 3 fair value measurement. The DCF values the forecasted cash flows related to Rex operations that are required to be used to prepay the note over its term. The fair value of the debt would have been different if there was a significant change to the cash flows for prepayment and the 15% discount rate applied to the cash flows. The face value exceeded the estimated fair value primarily due to the Commonwealth Term Loan bearing no contractual interest.

The New Facility Agreement bears interest at 12.0% per annum (which rate shall increase by 2.00% per annum if the Rex Companies fail to maintain compliance with certain "Rex Regional Commitments" regarding flight service levels and route profitability). The interest rate applicable to the New Facility Agreement is subject to adjustment from time to time in accordance with the Intercreditor Deed to match the interest rate applicable to the New Cap Note Facility. The New Facility Agreement matures on December 17, 2032 and provides for differing availability periods: (i) a three-year availability period for the A$40.0 million facility for engine care and maintenance; and (ii) a two-year availability period for the A$20.0 million business operations facility.

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The Commonwealth Facilities are secured by general security deeds and certain real property and aircraft-related security and, among other things: (i) include a financial covenant requiring the Rex Companies to maintain a minimum cash balance of A$5.0 million at all times until the New Cap Note Facility is fully drawn, (ii) require application of Excess Cash Flow as mandatory prepayments pursuant to the Intercreditor Deed, (iii) under the New Facility Agreement, provide for mandatory prepayments from asset sale proceeds, insurance proceeds not applied to repair or replacement, and Excess Cash Flow, (iv) restrict the sale or disposal of assets outside the ordinary course of business, subject to a basket for disposals where the market value or consideration does not exceed A$1.0 million in any financial year; and (v) under the Commonwealth Term Loan, requires mandatory prepayments from Excess Cash Flow in accordance with the Intercreditor Deed. Excess Cash Flow is calculated as available cash flow for that relevant period less required debt payments for that relevant period (excluding capitalized interest).

The following table provides certain information about the current financing arrangements of the Company and its subsidiaries (other than related party obligations) as of March 31, 2026 and 2025:

(In Thousands)	March 31, 2026	March 31, 2025	Maturity Date	Interest Rate	Unused commitments as of March 31, 2026	Type of Debt
Air T Debt						
Debt - Air T Funding Trust Preferred Securities[1]	$ 38,719	$ 35,342	6/7/2049	8.00%		Recourse
Total	38,719	35,342				
Alerus Loan Parties Debt						
Revolver - Alerus	10,545	6,050	8/28/2027	Greater of 5.00% or 1-month SOFR + 1.90%	$ 9,455	Recourse
Overline Note - Alerus	—	—	10/31/2025	Greater of 5.00% or 1-month SOFR + 2.00%	—	Recourse
Term Note A - Alerus	8,295	9,827	8/15/2029	1-month SOFR + 2.00%		Recourse
Term Note C - Alerus	925	—	5/15/2030	Greater of 5.00% or 1-month SOFR + 2.25%		Recourse
Total	19,765	15,877				
Contrail Debt						
Revolver - Alerus	8,181	—	11/24/2027	1-month SOFR + 3.11%	6,819	Limited recourse[2]
Revolver - ONB	—	3,127	11/24/2025	1-month SOFR + 3.56%	—	Limited recourse[3]
Term Note J - ONB	—	8,750	9/12/2028	1-month SOFR + 3.86%		Limited recourse[3]
Total	8,181	11,877				
Wolfe Lake Debt						
Term Loan - Bridgewater	8,778	9,059	12/2/2031	3.65%		Non-recourse
Total	8,778	9,059				

[1] Does not include $13.0 million held by wholly-owned subsidiaries of the Company.

[2] Includes Air T's guarantee of approximately $2.0 million.

[3] Includes Air T's guarantee of approximately $1.6 million.

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ATA 22.1 Debt						
Term Loan - Alerus	6,000	—	11/24/2032	Greater of 5.00% or 1-month SOFR + 1.90%		Non-recourse
Term Loan - Bridgewater	—	3,500	2/8/2027	4.00%		Non-recourse
Term Loan A - ING	690	1,298	2/1/2027	3.50%		Non-recourse
Term Loan B - ING	1,150	1,082	5/1/2027	4.00%		Non-recourse
Total	7,840	5,880				
WASI Debt						
Promissory Note - Seller's Note	—	398	1/1/2026	6.00%		Non-recourse
Total	—	398				
AAM 24-1 Debt						
Promissory Notes - Institutional Investors	60,000	30,000	5/31/2035	8.50%		Non-recourse
Total	60,000	30,000				
MAC Debt						
Term Loan - Bank of America, N.A.	2,157	2,271	2/21/2030	1-month SOFR + 0.11% + 1.75%		Non-recourse
Total	2,157	2,271				
Rex Debt						
Term Loan - Commonwealth[4]	23,842	—	11/11/2054	—%		Non-recourse
Line of Credit - Commonwealth	—	—	12/17/2032	12.00%	41,070	Non-recourse
Total	23,842	—				
ATA 25.1						
Term Note - Institutional Investors	41,271	—	12/15/2031	11.50%		Recourse
Total	41,271	—				
Total Debt	210,553	110,704				
Unamortized Premiums and Debt Issuance Costs	(2,357)	(379)				
Total Debt, net	**$ 208,196**	**$ 110,325**				

[4] Reported at fair value which was lower than the debt's $73.8 million (A$107.8 million) face value as of March 31, 2026. The fair value was estimated using a DCF approach, consistent with market practice and applicable accounting standards to estimate the fair value based on the absence of observable market inputs.

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The weighted average interest rate on short term borrowings outstanding as of March 31, 2026 and 2025 was 3.50% and 7.68%, respectively.

ATA 22.1's term loans with ING include several covenants that are measured once a year at March 31, including but not limited to, a negative covenant requiring a debt service coverage ratio of at least 1.10 to 1.00 and a senior net leverage ratio not greater than 1.50 to 1.00.

AAM 24-1's promissory notes with the Institutional Investors contain customary affirmative and negative covenants.

The MAC term loan with Bank of America, N.A. contains a number of covenants, including but not limited to maintaining a fixed coverage ratio of at least 1.25 to 1.00.

At March 31, 2026, our contractual financing obligations, including payments due by period, are as follows (in thousands):

Due by		Amount
March 31, 2027	$	3,633
March 31, 2028		22,829
March 31, 2029		2,965
March 31, 2030		6,847
March 31, 2031		1,519
Thereafter		172,760
		210,553
Unamortized Premiums and Debt Issuance Costs		(2,357)
	$	208,196

The Company assumes various financial obligations and commitments in the normal course of its operations and financing activities. Financial obligations are considered to represent known future cash payments that the Company is required to make under existing contractual arrangements such as debt and lease agreements.

Fair Value of Debts - The following table presents the carrying amounts and estimated fair values of the Company's debt instruments, which are not measured at fair value on a recurring basis (in thousands):

	March 31, 2026		March 31, 2025	
Carrying Value	$	210,553	$	75,362
Estimated Fair Value	$	200,081	$	92,984

The fair value of the Company's debt was estimated using discounted cash flow models based on current market interest rates for debt instruments with similar terms, maturities, and credit risk. These estimates utilize Level 2 inputs within the fair value hierarchy.

The Company has not elected the fair value option under ASC 825-10 and continues to report its debt obligations at amortized cost. The fair value amounts are presented for disclosure purposes only.

Interest Expense, net

The components of net interest expense during the fiscal years ended March 31, 2026 and March 31, 2025 were as follows (in thousands):

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	Year Ended March 31,			
	2026		2025	
Contractual interest	$	10,969	$	8,606
Amortization of deferred financing costs		268		323
Gain on interest rate swaps		(2)		(167)
Interest income		(748)		(375)
Accretion of fair value discount		1,328		—
Other		225		—
Total	**$**	**12,040**	**$**	**8,387**

Net interest expense for the Company and its subsidiaries were as follows for the fiscal years ended March 31, 2026 and 2025 (in thousands):

	Year Ended March 31,			
	2026		2025	
Air T	$	2,872	$	3,504
Jet Yard		—		31
Alerus Loan Parties		1,486		997
Contrail		715		981
AirCo 1		—		378
Wolfe Lake		335		345
ATA 22.1		333		277
WASI		11		39
AAM 24-1		3,310		1,793
MAC		233		58
Rex		917		—
ATA 25.1		1,584		—
Other		244		(16)
Total	**$**	**12,040**	**$**	**8,387**

Cash paid for interest totaled $8.5 million and $8.4 million during the twelve months ended March 31, 2026 and 2025, respectively.

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14. RELATED PARTY MATTERS

Nick Swenson, CEO of the Company, along with his affiliates (other than the Company), successors and assignees, are the majority shareholders of CCI. As of March 31, 2026, Mr. Swenson and his affiliates, successors and assignees own 70.4% of ownership interests in CCI. Under the VIE model, Mr. Swenson and his affiliates (other than the Company), successors and assignees are the primary beneficiaries of CCI due to Mr. Swenson's controlling interest in CCI. Mr. Swenson has the ability to direct the activities of CCI that most significantly impact CCI's economic performance is not shared with the Company ("the related party group").

On May 30, 2024, Contrail entered into a Membership Interest Redemption and Earnout Agreement with OCAS, Inc., the minority owner of Contrail. The purchase price for the 16% redeemed interest was $4.6 million, plus an earnout amount. The cash purchase price is payable pursuant to a secured, subordinated promissory note ("OCAS Loan"), payable beginning on May 1, 2024 and monthly thereafter for a twelve-month period of interest payments only with the outstanding balance amortized and paid over the following three years. The remaining balance is scheduled to be paid off during the fiscal year ended March 31, 2027. Interest accrues on the principal amount at an annual rate equal to the ten-year Treasury bond yield plus 375 basis points, compounded monthly. The rate adjusts on each anniversary date of the note. As of March 31, 2026, the outstanding principal balance on the OCAS Loan was $0.9 million.

On October 16, 2024, Air T converted a portion of receivables related to expense reimbursements for CAM to a note receivable in the amount of $2.5 million. The note accrues interest at a rate of 10% and is due with any accrued and unpaid interest on October 16, 2027. As of March 31, 2026, the outstanding principal balance on the note receivable was $1.2 million.

Subsequent to March 31, 2026, as noted in Note 25, on April 1, 2026, as part of a rights offering by Bloomia, the Company exchanged the full balance of its notes receivable with Bloomia for 994,989 shares of Bloomia's common stock.

15. EMPLOYEE AND NON-EMPLOYEE STOCK OPTIONS

Air T, Inc. maintains the 2020 Omnibus Stock and Incentive Plan for the benefit of certain eligible employees and directors. Compensation expense is recognized over the requisite service period for stock options which are expected to vest based on their grant-date fair values. The Company uses either the Black-Scholes option pricing model or Monte Carlo simulations to value stock options the Company grants. The key assumptions for the valuation methodologies include the expected term of the option, stock price volatility, risk-free interest rate and dividend yield. Many of these assumptions are judgmental and highly sensitive in the determination of compensation expense.

Air T's 2020 Omnibus Stock and Incentive Plan

On December 29, 2020, the Company’s Board of Directors unanimously approved the Omnibus Stock and Incentive Plan (the "Plan"), which was subsequently approved by the Company's stockholders at the August 18, 2021 Annual Meeting of Stockholders. The total number of shares authorized under the Plan is 420,000. Through March 31, 2026, options to purchase up to 399,300 shares have been granted under the Plan. Of the shares granted under the Plan, a total of 349,800 vest ratably over a period of ten years based on a specified service condition ("vested awards") and expire ten years after vesting. However, the ability to exercise vested awards, occurring at the conclusion of each annual vesting period, is contingent upon the Company's stock price meeting predetermined milestones outlined in the options agreements (the "market condition"). If the market condition is not fulfilled at the annual vesting period on June 30 of every year, the vested awards may not be exercisable at any subsequent point. On the preceding four vesting dates, June 30, 2025, 2024, 2023 and 2022, a total of 129,050 shares satisfied the service condition; however, they did not meet the market condition to become exercisable. For the fiscal year ended March 31, 2026, no unvested shares were forfeited due to employee departures. As of March 31, 2026, there were 244,750 granted options that may become exercisable on future vesting dates under the Plan. No options were exercisable as of March 31, 2026.

The total compensation cost recognized under the Plan was $0.1 million for both fiscal years ended March 31, 2026 and 2025. The unrecognized cost related to nonvested awards is $0.2 million, which is expected to be recognized over a weighted average period of 5.25 years.

On August 5, 2025, Air T granted 49,500 options under the Plan. Beginning August 6, 2026 and each anniversary date thereafter through August 6, 2035, 10% of the granted options will vest. For all of the options granted, half have a strike price of $30 and the other half have a strike price of $50. Should a grantee quit or services cease being provided, any options that have not vested will be forfeited. Options that vest each August 6 will be exercisable for a period of ten years after they become vested, meaning vested options that were not exercised will expire from August 6, 2036 through August 6, 2045. Management

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valued the granted options using the Monte Carlo option pricing model, noting the fair value on August 5, 2025 was $0.8 million. Expenses are recognized on a straight-line basis.

The key assumptions used in the Monte Carlo option pricing model were as follows:

Risk-free interest rate	4.13 %
Expected dividend yield	—
Expected term	10 Years
Expected volatility	53.62 %

For the fiscal year ended March 31, 2026, total compensation cost recognized for the options granted in fiscal 2026 was less than $0.1 million. The unrecognized compensation cost related to nonvested awards is $0.8 million, which is expected to be recognized over a weighted average period of 9.42 years.

16. REVENUE RECOGNITION

Performance Obligations

Substantially all of the Company's non-lease revenue is derived from contracts with an initial expected duration of one year or less. As a result, the Company has applied the practical expedient to exclude consideration of significant financing components from the determination of transaction price, to expense costs incurred to obtain a contract, and to not disclose the value of unsatisfied performance obligations.

The following is a description of the Company's performance obligations as of March 31, 2026:

Type of Revenue	Nature, Timing of Satisfaction of Performance Obligations, and Significant Payment Terms
Product Sales	The Company generates revenue from sales of various distinct products such as parts, aircraft equipment, printing equipment, jet engines, airframes, and scrap metal to its customers. A performance obligation is created when the Company accepts an order from a customer to provide a specified product. Each product ordered by a customer represents a performance obligation. The Company recognizes revenue when obligations under the terms of the contract are satisfied; generally, this occurs at a point in time upon shipment or when control is transferred to the customer. Transaction prices are based on contracted terms, which are at fixed amounts based on standalone selling prices. While the majority of the Company's contracts do not have variable consideration, for the limited number of contracts that do, the Company records revenue based on the standalone selling price less an estimate of variable consideration (such as rebates, discounts or prompt payment discounts). The Company estimates these amounts based on the expected incentive amount to be provided to customers and reduces revenue accordingly. Performance obligations are short-term in nature and customers are typically billed upon transfer of control. The Company records all shipping and handling fees billed to customers as revenue. The terms and conditions of the customer purchase orders or contracts are dictated by either the Company's standard terms and conditions or by a master service agreement or by the contract.

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Support Services	The Company provides a variety of support services such as aircraft maintenance, printer maintenance, and short-term repair services to its customers. Additionally, the Company operates certain aircraft routes on behalf of FedEx. A performance obligation is created when the Company agrees to provide a particular service to a customer. For each service, the Company recognizes revenues over time as the customer simultaneously receives the benefits provided by the Company's performance. This revenue recognition can vary from when the Company has a right to invoice to the output or input method depending on the structure of the contract and management's analysis. For repair-type services, the Company records revenue over time based on an input method of costs incurred to total estimated costs. The Company believes this is appropriate as the Company is performing labor hours and installing parts to enhance an asset that the customer controls. The vast majority of repair services are short term in nature and are typically billed upon completion of the service. Some of the Company's contracts contain a promise to stand ready as the Company is obligated to perform certain maintenance or administrative services. For most of these contracts, the Company applies the 'as invoiced' practical expedient as the Company has a right to consideration from the customer in an amount that corresponds directly with the value of the entity's performance completed to date. A small number of contracts are accounted for as a series and recognized equal to the amount of consideration the Company is entitled to less an estimate of variable consideration (typically rebates). These services are typically ongoing and are generally billed on a monthly basis.
Software Services	The Company provides market data related to air cargo based on primary sources and owns cloud hosted software that supports the needs of aviation businesses and helps aftermarket parts sellers automate quoting for their potential clients. For market data services, revenue is derived from contracts that grant customers the right to use the Company's web-based service for a specified term through a subscription fee. A performance obligation is created when the Company agrees to provide a subscription-based service to a customer. There is no variation in effort expended by the Company over the subscription term, therefore, revenue is recognized each month on a straight-line basis according to the consideration paid by the customer for the given time period. Generally, subscription terms are in annual increments and, when a subscription term begins, an annual fee is remitted by the customer to cover the 12-month period. The cash received is recorded as deferred revenue for the amount stated in the contract and recognized over the subscription term based on straight-line recognition. For cloud hosted software, the Company enters into service contracts which provides access to the software and customer support services. A performance obligation is created when the Company agrees to provide a particular service to a customer. For software access, revenue is recognized ratably over time for the daily performance obligation related to the customer's access to the cloud hosted software. For support services, revenue is recognized over time for the hourly performance obligation provided to the customer. Generally, subscription terms range from three to five years. Software access is usually billed monthly and support services are billed upon completion.
Regional Airline Revenue	The Company provides air transport services, including regular public transport, charter services, and freight services. For regular transport services, a performance obligation is created when a ticket is purchased to transport a passenger from origin to destination. Transaction prices are based on published fares representing standalone selling prices. Generally, the fee for the transportation service is remitted by the customer prior to the transportation service being provided. The cash received is recorded as deferred revenue for the amount stated in the contract and revenue is recognized at a point-in-time upon completion of the provided transportation service.
Leasing Revenue	Leasing revenue is recognized in accordance with ASC Topic 842. Refer to Note 6 for further details regarding the Company's leasing revenue.

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The following table summarizes disaggregated revenues by type (in thousands):

	Year Ended March 31,	
	2026	2025
Product Sales		
Overnight air cargo	$ 48,789	$ 42,615
Ground support equipment	45,144	35,903
Commercial aircraft, engines and parts	74,790	106,946
Corporate and other	1,675	661
Support Services		
Overnight air cargo	74,749	81,287
Ground support equipment	1,271	2,426
Commercial aircraft, engines and parts	9,198	7,923
Corporate and other	41	31
Leasing Revenue		
Ground support equipment	—	69
Commercial aircraft, engines and parts	1,997	2,597
Corporate and other	1,708	1,713
Software Services		
Digital solutions	9,081	7,268
Regional Airline		
Regional airline	52,095	—
Other		
Overnight air cargo	158	129
Ground support equipment	770	542
Commercial aircraft, engines and parts	934	749
Regional airline	3,219	—
Corporate and other	1,471	991
Total	$ 327,090	$ 291,850

See Note 19 for the Company's disaggregated revenues by geographic region and disaggregated revenues by segment. These notes disaggregate revenue recognized from contracts with customers into categories that depict how the nature, amount, and timing of revenue and cash flows are affected by economic factors.

Contract Balances and Costs

Contract liabilities relate to deferred revenue, our unconditional right to receive consideration in advance of performance with respect to subscription revenue and advanced customer deposits with respect to product sales. Outstanding contract liabilities as of March 31, 2026 and March 31, 2025 were $22.8 million and $4.2 million, respectively. The amount of contract liabilities outstanding as of March 31, 2025 that were recognized during fiscal 2026 were $4.0 million.

Contract liabilities obtained from the acquisition of Rex were $16.0 million. Refer to Note 2 for additional information on the acquisition of Rex.

17. EMPLOYEE BENEFITS

The Company has a 401(k) defined contribution plan covering domestic employees and an 1165(e) defined contribution plan covering Puerto Rico based employees ("Plans"). All employees of the Company are immediately eligible to participate in the Plans. The Company's contributions to the Plans for the fiscal years ended March 31, 2026 and 2025 were approximately $1.1 million and $1.0 million, respectively, and were recorded in general and administrative expenses in the consolidated statements of income (loss).

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18. INCOME TAXES

Income (loss) before income taxes as shown in the consolidated statements of income (loss) consists of the following:

	Year Ended March 31,	
	2026	2025
Domestic	$ 100,752	$ (4,791)
Foreign	(14,732)	(197)
Total	$ 86,020	$ (4,988)

Income tax expense (benefit) attributable to pretax income (loss) consists of (in thousands):

	Year Ended March 31,	
	2026	2025
Current:		
Federal	$ 153	$ —
State	247	166
Foreign	1,617	557
Total current	2,017	723
Deferred:		
Federal	(399)	83
State	(53)	(17)
Foreign	(196)	(366)
Total deferred	(648)	(300)
Total	$ 1,369	$ 423

Income tax expense attributable to pretax income (loss) differed from the amounts computed by applying the U.S. Federal income tax rate of 21.0% to pretax income (loss) as follows (in thousands):

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	Year Ended March 31, 2026		
Rate Reconciliation Category	**Total Amount**		**Rate (%)**
Earnings Before Income Taxes	$	86,020	
U.S. Federal Statutory Tax Rate (21.0%)		18,064	21.0%
RECONCILING ITEMS:			
1. State and Local Income Taxes, Net of Federal Effect[1]		112	0.1%
2. Foreign Tax Effects			
Detail by Jurisdiction:			
Australia			
Rate Differential		(1,472)	-1.7%
Valuation allowance		3,742	4.4%
Other		993	1.2%
Other Foreign Jurisdictions		822	0.9%
3. Effect of Changes in Tax Laws or Rates Enacted in Current Period		—	0.0%
4. Effect of Cross-Border Tax Laws			
Branch Income		430	0.5%
5. Tax Credits			
Research & Development Credit		(30)	0.0%
Foreign Tax Credit		(810)	-1.0%
6. Changes in Valuation Allowances		3,204	3.7%
7. Nontaxable or Nondeductible Items			
Bargain Purchase Gain		(23,350)	-27.1%
Other Permanent Items		(135)	-0.2%
8. Changes in Unrecognized Tax Benefits		—	0.0%
9. Other Adjustments			
Other		(201)	-0.2%
Total Income Tax Expense	$	1,369	1.6%

[1]State taxes in Florida and Pennsylvania represent the majority (greater than 50%) of the tax effect in this category.

The Company adopted ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, prospectively beginning with the fiscal year ended March 31, 2026. The rate reconciliations for the fiscal years ended March 31, 2025 and March 31, 2024 are presented below in the format applicable before adoption:

	Year Ended March 31,					
	2025			2024		
Expected Federal income tax benefit U.S. statutory rate	$	(1,048)	21.0%	$	(831)	21.0%
Foreign rate differential		(101)	2.0%		399	-10.1%
State income taxes, net of federal benefit		(165)	3.3%		(125)	3.2%
Micro-captive insurance benefit		—	0.0%		(306)	7.7%
Change in valuation allowance		1,272	-25.5%		1,909	-48.3%
Income attributable to minority interest - Contrail		(140)	2.8%		(217)	5.5%
Other differences, net		605	-12.1%		(100)	2.5%
Income tax expense	$	423	-8.5%	$	729	-18.5%

During the fiscal year ended March 31, 2026, the Company paid approximately $0.9 million in income taxes, net of refunds received, consisting of $0.2 million to U.S. federal jurisdictions, $0.2 million to U.S. state jurisdictions, and $0.5 million to

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foreign jurisdictions. Income taxes paid to individual jurisdictions equal to or exceeding 5% of total income taxes paid consisted of $0.5 million paid to the Netherlands and $0.1 million paid to the Commonwealth of Pennsylvania.

The Company did not record any liabilities for uncertain tax positions for the fiscal years ended March 31, 2026 and March 31, 2025.

On July 4, 2025, the U.S. signed into law the One Big Beautiful Bill Act, which included various provisions specific to businesses. The legislation has multiple effective dates, with certain provisions effective in Fiscal 2026 and others implemented in subsequent years. The Company has reflected the impact of the enacted provisions in its financial statements for the year ended March 31, 2026.

The Company (exclusive of Delphax which has a full valuation allowance) has federal gross operating losses of $1.2 million and state gross operating losses of $15.5 million, and foreign gross operating losses of $170.3 million at March 31, 2026. These net operating losses will begin to expire in tax year 2031. The Company has foreign tax credits of $1.2 million that will begin to expire in tax year 2029.

Deferred tax assets and liabilities were comprised of the following (in thousands):

	Year Ended March 31,	
	2026	**2025**
Net operating loss & attribute carryforwards	$ 64,728	$ 11,681
Accrued expenses	5,937	442
Unrealized losses on investments	1,839	1,540
Inventory	—	1,149
Lease liabilities	3,963	3,463
Investment in partnerships	1,455	—
Other deferred tax assets	4,847	1,753
Total deferred tax assets	82,769	20,028
Property and equipment	(14,697)	(1,651)
Long-term debt	(14,922)	—
Inventory	(4,475)	—
Right-of-use assets	(3,749)	(3,236)
Outside basis on Rex Airlines Pty Ltd	(18,345)	—
Capital gain deferment	(1,773)	(1,793)
Foreign intangible assets	(2,532)	(1,830)
Investment in partnerships	—	(2,159)
Other deferred tax liabilities	(1,726)	(403)
Total deferred tax liabilities	(62,219)	(11,072)
Net deferred tax assets	20,550	8,956
Less valuation allowance	(22,048)	(11,103)
Net deferred tax liabilities	$ (1,498)	$ (2,147)

The Company is not asserting indefinite reinvestment concerning foreign earnings in the Netherlands. The Company has not recorded deferred taxes associated with these undistributed earnings, as the impact of any future distribution will not have a material tax impact. The Company continues to assert that it will permanently reinvest all other foreign earnings, including basis differences of all the Company's foreign subsidiaries. As a result of its permanent reinvestment assertion, the Company has not recorded deferred taxes related to its foreign subsidiaries under the indefinite exception. The Company has not determined the deferred tax liability associated with these undistributed earnings and basis differences, as such a determination is not practicable.

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Valuation Allowance

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence evaluated was the cumulative loss incurred over the three-year period ended March 31, 2026. Such objective evidence limits the ability to consider other subjective evidence, such as our projections for future growth.

On the basis of this evaluation, as of March 31, 2026, a valuation allowance of $22.0 million (inclusive of the Delphax entities' valuation allowances that were discussed above) has been recorded to recognize only the portion of the deferred tax asset that is more likely than not to be realized. The amount of the deferred tax asset considered realizable, however, could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased or if objective negative evidence in the form of cumulative losses is no longer present and additional weight is given to subjective evidence such as our projections for growth.

The Organization for Economic Co-operation and Development ("OECD") has introduced a framework to implement a global minimum tax. Several jurisdictions in which the Company operates have enacted laws effective January 1, 2024, consistent with the OECD's framework. While details around the global minimum tax in each jurisdiction are uncertain, the Company has assessed the applicability of these rules and determined that it is not subject to the global minimum tax for the fiscal year ending March 31, 2026.

Delphax

Effective on November 24, 2015, Air T, Inc. purchased interests in Delphax. With an equity investment level by the Company of approximately 67%, Delphax is required to continue filing a separate U.S. corporate tax return.

Delphax maintains a September 30 fiscal year end, and the returns for the fiscal year ended September 30, 2025 has not been filed. The gross deferred tax balances related to Delphax includes federal and state loss carryforwards of $8.7 million and $1.8 million, respectively. The net operating losses expire in varying amounts beginning in the tax year 2027.

The provisions of ASC 740 require an assessment of both positive and negative evidence when determining whether it is more-likely-than-not that deferred tax assets will be recovered. In accounting for Delphax's tax attributes, the Company has established a full valuation allowance of $1.8 million as of March 31, 2026 and March 31, 2025, respectively. The cumulative tax losses incurred by Delphax in recent years was the primary basis for the Company's determination that a full valuation allowance should be established against Delphax's net deferred tax assets.

19. GEOGRAPHICAL INFORMATION

The net book value of tangible long-lived assets, which include property and equipment as well as assets on lease, net of accumulated depreciation, located in the U.S, the Company's country of domicile, and held outside the U.S., are summarized in the following table (in thousands):

	March 31, 2026		March 31, 2025	
United States	$	19,929	$	20,422
Australia		142,013		8
Bulgaria		—		14,435
Other Foreign		82		82
Total tangible long-lived assets, net	$	162,024	$	34,947

Total revenue is summarized in the following table (in thousands):

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	Year Ended March 31,	
	2026	2025
Operating Revenues:		
Overnight Air Cargo		
United States	$ 118,178	$ 120,804
Foreign	5,518	3,227
Total Overnight Air Cargo	123,696	124,031
Ground Support Equipment		
United States	45,316	36,175
Foreign	1,869	2,765
Total Ground Support Equipment	47,185	38,940
Commercial Aircraft, Engines and Parts		
United States	54,323	79,138
Foreign	32,596	39,077
Total Commercial Aircraft, Engines and Parts	86,919	118,215
Digital Solutions		
United States	1,963	1,781
Foreign	7,118	5,487
Total Digital Solutions	9,081	7,268
Regional Airline		
United States	—	—
Australia	55,314	—
Total Regional Airline	55,314	—
Corporate and Other		
United States	4,143	3,324
Foreign	752	72
Total Corporate and Other	4,895	3,396
Total Revenue	$ 327,090	$ 291,850

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20. SEGMENT INFORMATION

Air T's portfolio of businesses are managed on a highly decentralized basis. These businesses are aggregated into operating segments in a manner that reflects how Air T views the business activities.

In fiscal year 2026, the Company introduced a new reportable segment named regional airline. This new segment includes all reportable activity as it relates to the operating business of Rex after its acquisition on December 18, 2025 as discussed in Note 2.

Air T's five reportable segments are as follows:

Reportable Segment	Principal Business Activities
Overnight Air Cargo	Overnight air cargo primarily operates under its relationship with FedEx spanning over 40 years and represent two of eight companies in the U.S. that have North American feeder airlines under contract with FedEx. MAC and CSA operate and maintain Cessna Caravan, Sky Courier, ATR-42 and ATR-72 aircraft that fly daily small-package cargo routes throughout the eastern U.S. and upper Midwest, and in the Caribbean.
Commercial Aircraft, Engines and Parts	The commercial aircraft, engines and parts segment manages and leases aviation assets; supplies surplus and aftermarket commercial jet engine components; provides commercial aircraft disassembly/part-out services; commercial aircraft parts sales; procurement services and overhaul and repair services to airlines
Ground Support Equipment	Ground support equipment manufactures and provides mobile deicers and other specialized equipment products to passenger and cargo airlines, airports, the military and industrial customers.
Digital Solutions	Digital solutions develops and provides digital aviation and other business services to customers within the aviation industry to generate recurring subscription revenues. Prior to March 31, 2025, digital solutions operations were reported as part of the central corporate function referred to as Corporate and Other.
Regional Airline	The regional airline segment's primary operations focus on sustaining and growing essential regional passenger and cargo air connectivity. The segment consists of Regional Express Holdings Pty Ltd, which operates a fleet of Saab 340 aircraft that provide vital connections between Australia's regional centers and capital cities for its customers.

The information that follows shows data of Air T's reportable segments reconciled to amounts reflected in our Consolidated Financial Statements. Intersegment eliminations are included to reconcile segment totals to consolidated amounts.

The cost and expense information presented below is based on the information regularly provided to the CODM. Further, asset information is not included in the information regularly provided to the CODM as they are not a key determining factor in the performance of the Company's reportable segments.

The Company also has a "Corporate and Other" category which includes unallocated Air T holding company costs that are not directly attributable to the ongoing operating activities of our reportable segments in addition to revenues and expenses for non-reportable operating segments.

Segment data is summarized in the following tables (in thousands):

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	Year ended March 31, 2026					
	Overnight Air Cargo	Commercial Aircraft, Engines and Parts	Ground Support Equipment	Digital Solutions	Regional Airline	Total
Revenue from external customers	$ 123,696	$ 86,919	$ 47,185	$ 9,081	$ 55,314	$ 322,195
Intersegment revenue	4,991	2,990	—	16	—	7,997
	128,687	89,909	47,185	9,097	55,314	330,192
Reconciliation of revenue						
Other revenue[1]						5,074
Elimination of intersegment revenue[2]						(8,176)
Total consolidated revenue						$ 327,090
Cost of sales:						
Cost of sales from external sources	104,100	61,579	36,726	3,589	44,878	
Intersegment cost of sales	4,992	3,329	—	14	138	
	109,092	64,908	36,726	3,603	45,016	
Less:[3]						
General and administrative	12,842	25,066	6,209	5,922	15,476	
Gain from sale of aircraft	—	(7,034)	—	—	—	
Other segment items[4]	564	738	140	851	9,058	
Segment profit (loss)	6,189	6,231	4,110	(1,279)	(14,236)	1,015
Reconciliation of profit (loss)						
Other revenue[1]						5,074
Other cost of sales[1]						(1,935)
Other expenses[1]						(4,501)
Interest expense						(12,040)
Income from equity method						(1,740)
Gain on bargain purchase						111,190
Other non-operating expense[5]						(193)
Other corporate expenses						(12,077)
Elimination of intersegment profits						1,227
Earnings before income taxes						$ 86,020

[1] Revenue, cost of sales, and expenses from segments below the quantitative thresholds or that do not constitute a business segment are attributable to an investment advisory business, a laser printer manufacturer, and a commercial property owned by the Company.
[2] Elimination of intersegment revenue includes eliminations related to Other revenue in the tables above totaling $0.2 million for the year ended March 31, 2026. After eliminations, Other revenue from third parties is $4.9 million for the year ended March 31, 2026.
[3] The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.
[4] Other segment items consist of depreciation and amortization and remeasurement of the earnout liability.
[5] Other corporate expenses consist of unallocated expenses that are related to the activities of Corporate and other in support of the overall business. Unallocated expenses include, but are not limited to: shared services that are not allocated, costs associated with the corporate headquarters, and expenses related to identifying and pursuing new corporate business initiatives.

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	Year ended March 31, 2025					
	Overnight Air Cargo	Commercial Aircraft, Engines and Parts	Ground Support Equipment	Digital Solutions	Regional Airline	Total
Revenue from external customers	$ 124,031	$ 118,215	$ 38,940	$ 7,268	$ —	$ 288,454
Intersegment revenue	880	1,197	—	—	—	2,077
	124,911	119,412	38,940	7,268	—	290,531
Reconciliation of revenue						
Other revenue[1]						3,570
Elimination of intersegment revenue[2]						(2,251)
Total consolidated revenue						$ 291,850
Cost of sales:						
Cost of sales from external sources	104,760	84,896	33,994	2,462	—	
Intersegment cost of sales	911	1,323	—	—	—	
	105,671	86,219	33,994	2,462	—	
Less:[3]						
General and administrative	12,531	24,113	5,888	5,078	—	
Other segment items[4]	489	2,583	268	792	—	
Segment profit (loss)	6,220	6,497	(1,210)	(1,064)	—	10,443
Reconciliation of profit (loss)						
Other revenue[1]						3,570
Other cost of sales[1]						(1,191)
Other expenses[1]						(3,930)
Interest expense						(8,387)
Income from equity method investments						1,700
Other non-operating expense						(209)
Other corporate expenses[5]						(7,878)
Elimination of intersegment profits						894
Loss before income taxes						$ (4,988)

[1] Revenue, cost of sales, and expenses from segments below the quantitative thresholds or that do not constitute a business segment are attributable to an investment advisory business, a laser printer manufacturer, and a commercial property owned by the Company.
[2] Elimination of intersegment revenue includes eliminations related to Other revenue in the tables above totaling $0.2 million for the year ended ended March 31, 2025. After eliminations, Other revenue from third parties is $3.4 million for the year ended March 31, 2025.
[3] The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.
[4] Other segment items consist of depreciation and amortization and remeasurement of the earnout liability.
[5] Other corporate expenses consist of unallocated expenses that are related to the activities of Corporate and other in support of the overall business. Unallocated expenses include, but are not limited to: shared services that are not allocated, costs associated with the corporate headquarters, and expenses related to identifying and pursuing new corporate business initiatives.

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	Year ended March 31, 2026							
	Overnight Air Cargo	Commercial Aircraft, Engines and Parts	Ground Support Equipment	Digital Solutions	Regional Airline	Total Reportable Segments	Corporate and other	Total
Depreciation and amortization	$ 564	$ 1,404	$ 140	$ 851	$ 8,808	$ 11,767	$ 573	$ 12,340
Capital Expenditures	460	580	91	—	14,972	16,103	380	16,483

	Year ended March 31, 2025							
	Overnight Air Cargo	Commercial Aircraft, Engines and Parts	Ground Support Equipment	Digital Solutions	Regional Airline	Total Reportable Segments	Corporate and other	Total
Depreciation and amortization	$ 489	$ 2,148	$ 268	$ 792	$ —	$ 3,697	$ 659	$ 4,356
Capital Expenditures	418	14,911	217	36	—	15,582	97	15,679

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21. EARNINGS PER COMMON SHARE

Basic earnings per share has been calculated by dividing net income (loss) attributable to Air T, Inc. stockholders by the weighted average number of common shares outstanding during each period. For purposes of calculating diluted earnings per share, shares issuable under stock options were considered potential common shares and were included in the weighted average common shares unless they were anti-dilutive.

As of March 31, 2026, of the 244,750 options outstanding under the Air T's 2020 Omnibus Stock and Incentive Plan, none were exercisable. Potential common shares outstanding are not included in the computation of diluted income per share if their effect is anti-dilutive. During the fiscal year ended March 31, 2026, the Company had 244,750 potential shares from share-based awards that were anti-dilutive.

22. COMMITMENTS AND CONTINGENCIES

Put/Call Options and Earnout

Contrail entered into an Operating Agreement (the “Contrail Operating Agreement”) in connection with the acquisition of Contrail providing for the governance of and the terms of membership interests in Contrail and including put and call options with the Seller to require Contrail to purchase all of the Seller’s equity membership interests in Contrail, such options commencing on the fifth anniversary of the acquisition, which occurred on July 18, 2021. On May 30, 2024, Contrail entered into a Membership Interest Redemption and Earnout Agreement (the "Redemption Agreement") with the Seller. Pursuant to the Redemption Agreement, Contrail agreed to purchase and redeem from the Seller, 16% of its 21% interest in Contrail, with the earnout period being retroactive to April 1, 2024. The purchase price for the redeemed interest is $4.6 million in the form of a secured, subordinated promissory note, plus an earnout amount valued at $1.1 million. Under the Redemption Agreement, the Seller is entitled to an annual earnout payment equal to 9.14% of Contrail's adjusted EBITDA over $7.0 million in each fiscal year beginning on March 31, 2025 and continuing through March 31, 2029. Pursuant to the Redemption Agreement, Contrail is required to calculate the earnout payments annually within 30 days following the completion of the annual audits of the Company and Contrail and payment of any amount due is required following satisfaction of a procedure to address any objections to the calculated amount. As of March 31, 2026, the earnout pursuant to the Redemption Agreement is a Level 3 fair value measurement that is valued at $0.4 million. As of March 31, 2026, $0.4 million is classified as a long-term liability, respectively. For the fiscal year ended March 31, 2026, a gain has been recorded due to a decrease in fair value of $0.7 million as presented in operating expenses on the consolidated statements of income (loss).

In connection with the Redemption Agreement, the parties agreed to certain technical amendments to the First Amended and Restated Operating Agreement of Contrail and entered into a new Put and Call Agreement with respect to the remaining 5% interest in Contrail held by the Seller. Pursuant to the new Put and Call Agreement, commencing April 1, 2026 and at any time thereafter, either Contrail or the Seller has the option to elect by written notice to purchase or sell all of the remaining 5% interest in Contrail held by the Seller. The purchase price for the 5% interest is equal to 5% of the Contrail Equity Value, which is defined as an amount equal to nine times the average Adjusted EBITDA of Contrail's most recent three completed fiscal years at the time an option notice is delivered. The purchase price for the 5% interest is to be paid in equal quarterly installments over a three-year period, together with interest at the then current ten-year Treasury bond yield plus 2.5% adjusted annually. The Company has presented this redeemable non-controlling interest in Contrail ("Contrail RNCI") between the liabilities and equity sections of the accompanying consolidated balance sheets where the changes in its estimated redemption value are recorded on our consolidated statements of operations within non-controlling interests.

In February 2022, in connection with the Company's acquisition of GdW and WorldACD B.V., consolidated subsidiaries of Shanwick, the Company entered into a shareholder agreement with the 30.0% non-controlling interest owners of Shanwick, providing for the governance of and the terms of membership interests in Shanwick. The shareholder agreement includes the Shanwick Put/Call Option with regard to the 30.0% non-controlling interest. The non-controlling interest holders are the executive management of the underlying business. The Shanwick Put/Call Option grants the Company an option to purchase the 30.0% interest at the call option price that equals the average EBIT over the three Financial Years prior to the exercise of the Call Option multiplied by eight. In addition, the Shanwick Put/Call Option also grants the non-controlling interest owners an option to require the Company to purchase from them their respective ownership interests at the Put Option price, that is equal to the average EBIT over the three Financial Years prior to the exercise of the Put Option multiplied by seven and one-half. The Call Option and the Put Option may be exercised at any time from the fifth anniversary of the shareholder agreement and then only at the end of each fiscal year of Air T ("Shanwick RNCI").

The Company has presented the Shanwick RNCI between the liabilities and equity sections of the accompanying consolidated balance sheets. In addition, the Company has elected to recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the estimated redemption value at the end of each reporting period. As

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the Shanwick RNCI will be redeemed at established multiples of EBIT, it is considered redeemable at other than fair value. Changes in its estimated redemption value are recorded on our consolidated statements of operations within non-controlling interests.

The Shanwick RNCI and Contrail RNCI are measured at the higher of their carrying value or redemption value. As of March 31, 2026, the balances were comprised of the following (in thousands):

	Shanwick RNCI		Contrail RNCI		Total	
Beginning Balance as of April 1, 2025	$	5,176	$	1,878	$	7,054
Contribution from non-controlling members		—		—		—
Distribution to non-controlling members		(493)		(651)		(1,144)
Net income attributable to non-controlling interests		439		449		888
Other comprehensive income attributable to the RNCI		184		—		184
Redemption value adjustments		958		2,406		3,364
Redemption of non-controlling interests		—		—		—
Ending Balance as of March 31, 2026	$	6,264	$	4,082	$	10,346

CAM and CJVII

For CAM's Investment Function, as described in Note 10, CAM's initial commitment to CJVII was approximately $51.0 million. The Company and MRC have commitments to CAM in the respective amounts of $7.0 million and $44.0 million. These represent the investor interests of CAM, separate and distinct from the common interests. Any investment returns on CAM's investor interests are shared pro-rata between the Company and MRC for each individual investment at the CJVII Series. Per its Operating Agreement, CAM is comprised of only two Series: the Onshore and the Offshore Series. Participation in each is determined solely based on whether a potential investment at the CJVII Series is a domestic (Onshore) or international (Offshore) investment. As of March 31, 2026, for its Investment Function, the Company has contributed $19.7 million to CAM's Offshore Series and $1.0 million to CAM's Onshore Series. The Company fulfilled its Investment Function initial commitment to CAM in fiscal year 2023.

In connection with the formation of CAM, MRC had a fixed price put option of $1.0 million to sell its common equity in CAM to the Company at each of the first three (3) anniversary date. The fixed price put option expired on May 5, 2024. At the later of (a) five (5) years after execution of the agreement and (b) distributions to MRC per the waterfall equal to their capital contributions, Air T has a call option and MRC has a put option on the MRC common interests in CAM ("secondary put and call option"). If either party exercises the option, the exercise price will be fair market value if Air T pays in cash at closing or 112.5% of fair market value if Air T opts to pay in three (3) equal annual installments after exercise. With respect to the secondary put and call option, as it is priced at fair value, the Company determined that there is no potential loss or gain upon exercise that would need to be recognized.

Acquisition 25.1 Warrant Issuances

On December 17, 2025, ATA 25.1 sold for nominal consideration ten-year warrants to purchase an aggregate of 19% of the equity interests of ATA 25.1 to three Air T employees (the "Holder(s)") that worked closely on the acquisition of Rex. The warrants vest at the earliest of certain conditions or five years from their issuance for a cumulative exercise price of $1.4 million with an option for each Holder to net settle in shares of ATA 25.1 if the fair value were to exceed the exercise price. If a Holder departs the Company or any of its subsidiaries voluntarily, the Company has the option to repurchase the warrant from the Holder for the greater of $2.0 million or the fair market value of the warrant. Additionally, each Holder agrees to guarantee a pro rata portion of the Investor Note, as defined in Note 13, and share in any excess cash flow on an as exercised basis if there is no claim on cash flows for any current or future debt holder. The warrants are considered equity securities, and at the time of their issuance, the warrants were fair valued at $0.8 million, which will be recognized over the five-year vesting period as an expense.

23. GUARANTEES

Nonfinancial Guarantees

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From time to time, we may issue guarantees or indemnifications to third parties assuring performance of lease agreements pertaining to aircraft assets owned by certain CJVII Series ("nonfinancial guarantees"). Air T's performance under these guarantees would be triggered by failure of the series to perform in accordance with the terms stated in the lease agreements.

Nonfinancial guarantees and indemnifications are recorded at fair value at their inception. We regularly review our performance risk under these arrangements, and in the event it becomes probable that we will be required to perform under a guarantee or indemnity, the amount of probable payment will be recorded.

The maximum potential payments for nonfinancial guarantees may vary over time given changing circumstances related to the underlying asset. The maximum potential payments for nonfinancial guarantees were $4.3 million and $4.4 million at March 31, 2026 and 2025, respectively. There were no liabilities recorded related to the nonfinancial guarantees at both March 31, 2026 and 2025.

24. SHARE REPURCHASES

On May 14, 2014, the Company announced that its Board of Directors had authorized a program to repurchase up to 750,000 (retrospectively adjusted to 1,125,000 after the stock split on June 10, 2019) shares of the Company's common stock from time to time on the open market or in privately negotiated transactions, in compliance with SEC Rule 10b-18, over an indefinite period. 1,264 shares were repurchased by the Company at an aggregate cost of $28,000 during the fiscal year ended March 31, 2026. During the fiscal year ended March 31, 2025, the Company repurchased 70,756 shares at an aggregate cost of $1.4 million, of which all were recorded as treasury shares. The Company has a total of 328,870 and 327,606 treasury shares as of March 31, 2026 and 2025, respectively. As of March 31, 2026, 750,964 shares may be repurchased pursuant to this program.

25. SUBSEQUENT EVENTS

Cancellation of Bloomia Indebtedness for Exercise of Rights Offering

On April 1, 2026, as part of a rights offering by Bloomia, the Company exchanged the full balance of the its notes receivable with Bloomia, totaling $4.0 million of principal and unpaid interest, for 994,989 shares of Bloomia's common stock in addition to purchasing 123,456 shares. Following completion of the rights offering, the Company's equity interest in Bloomia constituted 1,605,264 shares or approximately 33.7% of the outstanding shares of Bloomia common stock after the rights offering closed.

Acquisition of Arena

On June 10, 2026, the Company, through its subsidiaries and affiliates, entered into and consummated a series of related agreements and transactions involving the reorganization and capitalization of its aviation asset management platform and the acquisition of Arena Aviation Partners B.V., a Netherlands private limited company ("Arena"). The transactions were completed through Crestone Air Partners, LLC, a Delaware limited liability company ("CAP"), which serves as the platform vehicle for the combined Crestone and Arena aviation asset management business.

At closing, the Company paid cash consideration of $21.8 million for 100% of the outstanding shares of Arena pursuant to that certain Share Purchase Agreement. The consideration is subject to closing adjustments for debt, transaction expenses and leakage. A portion of the consideration payable in respect of certain Class P Shares was deposited into an indemnity escrow with Bank of Utah, as escrow agent, to secure seller indemnification obligations under the Share Purchase Agreement.

Immediately prior to the closing, the Company owned 90% of the common interests in CAM. At this same time, entities controlled by the Mill Road Investors (the "MRC Parties") collectively owned the remaining 10% of the common interests in CAM. In connection with the transactions, the Company and Aviation Growth Initiatives, LLC ("AGI"), a management-affiliated entity formed by executives of CAP, entered into a Membership Interest Purchase Agreement with the MRC Parties, pursuant to which the Company and AGI acquired the MRC Parties' 10% common interest position in CAM for aggregate cash consideration of $6.2 million, with each of the Company and AGI contributing $3.1 million of the aggregate cash consideration.

Following that acquisition, the Company and AGI entered into a Redemption Agreement with CAM, pursuant to which the Company and AGI redeemed approximately 99% of their CAM common interests in exchange for CAM's assignment to the Company and AGI of a portfolio of servicing agreement rights. The Company and AGI retained the remaining approximately 1% of CAM common interests and continue as common members of CAM. To the extent any servicing agreement requires third-party consent to assignment, the agreement will be treated as a non-assignable agreement held by CAM for the economic benefit of the Company and AGI pending receipt of the required consent. In connection with the reorganization, the parties also

104

amended CAM's limited liability company agreement to reflect the exit of the MRC parties from the common interest holder group and to preserve certain limited investor-protective consent rights held by specified MRC investor-side entities.

The acquisition will be accounted for as a business combination. Because the transaction occurred after March 31, 2026, no amounts related to Arena are included in the accompanying consolidated financial statements as of and for the year ended March 31, 2026. As of the date of this filing, the initial accounting for the business combination is incomplete due to the timing of the transaction and the ongoing evaluation of the fair values of the assets acquired and liabilities assumed.

Redemption of Contrail RNCI

On June 2, 2026 Contrail entered into a Subordinated Security Agreement (the "Put Agreement") with OCAS, Inc. (the "Seller"). As part of the Put Agreement, the Seller exercised its right to sell, and Contrail has agreed to buy, the remaining 5% interest the Seller has in Contrail, effective as of April 1, 2026, in exchange for a $3.5 million Secured Subordinated Promissory Note (the "Put Note"). The Put Note accrues interest on the principal amount at an initial rate be 6.8% and adjusts annually to the equivalent of the ten-year Treasury bond yield, adjusted on each anniversary date of the note, plus 2.50%. The interest under the note compounds monthly.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.*

None

Item 9A. *Controls and Procedures.*

Disclosure Controls

Our Chief Executive Officer and Chief Financial Officer, referred to collectively herein as the Certifying Officers, are responsible for establishing and maintaining our disclosure controls and procedures that are designed to ensure that information relating to the Company required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, including ensuring that such information is accumulated and communicated to the Company's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. The Certifying Officers have reviewed and evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 240.13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934) as of March 31, 2026. Our Chief Executive Officer and Chief Financial Officer concluded that, as of March 31, 2026, the Company's disclosure controls and procedures were effective. In addition, we believe that the consolidated financial statements in this annual report fairly present, in all material respects, the Company's consolidated financial condition as of March 31, 2026, and consolidated results of its operations and cash flows for the year then ended, in conformity with U.S. GAAP.

Management's Report on Internal Control Over Financial Reporting

Internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, is a process designed by, or under the supervision of, the Company's Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's management, with the participation of the Company's Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining policies and procedures designed to maintain the adequacy of the Company's internal control over financial reporting, including those policies and procedures that:

(1) Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

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On December 18, 2025, Air T Rex Acquisition, Inc., a wholly owned subsidiary of the Company, completed the acquisition of all of the outstanding capital stock of Rex pursuant to a share purchase agreement. We have excluded Rex from our assessment of internal control over financial reporting as of March 31, 2026, based on guidelines established by the SEC under which companies are permitted to exclude acquisitions from their assessment of internal control over financial reporting during the first year following an acquisition, while integrating an acquired company. The Company is in the process of integrating its internal controls over financial reporting following the Acquisition. As a result of these integration activities, certain controls will be evaluated and may be changed. Rex represented $210.7 million (52%) of consolidated total assets as of March 31, 2026 and Rex revenues from acquisition on December 18, 2025 through March 31, 2026 represented $55.3 million (17%) of consolidated revenues for the fiscal year then ended.

The Company's management has evaluated the effectiveness of the Company's internal control over financial reporting as of March 31, 2026 based on the criteria established in a report entitled Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment and those criteria, the Company's management has concluded that the Company's internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2026.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during fiscal quarter ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information.*

None of the Company's directors or officers adopted, modified or terminated a Rule 10b5-1 trading arrangement or a non Rule 10b5-1 trading arrangement during the Company's three months ended March 31, 2026, as such terms are defined under Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.*

Not Applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information contained under the headings “Proposal 1 - Election of Directors,” “Executive Officers,” “ Committees of the Board of Directors,” and “Delinquent Section 16(a) Reports” in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference. We have adopted an Insider Trading Policy governing the purchase, sale and other dispositions of our securities by directors, officers and employees that is reasonably designed to promote compliance with insider trading laws, rules and regulations and any applicable listing standards. A copy of our policy is filed with this Annual Report on Form 10-K as Exhibit 19.1.

Audit Committee Report

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process.

In this context, the Audit Committee has reviewed and discussed with management and the independent registered public accounting firm the audited financial statements as of and for the year ended March 31, 2026. The Audit Committee has discussed with the independent registered public accounting firm the matters required to be discussed by Auditing Standard No. 1301, Communications with Audit Committee, as adopted by the Public Company Accounting Oversight Board and currently in effect. In addition, the Audit Committee discussed with the independent registered public accounting firm the written disclosures and letter required by Public Company Accounting Oversight Board Ethics and Independence Rule 3526, Communication with Audit Committees Concerning Independence, regarding the independent registered public accounting firm’s communication with the Audit Committee concerning independence and discussed with them their independence from the Company and its management. The Audit Committee also has considered whether the independent registered public accounting firm’s provision of non-audit services to the Company is compatible with their independence.

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Based on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended March 31, 2026 for filing with the Securities and Exchange Commission.

June 29, 2026
AUDIT COMMITTEE

Ray Cabillot, Chair
Peter McClung
Jamie Thingelstad
William R. Foudray

Code of Ethics

The Company has adopted a code of ethics applicable to its executive officers and other employees. A copy of the code of ethics is available on the Company's internet website at http://www.airt.net. The Company intends to post waivers of and amendments to its code of ethics applicable to its principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions on its Internet website.

Item 11. *Executive Compensation.*

The information contained under the heading "Executive Compensation," "Base Salary," "Incentive and Bonus Compensation," "Retirement and Other Benefits," "Executive Compensation Tables," "Employment Agreement and Retirement Savings Plan" and "Director Compensation" in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.*

The information contained under the heading "Certain Beneficial Owners of Common Stock," "Director and Executive Officer Stock Ownership," in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.

Equity Compensation Plan Information

The following table provides information as of March 31, 2026, regarding shares outstanding and available for issuance under Air T, Inc.'s existing equity compensation plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities listed in first column)
Equity compensation plans approved by security holders:			
Air T 2020 Omnibus Stock Option Plan	244,750	N/A	20,700
Equity compensation plans not approved by security holders:	—	—	—
Total	244,750	N/A	20,700

Item 13. *Certain Relationships and Related Transactions and Director Independence.*

The information contained under the heading "Director Independence" and "Certain Transactions" in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.

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Item 14. *Principal Accountant Fees and Services.*
Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented under the caption “Audit Committee Pre-approval of Auditor Engagements” and “Audit Fees” in our Proxy Statement to be filed within 120 days of our fiscal year end, is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules.

1. Financial Statements

a. The following are incorporated herein by reference in Item 8 of Part II of this report:

(i) Report of Independent Registered Public Accounting Firm – Deloitte & Touche LLP
(ii) Consolidated Balance Sheets as of March 31, 2026 and 2025.
(iii) Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) for the years ended March 31, 2026 and 2025.
(iv) Consolidated Statements of Stockholders’ Equity for the years ended March 31, 2026 and 2025.
(v) Consolidated Statements of Cash Flows for the years ended March 31, 2026 and 2025.
(vi) Notes to Consolidated Financial Statements.

2. Exhibits

No.	Description
2.1	Share Purchase Agreement, dated March 8, 2026, by and among Crestone Air Partners, Inc., Arena Aviation Partners B.V., the shareholders party thereto, and Dirk Jan Smit, as Securityholders’ Agent, as amended by the Addendum thereto, incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
3.1	Restated Certificate of Incorporation dated October 30, 2001, Certificate of Amendment to Certificate of Incorporation dated September 25, 2008, Certificate of Designation dated March 26, 2012, and Certificate of Designation dated December 15, 2014, incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q for the period ended December 31, 2014 (Commission File No. 001-35476)
3.2	Certificate of Amendment to Restated Certificate of Incorporation For Issuance of Preferred Stock (incorporated by reference to Exhibit 3.2 of the Company's Annual Report on Form 10-K filed June 27,2022 (Commission File No. 001-35476)).
3.3	Certificate of Amendment to Restated Certificate of Incorporation as to Officer Exculpation (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement filed on July 24, 2023 (Commission File No. 001-35476))
3.4	Second Amended and Restated By-Laws of Air T, Inc. approved March 21, 2024, incorporated by reference to Exhibit 3.1 to the Company's Current report on Form 8-K filed March 27, 2024 (Commission File No. 001-35476).
4.1	Interim Trust Agreement, incorporated by reference to Exhibit 4.11 of the Company’s Registration Statement on Form S-1 filed November 20, 2018 (Registration Number 333-228485)
4.2	Certificate of Interim Trust dated September 28, 2018, incorporated by reference to Exhibit 4.14 of the Company’s Registration Statement on Form S-1 dated November 20, 2018 (Registration Number 333-228485)
4.3	Second Amended and Restated Trust Agreement dated as of June 23, 2021, incorporated by reference to Exhibit 10.31 to the Company’s Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)

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4.4	First Amendment to the Second Amended and Restated Trust Agreement of Air T Funding dated as of January 28, 2022, incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form S-1 filed August 23, 2023 (Commission File No. 001-35476).
4.5	Second Amendment to the Air T Funding Amended and Restated Trust Agreement dated as of March 3, 2021, incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed March 5, 2021 (Commission File No. 001-35476)
4.6	Description of Registered Securities, incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K for the year ended March 31, 2022
4.7	Specimen Common Stock Certificate of Air T, Inc., incorporated by reference to Exhibit 4.1 of the Company's Amended Registration Statement on Form S-1/A dated January 22, 2019 (Registration Number 333-228485)
4.8	Form of Capital Securities Certificate of Air T Funding, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)
4.9	Capital Securities Guarantee dated as of June 10, 2019, incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K dated June 13, 2019 (Commission File No. 001-35476)
4.10	Common Securities Certificate of Air T Funding issued to Air T, Inc. dated as of June 10, 2019, incorporated by reference to Exhibit 4.7 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)
4.11	Amendment to Capital Securities Guarantee Agreement, effective as of March 31, 2021, dated as of March 31, 2021, by and between Air T, Inc. and Delaware Trust Company incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 31, 2021 (Commission File Nos. 001-35476 and 001-38928)
4.12	Indenture for the Debentures dated as of June 10, 2019, incorporated by reference to Exhibit 4.5 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)
4.13	Supplemental Indenture dated as of March 3, 2021, incorporated by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed March 5, 2021 (Commission File No. 001-35476)
4.14	Debenture dated as of June 10, 2019, incorporated by reference to Exhibit 4.6 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476)
4.15	Agreement as to Expenses dated as of June 10, 2019, incorporated by reference to Exhibit 1.1 to the Company's Current Report on Form 8-K filed June 13, 2019 (Commission File No. 001-35476).
4.16	Amendment No. 1 to Agreement as to Expenses and Liabilities, incorporated by reference to Exhibit 1.2 to the Company's Registration Statement on Form S-1 filed August 23, 2023 (Registration No. 333-228485).
10.1	Premises and Facilities Lease dated November 16, 1995 between Global TransPark Foundation, Inc. and Mountain Air Cargo, Inc., incorporated by reference to Exhibit 10.5 to Amendment No. 1 on Form 10-Q/A to the Company's Quarterly Report on Form 10-Q for the period ended December 31, 1995 (Commission File No. 001-35476)
10.2	Second Amendment to Premises and Facilities Lease dated as of October 15, 2015 between Global TransPark Foundation, Inc. and Mountain Air Cargo, Inc., incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2016 (Commission File No. 001-35476)

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10.3	Air T, Inc. 2020 Omnibus Stock and Incentive Plan , incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q dated February 12, 2021 (Commission File No. 001-35476)*
10.4	Form of Non-Qualified Stock Option Award Agreement under 2020 Omnibus Stock and Incentive Plan, incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q dated February 12, 2021 (Commission File No. 001-35476)*
10.5	Employment Agreement dated as of March 26, 2014 between the Company and Nicholas J. Swenson, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 26, 2014 (Commission File No. 001-35476)*
10.6	Promissory Note and Business Loan Agreement executed as of March 7, 2018 between Contrail Aviation Support, LLC as Borrower, and Old National Bank as the Lender, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated March 8, 2018) (Commission File No. 001-35476)
10.7	Form of Second Amended and Restated Promissory Note Revolving Note, dated January 24, 2020 in the principal amount of $40,000,000 to Old National Bank, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476)
10.8	Third Amended and Restated Promissory Note Revolving Note of Contrail Aviation Support, LLC to Old National Bank dated September 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 2, 2021 (Commission File No. 001-35476)
10.9	Fourth Amended and Restated Promissory Note Revolving Note executed by Contrail Aviation Support, LLC in favor of Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.10	Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)
10.11	First Amendment to Master Loan Agreement, dated November 24, 2020 between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K dated December 11, 2020 (Commission File No. 001-35476)
10.12	Second Amendment to Master Loan Agreement, dated November 10,2022 between Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Old National Bank, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2022 (Commission File No. 001-35476)
10.13	First Amendment to Second Amendment to Master Loan Agreement and Third Amendment to Master Loan Agreement, dated March 22, 2023 between Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Old National Bank. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated March 22, 2023) (Commission File No. 001-35476)
10.14	Fourth Amendment to Master Loan Agreement by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.15	Fifth Amendment to Master Loan Agreement by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank dated September 12, 2024, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 18, 2024 (Commission File No. 001-35476)

110

10.16	Supplement #1 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Old National Bank. incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)
10.17	Supplement #2 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC, and Old National Bank. incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)
10.18	Form of First Amendment to Supplement #2 to Master Loan Agreement, dated June 24, 2019 by and between Contrail Aviation Support, LLC and Old National Bank, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476)
10.19	Form of Second Amendment to Supplement #2 to Master Loan Agreement, dated January 24, 2020 by and between Contrail Aviation Support, LLC and Old National Bank, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated June 24, 2019 (Commission File No. 001-35476)
10.20	Form of Third Amendment to Supplement #2 to Master Loan Agreement with Exhibit A, dated September 25, 2020 by and between Contrail Aviation Support, LLC and Old National Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated September 30, 2020) (Commission File No. 001-35476)
10.21	Fourth Amendment to Supplement #2 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank effective September 2, 2021, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated September 2, 2021 (Commission File No. 001-35476)
10.22	Fifth Amendment to Supplement #2 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.23	Air T, Inc. Continuing Guaranty in favor of Old National Bank, dated June 24, 2019, incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2019 (Commission File No. 001-35476)
10.24	Form of Air T, Inc. Amendment to Continuing Guaranty in favor of Old National Bank, incorporated by reference to Exhibit 10.8 of the Company's Current Report on Form 8-K dated December 26, 2019 (Commission File No. 001-35476)
10.25	Supplement #8 to Master Loan Agreement dated November 24, 2020 between Borrowers Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC and Lender Old National Bank (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated December 11, 2020) (Commission File No. 001-35476)
10.26	First Amendment to Supplement #8 to Master Loan Agreement between Contrail Aviation Support, LLC and Old National Bank dated May 26, 2023. (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated June 2, 2023) (Commission File No. 001-35476)
10.27	Supplement #9 to Master Loan Agreement dated June 24, 2019 by and between CAS and Old National Bank dated February 18, 2022, without exhibits, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 15, 2022 (Commission File No. 001-35476)
10.28	Fifth Amendment and Restated Promissory Note executed by Contrail Aviation Support, LLC in favor of Old National Bank effective September 5, 2023, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 5, 2023 (Commission File No. 001-35476).

111

10.29	Sixth Amendment to Supplement #2 to Master Loan Agreement by and between Contrail Aviation Support, LLC and Old National Bank effective September 5, 2023, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 5, 2023 (Commission File No. 001-35476).
10.30	Supplement #10 to Master Loan Agreement dated June 24, 2019 by and between CAS and Old National Bank dated March 28, 2024, without exhibits, incorporated by reference to Exhibit 10.1 to the Company's Report on Form 8-K filed April 2, 2024 (Commission File No. 001-35476).
10.31	Supplement #11 to Master Loan Agreement made and entered into by Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC, CASP Leasing I, LLC and Old National Bank dated September 12, 2024, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 18, 2024 (commission File No. 001-35476).*
10.32	Form of Contrail Asset Management, LLC Amended and Restated Limited Liability Company Agreement dated May 5, 2021, by and among the Members listed therein, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated May 5, 2021 (Commission File No. 001-35476)*
10.33	Aircraft dry lease and services agreement between FedEx and CSA Air, Inc. dated June 1, 2021, incorporated by reference to Exhibit 10.97 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)
10.34	Aircraft dry lease and services agreement between FedEx and Mountain Air Cargo, Inc. dated June 1, 2021, incorporated by reference to Exhibit 10.98 to the Company's Annual Report on Form 10-K dated June 25, 2021 (Commission File No. 001-35476)
10.35	Promissory Note with Bridgewater Bank dated December 2, 2021 in the principal amount of $9,900,000, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated December 2, 2021 (Commission File No. 001-35476)
10.36	Combination Mortgage, Security Agreement, Assignment of Leases and Rents and Fixture Financing Statement with Bridgewater Bank dated December 2, 2021, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated December 2, 2021 (Commission File No. 001-35476)
10.37	International Swaps and Derivatives Association, Inc. 2002 Master Agreement dated as of December 28, 2021 between Old National Bank and Contrail Aviation Support, LLC & Contrail Aviation Leasing, LLC., incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated January 7, 2022 (Commission File No. 001-35476)
10.38	Schedule to the 2002 Master Agreement dated as of December 28, 2021 between Old National Bank and Contrail Aviation Support, LLC & Contrail Aviation Leasing, LLC, including Swap Transaction Confirmation dated January 7, 2022, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated January 7, 2022 (Commission File No. 001-35476)
10.39	Form of Agreement for the Sale and Purchase of Shares in the share capital of GdW Beheer B.V. Between Mr G. de Wit (as the Seller), Decision Company B.V. and Ubi Concordia B.V. (as the Warrantors) And Shanwick B.V. (as the Purchaser) dated February 10, 2022, without exhibits or schedules (English Translation), incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476)
10.40	Form of Loan Agreement between Air T Acquisition 22.1, LLC and Bridgewater Bank dated February 8, 2022, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476)
10.41	Form of Air T Acquisition 22.1, LLC $5,000,000 Promissory Note to Bridgewater Bank dated February 8, 2022, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K dated February 8, 2022 (Commission File No. 001-35476)

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10.42	Form of Membership Interest Redemption and Earnout Agreement by and between Contrail Aviation Support, LLC and OCAS, Inc. executed May 30, 2024, without schedules, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476).
10.43	Form of Secured Subordinated Promissory Note between Contrail Aviation Support, LLC and OCAS, Inc., executed May 30, 2024, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476).
10.44	Form of Subordinated Security Agreement between Contrail Aviation Support, LLC and OCAS, Inc. executed May 30, 2024, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476).
10.45	Form of Second Amendment to First Amended and Restated Operating Agreement of Contrail Aviation Support, LLC executed May 30, 2024, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476).
10.46	Subordination Agreement among Old National Bank, OCAS, Inc. and Contrail Aviation Support, LLC dated September 12, 2024, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed September 18, 2024 (Commission File No. 001-35476).
10.47	Form of Put and Call Option Agreement by and between Contrail Aviation Support, LLC, OCAS, Inc. and Air T, Inc. executed May 30, 2024, without schedules, incorporated by reference to Exhibit 10.5 to the Company's Current Report Form 8-K filed on May 31, 2024 (Commission file No. 001-35476).
10.48	Exhibit A to Put Option Agreement (Secured Subordinated Promissory Note), incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476).
10.49	Exhibit B to Put Option Agreement (Secured Subordinated Security Agreement), incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed May 31, 2024 (Commission file No. 001-35476).
10.50	Credit Agreement by and among AirCo, LLC, a North Carolina limited liability company, AirCo 2, LLC, a Kansas limited liability company, Air'Zona Aircraft Services, Inc., an Arizona corporation, AirCo Services, LLC, a North Carolina limited liability company, CSA Air, Inc., a North Carolina corporation, Global Ground Support, LLC, a North Carolina limited liability company, Jet Yard, LLC, an Arizona limited liability company, Jet Yard Solutions, LLC, an Arizona limited liability company, Mountain Air Cargo, Inc., a North Carolina corporation, Stratus Aero Partners LLC, a Delaware limited liability company, Worldwide Aircraft Services, Inc., a Kansas corporation, and Worthington Aviation, LLC, a North Carolina limited liability company, as Borrowers, Air T, Inc. as Loan Party Agent and Alerus Financial, National Association executed August 29, 2024, without schedules, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed August 30, 2024 (Commission File No. 001-35476).
10.51	Amendment No. 1 to Credit Agreement and Other Loan Documents dated as of January 21, 2025 by and among AirCo, LLC, a North Carolina limited liability company, AirCo 2, LLC, a Kansas limited liability company, Air'Zona Aircraft Services, Inc., an Arizona corporation, AirCo Services, LLC, a North Carolina limited liability company, CSA Air, Inc., a North Carolina corporation, Global Ground Support, LLC, a North Carolina limited liability company, Jet Yard, LLC, an Arizona limited liability company, Jet Yard Solutions, LLC, an Arizona limited liability company, Mountain Air Cargo, Inc., a North Carolina corporation, Stratus Aero Partners LLC, a Delaware limited liability company, Worldwide Aircraft Services, Inc., a Kansas corporation, and Worthington Aviation, LLC, a North Carolina limited liability company, as Borrowers, Air T, Inc. as Loan Party Agent and Alerus Financial, National Association, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 22, 2025 (Commission file No. 001-35476).

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10.52	Form of Amendment No. 2 to Credit Agreement and Consent dated February 21, 2025 entered into by and among AirCo, LLC, a North Carolina limited liability company, AirCo 2, LLC, a Kansas limited liability company, Air'Zona Aircraft Services, Inc., an Arizona corporation, AirCo Services, LLC, a North Carolina limited liability company, CSA Air, Inc., a North Carolina corporation, Global Ground Support, LLC, a North Carolina limited liability company, Jet Yard, LLC, an Arizona limited liability company, Jet Yard Solutions, LLC, an Arizona limited liability company, Mountain Air Cargo, Inc., a North Carolina corporation, Stratus Aero Partners LLC, a Delaware limited liability company, Worldwide Aircraft Services, Inc., a Kansas corporation, and Worthington Aviation, LLC, a North Carolina limited liability company, as Borrowers, Air T, Inc. as Loan Party Agent and Alerus Financial, National Association, without exhibits or schedules, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed February 26, 2025 (Commission File No. 001-35476).
10.53	Amendment No. 3 to Credit Agreement by and among AirCo, LLC, AirCo 2, LLC, Air'Zona Aircraft Services, Inc., AirCo Services, LLC, CSA Air, Inc., Global Ground Support, LLC, Jet Yard, LLC, Jet Yard Solutions, LLC, Mountain Air Cargo, Inc., Stratus Aero Partners, LLC, Worldwide Aircraft Services, Inc., and Worthington Aviation, LLC and Alerus Financial, National Association effective March 31, 2025, incorporate by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed April 4, 2025 (Commission File No. 001-35476).
10.54	Form of Revolving Credit Note by the Borrowers executed August 29, 2024, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed August 30, 2024 (Commission File No. 001-35476).
10.55	$14,000,000 Amended and Restated Revolving Credit Note to Alerus Financial, National Association dated March 31, 2025, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed April 4, 2025 (Commission File No. 001-35476).
10.56	Employment Agreement between Air T, Inc. and Tracy Kennedy, executed February 27, 2026, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed March 4, 2026 (Commission File No. 001-35476).*
10.57	Form of Term Note A by the Borrowers executed August 29, 2024, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed August 30, 2024 (Commission File No. 001-35476).
10.58	Form of Security Agreement by the Borrowers in favor of Alerus Financial executed August 29, 2024, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed August 30, 2024 (Commission File No. 001-35476).
10.59	Form of Pledge Agreement by Air T, Inc. in favor of Alerus Financial executed August 29, 2024, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed August 30, 2024 (Commission File No. 001-35476).
10.60	Form of Guaranty of Air T, Inc. executed August 29, 2024, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed August 30, 2024 (Commission File No. 001-35476).
10.61	Aircraft Sale and Purchase Agreement between CASP Leasing I, LLC and Aurick One Limited dated August 29, 2024 – Aircraft #1, incorporate by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K Filed September 5, 2024 (Commission File No. 001-35476).*
10.62	Aircraft Sale and Purchase Agreement between CASP Leasing I, LLC and Aurick One Limited dated August 29, 2024-Aircraft #2, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 5, 2024 (Commission File No. 001-35476).*
10.63	Form of Aircraft Lease Agreement between CASP Leasing I, LLC and Electra Airways OOD – Aircraft #1, incorporate by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed September 5, 2024 (Commission File No. 001-35476).*

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10.64	Form of Aircraft Lease Agreement between CASP Leasing I, LLC and Electra Airways OOD – Aircraft #2, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed September 5, 2024 (Commission File No. 001-35476).*
10.65	Term Note J by Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and CASP Leasing I, LLC dated September 12, 2024, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed September 18, 2024 (Commission File No. 001-35476).
10.66	Credit Agreement by and among Mountain Air Cargo, Inc., a North Carolina corporation and Bank of America, N.A., executed August 29, 2024, without exhibits or schedules, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 26, 2025 (Commission File No. 001-35476).
10.67	Form of Acknowledgment and Agreement by Air T, Inc. to Alerus Financial, National Association executed February 21, 2025, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed February 26, 2025 (Commission File No. 001-35476).
10.68	$3,000,000 Overline Note to Alerus Financial, National Association dated March 31, 2025, incorporate by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 4, 2025 (Commission File No. 001-35476).
10.69	$1,050,000 Term Note C to Alerus Financial, National Association dated May 15, 2025, incorporate by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed May 21, 2025 (Commission File No. 001-35476).
10.70	Amendment No. 4 to Credit Agreement and Consent by and among Air'Zona Aircraft Services, Inc., CSA Air, Inc., Global Ground Support, LLC, Jet Yard, LLC, Jet Yard Solutions, LLC, Mountain Air Cargo, Inc., Worldwide Aircraft Services, Inc., Worthington Aviation, LLC, Royal Aircraft Services, LLC, Air T, Inc. and Alerus Financial, National Association effective May 15, 2025, without schedules, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed May 21, 2025 (Commission File No. 001-35476).
10.71	Amended and Restated Revolving Credit Note of the Borrowers in the amount of $20,000,000 to Alerus Financial, National Association dated as of September 3, 2025, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 5, 2025 (Commission File No. 001-35476).
10.72	Amendment No. 5 to Credit Agreement by and among Air'Zona Aircraft Services, Inc., CSA Air, Inc., Global Ground Support, LLC, Jet Yard, LLC, Jet Yard Solutions, LLC, Mountain Air Cargo, Inc., Worldwide Aircraft Services, Inc., Royal Aircraft Services, LLC and Worthington Aviation, LLC, Air T, Inc. and Alerus Financial, National Association effective as of September 3, 2025, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed September 5, 2025 (Commission File No. 001-35476).
10.73	Amended and Restated Term Note A in the amount of $9,188,571.40 to Alerus Financial, National Association dated as of September 3, 2025, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed September 5, 2025 (Commission File No. 001-35476).
10.74	Acknowledgment and Agreement of Air T, Inc. as to Amendment No. 5 to Credit Agreement dated September 3, 2025, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed September 5, 2025 (Commission File No. 001-35476).
10.75	Unlimited Continuing Guaranty (Swap Transaction) of Air T, Inc. to and for the benefit of Alerus Financial, National Association entered into as of September 3, 2025, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed September 5, 2025 (Commission File No. 001-35476).
10.76	Third Note Purchase Agreement among Air T, Inc., AAM 24-1, LLC, Honeywell Common Investment Fund and Honeywell International Inc. Master Retirement Trust, dated May 30, 2025, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 2, 2025 (Commission File No. 001-35476).

115

10.77	Form of Multiple Advance Senior Secured Note, dated May 30, 2025, incorporated by reference to Exhibit 10.2 on the Company's Current Report on Form 8-K filed June 2, 2025 (Commission File No. 001-35476).
10.78	Form of Amended and Restated Pledge Agreement dated May 30, 2025, incorporate by reference to Exhibit 10.3 on the Company's Current Report on Form 8-K filed June 2, 2025 (Commission File No. 001-35476).
10.79	Form of Sale and Purchase Agreement between CASP Leasing I, LLC and FTAI Aircraft Leasing Ireland (2025) DAC dated June 19, 2025 (Airbus Model A-320-214), incorporated by reference to Exhibit 10.1 on the Company's Current Report on Form 8-K filed June 25, 2025 (Commission File No. 001-35476)**
10.80	Form of Sale and Purchase Agreement between CASP Leasing I, LLC and FTAI Aircraft Leasing Ireland (2025) DAC dated June 19, 2025 (Airbus Model A-321-111), incorporated by reference to Exhibit 10.2 on the Company's Current Report on Form 8-K filed June 25, 2025 (Commission File No. 001-35476)**
10.81	Bill of Sale – Airbus Model A321-111 aircraft and engines dated July 15, 2025, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 18, 2025 (Commission File No. 001-35476).*
10.82	Bill of Sale – Airbus Model A320-214 aircraft and engines dated July 15, 2025, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed July 18, 2025 (Commission File No. 001-35476).*
10.83	Acceptance Certificate – Airbus Model A321-111 aircraft and engines dated July 15, 2025, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed July 18, 2025 (Commission File No. 001-35476).*
10.84	Acceptance Certificate – Airbus Model A320-214 aircraft and engines dated July 15, 2025, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed July 18, 2025 (Commission File No. 001-35476).*
10.85	Assignment, Assumption and Amendment Agreement in respect of Airbus Model A321-111 aircraft and engines dated July 15, 2025, incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed July 18, 2025 (Commission File No. 001-35476).*
10.86	Assignment, Assumption and Amendment Agreement in respect of Airbus Model A320-214 aircraft and engines dated July 15, 2025, incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed July 18, 2025 (Commission File No. 001-35476).*
10.87	Term Note dated November 24, 2025 from Air T Acquisition 22.1, LLC to Alerus Financial, National Association in the principal amount of $6,000,000, incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.88	Loan Agreement dated November 24, 2025 between Air T Acquisition 22.1, LLC to Alerus Financial, National Association, incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.89	TPS Security Agreement dated November 24, 2025 made by Air T Acquisition 22.1, LLC in favor of Alerus Financial, National Association, incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.90	Security Agreement dated November 24, 2025 made by Air T Acquisition 22.1, LLC in favor of Alerus Financial, National Association, incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).

116

10.91	Air T Investment Account Amended and Restated Pledge Agreement dated November 24, 2025 made by Air T, Inc. in favor of Alerus Financial, National Association, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.92	Membership Interest Pledge Agreement dated November 24, 2025 made by Air T, Inc. in favor of Alerus Financial, National Association, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.93	Master Loan Agreement dated November 24, 2025 between and among Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Alerus Financial, National Association, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.94	Supplement No. 1 to Master Loan Agreement dated November 24, 2025 between and among Contrail Aviation Support, LLC, Contrail Aviation Leasing, LLC and Alerus Financial, National Association, incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.95	Promissory Note Revolving Note dated November 24, 2025 of Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC to Alerus Financial, National Association in the principal amount of $15,000,000, incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.96	Commercial Security Agreement dated November 24, 2025 of Contrail Aviation Support, LLC and Contrail Aviation Leasing, LLC to Alerus Financial, National Association, incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.97	Continuing Guaranty dated November 24, 2025 by Air T, Inc. in favor of Alerus Financial, National Association, incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed December 1, 2025 (Commission File No. 001-35476).
10.98	Form of Note Purchase Agreement among Air T Acquisition 25.1, LLC, Air T, Inc. and Honeywell Common Investment Fund and Honeywell International Inc. Master Retirement Fund dated December 15, 2025, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.99	Form of Senior Secured Note of Air T Acquisition 25.1, LLC to Honeywell Common Investment Fund and Honeywell International Inc. Master Retirement Fund dated December 15, 2025, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.100	Form of Pledge Agreement of Air T, Inc., in favor of Honeywell Common Investment Fund and Honeywell International Inc. Master Retirement Fund dated December 15, 2025, incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.101	Form of Parent Guaranty of Air T, Inc. dated December 15, 2025, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.102	Form of Contingent Payment Agreement by and among Air T, Inc., Air T Acquisition 25.1, LLC, Air T Rex Acquisition, Inc. and Honeywell Common Investment Fund and Honeywell International Inc. Master Retirement Fund dated December 15, 2025, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.103	Order dated December 11, 2025 of the Federal Court of Australia, New South Wales Registry, Division: General – In the Matter of: The Joint and Several Deed Administrators of each of the Regional Express Holdings Ltd (Subject to Deed of Company Arrangement) (ACN 099 547 270) and others named in the schedule, approving the Rex Express Acquisition, incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).

117

10.104	Form of Rex Group Creditors' Trust Deed dated December 17, 2025, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.105	Form of Intercreditor Deed – Regional Express Airlines between and among the Commonwealth of Australia, Air T Lending 25.1, LLC, the Air T Security Trustee and Regional Express Holdings Limited, Rex Investment Holdings Pty Ltd, Regional Express Pty Ltd., Air Partners Pty Ltd., AAPA Victoria Pty Ltd., Australian Airline Pilot Academy Pty Ltd, Rex Flyer Pty Ltd., and Australian Aero Propeller Maintenance Pty Ltd. dated December 17, 2025, incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.106	Form of Commonwealth Facility Agreement originally dated November 11, 2024, as further amended and restated, incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.107	Form of Commonwealth Facility Agreement dated December 17, 2025, incorporated by reference to Exhibit 10.10 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.108	Form of General Security Deed dated December 17, 2025, incorporated by reference to Exhibit 10.11 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.109	Form of New Facility Agreement between and among the Commonwealth of Australia and Regional Express Holdings Limited, Rex Investment Holdings Pty Ltd, Regional Express Pty Ltd., Air Partners Pty Ltd., Rex Flyer Pty Ltd., Australian Aero Propeller Maintenance Pty Ltd., Australian Airline Pilot Academy Pty Ltd., and AAPA Victoria Pty Ltd. dated December 17, 2025, incorporated by reference to Exhibit 10.12 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.110	Form of New Cap Note Facility dated December 17, 2025, incorporated by reference to Exhibit 10.13 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.111	Form of Air T Acquisition 25.1, LLC Securities Purchase Agreement with Messrs. D. Philp, N. Swenson and J. Golbus dated December 17, 2025, incorporated by reference to Exhibit 10.14 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.112	Form of Air T Acquisition 25.1, LLC Warrant Agreement issued to Messrs. D. Philp, N. Swenson and J. Golbus dated December 17, 2025, incorporated by reference to Exhibit 10.15 to the Company's Current Report on Form 8-K filed December 18, 2025 (Commission File No. 001-35476).
10.113	Limited Liability Company Agreement of Crestone Air Partners, LLC, dated June 10, 2026, incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
10.114	Membership Interest Purchase Agreement, dated June 10, 2026, by and among Crestone Asset Management, LLC, MRC Common Member LLC, MR CAM US Splitter 2, L.P., Aviation Growth Initiatives, LLC and Air T Acquisition 26.1, LLC, incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
10.115	Redemption Agreement, dated June 10, 2026, by and among Crestone Asset Management, LLC, Aviation Growth Initiatives, LLC, Air T Acquisition 26.1, LLC, and Air T, Inc., incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
10.116	First Amendment to Second Amended and Restated Limited Liability Company Agreement of Crestone Asset Management, LLC, dated June 10, 2026, incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).

118

10.117	Escrow Agreement, dated June 10, 2026, by and among Crestone Air Partners, LLC, Dirk Jan Smit, as Securityholders' Agent, and Bank of Utah, as escrow agent, incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
10.118	Subscription Agreement for Class B Preferred Units of Crestone Air Partners, LLC, dated June 10, 2026, by and between Crestone Air Partners, LLC and Air T, Inc., incorporated by reference to Exhibit 10.6(a) to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
10.119	Subscription Agreement for Class A Common Units of Crestone Air Partners, LLC, dated June 10, 2026, by and between Crestone Air Partners, LLC and Air T Acquisition 26.1, LLC, incorporated by reference to Exhibit 10.6(b) to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
10.120	Subscription Agreement for Class B Preferred Units of Crestone Air Partners, LLC, dated June 10, 2026, by and among Crestone Air Partners, LLC, IF GPT Holdco PVT LLC and BOAC GPT Holdco PVT LLC, incorporated by reference to Exhibit 10.6(c) to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
10.121	Amendment No. 6 to Credit Agreement and Other Loan Documents, dated effective as of June 15, 2026, by and among Air'Zona Aircraft Services, Inc., CSA Air, Inc., Global Ground Support, LLC, Jet Yard, LLC, Jet Yard Solutions, LLC, Mountain Air Cargo, Inc., Worldwide Aircraft Services, Inc., Royal Aircraft Services, LLC, Worthington Aviation, LLC, Air T, Inc., as loan party agent and guarantor, and Alerus Financial, National Association, as lender, incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
10.122	Overline Note, dated as of June 15, 2026, made by Air'Zona Aircraft Services, Inc., CSA Air, Inc., Global Ground Support, LLC, Jet Yard, LLC, Jet Yard Solutions, LLC, Mountain Air Cargo, Inc., Royal Aircraft Services, LLC, Worldwide Aircraft Services, Inc. and Worthington Aviation, LLC in favor of Alerus Financial, National Association, incorporated by reference to Exhibit 10.8 to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
10.123	Acknowledgment and Agreement, dated June 15, 2026, by Air T, Inc., as guarantor, in favor of Alerus Financial, National Association, incorporated by reference to Exhibit 10.9 to the Company's Current Report on Form 8-K filed June 16, 2026 (Commission File No. 001-35476).
19.1	Insider Trading Policy (filed herewith)
21.1	List of subsidiaries of the Company (filed herewith)
22.1	List of Issuers and Guarantors (filed herewith)
23.1	Consent of Deloitte & Touche LLP (filed herewith)
24.1	Power of Attorney (filed herewith)
31.1	Section 302 Certification of Chief Executive Officer (filed herewith)
31.2	Section 302 Certification of Chief Financial Officer (filed herewith)
32.1	Section 1350 Certification of Chief Executive Officer (furnished herewith)
32.2	Section 1350 Certification of Chief Financial Officer (furnished herewith)
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (filed herewith)

119

101	The following financial information from the Annual Report on Form 10-K for the year ended March 31, 2026, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Income (Loss) and Comprehensive Income (Loss), (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Stockholders Equity, and (v) the Notes to the Consolidated Financial Statements (filed herewith).

* Management compensatory plan or arrangement required to be filed as an exhibit to this report.

** Pursuant to SEC rules, certain information has been omitted from this exhibit as private or confidential.

Item 16. Form 10-K Summary

None.

120

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2026 AIR T, INC.

By: /s/ Nick Swenson

Nick Swenson, Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)

POWER OF ATTORNEY

Each individual person whose signature appears below hereby appoints Nick Swenson and Tracy Kennedy as attorney-in-fact with full power of substitution, severally, to execute in the name and on behalf of each such person, individually and in each capacity stated below, one or more amendments to this annual report which amendments may make such changes in the report as the attorney-in-fact acting in, the premises deems appropriate, to file any such amendment to the report with the SEC, and to take all other actions either of them deem necessary or advisable to enable the Company to comply with the rules, regulations and requirements of the SEC.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Signature	Title	Date
By:	/s/ Nick Swenson Nick Swenson	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	June 29, 2026
By:	/s/ Tracy Kennedy Tracy Kennedy	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	June 29, 2026
By:	/s/ Raymond Cabillot Raymond Cabillot	Director	June 29, 2026
By:	/s/ William R. Foudray William R. Foudray	Director	June 29, 2026
By:	/s/ Gary S. Kohler Gary S. Kohler	Director	June 29, 2026
By:	/ s/ Peter McClung Peter McClung	Director	June 29, 2026
By:	/s/ Jamie Thingelstad Jamie Thingelstad	Director	June 29, 2026